As submitted confidentially to the Securities and Exchange Commission on December 20, 2012

Registration No. 333–

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S–1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Mavenir Systems, Inc.

(Exact name of registrant as specified in its charter)

Delaware	3576	61-1489105
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

Mavenir Systems, Inc.

1700 International Parkway, Suite 200, Richardson, TX 75081

(469) 916-4393

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Pardeep Kohli

President and Chief Executive Officer

Mavenir Systems, Inc.

1700 International Parkway, Suite 200, Richardson, TX 75081

(469) 916-4393

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Alan Bickerstaff Ted Gilman Andrews Kurth LLP 111 Congress, Suite 1700 Austin, TX 78701 (512) 320-9200	Sam Garrett General Counsel Mavenir Systems, Inc. 1700 International Parkway, Suite 200 Richardson, TX 75081 (469) 916-4393	Richard D. Truesdell, Jr. Davis Polk & Wardwell LLP 450 Lexington Avenue New York, New York 10017 (212) 450-4000

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (check one)

Large Accelerated filer ☐		Accelerated filer ☐
Non-accelerated filer ☒	(Do not check if a smaller reporting company)	Smaller reporting company ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee(2)
Common stock, $0.001 par value per share	$	$

(1)	Estimated solely for the purpose of computing the registration fee in accordance with Rule 457(o) under the Securities Act of 1933, as amended. Includes the offering price of additional shares that the underwriters have the option to purchase.
(2)	Registration fee will be paid when registration statement is first publicly filed under the Securities Act of 1933, as amended.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant files a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and we are not soliciting an offer to buy these securities in any state or other jurisdiction where the offer or sale is not permitted.

PROSPECTUS (Subject to completion)

Issued                     , 2012

                         Shares

Common Stock

Mavenir Systems, Inc. is offering              shares of common stock. This is our initial public offering and no public market currently exists for our shares. We expect that the initial public offering price will be between $         and $         per share.

We intend to apply to list our common stock on the New York Stock Exchange or the Nasdaq Global Market under the symbol “MVNR”.

We are an “emerging growth company” under applicable federal securities laws and will be subject to reduced public company reporting requirements. Investing in our common stock involves risks. See “Risk Factors” beginning on page 13.

Price $             Per Share

	Price to Public	Underwriting Discounts and Commissions	Proceeds to Mavenir
Per share	$	$	$
Total	$	$	$

We have granted the underwriters the right to purchase an additional              shares of common stock.

The Securities and Exchange Commission and state securities commissions have not approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares of common stock to purchasers on                     , 2012.

Morgan Stanley	BofA Merrill Lynch	Deutsche Bank Securities

                    , 2012

We have not, and the underwriters have not, authorized anyone to provide you with any information other than that contained in this prospectus and any free writing prospectus prepared by us or on our behalf. We and the underwriters take no responsibility for, and can provide no assurances as to the reliability of, any information that others may give you. This prospectus may only be used in jurisdictions where it is legal to sell these securities. The information contained in this prospectus is only accurate as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of our common stock.

Dealer Prospectus Delivery Obligation

Through and including                     , 2012 (the 25th day after the date of this prospectus), all dealers that buy, sell or trade shares of our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold share allotments or subscriptions.

PROSPECTUS SUMMARY

This summary highlights the information contained elsewhere in this prospectus and is a brief overview of the key aspects of the offering. Because this is only a summary, it does not contain all of the information that may be important to you. Before investing in our common stock, you should read this entire prospectus, including the information set forth under the headings “Risk Factors,” Selected Historical Consolidated Financial and Operating Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Our Business” and our consolidated financial statements and related notes thereto. Some of the statements in this prospectus constitute forward-looking statements. Please read “Special Note Regarding Forward-Looking Statements” for more information.

Unless the context otherwise requires, references in this prospectus to “Mavenir Systems,” “Mavenir,” “we,” “our,” “us,” and the “company” refer to Mavenir Systems, Inc. together with its subsidiaries.

MAVENIR SYSTEMS, INC.

Overview

We are a leading provider of software-based networking solutions that enable mobile service providers to deliver high-quality internet protocol (IP)-based voice, video, rich communications and enhanced messaging services to their subscribers globally. Our mOne® Convergence Platform has enabled leading mobile service providers to introduce the industry’s first live network deployment of Voice-Over-LTE (VoLTE) and the industry’s first live deployment of next-generation Rich Communication Suite 5.0. Our solutions deliver next-generation services such as Rich Communication Suite (RCS), VoLTE and Voice over Wi-Fi (VoWi-Fi) over existing 2G and 3G networks and next-generation 4G networks. We enable mobile service providers to offer services that generate increased revenue and improve subscriber satisfaction and retention, while allowing them to improve time-to-market of new services and reduce network costs.

The capabilities of smartphones and tablets have caused consumers to shift their communication preferences from traditional voice service to a combination of voice, video and messaging services. Additionally, many consumers are using their mobile devices to browse the internet, run software applications, access cloud-based services and consume, create and share rich multimedia and user-generated content. These trends have placed substantial capacity constraints on the existing networks of mobile service providers. According to the February 2012 Cisco Visual Networking Index report, the average smartphone and tablet generate 35 and 120 times more data traffic, respectively, than the average basic-feature cell phone. As a result, mobile data traffic is projected to continue to increase exponentially, driven by the rapid adoption of smartphones and tablets and the demand for enhanced and high-bandwidth mobile services such as video. In order to alleviate the resulting spectrum and network capacity challenges, mobile service providers are making significant investments to transition their networks to the 4G Long Term Evolution (4G-LTE) standard, as that standard enables higher data speeds and allows more efficient use of the frequency spectrum. In a September 2012 report, Gartner estimates that annual spending on LTE mobile infrastructure will grow from $5.0 billion in 2012 to $23.8 billion by 2016, representing a compound annual growth rate (CAGR) of 48%. (Source: Gartner, Forecast: Carrier Network Infrastructure, Worldwide, 2009–2016 3Q12 Update, September 2012)

Because our solutions are interoperable across network generations, we enable mobile service providers to leverage their existing investments in 2G and 3G networks while offering a seamless, cost-effective migration path to 4G networks. We provide our solutions to over 120 mobile networks globally, including three of the top five mobile service providers in the United States and four of the top five in Western Europe, as measured by number of subscribers as of September 2012. Our end customers include AT&T, MetroPCS, T-Mobile USA and Vodafone. Our customers include the first mobile service providers to deploy VoLTE and RCS 5.0 services to their subscribers, which services were deployed utilizing our technology. Our solutions can be deployed on-premise within the mobile service provider’s network or hosted in a mobile cloud environment. Our solutions enable mobile service providers to generate additional revenues by providing their subscribers with rich communications and cloud-based services, including:

•	high quality, integrated communications services, including voice calling, video calling and messaging;

•	a rich communications experience, with integrated one-to-one and group voice chat, video chat, messaging and sharing of content such as videos, images, links or locations;

•	a single identity across multiple devices and services, based on a subscriber’s mobile phone number, that allows seamless delivery of mobile services and applications globally;

•	interworking with legacy short message service (SMS), multimedia messaging service (MMS) and social networks; and

•	cloud-based delivery of next generation mobile communications, including voice, video, enhanced messaging and storage of mobile subscriber content and media.

We commenced operations in 2005 and began product sales in 2007. Our pro forma 2011 revenue, which assumes a full-year contribution from Airwide Solutions, Inc. (Airwide Solutions), a business we acquired in May 2011, was $66.8 million. For the year ended December 31, 2011, our reported revenue was $49.5 million, compared with $8.3 million for the year ended December 31, 2010. For the nine months ended September 30, 2012 and 2011, our revenue was $57.1 million and $25.4 million, respectively, representing 125% year-over-year growth. In addition, our operating loss was $(20.4) million and $(10.2) million for the years ended December 31, 2011 and 2010, respectively, and was $(8.8) million and $(14.8) million for the nine months ended September 30, 2012 and 2011, respectively. We are headquartered in Richardson, Texas and had approximately 570 full-time employees worldwide as of September 30, 2012.

Industry Background

The market for mobile communications services is evolving rapidly, characterized by the following trends:

Proliferation of Smartphones and Tablets. Global adoption of smartphones and tablets is in its early stages, and future growth is expected to accelerate as mobile subscribers increasingly rely on these powerful devices. Despite increased usage of smartphones, a June 2012 Ericsson publication estimated that smartphones accounted for only 12% of total global mobile subscriptions, highlighting the potential for growth in smartphone usage.

Increased Use of Mobile Applications, Mobile Media and Cloud-Based Services. Powerful smartphones and tablets are rapidly replacing desktop computers and laptops as the primary computing platform used for browsing the internet, running software applications, accessing cloud-based services, and consuming media content such as streaming video and internet radio. Also, many consumers are increasingly creating, sharing and accessing user-generated content, such as photos and videos, on their mobile devices through online services such as Facebook and YouTube. In addition, cloud-based storage is growing significantly as consumers purchase content from media services, such as Amazon, Apple and Google, and utilize online storage services to access their purchased content from multiple mobile device types. Furthermore, mobile subscribers are increasingly seeking more rich media services, such as video chat, to enhance the communications experience on their mobile devices. These trends in consumer behavior related to mobile device usage are driving a substantial increase in the amount of mobile data traffic.

Mobile Service Provider Challenges

Proliferation of smartphones and tablets as well as increased use of mobile applications and cloud-based services by subscribers present the following challenges for mobile service providers:

•

Strain on Existing Network Resources. Faced with increased subscriber demand for bandwidth-consuming mobile applications and cloud-based services, mobile service providers are facing spectrum and capacity constraints.

•

Competition from Over-The-Top / Web Services. Over-The-Top (OTT) services, such as Skype, Apple Facetime, Facebook Chat and Blackberry Messenger, allow consumers to engage in rich communications experiences in a simple, easy-to-use interface. These OTT services provide free and feature-rich alternatives that compete with traditional voice and SMS services offered by mobile service providers.

•

Need to Offer Subscribers Enhanced Services. As mobile voice service access has become commoditized and average voice revenue per subscriber has decreased, mobile service providers are seeking to offer their subscribers new, differentiated services that increase revenue per subscriber, enhance customer satisfaction and reduce churn.

•

Migration Path to 4G. As mobile service providers migrate to 4G, they will look to minimize capital expenditures and operational costs, while maximizing subscriber usage of their network. Mobile service providers are seeking a common solution platform that can address existing 2G and 3G network requirements without requiring additional investments and that can also be utilized for next-generation 4G network introductions.

Benefits of 4G

The next generation of mobile technology, broadly defined as 4G, includes Long Term Evolution (LTE), Worldwide Interoperability Microwave Access (WiMAX) and Evolved High Speed Packet Access (HSPA+) and can be extended to include Wi-Fi. 4G has been developed to handle mobile data more efficiently and allows for faster, more reliable and more secure mobile service with less latency than existing 2G and 3G networks. The faster data transfer capabilities of 4G networks enable mobile subscribers to use a wide variety of bandwidth-intensive software applications and cloud-based services with a rich mobile computing experience. In addition to the benefits for mobile subscribers, 4G technology is an inherently more efficient and cost-effective network infrastructure for mobile service providers.

Market Opportunity

4G is a generational change in technology for the mobile industry, a change that occurs approximately every ten years on average. Every generational change spurs a new investment cycle as mobile service providers seek to invest in equipment upgrades to support new standards. In the transition of communication services from 2G and 3G to 4G, a complete change of infrastructure to deliver new services is required. Unlike 3G, migration to the next-generation 4G standard is no longer an option, but rather a time-critical business priority for many mobile service providers.

Many mobile service providers are currently making the needed infrastructure investments to accommodate the growing subscriber demand for next-generation mobile communication services. A September 2012 Gartner report estimates that next-generation 4G-LTE mobile infrastructure spending is $5.0 billion in 2012 and is forecast to reach $23.8 billion by 2016, representing a 48% CAGR. (Source: Gartner, Forecast: Carrier Network Infrastructure, Worldwide, 2009-2016 3Q12 Update, September 2012.) We believe 4G network investments will accelerate as mobile service providers seek to meet growing subscriber demand.

Our Solutions

Our solutions, based on our mOne® Convergence Platform, enable mobile service providers to deliver IP-based voice, video, rich communications and enhanced messaging services over their existing 2G and 3G networks and next-generation 4G networks. Our solutions are focused on delivering a seamless and intuitive communications experience to mobile subscribers and an integrated, flexible, differentiated platform for mobile service providers. We enable mobile service providers to capitalize on their IP-based network investments by efficiently and cost-effectively offering a broad range of services.

Our mOne® Convergence Platform offers our customers the following key benefits:

Comprehensive, Highly Configurable and Converged Communication Solution. The mOne® Convergence Platform enables mobile service providers to deploy any or all of a wide range of services. Some of these services include:

•	high quality, integrated communication services, including voice calling, video calling and messaging;

•	a rich communications experience, with integrated one-to-one and group voice chat, video chat, messaging and sharing of content such as videos, images, links or locations;

•	a single identity across multiple devices and services, based on a subscriber’s mobile phone number, that allows seamless delivery of mobile services and applications globally; and

•	interworking with legacy SMS/MMS and social networks.

Cloud-Based Implementation. The design of our software products enables mobile service providers to use private cloud implementations to deliver next generation mobile communications, including voice, video, enhanced messaging and storage of mobile subscriber content and media. These solutions allow our customers to share capacity in a cloud deployment with commercial off-the-shelf servers for all services rather than deploying dedicated, proprietary hardware for each service. The key benefits of utilizing private clouds include more agile use of the network infrastructure, the ability to deploy and prove-in new services rapidly without large up-front infrastructure costs and avoiding the network upgrade costs associated with obsolescence of proprietary hardware.

Seamless Migration Path to 4G. Our solutions offer mobile service providers a cost-effective migration path to 4G by supporting existing 2G and 3G networks and next-generation 4G networks, eliminating the need to prematurely retire existing investments. Our platform features a comprehensive, standards-based set of interfaces to ensure a seamless integration into existing, multi-vendor infrastructure and can be deployed over a wide range of network types including 2G, 3G, LTE, WiMAX, HSPA+ and Wi-Fi.

Ability to Improve Subscriber Experience and Deliver Revenue-Generating Services. Mobile service provider competition continues to exert downward pressure on the prices and profits associated with traditional voice, SMS and data services. When a mobile service provider offers a rich communications platform with multiple high-value services, its subscribers will be more likely to pay for these services, either by direct subscription or through increased data revenue, and less likely to switch providers.

Scalable Architecture and Carrier-Grade Reliability. Our solutions form a highly scalable carrier-grade platform that provides subscribers with high-quality service, as measured by the breadth of services offered and reliability, or lack of downtime. Our platform is fully compatible with the mobile industry’s standards and interoperability framework, allowing full compatibility across mobile service providers and geographies. Unlike OTT service providers, who cannot control quality or reliability of service because they do not own or control underlying access networks, mobile service providers using our solutions over their networks can deliver high-quality and consistent service to all subscribers.

Open Platform and Social Interworking. Our standards-based open solution architecture and APIs (Application Programming Interfaces) allow mobile service providers to develop or incorporate third-party enhanced application services (social or otherwise). We enable mobile service providers to interconnect various OTT applications and social networking services so that a subscriber can engage in voice, video and rich messaging communications with anyone, anywhere, on any device or in any communications ecosystem. A subscriber can communicate with another subscriber through one central identity based on the subscriber’s mobile phone number, rather than having to worry about what specific application to use to connect with that other subscriber. Mobile service providers can leverage this neutral position and technology to bring more users into their networks.

Our Competitive Strengths

Our competitive strengths include the following:

•

First-Mover Advantage. Since our inception, we have developed significant expertise around solving the key challenges that mobile service providers face as they deploy next-generation networks and we have been first to market with solutions that enable many enhanced subscriber services.

•

Singular Focus on Next-Generation Communication Solutions. We are focused on developing and selling next-generation IP-based voice, video, rich communications and enhanced messaging services to mobile service providers. Unlike many of our competitors, we are not encumbered by a product portfolio full of legacy solutions and an installed customer base that generates significant revenue and cash flow streams from legacy solutions.

•

Modular Platform for Next-Generation Communication Solutions. Our mOne® Convergence Platform is based on a flexible software architecture that enables mobile service providers to provide IP voice, video, rich communications and advanced messaging applications to their subscribers. We have worked closely with many of our mobile service provider customers to understand their unique requirements and have developed a platform with the specific product features that are most relevant to help them achieve their strategic priorities. Our modular platform approach allows mobile service providers to selectively deploy the services they want for their subscribers, with the ability to add additional services and scale as needed. We believe that our ability to provide mobile service providers with customized deployment strategies gives us a significant competitive advantage.

•

Interoperability across Network Generations. Seamless and cost-effective migration of subscribers and services from 2G and 3G networks to 4G networks can be achieved by bridging disparate technologies, while preserving existing investments, through intelligent gateways and interworking software. Our industry standards-based products support fully-integrated legacy interfaces that enable mobile service providers to continue to use much of their existing core network infrastructure, such as subscriber databases, billing systems and intelligent network systems, without costly upgrades or replacements. Our ability to interoperate across traditional network boundaries mitigates the cost and complexity of deploying 4G networks and accelerates time-to-market.

•

Technology Team. We believe our management team and the depth and diversity of our engineering and operations talent provide us with a competitive advantage. The extensive domain expertise of our engineering team is derived from its members’ combined experience in different areas of technology, including voice technology, software development, cellular/mobility applications, internet protocol networking, social networking and communications networks.

Our Strategy

Our goal is to establish our position as the leading global provider of 4G solutions. Key elements of our strategy include:

•

Leverage First-Mover Advantage to Grow our Customer Base and Increase Sales to Existing Customers. We have achieved a first-mover advantage with our innovative solutions that enable operators to efficiently address network challenges. We intend to further capitalize on our early market success in deploying next-generation 4G solutions and the strong customer relationships we have to supply our existing customers with new product offerings and gain new customers.

•

Extend our Technology Advantage Through Continued Innovation. We have a proven track record of providing differentiated and innovative solutions across both voice and messaging service domains. We will utilize the valuable insight into product and performance requirements that we have gained in our early market achievements in the transition from 2G and 3G to 4G to continue to deliver market-leading solutions focused on 4G services, including a full suite of integrated mobile communications through a cloud-based implementation.

•

Simplify Mobile Service Providers’ Transition to 4G. Our solutions give mobile service providers the ability to deliver next-generation services over existing networks, which positions them to cost-effectively optimize the useful lives of their existing networks. Mobile service providers can then focus their investments on a seamless, cost-effective path from existing 2G and 3G networks to next-generation 4G networks. We intend to continue delivering solutions that use existing 2G and 3G networks today, and then cost-effectively transition mobile service providers to 4G networks in the future.

•

Leverage Virtualization Technology to Enable Cloud Computing and Service Deployment Flexibility. We believe that virtualization technology can be leveraged to build 4G-LTE core networks on standard cloud computing platforms, significantly lowering the cost for network infrastructure equipment. As many of the largest mobile service providers pursue strategies to implement their own private cloud infrastructures, we intend to continue pioneering solutions for virtualized cloud-based environments. Virtualization also enables an ideal approach to providing hosted services, which we can deliver for both small and large mobile service providers.

•

Selectively Pursue Strategic Acquisitions. We intend to continue to expand our product portfolio through opportunistic business acquisitions and intellectual property transactions. For example, we acquired Airwide Solutions in May 2011 to strengthen our mobile messaging solutions portfolio and expand our global market presence with additional locations in Europe, the Middle East and Africa (EMEA) and the Asia-Pacific region, in addition to significantly expanding our employee and talent base.

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Expand into Adjacent Market Segments. As access networks converge towards all-IP, mobile service providers with solutions across wireless, wireline and enterprise see an opportunity for significant savings by consolidating infrastructure equipment into a single converged 4G network. With our expertise and first-mover advantage in VoLTE and RCS, we intend to provide converged solutions for adjacent market segments such as residential wireline, mobile center office exchange service (centrex) and enterprise.

Risks Affecting Our Business

Our business is subject to a number of risks that you should consider before making a decision to invest in our common stock. These risks are discussed more fully in the “Risk Factors” section of this prospectus. These risks include, but are not limited to, the following:

•

we have incurred significant losses in each year since inception, we expect to continue to incur significant product development, sales and marketing, administrative and other expenses, and we cannot assure you that we will become or remain profitable;

•

our future operating results are substantially dependent on the speed of adoption of 4G technology and mobile service providers’ investment in rich communications solutions, and our operating results could be adversely affected if the market for our solutions does not develop as we anticipate;

•

a number of our current or potential competitors have longer operating histories, greater brand recognition, larger product and customer bases and significantly greater resources than we do and we may lack sufficient financial or other resources to maintain or improve our competitive position;

•

our operating results may fluctuate materially from quarter to quarter due to the long, variable and unpredictable sales and deployment cycles for our products, due to revenue recognition policies or due to other factors that are outside of our control;

•

intellectual property infringement claims are common in our industry and third parties, including competitors, could assert infringement claims against us or we may be obligated to indemnify our customers for expenses and liabilities resulting from infringement claims related to our solutions;

•	we may be unable to adequately protect our intellectual property rights, which could harm our competitive position; and

•	we depend upon a limited number of customers and a limited number of products for a substantial portion of our revenues.

Corporate Information

Our company was originally formed as a Texas limited liability company in April 2005. We converted to a corporation in August 2005, and we changed our jurisdiction of incorporation to Delaware in March 2006. Our principal executive office is located at 1700 International Parkway, Suite 200, Richardson, TX 75081 and our telephone number is (469) 916-4393. Our website address is http://www.mavenir.com. The information contained in or accessible from our website is not incorporated into this prospectus, and you should not consider it part of this prospectus.

The “Mavenir Systems®” name, the “mOne®” name, the “Airwide®” name and the “AirMessenger®” name and related images, logos and symbols appearing in this prospectus are our properties, trademarks and service marks. Other marks appearing in this prospectus are the property of their respective owners.

SUMMARY OF THE OFFERING

Shares of common stock offered by us	shares.

Shares of our common stock outstanding after this offering	shares (assuming no exercise of the underwriters’ option to purchase additional shares).

Option to purchase additional shares	We have granted the underwriters a 30-day option to purchase up to additional shares of our common stock.

Use of proceeds	We estimate that the net proceeds to us from this offering, after deducting underwriting discounts and estimated offering costs payable by us, will be approximately $ million, assuming an initial public offering price of $ per share (the midpoint of the price range set forth on the cover page of this prospectus), or approximately $ million if the underwriters exercise in full their option to purchase additional shares. We intend to use the net proceeds of this offering for working capital and other general corporate purposes, which may include financing growth (including payment of increased levels of expenditures), developing new products and funding capital expenditures, acquisitions and investments. See “Use of Proceeds.”

Dividend policy	We do not anticipate paying any cash dividends on our common stock for the foreseeable future. In addition, the terms of our loan and security agreement currently restrict our ability to pay dividends. See “Dividend Policy.”

Proposed ticker symbol (reserved)	“MVNR”

Risk Factors	Investment in our common stock involves substantial risks. You should read this prospectus carefully, including the section entitled “Risk Factors” and the consolidated financial statements and the related notes to those statements included in this prospectus, before investing in our common stock.

The number of shares of common stock outstanding after this offering is based on 124,411,627 shares of our common stock outstanding as of September 30, 2012, which number reflects the conversion of all of our redeemable convertible preferred stock into an aggregate of 115,167,418 shares of common stock. The number of shares of common stock outstanding after this offering excludes the following:

•	18,666,971 shares of common stock issuable upon the exercise of options outstanding at September 30, 2012 at a weighted-average exercise price of $0.24 per share;

•	520,750 shares of common stock issuable upon the exercise of options authorized for grant in October 2012 at an exercise price of $0.73 per share;

•	6,366,588 shares of common stock issuable upon the conversion and subsequent exercise of warrants to purchase redeemable convertible preferred stock at an exercise price of $0.9542 per share;

•	920,000 shares of common stock issuable upon the exercise of warrants to purchase common stock at an exercise price of $0.73 per share;

•	1,988,710 shares of common stock reserved for future issuance under our amended and restated 2005 Stock Plan as of September 30, 2012; and

•

             shares of common stock to be reserved for future issuance under our 2013 Equity Incentive Plan, which we intend to adopt before the completion of this offering, as described in the section of this prospectus titled “Executive Compensation — Benefit Plans — 2013 Equity Incentive Plan.”

Except as otherwise noted, all information in this prospectus:

•	assumes no exercise of the underwriters’ option to purchase additional shares;

•

gives effect to the automatic conversion upon the completion of this offering of all of our outstanding shares of redeemable convertible preferred stock, on a one-for-one basis, into an aggregate of 115,167,418 shares of common stock; and

•

assumes the filing of our amended and restated certificate of incorporation and the effectiveness of our amended and restated bylaws, which will occur immediately prior to the closing of this offering.

SUMMARY CONSOLIDATED FINANCIAL INFORMATION

The following tables summarize the consolidated financial and operating data for the periods indicated. The summary consolidated statement of operations data for the years ended December 31, 2010 and 2011 and the summary consolidated balance sheet data as of December 31, 2010 and 2011 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The consolidated statement of operations data for the nine months ended September 30, 2011 and 2012 and the summary consolidated balance sheet data as of September 30, 2012 have been derived from our unaudited condensed consolidated financial statements included elsewhere in this prospectus and contain all adjustments, consisting of normal recurring adjustments that management considers necessary for a fair presentation of our financial position, results of operations and cash flows for the periods presented. Our historical results are not necessarily indicative of the results that may be expected in the future. The summary financial information below should be read in conjunction with the information contained in “Selected Historical Consolidated Financial and Operating Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” the consolidated financial statements and notes thereto, and other financial information included elsewhere in this prospectus.

	Year Ended December 31,		Nine Months Ended September 30,
	2010	2011	2011	2012
	(in thousands, except per share amounts)
Consolidated Statement of Operations Data:
Total revenue	$8,251	$49,504	$25,367	$57,057
Cost of revenue	5,493	31,241	16,035	23,599
Gross profit	2,758	18,263	9,332	33,458
Total operating expenses	12,913	38,630	24,082	42,209
Operating loss	(10,155)	(20,367)	(14,750)	(8,751)
Net interest expense	108	61	32	63
Loss before income tax expense	(10,263)	(20,428)	(14,782)	(8,814)
Income tax expense	131	1,330	932	254
Net loss	(10,394)	(21,758)	(15,714)	(9,068)

Net loss per share attributable to common shareholders (basic and diluted)	$(1.35)	$(2.69)	$(1.93)	$(1.02)
Weighted-average shares outstanding used to compute net loss per share attributable to common shareholders (basic and diluted)	7,726	8,092	8,132	8,891

As adjusted net loss per share(1)	$(0.11)	$(0.18)	$(0.13)	$(0.07)
As adjusted weighted-average shares outstanding used to compute net loss per share(1)	91,008	123,259	123,299	124,058

Non-GAAP Financial Measure:
Adjusted EBITDA(2)	$(9,277)	$(16,120)	$(12,026)	$(6,274)

(1)	As adjusted amounts give effect to the automatic conversion of all outstanding shares of our redeemable convertible preferred stock into 115,167,418 shares of our common stock immediately prior to the completion of this offering.
(2)

We include adjusted earnings before interest, tax, depreciation and amortization, or adjusted EBITDA, because it is a measure that our management uses to evaluate our operating results. We calculate adjusted EBITDA as our net loss, adding back net interest expense, income tax expense, depreciation and amortization, stock-based compensation expense and certain acquisition-related expenses. We present adjusted EBITDA as a supplemental performance measure because our management believes that it facilitates operating performance comparisons from period to period by excluding potential differences caused by variations in capital structures (affecting net interest expense), tax positions (such as the impact on periods of changes in effective tax rates), the depreciation of assets (affecting depreciation expense), the amortization of intangibles (affecting amortization expense), stock-based compensation expenses and certain acquisition-related expenses. Adjusted EBITDA is not a measurement of our financial performance under generally accepted accounting principles (GAAP) and should not be considered as an alternative to net income (loss), operating income (loss) or any other performance measures derived in accordance with GAAP or as an alternative to cash flows from operations as a measure of our profitability or liquidity. We understand that although adjusted EBITDA is frequently used by securities analysts, lenders and others in their evaluation of companies, adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for analysis of our results as reported under GAAP. Some of these limitations are:

•	adjusted EBITDA does not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments;

•	adjusted EBITDA does not reflect changes in, or cash requirements for, our working capital needs;

•	adjusted EBITDA does not reflect changes in our effective tax rate;

•

although depreciation is a non-cash charge, the assets being depreciated will often have to be replaced in the future, and adjusted EBITDA does not reflect any cash requirements for such replacements; and

•	other companies in our industry may calculate adjusted EBITDA differently than we do, limiting its usefulness as a comparative measure.

The following table reconciles net loss to adjusted EBITDA for the periods presented:

	Year Ended December 31,		Nine Months Ended September 30,
	2010	2011	2011	2012
	(in thousands)
Net loss	$(10,394)	$(21,758)	$(15,714)	$(9,068)
Net interest expense	108	61	32	63
Income tax expense	131	1,330	932	254
Depreciation and amortization	807	2,933	1,650	1,972

EBITDA	(9,348)	(17,434)	(13,100)	(6,779)

Stock-based compensation expense	71	138	103	203
Other acquisition-related expenses including:
Acquisition-related restructuring costs	—	514	309	302
Transaction costs	—	662	662	—

Adjusted EBITDA	$(9,277)	$(16,120)	$(12,026)	$(6,274)

Consolidated Balance Sheet Data:

	As of December 31,		As of September 30, 2012
	2010	2011	Actual	As Adjusted(1)	As Further Adjusted(2)
	(in thousands)
Cash and cash equivalents	$5,425	$19,466	$5,448	$5,448
Working capital	5,812	15,728	7,171	7,171
Total assets	16,797	60,387	55,298	55,298
Long-term debt, net of current portion	—	—	—	—
Total liabilities	9,682	34,131	36,711	36,711
Total redeemable convertible preferred stock	64,558	104,558	104,558	—
Total shareholders’ equity (deficit)	(57,443)	(78,302)	(85,971)	18,587

(1)	The as adjusted column reflects the automatic conversion of all outstanding shares of our redeemable convertible preferred stock into 115,167,418 shares of our common stock immediately prior to the completion of this offering.
(2)	The as further adjusted column reflects the conversion described in footnote (1) above, as well as the estimated net proceeds of $ million from our sale of shares of common stock that we are offering, based upon the initial public offering price of $ per share (the midpoint of the price range set forth on the cover page of this prospectus), after deducting underwriting discounts and estimated offering costs payable by us.

Each $1.00 increase or decrease in the assumed initial public offering price would increase or decrease, as applicable, our cash and cash equivalents, working capital, total assets and total shareholders’ equity by approximately $         million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and assuming no exercise of the underwriters’ option to purchase additional shares, and after deducting the estimated underwriting discounts and estimated offering costs payable by us.

RISK FACTORS

Any investment in our common stock involves risk. You should carefully consider the risks and uncertainties described below and all information contained in this prospectus, including our consolidated financial statements and the related notes thereto, before you decide whether to purchase our common stock. If any of the following risks or uncertainties actually occurs, our business, financial condition, results of operations, cash flows and prospects would likely suffer, possibly materially. In addition, the trading price of our common stock could decline due to any of these risks or uncertainties, and you may lose part or all of your investment.

Risks Related to Our Business and Our Industry

We have incurred net losses in the past and may not be able to achieve or sustain profitability in the future.

We have incurred significant losses in each year since inception, including net losses of $(10.4) million in 2010, $(21.8) million in 2011 and $(9.1) million for the nine months ended September 30, 2012. As a result of ongoing net losses, we had an accumulated deficit of $(89.1) million at September 30, 2012. We expect to continue to incur significant product development, sales and marketing, administrative and other expenses. We have only a limited operating history on which you can base your evaluation of our business and our ability to increase our revenue. We commenced operations in 2005 and began product sales in 2007. We will need to generate significant additional revenue to achieve and maintain profitability, and even if we achieve profitability, we cannot be sure that we will remain profitable for any substantial period of time. To the extent we are unable to become or remain profitable, the market price of our common stock will probably decline.

Our future revenue growth is substantially dependent upon the speed of adoption of 4G technology by mobile service providers.

While we derive, and expect to continue to derive, a substantial portion of our revenue from our messaging solutions, we expect our future revenue growth to be driven largely by sales of our internet protocol (IP)-based voice, video, rich communications and enhanced messaging services, which collectively represent our 4G solutions. Our 4G solutions are dependent upon the use of 4G technology because these solutions are high-bandwidth data applications that require the high-bandwidth access networking provided by 4G technology.

Mobile service providers may delay implementation of 4G technology for one or a number of reasons, including that they may not perceive an immediate need for improved quality, they may not know about the potential benefits that 4G technology may provide or their subscribers may not be willing or able to pay for any increased costs that result from the implementation of 4G technology. As a result, if 4G technology is adopted more slowly than we expect, our future revenue growth will be materially and adversely affected.

Our revenue growth will be limited if mobile service providers choose the 4G solutions of our competitors over ours and if we are unable to continue to sell our solutions to large mobile service providers or expand our customer base to include new customers.

Our future revenue growth depends on mobile service providers choosing our 4G solutions over those of our competitors. The market for 4G products and solutions is relatively new and still evolving, and it is uncertain whether these products and solutions will achieve and sustain high levels of demand and market acceptance. Even if mobile service providers perceive the benefits of 4G products and solutions, they may not select our 4G solutions for implementation and may instead choose our competitors’ solutions or wait for the introduction of other solutions and technologies that might serve as a replacement or substitute for, or represent an improvement over, our 4G solutions, which would significantly and adversely affect our operating results. We began selling our 4G solutions in the fourth quarter of 2007 and have generated $77.3 million of revenue from such solutions through September 30, 2012.

Our future success also depends in part on our ability to sell our solutions to large mobile service providers operating wireless networks that serve large numbers of subscribers and transport high volumes of traffic. The communications industry historically has been dominated by a relatively small number of mobile service providers. Large mobile service providers continue to constitute a significant portion of the market for communications equipment. If we fail to sell our solutions to our large mobile service provider customers or to expand our customer base to include additional customers that deploy our solutions in large-scale networks serving significant numbers of subscribers, our revenue growth will be limited.

Our future license, maintenance and support revenue is dependent on the success of our efforts to sell additional licenses and support contracts to our existing mobile service provider customers.

We generally sell right-to-use licenses along with our solutions on a perpetual basis and receive payments based upon the number of subscribers to such licensees’ services. We also sell maintenance and support services under contracts for periods beyond the warranty period, and under such contracts we may deliver new software versions and upgrades to those customers. Accordingly, our future license, maintenance and support revenue is dependent, in part, on the success of our efforts to sell additional licenses and support contracts to our existing mobile service provider customers. These mobile service providers may choose not to expand their use of, or not to purchase continued maintenance and support for, our solutions or might delay additional purchases that we expect. These events could occur for a number of reasons, including because our mobile service provider customers are not experiencing sufficient demand from their mobile subscribers or because mobile service providers migrate to a solution other than ours. If mobile service providers do not adopt, purchase and successfully deploy our solutions, our revenue could grow at a slow rate or decrease.

Our success depends in large part on mobile service providers’ continued deployment of, and investment in, modern telephony equipment and rich communications solutions.

A significant portion of our product and solution suite is dedicated to enabling mobile service providers to deliver voice and multimedia services over IP-based networks. As a result, our success depends significantly on these mobile service providers’ continued deployment of, and investment in, their IP-based networks. Mobile service providers’ deployment of IP-based networks and their migration of communications services to IP-based networks is still in its early stages. These mobile service providers’ continued deployment of, and investment in, IP-based networks and rich communications solutions depends on a number of factors outside of our control. These factors include capital constraints, the presence of available capacity on legacy networks, perceived subscriber demand for rich communications solutions, competitive conditions within the telecommunications industry and regulatory issues. If mobile service providers do not continue deploying and investing in their IP-based networks, for these or other reasons, our operating results will be materially and adversely affected.

Most of our competitors have longer operating histories, greater brand recognition, larger product and customer bases and significantly greater resources (financial, technical, sales, marketing and other) than we do, and we may lack sufficient financial or other resources to maintain or improve our competitive position.

Our principal competitors include major network infrastructure providers such as Alcatel-Lucent, Ericsson, Huawei, Nokia Siemens Networks, Samsung Electronics and ZTE Corporation as well as specialty solutions providers such as Acision, Acme Packet, Broadsoft, Comverse and Metaswitch. Our brand is not currently as well-known as those of our larger and more established competitors. In addition, many of our competitors have significantly broader product bases and intellectual property portfolios, as well as significantly greater financial, technical, sales, marketing and other resources than we do. They therefore may be better positioned to acquire and offer complementary solutions and technologies. As a result, potential customers may prefer to purchase products or solutions from their existing suppliers or one of our larger competitors. In addition, larger competitors may have more flexibility to agree to financial terms that we are unable to agree to by virtue of our more limited financial resources. We expect increased competition from other established and emerging companies if our market continues to develop and expand. As we enter new markets, we expect to face competition from incumbent and new market participants.

In addition, some of our competitors have made acquisitions or entered into partnerships or other strategic relationships with one another to offer a more comprehensive solution than they had offered individually. This consolidation may continue as companies attempt to strengthen or maintain their market positions in an evolving industry and as companies enter into partnerships or are acquired. The competitors resulting from these possible consolidations may develop more compelling product or solution offerings and be able to offer greater pricing flexibility, making it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology, support capacity or product functionality. Industry consolidation may adversely impact perceptions of the viability of smaller and even medium-sized technology companies and, consequently, willingness of mobile service providers to purchase from such companies. These pricing pressures and competition from more comprehensive solutions could impair our ability to sell our solutions, which could negatively affect our revenues and results of operations.

We depend on a limited number of mobile service provider customers for a substantial portion of our revenue in any fiscal period, and the loss of, or a significant shortfall in orders from, key customers could significantly reduce our revenue.

We derive a substantial portion of our total revenue in any fiscal period from a limited number of mobile service provider customers as a result of the relatively concentrated nature of our target market and the relatively early stage of our development. During any given fiscal period, a small number of customers may account for a significant percentage of our revenue. For example, two customers accounted for approximately 97% of our total revenue in 2010, three customers accounted for approximately 49% of our total revenue in 2011 and four customers accounted for approximately 54% of our total revenue for the nine months ended September 30, 2012. Generally, we do not have and we do not enter into multi-year purchase contracts with our customers, nor do we have contractual arrangements to ensure future sales of our solutions to our existing customers. Our inability to generate anticipated revenue from our key existing or targeted customers, or a significant shortfall in sales to them, would significantly reduce our revenue and adversely affect our business. Our operating results in the foreseeable future will continue to depend on our ability to effect sales to existing and other large mobile service provider customers.

Our large mobile service provider customers have substantial negotiating leverage, which may require that we agree to terms and conditions that could result in increased cost of sales, decreased revenues or delayed recognition of revenues and could adversely affect our operating results.

Many of our customers are large mobile service providers that have substantial purchasing power and leverage in negotiating contractual arrangements with us, including pricing terms. These large mobile service provider customers may require us to develop additional features and impose penalties related to performance issues, such as delivery, outages and response time. As we seek to sell more solutions to large mobile service providers, we may be required to agree to additional performance-based terms and conditions, which may affect the timing of revenue recognition and may adversely affect our operating results.

We rely significantly on channel partners to sell our solutions in domestic and international markets, and if we are unable to maintain successful relationships with them, our business, operating results, liquidity and financial condition could be harmed.

We sell our solutions to mobile service providers both directly and, particularly in international markets, indirectly through channel partners such as telecommunications equipment vendors, value-added resellers and other resellers. We believe that establishing and maintaining successful relationships with these channel partners contributes, and will continue to contribute, to our success, but there can be no guarantee that any such relationships will continue. Recruiting and retaining qualified channel partners and training them in our technology and solutions offerings require significant time and resources. To develop and expand our channels, we must continue to scale and improve our processes and procedures that support our channels, including investment in systems and training.

In addition, existing and future channel partners will only partner with us if we are able to provide them with competitive solutions on terms that are acceptable to them. If we fail to maintain the quality of our solutions or to update and enhance them, existing and future channel partners may elect to partner with one or more of our competitors. If we are unable to reach agreements that are beneficial to both parties, then our channel partner relationships will not succeed.

The reduction in or loss of sales by these channel partners could materially reduce our revenue, either temporarily or permanently. For example, our reseller agreement with Cisco Systems, our most significant sales channel by revenue, accounted for approximately 70%, 47% and 36% of our total revenue for the years ended December 31, 2010 and 2011 and the nine months ended September 30, 2012, respectively. We cannot assure you that our channel partners will continue to cooperate with us when our reseller agreements expire or are up for renewal. If we fail to maintain successful relationships with our channel partners, fail to develop new relationships with other channel partners in new markets, fail to manage, train or incentivize existing channel partners effectively, fail to provide channel partners with competitive solutions on terms acceptable to them, or if these partners are not successful in their sales efforts, our revenue may decrease and our operating results could suffer.

Our channel partners may offer their customers the products of several different companies, including those of our competitors. Our channel partners generally do not have an exclusive relationship with us; thus, we cannot be certain that they will prioritize or provide adequate resources for selling our solutions. Divergence in strategy or contract defaults by any of these channel partners may harm our ability to develop, market, sell or support our solutions. Furthermore, some of our competitors may have stronger relationships with our channel partners than we do, and we have limited control, if any, as to whether those partners resell our solutions, rather than our competitors’ products or solutions, or whether they devote resources to market and support our products or solutions rather than those of our competitors. Our failure to establish and maintain successful relationships with channel partners could materially and adversely affect our business, operating results, liquidity and financial condition.

The long and variable sales and deployment cycles for our solutions may cause our operating results to vary materially from quarter to quarter, which may negatively affect our operating results, and potentially our stock price, for any given quarter.

Our solutions have lengthy sales cycles, which typically extend from six to eighteen months. A mobile service provider’s decision to purchase our solutions often involves a significant commitment of its resources after an evaluation, qualification and competitive bid process with an unpredictable length. The length of our sales cycles also varies depending on the type of mobile service provider to which we are selling, the solution being sold and the type of network in which our product will be utilized. We may incur substantial sales, marketing and technical expenses and expend significant management effort during this time, regardless of whether we make a sale.

Even after making the decision to purchase our products, our mobile service provider customers may deploy our products slowly. Timing of deployment can vary widely among mobile service providers. The length of a mobile service provider’s deployment period may directly affect the timing of any subsequent purchase of additional solutions by that mobile service provider. In addition, in some situations we recognize revenue only upon the final acceptance of our solution by a customer, so the timing of purchase and deployment by our customers can significantly affect our operating results for a fiscal period.

As a result of the lengthy and uncertain sales and deployment cycles for our solutions, it is difficult for us to predict the quarter in which our mobile service provider customers may purchase additional solutions or features from us or in which we may recognize revenues. Therefore, our operating results may vary significantly from quarter to quarter, which may negatively affect our operating results, and potentially our stock price, for any given quarter.

As a further result of these lengthy sales cycles, we may accept terms or conditions that negatively affect pricing or payment in order to consummate a sale. Doing so can negatively affect our gross margin and results of operations. Alternatively, if mobile service providers ultimately insist upon terms and conditions that we deem too onerous or not to be commercially prudent, we may decline, and thus incur substantial expenses and devote time and resources to potential relationships that never result in completed sales or revenue. If this were to happen often, it would have a material adverse impact on our results of operations.

Our quarterly revenue and operating results are unpredictable and may fluctuate significantly from quarter to quarter due to factors outside our control, which could adversely affect our business, consolidated financial statements and the trading price of our common stock.

Our revenues and operating results may vary significantly from quarter to quarter due to a number of factors, many of which are outside of our control and any of which may cause our stock price to fluctuate. Generally, purchases by mobile service providers of telecommunications solutions from software-based network solutions providers have been unpredictable and clustered, rather than steady, as the various mobile service providers build out their networks according to their own timing, resources and surrounding circumstances. The primary factors that may affect our revenues and operating results include, but are not limited to, the following:

•	fluctuations in demand for our 4G solutions, our messaging solutions or our services, and the timing and size of customer orders;

•	length and variability of the sales cycle for our solutions;

•	competitive conditions in our markets, including the effects of new entrants, consolidation, technological innovation and substantial price discounting;

•	new solution announcements, introductions and enhancements by us or our competitors, which could result in deferrals of customer orders;

•	market acceptance of new solutions and solution enhancements that we offer and our services;

•	the mix of solution configurations sold;

•	the quality and degree of execution of our business strategy and operating plan, and the effectiveness of our sales and marketing programs;

•	our ability to develop, introduce, ship and successfully deliver new solutions and solution enhancements that meet customer requirements in a timely manner;

•	our ability to provide customer support solutions in a timely manner;

•	our ability to meet mobile service providers’ solution installation and acceptance deadlines;

•	our ability to attain and maintain production volumes and quality levels for our solutions;

•	cancellation or deferral of existing customer orders or the renegotiation of existing contractual commitments;

•	changes in our pricing policies, the pricing policies of our competitors and the prices of the components of our solutions;

•

timing of revenue recognition and the application of complex revenue recognition accounting rules to our customer arrangements, including rules requiring that we estimate percentage of completion of a contract, the amount of time required to complete a contract and whether or not we expect to incur a loss on a contract;

•	consolidation within the telecommunications industry, including acquisitions of or by our mobile service provider customers;

•	general economic conditions in our markets, both domestic and international, as well as the level and pace of discretionary IT spending by businesses and of service choices by individual consumers;

•	fluctuations in foreign exchange rates;

•	variability and unpredictability in the rate of growth in the markets in which we compete;

•	costs related to acquisitions; and

•	corporate restructurings.

As with other software-based network solutions providers, we typically recognize a portion of our revenue in a given quarter from sales booked and shipped in the last weeks of that quarter. As a result, delays in customer orders may result in delays in shipments and recognition of revenue beyond the end of a given quarter. Additionally, as discussed elsewhere in this section, it can be difficult for us to predict the timing of receipt of major customer orders, and we are unable to control timing decisions made by our customers. As a result, our quarterly operating results are difficult to predict even in the near term and a delay in an anticipated sale past the end of a particular quarter may negatively impact our results of operations for that quarter, or in some cases, that year. Therefore, we believe that quarter-to-quarter comparisons of our operating results are a poor indication of our future performance. If our revenue or operating results fall below the expectations of investors or securities analysts or below any guidance we may provide to the market, the price of our common stock could decline substantially. Such a stock price decline could also occur when we have met our publicly stated revenue or operating results guidance.

A significant portion of our operating expenses is fixed in the short term. If revenues for a particular quarter are below expectations, we would likely be unable to reduce costs and expenses proportionally for that quarter. Any such revenue shortfall would, therefore, have a significant effect on our operating results for that quarter.

Consolidation in the communications industry can reduce the number of mobile service provider customers and adversely affect our business.

Historically, the communications industry has experienced, and it may continue to experience, consolidation and an increased formation of alliances among mobile service providers and between mobile service providers and other entities. For instance, on October 2, 2012, our two largest mobile service provider customers, MetroPCS and T-Mobile USA, entered into an agreement pursuant to which MetroPCS will merge with and into T-Mobile USA. MetroPCS and T-Mobile USA collectively accounted for approximately 23% of our revenue for the nine months ended September 30, 2012. Consummation of the merger is subject to certain conditions, including government and stockholder approvals. Should MetroPCS and T-Mobile USA consummate such merger, or should one of our other significant mobile service provider customers consolidate or enter into an alliance with another customer, it is possible that the combined entity could reduce capital expenditures on technology that requires our solutions. It is also possible that such combined entity could decide to either use a different supplier or to renegotiate its supply and service arrangements with us. These consolidations or alliances may cause us to lose customers or require us to reduce prices as a result of enhanced customer leverage, which could have a material adverse effect on our business. We may not be able to offset the effects of any price reductions. We may not be able to expand our customer base to make up any revenue declines if we lose customers or business.

The quality of our support and services offerings is important to our mobile service provider customers, and if we fail to offer high quality support and services, mobile service providers may not buy our solutions and our revenue may decline.

Once our solutions are deployed within our mobile service provider customers’ networks, the customers generally depend on our support organization to resolve issues relating to those solutions. A high level of support is critical for the successful marketing and sale of our solutions. If we are unable to provide the necessary level of support and service to our customers, we could experience:

•	a loss of customers and market share;

•	a failure to attract new customers, including in new geographic regions;

•	increased service, support and warranty costs and a diversion of development resources; and

•	network performance penalties, including liquidated damages for periods of time that our customers’ networks are inoperable.

Any of the above results would likely have a material adverse impact on our business, revenue, results of operations, financial condition, liquidity and reputation.

Our business is dependent on our ability to maintain and scale our resources, and any significant disruption in our service and support could damage our reputation, result in a potential loss of customers and adversely affect our financial results.

Our reputation and ability to attract, retain and serve our mobile service provider customers is dependent upon the reliable performance of our service and support and our underlying technical infrastructure. Our systems may not be adequately designed with the necessary reliability and redundancy to avoid performance delays or outages that could be harmful to our business. If our services and/or support are unavailable when our customers attempt to access them, mobile service providers may not continue to purchase our services and support or our solutions as often in the future, or at all. In addition, customers of ours may seek a refund for solutions purchased under warranty.

As our customer base continues to grow, we will need an increasing amount of technical infrastructure, including human resources, to continue to satisfy the needs of our mobile service provider customers. It is possible that we may fail to effectively scale and grow our technical infrastructure to accommodate these increased demands. In addition, our business is subject to interruptions, delays or failures resulting from earthquakes, other natural disasters, terrorism or other catastrophic events.

We might require additional capital to support business growth, and this capital might not be available on terms favorable to us or at all.

We intend to continue to make investments to support our business growth and may require additional funds to respond to business challenges, including the need to develop new solutions or enhance our existing solutions and platform, upgrade our operating infrastructure and acquire complementary businesses and technologies. Accordingly, we may need to engage in equity or debt financings to secure additional funds. If we raise additional funds through further issuances of equity or convertible debt securities, our existing stockholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences and privileges superior to those of holders of our common stock, including shares of common stock sold in this offering. Any debt financing obtained by us in the future would likely be senior to our common stock, would likely cause us to incur interest expenses and could involve restrictive covenants relating to our capital raising activities and other financial and operational matters, which may increase our expenses, make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions. We may also be required to secure any such debt obligations with some or all of our assets. In addition, we may not be able to obtain additional financing on terms favorable to us, if at all. It is also possible that we may allocate significant amounts of capital toward solutions or technologies for which market demand is lower than anticipated and, as a result, abandon such efforts. If we are unable to obtain adequate financing or financing on terms satisfactory to us when we require it, or if we expend capital on projects that are not successful, our ability to continue to support our business growth and to respond to business challenges could be significantly limited, or we may be required to reduce the scale of our operations. Any of these negative developments could have a material adverse effect on our business, operating results, liquidity, financial condition and common stock price.

If we lose members of our senior management or development team or are unable to recruit and retain key employees on a cost-effective basis, we may not be able to successfully grow our business.

Our success is substantially dependent upon the performance of our senior management and other key technical and development personnel. The loss of the services of one or more of these members of our team may significantly delay or prevent our development of successful solutions and the achievement of our business objectives. Our future success will also depend on our ability to attract, retain and motivate skilled personnel in the United States and internationally. Experienced management and technical, sales, marketing and support personnel in the telecom industry are in high demand, and competition for their talents is intense. We may not be successful in attracting and retaining such personnel on a timely basis, on competitive terms, or at all. The loss of, or the inability to recruit and retain, such employees could have a material adverse effect on our business.

We have experienced rapid growth in recent periods. If we fail to manage our growth effectively and develop and implement appropriate control systems, our business and financial performance may suffer.

We have substantially expanded our overall business, number of customers, headcount and operations in recent periods. We increased our number of full-time equivalent employees from approximately 150 as of January 1, 2010 to approximately 570 as of September 30, 2012. In particular, many members of our senior management and technical teams joined us recently. During this same period, we made investments in our information systems and significantly expanded our operations outside the United States through our acquisition of Airwide Solutions in May 2011. Our expansion has placed, and our expected future growth will continue to place, a significant strain on our managerial, administrative, operational, financial and other resources. Our business model reflects our operation with limited infrastructure, support and administrative headcount, so risks related to managing our growth are particularly salient and we may not have sufficient internal resources to adapt or respond to unexpected challenges. Although we have put certain policies and procedures in place, certain of these policies have recently been adopted or recently changed and we have limited staff responsible for their implementation and enforcement. If we are unable to manage our growth successfully, or if our control systems do not operate effectively, our ability to provide high quality solutions and services could be harmed, which would damage our reputation and brand, and our business and operating results would suffer.

Prolonged negative economic conditions in domestic and global markets may adversely affect us, our suppliers, counterparties and consumers, which could harm our financial position.

As has been widely reported, global credit and financial markets have been experiencing extreme disruptions over the past several years, including severely diminished liquidity and availability of credit, declines in consumer confidence, declines in economic growth, increases in unemployment rates and uncertainty about economic stability. Credit and financial markets and confidence in economic conditions might deteriorate further. Our general business strategy may be adversely affected by the recent economic downturn, the volatile business environment and continued unpredictable and unstable market conditions. In addition, there is a risk that one or more of our current mobile service providers, suppliers or other partners may not continue to operate, which could directly affect our ability to attain our operating goals on schedule and on budget. Any lender that is obligated to provide funding to us under any now existing or future credit agreement may not be able to provide funding in a timely manner, or at all, when we require it. The cost of, or lack of, available credit or equity financing could impact our ability to develop sufficient liquidity to maintain or grow our company, which in turn may adversely affect our business, results of operations, liquidity or financial condition. We also manage cash and cash equivalents and short-term investments through various institutions. There may be a risk of loss on investments based on the volatility of the underlying instruments that will prevent us from recovering the full principal of our investments. These negative changes in domestic and global economic conditions or additional disruptions of either or both of the financial and credit markets may also affect third-party payors and may have a material adverse effect on our stock price, business, results of operations, liquidity and financial condition.

If we undertake business combinations and acquisitions, they may be difficult to close or integrate, or they could disrupt our business, dilute stockholder value or divert management’s attention.

We have completed one business acquisition to date, when we acquired Airwide Solutions in May 2011 for a purchase price of $16.9 million. The primary purpose of the acquisition was to gain access to Airwide Solutions’s international customer base and infrastructure. In the future, we may continue to support our growth through acquisitions of businesses, services or technologies that we perceive to be complementary or otherwise beneficial to us. Future acquisitions involve risks, such as:

•	misjudgment with respect to the value, return on investment or strategic fit of any acquired operations or assets;

•	challenges associated with integrating acquired technologies, operations, financial reporting systems and cultures of acquired companies;

•	exposure to unforeseen liabilities;

•	diversion of management and other resources from day-to-day operations;

•	possible loss of key employees, clients, suppliers and partners;

•	higher than expected transaction costs;

•	potential loss of commercial relationships and customers based on their concerns regarding the acquired business or technologies; and

•	additional dilution to our existing stockholders if we use our common stock as consideration for such acquisitions.

As a result of these risks, we may not be able to achieve the expected benefits of any acquisition. If we are unsuccessful in completing or integrating acquisitions, we may be required to reevaluate our growth strategy and we may incur substantial expenses and devote significant management time and resources in seeking to complete and integrate the acquisitions.

Future business combinations could involve the acquisition of significant intangible assets. We may need to record write-downs from future impairments of identified intangible assets and goodwill. These accounting charges would reduce any future reported earnings or increase a reported loss. In addition, we could use substantial portions of our available cash, including some or substantially all of the proceeds of this offering, to acquire companies or assets. Subject to the provisions of our existing indebtedness, it is possible that we could incur additional debt or issue additional equity securities as consideration for these acquisitions, which could cause our stockholders to suffer significant dilution.

During the audit of our consolidated financial statements for the year ended December 31, 2011, we determined we have a material weakness and significant deficiencies in our internal controls over financial reporting, and we may experience additional material weaknesses or significant deficiencies in the future or otherwise fail to maintain an effective system of internal controls in the future, and may not be able to accurately report our financial condition or results of operations, which may adversely affect investor confidence in us and, as a result, the value of our common stock.

As a result of becoming a public company, we will be required, under Section 404 of the Sarbanes-Oxley Act, to furnish a report by management on, among other things, the effectiveness of our internal controls over financial reporting beginning with our Annual Report on Form 10-K for the year ended December 31, 2013. This assessment will need to include disclosure of any material weaknesses identified by our management in our internal controls over financial reporting. A material weakness is a deficiency or combination of deficiencies in internal controls over financial reporting, such that there is a reasonable possibility that a material misstatement of a company’s annual and interim financial statements will not be detected or prevented on a timely basis.

Prior to the completion of this offering, we have been a private entity with limited accounting personnel and other supervisory resources to execute accounting processes and address internal controls over financial reporting. In particular, in connection with the audit of our consolidated financial statements for the year ended December 31, 2011, our management and its independent auditors identified a material weakness relating to the failure to record certain entries and adjustments during the year-end closing process.

The material weakness resulted in several audit adjustments to our consolidated financial statements for the year ended December 31, 2011. Airwide Solutions, which we acquired on May 27, 2011, also had a material weakness in its internal controls over financial reporting for the year ended December 31, 2010 and for the period from January 1, 2011 through May 27, 2011.

Any material weakness, including those described above, could result in a misstatement of our accounts or disclosures that would result in a material misstatement of our annual or interim combined financial statements that would not be prevented or detected on a timely basis. We cannot assure you that the measures we have taken to date, or any measures we may take in the future, will be sufficient to remediate the material weaknesses described above or avoid potential future material weaknesses.

We are further enhancing the computer systems processes and related documentation necessary to perform the evaluation needed to comply with Section 404 of the Sarbanes-Oxley Act. We may not be able to complete our evaluation, testing and any required remediation in a timely fashion. During the evaluation and testing process, if we identify one or more material weaknesses in our internal controls over financial reporting, we will be unable to assert that our internal controls over financial reporting are effective. If we are unable to conclude that our internal controls over financial reporting is effective, we could lose investor confidence in the accuracy and completeness of our financial reports, which would likely cause the price of our common stock to decline.

After we cease to be an emerging growth company under the federal securities laws, our independent registered auditors will be required to express an opinion on the effectiveness of our internal controls over financial reporting. Until that time, it is possible that a material weakness in internal controls over financial reporting could remain undetected as a result of our exemption from these auditor attestation requirements under the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. See “Risks Related to Our Common Stock and this Offering — We are an emerging growth company and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our common stock less attractive to investors” elsewhere in this section. If we are unable to confirm that our internal controls over financial reporting are effective, or if our independent registered auditors are unable to express an opinion on the effectiveness of our internal controls over financial reporting, we could lose investor confidence in the accuracy and completeness of our financial reports, which would cause the price of our common stock to decline.

We expect to incur significant additional costs as a result of being a public company, which may adversely affect our operating results and financial condition.

We expect to incur costs associated with corporate governance requirements, including requirements under the Sarbanes-Oxley Act, as well as rules implemented by the Dodd-Frank Wall Street Reform and Consumer Protection Act, the SEC and the national stock exchanges. These rules and regulations are expected to increase our accounting, legal and financial compliance costs and make some activities more time-consuming and costly. In addition, we will incur additional costs associated with our public company reporting requirements and we expect those costs to increase in the future. For example, we will be required to devote significant resources to complete the assessment and documentation of our internal control system and financial process under Section 404 of the Sarbanes-Oxley Act, including an assessment of the design, implementation and operating effectiveness of our information systems associated with our internal controls over financial reporting. We will incur significant costs to remediate any material weaknesses we identify through these efforts. We also expect these rules and regulations to make it more expensive for us to maintain directors’ and officers’ liability insurance and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified persons to serve on our Board of Directors, our board committees or as executive officers. We cannot predict or estimate the amount of additional costs we may incur or the timing of such costs.

New laws and regulations, as well as changes to existing laws and regulations affecting public companies, including the provisions of the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer

Protection Act and rules adopted by the SEC and the national stock exchanges, would likely result in increased costs to us as we respond to their requirements, which may adversely affect our operating results and financial condition.

Changes in effective income tax rates or adverse outcomes resulting from examinations of our tax returns could adversely affect our operating results and financial condition.

Our future effective tax rates could be subject to volatility or adversely affected by a number of factors, including:

•	any earnings being lower than anticipated in countries where we have lower statutory tax rates and higher than anticipated in countries where we have higher statutory tax rates;

•	changes in the valuation of our deferred tax assets and liabilities;

•	expiration of, or lapses in, the research and development tax credit laws;

•	expiration or non-utilization of net operating losses;

•	tax effects of stock-based compensation;

•	costs related to intercompany restructurings;

•	changes in transfer pricing studies; or

•	changes in tax laws, regulations, accounting principles or interpretations thereof.

In addition, in the ordinary course of business we are subject to routine examinations of our income tax returns by federal, state and non-U.S. tax authorities regarding the amount of taxes due. An unfavorable outcome from one of these examinations may result in additional tax liabilities or other adjustments to our historical results.

Furthermore, we may determine that it is advisable from time to time to repatriate earnings from non-U.S. subsidiaries under circumstances that could give rise to the imposition of potentially significant withholding taxes by the jurisdictions in which such amounts were earned and substantial tax liabilities in the United States. In addition, we may not receive the benefit of any offsetting tax credits, which also could adversely impact our effective tax rate. As of September 30, 2012, we held $4.3 million of our $5.4 million of cash and cash equivalents in accounts of our subsidiaries outside of the United States and we may incur significant tax liabilities if we want to repatriate those amounts.

Although we believe our tax estimates are reasonable, our ultimate tax liabilities may materially differ from the tax amounts recorded in our consolidated financial statements and may materially affect our income tax provision, net income or cash flows in the period or periods for which such determination is made.

We may be unable to utilize our net operating loss and/or our research tax credit carryforwards, which could adversely affect our operating results.

As of September 30, 2012, we had total global, U.S. and foreign net operating losses of $125.2 million, $77.5 million and $47.7 million, respectively. The tax effect of our net operating loss carryforwards is $40.5 million, $28.8 million and $11.7 million, respectively. The U.S. net operating losses will expire beginning in 2024, $1.3 million of the tax-affected foreign net operating losses are carried forward indefinitely and the remainder expire beginning in 2016. As of December 31, 2011, we also had research tax credit carryforwards of approximately $0.8 million that will begin to expire in 2026. We have established full valuation allowances for all of our deferred tax assets, which include the tax effect of net operating loss carryforwards.

Realization of these net operating loss and research tax credit carryforwards depends on many factors, including our future income. There is a risk that, due to regulatory changes or unforeseen reasons, our existing carryforwards could expire or otherwise be unavailable to offset future income tax liabilities, which would adversely affect our operating results. In addition, under Sections 382 and 383 of the Internal Revenue Code of 1986, as amended, or the Code, if a corporation undergoes an “ownership change,” the corporation’s ability to use its pre-change net operating loss carryforwards and other pre-change tax attributes, such as research tax credits, to offset its post-change income may be limited. As a result, if we earn net taxable income, our ability to use our pre-change net operating loss carryforwards or other pre-change tax attributes to offset United States federal and state taxable income may be subject to limitations.

Public scrutiny of data privacy issues, worldwide or in particular countries or markets, may result in increased regulation and different industry standards, which could require us to incur significant expenses in order to comply or support compliance with such regulations or deter or prevent us from providing our solutions or services to our mobile service provider customers, thereby harming our business.

As part of our business, we supply and support telecommunications equipment as part of mobile service provider networks that collect and store personal information. We expect that collection and storage of personal information to increase, primarily in connection with increased use of mobile data access. The regulatory framework for privacy issues worldwide is currently uncertain and is likely to remain so for the foreseeable future. We or our mobile service provider customers may also face additional privacy issues as we or they expand in international markets, as many nations have privacy protections more stringent than those in the United States. For example, the European Union is in the process of proposing reforms to its existing data protection legal framework, which may result in a greater compliance burden for mobile service providers with subscribers in Europe. Various government and consumer agencies have also called for new regulation and changes in industry practices.

We have incurred, and will continue to incur, expenses to comply with privacy and security standards and protocols imposed by law, regulation, industry standards or contractual obligations. Increased domestic or international regulation of data utilization and distribution practices, including self-regulation, could require us to modify our operations and incur significant expense, which could have an adverse effect on our business, financial condition and results of operations. Our business, including our ability to operate and expand internationally, could be adversely affected if legislation or regulations are adopted, interpreted or implemented in a manner that is inconsistent with our current or planned business practices and that require changes to these practices, the design of our solutions or our customers’ or our privacy policies.

Compliance with worker health and safety laws and environmental laws could be costly, and noncompliance with these laws could cause us to be subject to material fines and result in substantial additional expenses.

Our hardware suppliers manufacture the standard servers and other hardware necessary to operate our solutions using substances regulated under various federal, state, local and international laws and regulations governing worker health and safety and the environment. If we and our contract manufacturers do not comply with these laws and regulations, we may suffer a loss of revenues, be unable to sell our solutions in certain markets and/or countries, be subject to penalties and enforced fees and/or suffer a competitive disadvantage. Costs to comply with current laws and regulations and/or similar future laws and regulations, if applicable, could include costs associated with modifying our solutions, recycling and other waste processing costs, legal and regulatory costs and insurance costs. We have recorded and may also be required to record additional expenses for costs associated with compliance with these regulations. We cannot assure you that the costs to comply with these new laws, or with current and future worker health and safety laws and environmental laws will not have a material adverse effect on our business, operating results and financial condition.

Risks Related to Our Intellectual Property and Our Technology

Infringement claims are common in our industry and third parties, including competitors, have and could in the future assert infringement claims against us or our customers that we are obligated to indemnify.

The communications industry is highly competitive and its technologies are complex. Companies file patent applications and obtain patents covering these technologies frequently and maintain programs to protect their intellectual property portfolios. In addition, patent holding companies regularly bring claims against communications companies. These patent holding companies and some communications companies actively search for, and routinely bring claims against, alleged infringers. For example, we are currently a defendant, along with a number of other communications companies, in a suit brought by a non-operating patent holding company. In this litigation, the patent holding company alleges that each of the defendants has infringed and continues to infringe upon one of its patents. We are currently unable to assess the likelihood of an unfavorable outcome, and it is possible that we could face substantial liability as a result of this litigation. For more information about this patent litigation, please read “Our Business — Legal Proceedings.”

Our solutions are technically complex and compete with the products and solutions of significantly larger companies. The likelihood of our being subject to infringement claims may increase as a result of our real or perceived success in selling solutions to mobile service providers, as the number of competitors in our industry grows and as we add functionality to our solutions. We may in the future receive communications from third parties alleging that we may be infringing their intellectual property rights. The visibility we receive from being a public company may result in a greater number of such allegations.

We have also agreed, and expect to continue to agree, to indemnify our customers for certain expenses or liabilities resulting from claimed infringement of intellectual property rights of third parties with respect to our solutions and software. As a result, in the case of infringement claims against these customers, we could be required to indemnify them for losses resulting from such claims or to refund license fees they have paid to us. If a customer asserts a claim for indemnification against us, we could incur significant costs and reputational harm disputing it. If we do not succeed in disputing it, we could face substantial liability.

Regardless of the merit of third-party claims that we or our customers infringe their rights, these claims could:

•	be time-consuming and costly to defend;

•	divert our management’s attention and resources;

•	cause shipment and installation delays;

•	require us to redesign our solutions, which may not be feasible or cost-effective;

•	cause us to cease producing, licensing or using software or solutions that incorporate challenged intellectual property;

•	damage our reputation and cause customer reluctance to license our solutions; or

•

require us to pay amounts for past infringement, potentially including treble damages, or enter into royalty or licensing agreements to obtain the right to use a necessary product or component, which may not be available on terms acceptable to us, or at all.

It is possible that other companies hold patents covering technologies similar to one or more of the technologies that we incorporate into our solutions. In addition, new patents may be issued covering these technologies. Unless and until the U.S. Patent and Trademark Office issues a patent to an applicant, there is no reliable way to assess the scope of the potential patent. We may face claims of infringement from both holders of issued patents and, depending upon the timing, scope and content of patents that have not yet been issued, patents issued in the future. The application of patent law to the software technologies in the communications industry is particularly uncertain because the time that it takes for a software-related patent to issue is lengthy, which increases the likelihood of pending patent applications claiming inventions that may pre-date development of our own proprietary software. This uncertainty, coupled with litigation or the potential threat of litigation related to our intellectual property, could adversely affect our business, revenue, results of operations, financial condition and reputation.

If we are unable to protect our intellectual property rights, our competitive position could be harmed or we could be required to incur significant expenses to enforce our rights.

Our success depends to a significant degree upon the protection of our software and other proprietary technology rights, particularly our 4G solutions. In addition to patents, we rely on trade secret, copyright and trademark laws and confidentiality agreements with employees and third parties, all of which offer only limited protection. Our confidentiality agreements may not effectively prevent disclosure of our confidential information or provide an adequate remedy in the event of unauthorized disclosure. Others may independently discover our trade secrets and proprietary information, in which case we could not assert any trade secret rights against such parties. Furthermore, the steps we have taken to protect our intellectual property may not prevent misappropriation of our proprietary rights, the reverse engineering of our solutions or other circumvention, invalidation or challenge of our intellectual property.

Additionally, patent and other intellectual property protection outside the United States is generally not as comprehensive as in the United States and may not protect our intellectual property in some countries where our solutions are sold or may be sold in the future. Even if patents are granted outside the United States, effective enforcement in those countries may not be available. Many companies have encountered substantial intellectual property infringement in countries where we sell, or intend to sell, our solutions. Consequently, we may be unable to prevent our proprietary technology from being exploited abroad.

Policing the unauthorized use of our solutions, trademarks and other proprietary rights is expensive, difficult and, in some cases, impossible. Litigation may be necessary in the future to enforce or defend our intellectual property rights, to protect our trade secrets or to determine the validity and scope of the proprietary rights of others. Such litigation could result in substantial costs and diversion of management resources, either of which could harm our business. Moreover, such litigation could provoke our opponents to assert counterclaims that we infringe their own intellectual property. Accordingly, despite our efforts, we may not be able to prevent third parties from infringing upon or misappropriating our intellectual property.

Our patent applications may not result in issued patents, which may allow competitors to more easily exploit technology similar to ours.

Our business depends in part on our ability to maintain adequate protection of our intellectual property for our technologies and solutions and potential solutions in the United States and other countries. We have adopted a strategy of seeking patent protection in the United States and in other countries with respect to certain of the technologies used in or relating to our solutions and processes. As of September 30, 2012, we had a total of 12 patent applications pending in the United States, and 19 pending non-U.S. patent applications, many of which are counterparts to our U.S. patents or patent applications. These patent applications are directed to aspects of our technology and/or to our methods and solutions that support our business. However, the issuance and enforcement of patents involve complex legal and factual questions. Accordingly, we cannot be certain that the patent applications that we file will result in patents being issued, or that our patents and any patents that may be issued to us will cover our technology or the methods or products that support our business, or afford protection against competitors with similar technology. Moreover, the issuance of a patent is not conclusive as to its validity, scope or enforceability, and competitors or other third parties might successfully challenge the validity, scope or enforceability of any issued patents should we try to enforce them. In addition, patent applications filed in other countries are subject to laws, rules and procedures that differ from those of the United States, and thus we cannot be certain that non-U.S. patent applications will be granted even if corresponding U.S. patents are issued.

If new industry standards emerge or if we are unable to respond to rapid technological advances in a timely manner, mobile service providers may not buy our solutions and our revenue may decline.

The market for telecommunications products and solutions is characterized by rapid technological advances, frequent introductions of new products, evolving industry standards and recurring or unanticipated changes in customer requirements. To succeed, we must effectively anticipate, and adapt in a timely manner to, customer requirements and continue to develop or acquire new solutions and features that meet market demands, technology and architectural trends and new industry standards. This requires us to identify and gain access to or develop new technologies. The introduction of new or enhanced solutions also requires that we carefully manage the transition from older products to minimize disruption in customer ordering practices and ensure that new solutions can be timely delivered to meet demand.

Developing our solutions is expensive, complex and involves uncertainties and requires significant research and development expenditures. We may not have sufficient resources to successfully manage lengthy development cycles. In 2010, 2011 and the nine months ended September 30, 2012, our research and development expenses were $6.1 million, or 74% of our total revenue, $14.5 million, or 29% of our total revenue, and $18.2 million, or 32% of our total revenue, respectively. We believe we must continue to dedicate a significant amount of resources to our research and development efforts to remain competitive. These investments may take several years to generate positive returns or they may never do so. In addition, we may experience design, manufacturing, marketing and other difficulties that could delay or prevent the development, introduction or marketing of new solutions and enhancements. If we fail to meet our development targets, demand for our solutions will decline. Even if we introduce new solutions and enhancements, we may experience a decline in demand for, or revenue from, our existing solutions that is not fully matched by the revenue from new solutions. For example, customers may delay making purchases of a new solution to make a more thorough evaluation of such solution, or until industry reviews become widely available. In addition, we may lose existing customers who choose a competitor’s solution rather than migrate to our new solution. This could result in a temporary or permanent revenue shortfall and harm our business.

Furthermore, because our solutions are based on complex technology, we can experience unanticipated delays in developing, improving or deploying them. Each phase in the development of our solutions presents serious risks of failure, rework or delay, any one of which could impact the timing and cost effective development of such solution and could jeopardize customer acceptance of the solution. Intensive software testing and validation are critical to the timely introduction of enhancements to several of our solutions and schedule delays sometimes occur in the final validation phase. Unexpected intellectual property disputes, failure of critical design elements and a variety of other execution risks may also delay or even prevent the introduction of these solutions. In addition, the introduction of new solutions by competitors, the emergence of new industry standards or the development of entirely new technologies to replace existing product offerings could render our existing or future solutions obsolete. If our solutions become technologically obsolete, mobile service providers may purchase solutions from our competitors and we may be unable to sell our solutions in the marketplace and generate revenue, which would have a material adverse effect on our financial condition, results of operations or cash flows.

We may not be able to detect errors or defects in our solutions until after full deployment and product liability claims by customers could result in substantial costs.

Our solutions are sophisticated and are designed to be deployed in large and complex telecommunications networks that require a very high degree of reliability. Because of the nature of our solutions, they can only be fully tested when substantially deployed in very large networks with high volumes of telecommunications traffic. Some of our mobile service provider customers have only recently begun to commercially deploy our solutions and they may discover errors or defects in the software, or the solutions may not operate as expected. Because we may not be able to detect these problems until full deployment, any errors or defects in our solutions could affect the functionality of the networks in which they are deployed, given the use of our solutions in business-critical applications. As a result, the time it may take us to rectify errors can be critical to our mobile service provider customers. Because of the complexity of our solutions, it may take a material amount of time and resources for us to resolve errors or defects, if we can resolve them at all. The likelihood of such errors or defects is heightened as we acquire new products and solutions from third parties, whether as a result of acquisitions or otherwise.

Because our mobile service provider customers’ telecommunications networks into which they deploy our solutions require a very high degree of reliability, the consequences of an adverse effect on their networks, including any type of communications outage, can be very significant and costly. If any network problems were caused, or perceived to be caused, by errors or defects in our solutions, our reputation and the reputation of our solutions could be significantly damaged with respect to that customer and other customers. Such problems could lead to a loss of that customer or other customers.

If one of our solutions fails, we could also experience:

•	payment of liquidated damages for performance failures;

•	loss of, or delay in, revenue recognition;

•	increased service, support, warranty, product replacement and product liability insurance costs, as well as a diversion of development resources; and

•	costly and time-consuming legal actions by our customers, which could result in significant damages awards against us.

Any of the above events would likely have a material adverse impact on our business, revenue, results of operations, financial condition and reputation.

We use a limited number of standard hardware suppliers, and in the event we elect to change one or more of our hardware suppliers, qualifying a new hardware supplier and commencing commercial scale production could be expensive and time-consuming activities that could affect our business. In addition, any disruption in these relationships may cause us to fail to meet the demands of our mobile service provider customers and damage our customer relationships.

We use a small number of suppliers to supply the standard servers and other hardware necessary to operate our solutions and to fulfill orders on a timely basis. Reliance on third-party hardware suppliers involves a number of risks, including a lack of control over the manufacturing process, inventory management and the potential unavailability of adequate supply. We do not have the hardware manufacturing capabilities to meet our customers’ demands. In the event one or more of our hardware suppliers ceases to supply us, at our election or otherwise, qualifying a new hardware supplier can be an expensive and time-consuming process and could result in a significant interruption in the supply of our solutions to mobile service provider customers. If a change in hardware suppliers results in delays in our fulfillment of customer orders or providing support, or if a hardware supplier fails to make timely delivery of orders, we may lose revenues and suffer damage to our customer relationships.

Man-made problems such as computer viruses or terrorism may disrupt our operations and could adversely affect our operating results and financial condition.

Despite our implementation of network security measures, our servers are vulnerable to computer viruses, break-ins and similar disruptions from unauthorized tampering with our computer systems. Any such event could have a material adverse effect on our business, operating results and financial condition. Efforts to limit the ability of third parties to disrupt the operations of the Internet or undermine our own security efforts may be ineffective. In addition, the continued threat of terrorism and heightened security and military action in response to this threat, or any future acts of terrorism, may cause further disruptions to the economies of the United States and other countries and create further uncertainties or otherwise materially harm our business, operating results, and financial condition. Likewise, events such as widespread electrical blackouts could have similar negative impacts. To the extent that such disruptions or uncertainties result in delays or cancellations of customer orders or the development or shipment of our solutions, our business, operating results, financial condition and reputation could be materially and adversely affected.

We may not be able to obtain necessary licenses of third-party technology on acceptable terms, or at all, which could delay sales and development and adversely impact the quality of our solutions.

We have incorporated third-party licensed technology into our current solutions. We anticipate that we are also likely to need to license additional technology from third parties to develop new solutions or enhancements in the future. Third-party licenses may not be available or continue to be available to us on commercially reasonable terms or at all. The inability to retain any third-party licenses required in our current solutions or to obtain any new third-party licenses to develop new solutions and enhancements could require us to obtain substitute technology of lower quality or performance standards or at greater cost, and delay or prevent us from making these solutions or enhancements, any of which could seriously harm the competitive position of our solutions.

We use some open source software in developing our solutions, which could in certain circumstances subject us to claims or judgments that some of our proprietary code is subject to general release or could require us to re-engineer our solutions and the firmware contained therein, which could materially harm our business and operating results.

We use open source software in developing our solutions, including in connection with our proprietary software, and we may use more open source software in the future. From time to time, there have been claims against companies that use open source software in their products challenging the ownership of such open source software or the terms and conditions upon which those companies make such products available to end users. As a result, we could be subject to suits by parties claiming ownership of what we believe to be open source software or claiming that we have failed to comply with applicable licensing terms. Some open source licenses contain requirements that the licensee make available source code for modifications or derivative works created based upon the open source software and that the licensee license such modifications or derivative works under the terms of a particular open source license or other license granting third parties certain rights of further use. If we combine our proprietary firmware or other software with open source software in a certain manner, we could, under certain of the open source licenses, be required to release our proprietary source code publicly or license such source code on unfavorable terms or at no cost. Although we take steps to protect against our using any open source software that may subject our firmware to general release or require us to re-engineer our solutions and the firmware contained therein, we cannot guarantee that they will be effective, nor that we will not be subject to claims asserting or judgments holding that some of our proprietary source code is subject to general release or that we are required to re-engineer our solutions and firmware. In addition to risks related to license requirements, usage of open source software can lead to greater risks than use of third-party commercial software, as open source licensors generally do not provide warranties or controls on origin of the software. Open source license terms relating to the disclosure of source code in modifications or derivative works to the open source software are often ambiguous, and few if any courts in jurisdictions applicable to us have interpreted such terms. As a result, many of the risks associated with usage of open source software cannot be eliminated, and could, if not properly addressed, negatively affect our business.

Risks Related to Our International Operations

We are exposed to risks related to our international operations and failure to manage these risks may adversely affect our operating results and financial condition.

We market, license and service our solutions globally and have a number of offices around the world. During the years ended December 31, 2010 and 2011 and the nine months ended September 30, 2012, 1%, 49% and 52% of our revenue, respectively, was attributable to our customers outside of the United States. As of September 30, 2012, approximately 80% of our employees were located outside of the United States. We expect that our international activities will be dynamic over the foreseeable future as we continue to pursue opportunities in international markets. Therefore, we are subject to risks associated with having worldwide operations. These international operations will require significant management attention and financial resources.

International operations are subject to inherent risks and our future results could be adversely affected by a number of factors, including:

•	requirements or preferences for domestic products or solutions, which could reduce demand for our solutions;

•	differing technical standards, existing or future regulatory and certification requirements and required features and functionality;

•	management communication and integration problems related to entering new markets with different languages, cultures and political systems;

•	greater difficulty in collecting accounts receivable and longer collection periods;

•	difficulties in enforcing contracts;

•	difficulties and costs of staffing and managing operations outside of the United States;

•	the uncertainty of protection for intellectual property rights in some countries;

•	potentially adverse tax consequences, including regulatory requirements regarding our ability to repatriate profits to the United States;

•	tariffs and trade barriers, export regulations and other regulatory and contractual limitations on our ability to sell our solutions in certain non-U.S. markets; and

•	political and economic instability and terrorism.

Additionally, our international operations expose us to risks of fluctuations in foreign currency exchange rates. In certain circumstances and depending on the currencies in which certain sales are denominated and the countries in which we are profitable or not profitable, a significant decrease or increase in the value of the U.S. dollar relative to the value of other local currencies could have a material adverse effect on the gross margins and profitability of our international operations. To date, we have not used risk management techniques to hedge the risks associated with these fluctuations. Even if we were to implement hedging strategies, not every exposure can be hedged and, where hedges are put in place based on expected foreign currency exchange exposure, they are based on forecasts that may vary or that may later prove to have been inaccurate. As a result, fluctuations in foreign currency exchange rates or our failure to successfully hedge against these fluctuations could have a material adverse effect on our operating results and financial condition.

Failure to comply with the United States Foreign Corrupt Practices Act, or FCPA, and similar laws associated with our activities outside the United States could subject us to penalties and other adverse consequences.

As a substantial portion of our revenues is, and we expect will continue to be, from jurisdictions outside of the United States, we face significant risks if we fail to comply with the FCPA and other laws that prohibit improper payments or offers of payment to governments and their officials and political parties by us and other business entities for the purpose of obtaining or retaining business. In many countries, particularly in countries with developing economies, some of which represent significant markets for us, it may be a local custom that businesses operating in such countries engage in business practices that are prohibited by the FCPA or other laws and regulations. Although we have implemented a company policy requiring our employees and consultants to comply with the FCPA and similar laws, such policy may not be effective at preventing all potential FCPA or other violations. Although our agreements with our channel partners and resellers clearly state our expectations for our channel partners’ and resellers’ compliance with U.S. laws, including the FCPA, and provide us with various remedies upon any non-compliance, including the ability to terminate the agreement, we also cannot guarantee our channel partners’ and resellers’ compliance with U.S. laws, including the FCPA. Therefore there can be no assurance that none of our employees and agents, or those companies to which we outsource certain of our business operations, will take actions in violation of our policies or of applicable laws, for which we may be ultimately held responsible. As a result of our focus on managing our growth, our development of infrastructure designed to identify FCPA matters and monitor compliance is at an early stage. Any violation of the FCPA and related policies could result in severe criminal or civil sanctions, which could have a material and adverse effect on our reputation, business, operating results and financial condition.

We may become subject to governmental export and import controls that could subject us to liability or impair our ability to compete in international markets.

Our solutions may become subject to United States export controls under which they would be permitted to be exported outside the United States only with the required level of export license, through an available export license exception or if designated EAR 99 (no license required), if certain of our solutions in the future contain certain levels of encryption technology. In addition, various countries regulate the import of certain encryption technology and have enacted laws that could limit our ability to distribute certain of our solutions or could limit our mobile service provider customers’ ability to implement these solutions in those countries. Changes in our solutions or changes in export and import regulations may create delays in the introduction of our solutions in non-U.S. markets, prevent our customers with international operations from deploying our solutions throughout their networks or, in some cases, prevent the export or import of our solutions to certain countries altogether. Any change in export or import laws and regulations, shifts in approach to the enforcement or scope of existing laws and regulations, or change in the countries, persons or technologies targeted by such regulations, could result in decreased use of our solutions by, or in our decreased ability to export or sell our solutions to, existing or potential customers with international operations. Any decreased use of our solutions or limitation on our ability to export or sell our solutions would likely adversely affect our business, operating results and financial condition.

Risks Related to Our Common Stock and this Offering

No public market for our common stock currently exists and an active trading market may not develop or be sustained following this offering.

Prior to this initial public offering, there has been no public market for our common stock. An active trading market may not develop following the completion of this offering or, if developed, may not be sustained. The lack of an active market may impair your ability to sell your shares at the time you wish to sell them or at a price that you consider reasonable. The lack of an active market may also reduce the fair market value or the trading price of your shares. An inactive market may also impair our ability to raise capital to continue to fund operations by selling shares and may impair our ability to acquire other companies or technologies by using our shares as consideration.

Our stock price may be volatile, and you may not be able to resell shares of our common stock at or above the price you paid.

The initial public offering price for our common stock has been determined through our negotiations with the underwriters and may not be representative of the price that will prevail in the open market following the offering. Our stock price after the completion of this offering may be highly volatile and could be subject to wide fluctuations in response to various factors, some of which are beyond our control. These factors include those discussed in this “Risk Factors” section of this prospectus and others such as:

•	a slowdown in the telecommunications industry or the general economy;

•	actual or anticipated quarterly or annual variations in our results of operations or those of our competitors;

•	actual or anticipated changes in our growth rate relative to our competitors;

•	changes in earnings estimates or recommendations by securities analysts;

•	fluctuations in the values of companies perceived by investors to be comparable to us;

•	announcements by us or our competitors of new products or services, significant contracts, commercial relationships, capital commitments or acquisitions;

•	competition from existing technologies and products or new technologies and products that may emerge;

•	the entry into, modification or termination of customer contracts;

•	developments with respect to intellectual property rights;

•	sales, or the anticipation of sales, of our common stock by us, our insiders or our other stockholders, including upon the expiration of contractual lock-up agreements;

•	our ability to develop and market new and enhanced solutions on a timely basis;

•	our commencement of, or involvement in, litigation;

•	additions or departures of key management or technical personnel; and

•	changes in governmental regulations applicable to our solutions.

In addition, in recent years, the stock markets generally, and the market for technology stocks in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of those companies. Broad market and industry factors may significantly affect the market price of our common stock, regardless of our actual operating performance. These fluctuations may be even more pronounced in the trading market for our common stock shortly following this offering. If the market price of shares of our common stock after this offering does not ever exceed the initial public offering price, you may not realize any return on your investment in us and may lose some or all of your investment.

In addition, in the past, class action litigation has often been instituted against companies whose securities have experienced periods of volatility in market price. Securities litigation brought against us following volatility in our stock price, regardless of the merit or ultimate results of such litigation, could result in substantial costs, which would hurt our financial condition and operating results and divert management’s attention and resources from our business.

Securities analysts may not publish favorable research or reports about our business or may publish no information at all, which could cause our stock price or trading volume to decline.

The trading market for our common stock will be influenced to some extent by the research and reports that industry or financial analysts publish about us and our business. We do not control these analysts. As a newly public company, we may be slow to attract research coverage and the analysts who publish information about our common stock will have had relatively little experience with our company, which could affect their ability to accurately forecast our results and could make it more likely that we fail to meet their estimates. In the event we obtain securities or industry analyst coverage, if any of the analysts who cover us provide inaccurate or unfavorable research or issue an adverse opinion regarding our stock price, our stock price could decline. If one or more of these analysts cease coverage of our company or fail to regularly publish reports covering us, we could lose visibility in the market, which in turn could cause our stock price or trading volume to decline.

The concentration of our capital stock ownership with insiders upon the completion of this offering will likely limit your ability to influence corporate matters.

We anticipate that our executive officers, directors, current five percent or greater stockholders and affiliated entities will together beneficially own approximately     % of our common stock outstanding after this offering, or     % if the underwriters exercise in full their option to purchase additional shares. These stockholders may in some instances exercise their influence in ways that you do not believe are in your best interests as a stockholder. In particular, these stockholders, acting together, may be able to control our management and affairs and matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions, such as mergers, consolidations or the sale of substantially all of our assets. Consequently, this concentration of ownership could limit your ability to influence corporate matters and may have the effect of delaying or preventing a change of control, including a merger, consolidation or other business combination involving us, or discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control, even if such a change of control would benefit our other stockholders. This significant concentration of share ownership may adversely affect the trading price for our common stock because some investors perceive disadvantages in owning stock in companies with concentrated equity ownership.

We are an emerging growth company and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our common stock less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions and relief from various reporting requirements that are applicable to other public companies that are not emerging growth companies. In particular, while we are an emerging growth company (i) we will not be required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act, (ii) we will be exempt from any rules that may be adopted by the Public Company Accounting Oversight Board requiring mandatory audit firm rotations or a supplement to the auditor’s report on financial statements, (iii) we will be subject to reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and (iv) we will not be required to hold nonbinding advisory votes on executive compensation or stockholder approval of any golden parachute payments not previously approved. We may remain an emerging growth company until as late as December 31, 2018 (the fiscal year-end following the fifth anniversary of the completion of this initial public offering), though we may cease to be an emerging growth company earlier under certain circumstances, including (i) if the market value of our common stock that is held by nonaffiliates exceeds $700 million as of any June 30, in which case we would cease to be an emerging growth company as of the following December 31 or (ii) if our gross revenues exceed $1 billion in any fiscal year.

The exact implications of the JOBS Act are still subject to interpretation and guidance by the SEC and other regulatory agencies, and we cannot assure you that we will be able to take advantage of all of the benefits of the JOBS Act. In addition, investors may find our common stock less attractive if we rely on the exemptions and relief granted by the JOBS Act. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock, our stock price may decline and/or become more volatile and we may face difficulties raising capital from the public equity markets in the future.

Our management might apply the proceeds of this offering in ways that do not increase the value of your investment.

Our management will have broad discretion as to the use of the net proceeds of this offering and you will be relying on the judgment of our management regarding the application of these proceeds. We might apply the net proceeds of this offering in ways with which you do not agree, or in ways that do not yield a favorable return. If our management applies these proceeds in a manner that does not yield a significant return, if any, on our investment of these net proceeds, it would adversely affect the market price of our common stock. For more information on our management’s planned use of proceeds, please read “Use of Proceeds” elsewhere in this prospectus.

Because our initial public offering price is substantially higher than the pro forma net tangible book value per share of our outstanding common stock, new investors will incur immediate and substantial dilution.

The initial public offering price is substantially higher than the pro forma net tangible book value per share of common stock based on our total tangible assets, which consist of our total assets, reduced by the amount of our total liabilities, goodwill and intangible assets immediately following this offering. Therefore, if you purchase common stock in this offering, you will experience immediate and substantial dilution of approximately

$         per share in pro forma as adjusted net tangible book value (based upon an offering price of $        , the midpoint of the price range on the cover of this prospectus), the difference between the price you pay for our common stock and its pro forma as adjusted net tangible book value per share after completion of this offering. Please read “Dilution” for more information on this calculation. Furthermore, any issuance of shares in connection with acquisitions by us, the exercise of stock options or warrants or otherwise would dilute the percentage ownership held by the investors who purchase our shares in this offering.

A significant portion of our total outstanding shares of common stock is restricted from immediate resale but may be sold into the market in the near future. This could cause the market price of our common stock to drop significantly, even if our business is operating successfully.

Sales of a substantial number of shares of our common stock in the public market could occur at any time. These sales, or the perception in the market that the holders of a large number of shares of common stock intend to sell shares, could reduce the market price of our common stock. As of September 30, 2012, entities affiliated with North Bridge Venture Partners, entities affiliated with Austin Ventures, entities affiliated with Alloy Ventures, entities affiliated with August Capital and Cisco Systems, Inc. beneficially owned, collectively, approximately 92% of our outstanding common stock. If one or more of them were to sell a substantial portion of the shares they hold, it could cause our stock price to decline. Based on shares outstanding as of September 30, 2012, upon completion of this offering, we will have approximately              million outstanding shares of common stock, assuming no exercise of the underwriters’ option to purchase additional shares. As of the date of this prospectus, approximately              million shares of common stock will be subject to a 180-day contractual lock-up with the underwriters. The underwriters may, in their sole discretion and without notice, release all or any portion of the shares from these lock-up arrangements, and the lock-up agreements are subject to certain exceptions. See “Underwriters” for more information. Of the shares subject to a contractual lock-up with the underwriters, approximately              million shares of common stock also will be subject to a 180-day contractual lock-up with us.

After this offering, holders of an aggregate of approximately 115 million shares of our common stock will have rights, subject to some conditions, to require us to file registration statements covering their shares or to include their shares in registration statements that we may file for ourselves or other stockholders.

In addition, as of September 30, 2012, there were 18,666,971 shares subject to outstanding options granted under the Mavenir Systems, Inc. 2005 Stock Plan that will become eligible for sale in the public market to the extent permitted by any applicable vesting requirements, the lock-up agreements described above and Rules 144 and 701 under the Securities Act of 1933. We intend to register the shares of common stock issuable upon exercise of these options, plus any additional shares of common stock reserved for future grant that remain unissued under our 2005 Stock Plan. We also intend to register all              shares of common stock that we may issue under the Mavenir Systems, Inc. 2013 Equity Incentive Plan that we intend to adopt prior to the completion of this offering. Once we register these shares, they can be freely sold in the public market upon issuance and once vested, subject to the 180-day lock-up periods under the lock-up agreements described above and in the “Underwriters” section of this prospectus.

We do not anticipate paying any cash dividends in the foreseeable future, and accordingly, stockholders must rely on stock appreciation for any return on their investment.

After the completion of this offering, we do not anticipate declaring any cash dividends to holders of our common stock in the foreseeable future. In addition, the terms of our loan and security agreement with Silicon Valley Bank currently restrict our ability to pay dividends. Consequently, investors must rely on sales of their common stock after price appreciation, which may never occur, as the only way to realize any future gains on their investment. Investors seeking cash dividends should not invest in our common stock.

Anti-takeover provisions contained in our certificate of incorporation and bylaws, as well as provisions of Delaware law, could impair a takeover attempt.

Our amended and restated certificate of incorporation and our amended and restated bylaws to be effective upon the completion of this offering will contain provisions that could delay or prevent a change in control of our company. These provisions could also make it more difficult for stockholders to elect directors and take other corporate actions. These provisions include:

•	providing for a classified Board of Directors with staggered, three-year terms;

•	prohibiting cumulative voting in the election of directors;

•	providing that our directors may be removed only for cause;

•	authorizing the Board of Directors to issue, without stockholder approval, preferred stock with rights senior to those of our common stock;

•	authorizing the Board of Directors to change the authorized number of directors and to fill board vacancies until the next annual meeting of the stockholders;

•

requiring the approval of our Board of Directors or the holders of a supermajority of our outstanding shares of capital stock to amend our bylaws and certain provisions of our amended and restated certificate of incorporation;

•

requiring stockholders that seek to present proposals before, or to nominate candidates for election of directors at, a meeting of stockholders to provide advance written notice of such proposals or nominations;

•	prohibiting stockholder action by written consent;

•	limiting the liability of, and providing indemnification to, our directors and officers;

•	prohibiting our stockholders from calling a special stockholder meeting; and

•	requiring an advance notification procedure for stockholder nominations and proposals.

As a Delaware corporation, we are subject to Section 203 of the Delaware General Corporation Law, which, subject to some exceptions, prohibits “business combinations” between a Delaware corporation and an “interested stockholder,” which is generally defined as a stockholder who becomes a beneficial owner of 15% or more of a Delaware corporation’s voting stock, for a three-year period following the date that the stockholder became an interested stockholder.

These and other provisions in our amended and restated certificate of incorporation and our amended and restated bylaws to be effective upon the completion of this offering and under Delaware law could discourage potential takeover attempts, reduce the price that investors might be willing to pay in the future for shares of our common stock and result in the market price of our common stock being lower than it would be without these provisions. For more information, please read “Description of Capital Stock — Anti-Takeover Effects of Delaware Law and Certain Provisions of our Certificate of Incorporation Amended and Restated Bylaws.”

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. The forward-looking statements are contained principally in the sections entitled “Prospectus Summary,” “Risk Factors,” “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Our Business.” All statements other than statements of historical facts contained in this prospectus, including statements regarding our future results of operations or financial condition, business strategy and plans and objectives of management for future operations, are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “believe,” “will,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “could,” “potentially” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs.

Forward-looking statements include, but are not limited to, statements about:

•	our expectations regarding our revenue, expenses, sales and operations;

•	commercial acceptance of 4G technology;

•	the development of markets for our products and solutions;

•	our ability to attract and retain customers;

•	the potential loss of or reductions in orders from our significant customers;

•	our ability to compete in our industry and innovation by our competitors;

•	our ability to anticipate market needs or develop new or enhanced solutions to meet those needs;

•	our ability to successfully identify, manage and integrate any potential acquisitions;

•	our ability to establish and maintain intellectual property protection for our solutions;

•	our ability to hire and retain key personnel;

•	our expectations regarding the use of proceeds from this offering; and

•	our anticipated cash needs and our estimates regarding our capital requirements.

These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results of operation, financial condition, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. Although we believe that the expectations reflected in the forward-looking statements contained in this prospectus are reasonable, we caution you that these statements are based on a combination of facts and factors currently known by us and our projections of the future, about which projections we cannot be certain. Moreover, we operate in a competitive and rapidly-changing industry in which new risks may emerge from time to time, and it is not possible for management to predict all risks.

You should refer to the section of this prospectus entitled “Risk Factors” for a discussion of important risks that may cause our actual results to differ materially from those expressed or implied by our forward-looking statements. As a result of these factors and new risks that may emerge in the future, we cannot assure you that the forward-looking statements in this prospectus will prove to be accurate. Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame, or at all. We do not undertake to update any of the forward-looking statements after the date of this prospectus, except to the extent required by law.

INDUSTRY AND MARKET DATA

This prospectus contains estimates, information and data concerning the telecommunications industry — including estimates and forecasts of market share, size and growth rates — that are based on industry publications and reports, including those generated by the Cisco Visual Networking Index, Ericsson, Gartner, IDC, Informa Telecoms and Media, Infonetics and Ovum. Although we have not independently verified the data contained in these industry publications and reports, we believe based on our industry experience that these publications are reliable and that the conclusions they contain are reasonable. However, you should not give undue weight to the information contained in these reports because such information involves a number of assumptions and limitations and if any of these assumptions turn out to be incorrect, actual results may differ from the projections based on these assumptions. The markets described in these reports may not grow at the rates projected or at all, which could have a material adverse effect on our business and on the market price of our common stock.

The Gartner report described herein, “Forecast: Carrier Network Infrastructure, Worldwide, 2009–2016 3Q12 Update,” September 2012, represents data, research opinion or viewpoints published as part of a syndicated subscription service by Gartner, Inc., and are not representations of fact. The Gartner report speaks as of its original publication date (and not as of the date of this prospectus) and the opinions expressed in the Gartner report are subject to change without notice.

The industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the “Risk Factors” section of this prospectus. These and other factors could cause results to differ materially from those expressed in the estimates made by the publishers of these industry publications and reports and by us.

USE OF PROCEEDS

We estimate that the net proceeds to us from this offering of              shares of our common stock, after deducting underwriting discounts and estimated offering costs payable by us, will be approximately $         million, assuming an initial public offering price of $         per share (the midpoint of the price range set forth on the cover page of this prospectus), or approximately $         million if the underwriters exercise in full their option to purchase additional shares. Each $1.00 increase or decrease in the assumed initial public offering price would increase or decrease, as applicable, our cash and cash equivalents, working capital, total assets and total stockholders’ equity by approximately $         million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and assuming no exercise of the underwriters’ option to purchase additional shares, and after deducting the estimated underwriting discounts and estimated offering costs payable by us.

The principal purposes of this offering are to obtain additional capital, create a public market for our common stock, facilitate future access to public equity markets, increase awareness of our company among potential customers and improve our competitive position.

We intend to use the net proceeds of this offering for working capital and other general corporate purposes, which may include financing growth (including payment of increased levels of expenditures), developing new products and funding capital expenditures, acquisitions and investments. We have not yet determined the manner in which we will allocate the net proceeds, and management will retain broad discretion in the allocation and use of the net proceeds. The amount and timing of these expenditures will vary depending on a number of factors, including the amount of any cash generated by our operations, competitive and technological developments and the rate of growth, if any, of our business. Until we use the net proceeds of this offering, we intend to invest the net proceeds in short-term and immediate-term interest-bearing obligations, investment-grade securities, certificates of deposit or guaranteed obligations of the U.S. government.

DIVIDEND POLICY

We have not declared or paid any cash dividends on our capital stock. We currently intend to retain any future earnings to fund the development and expansion of our business, and therefore we do not anticipate paying cash dividends on our common stock in the foreseeable future. In addition, the terms of our loan and security agreement with Silicon Valley Bank currently restrict our ability to pay dividends.

Any future determination to pay dividends will be at the discretion of our Board of Directors and will depend on our results of operations, financial condition, capital requirements and other factors deemed relevant by our Board of Directors.

CAPITALIZATION

The following table sets forth our capitalization as of September 30, 2012:

•	on an actual basis;

•

on an as adjusted basis to reflect the automatic conversion of all outstanding shares of redeemable convertible preferred stock into an aggregate of 115,167,418 shares of common stock upon the consummation of this offering; and

•

on an as further adjusted basis to reflect (1) the automatic conversion of all outstanding shares of redeemable convertible preferred stock into an aggregate of 115,167,418 shares of common stock upon the consummation of this offering, (2) the effectiveness of our amended and restated certificate of incorporation upon the consummation of this offering, (3) the issuance by us of shares of our common stock in this offering at an assumed initial public offering price of $         per share (the midpoint of the range listed on the cover page of this prospectus) and (4) the application of our estimated net proceeds from this offering as set forth under “Use of Proceeds,” after deducting the estimated underwriting discounts and estimated offering costs payable by us, as if this offering had occurred on September 30, 2012.

You should read the information below in conjunction with the consolidated financial statements and the related notes thereto and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

	As of September 30, 2012
	Actual	As Adjusted	As Further Adjusted(1)
	(in thousands)
Cash and cash equivalents	$5,448	$5,448	$

Long-term debt, excluding current portion	$—	$—		$—
Series A redeemable convertible preferred stock, $0.001 par value; 26,137,758 shares authorized, issued and outstanding, actual; 26,137,758 shares authorized and no shares issued and outstanding, as adjusted; no shares authorized, issued or outstanding, as further adjusted	13,005	—		—
Series B redeemable convertible preferred stock, $0.001 par value; 26,727,505 shares authorized, issued and outstanding, actual; 26,727,505 shares authorized and no shares issued and outstanding, as adjusted; no shares authorized, issued or outstanding, as further adjusted	20,500	—		—
Series C redeemable convertible preferred stock, $0.001 par value; 24,683,530 shares authorized and 18,316,941 shares issued and outstanding, actual; 24,683,530 shares authorized and no shares issued and outstanding, as adjusted; no shares authorized, issued or outstanding, as further adjusted	17,478	—		—
Series D redeemable convertible preferred stock, $0.001 par value; 12,100,007 shares authorized, issued and outstanding, actual; 12,100,007 shares authorized and no shares issued and outstanding, as adjusted; no shares authorized, issued or outstanding, pro forma as further adjusted	13,575	—		—
Series E redeemable convertible preferred stock, $0.001 par value; 32,135,213 shares authorized, 31,885,207 shares issued and outstanding, actual; 32,135,213 shares authorized and no shares issued and outstanding, as adjusted; no shares authorized, issued or outstanding, as further adjusted	40,000	—		—

Total redeemable convertible preferred stock	$104,558	$—		$—

Shareholders’ equity (deficit):
Common stock, $0.001 par value; 155,203,902 shares authorized, 14,489,834 shares issued and 9,244,209 shares outstanding, actual; 155,203,902 shares authorized, 124,411,627 shares issued and outstanding, as adjusted; 300,000,000 shares authorized, shares issued and outstanding, as further adjusted	9	124
Preferred stock, $0.001 par value; no shares authorized, issued and outstanding, actual and pro forma; 20,000,000 shares authorized and no shares issued and outstanding, pro forma as adjusted	—	—		—
Additional paid-in capital	782	105,225
Accumulated (deficit)	(89,076)	(89,076)
Accumulated other comprehensive income	2,314	2,314

Total shareholders’ equity (deficit)	(85,971)	18,587

Total capitalization	$18,587	$18,587	$

(1)

Each $1.00 increase (decrease) in the assumed initial public offering price of $        per share, the midpoint of the price range reflected on the cover page of this prospectus, would increase (decrease) our cash and cash equivalents, working capital, total assets, and total shareholders’ equity (deficit) by approximately $ million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and assuming no exercise of the underwriters’ option to purchase additional shares, and after deducting the estimated underwriting discounts and estimated offering costs payable by us.

The table above excludes the following:

•	18,666,971 shares of common stock issuable upon the exercise of options outstanding at September 30, 2012 at a weighted-average exercise price of $0.24 per share;

•	520,750 shares of common stock issuable upon the exercise of options authorized for grant in October 2012 at an exercise price of $0.73 per share;

•	6,366,588 shares of common stock issuable upon the conversion and subsequent exercise of warrants to purchase redeemable convertible preferred stock at an exercise price of $0.9542 per share;

•	920,000 shares of common stock issuable upon the exercise of warrants to purchase common stock at an exercise price of $0.73 per share;

•	1,988,710 shares of common stock reserved for future issuance under our amended and restated 2005 Stock Plan as of September 30, 2012; and

•

             shares of common stock to be reserved for future issuance under our 2013 Equity Incentive Plan, which we intend to adopt before the completion of this offering, as described in the section of this prospectus titled “Executive Compensation — Benefit Plans — 2013 Equity Incentive Plan.”

DILUTION

If you invest in our common stock in this offering, your interest will be diluted to the extent of the difference between the public offering price per share of our common stock and the pro forma as adjusted net tangible book value per share of our common stock after this offering.

Our net tangible book value, which we have defined as our total tangible assets less total liabilities, as of September 30, 2012 was $12.2 million, or $1.39 per share of common stock. Our pro forma net tangible book value per share, as of September 30, 2012, was $0.10. Pro forma net tangible book value per share represents the amount of our total tangible assets less total liabilities and divided by the total number of shares of common stock outstanding, including shares of common stock issuable upon the conversion of all outstanding shares of our redeemable convertible preferred stock upon the completion of this offering as if that conversion had occurred on September 30, 2012. Dilution in pro forma net tangible book value per share to new investors in this offering represents the difference between the amount per share paid by purchasers of shares of common stock in this offering and the pro forma as adjusted net tangible book value per share of common stock immediately after the completion of this offering. After giving effect to the sale of              shares of common stock offered in this offering at an assumed initial public offering price of $        per share, the midpoint of the range set forth in the cover page of this prospectus, and after deducting underwriting discounts and estimated offering costs payable by us, our pro forma as adjusted net tangible book value as of September 30, 2012 would have been $        million, or $        per share of common stock. This represents an immediate increase in pro forma net tangible book value of $        per share to existing stockholders and an immediate dilution of $         per share to new investors, or approximately     % of the assumed initial public offering price of $        per share. The following table illustrates this dilution on a per share basis:

Assumed initial public offering price per share
Pro forma net tangible book value per share as of September 30, 2012, before giving effect to this offering		$0.10
Increase in pro forma net tangible book value per share attributable to this offering
Pro forma as adjusted net tangible book value per share after giving effect to this offering

Immediate dilution in net tangible book value per share to new investors in this offering	$

A $1.00 increase or decrease in the assumed initial public offering price of $        per share (the midpoint of the price range set forth on the cover of this prospectus) would increase or decrease, respectively, our pro forma as adjusted net tangible book value per share after this offering by $        per share and the dilution in pro forma as adjusted net tangible book value to new investors by $        per share, assuming the number of shares offered by us, as set forth on the cover of this prospectus, remains the same and assuming no exercise of the underwriters’ option to purchase additional shares, and after deducting underwriting discounts and estimated offering costs payable by us.

The following table summarizes, on a pro forma as adjusted basis as of September 30, 2012 and after giving effect to the offering, based on an assumed initial public offering price of $        per share (the midpoint of the price range set forth on the cover of this prospectus), the differences between existing stockholders and new investors with respect to the number of shares of common stock purchased from us, the total consideration paid to us, and the average price per share paid.

	Shares Purchased			Total Consideration			Average Price Per Share
	Number	Percent		Amount	Percent
Existing stockholders			%	$		%	$
New investors

Total		100.0%		$	100.0%

A $1.00 increase or decrease in the assumed initial public offering price of $         per share (the midpoint of the price range set forth on the cover of this prospectus) would increase or decrease, respectively, total consideration paid by new investors and total consideration paid by all stockholders by approximately $         million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same.

The discussion and tables above assume no exercise of the underwriters’ option to purchase additional shares. If the underwriters exercise their option to purchase additional shares of our common stock in full, our existing stockholders would own     % and our new investors would own     % of the total number of shares of our common stock outstanding after this offering.

The discussion and tables in this section are based on 124,411,627 shares of our common stock outstanding as of September 30, 2012, which number reflects the conversion of all of our redeemable convertible preferred stock into an aggregate of 115,167,418 shares of common stock. The number of shares of common stock outstanding after this offering excludes the following:

•	18,666,971 shares of common stock issuable upon the exercise of options outstanding at September 30, 2012 at a weighted-average exercise price of $0.24 per share;

•	520,750 shares of common stock issuable upon the exercise of options authorized for grant in October 2012 at an exercise price of $0.73 per share;

•	6,366,588 shares of common stock issuable upon the conversion and subsequent exercise of warrants to purchase redeemable convertible preferred stock at an exercise price of $0.9542 per share;

•	920,000 shares of common stock issuable upon the exercise of warrants to purchase common stock at an exercise price of $0.73 per share;

•	1,988,710 shares of common stock reserved for future issuance under our amended and restated 2005 Stock Plan as of September 30, 2012; and

•

             shares of common stock to be reserved for future issuance under our 2013 Equity Incentive Plan, which we intend to adopt before the completion of this offering, as described in the section of this prospectus titled “Executive Compensation — Benefit Plans — 2013 Equity Incentive Plan.”

To the extent any of these options or warrants are exercised, there will be further dilution to investors.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL AND OPERATING INFORMATION

The following tables present our selected consolidated financial and operating data for the periods indicated. The summary consolidated statement of operations data for the years ended December 31, 2010 and 2011 and the summary consolidated balance sheet data as of December 31, 2010 and 2011 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The consolidated statement of operations data for the nine months ended September 30, 2011 and 2012 and the summary consolidated balance sheet data as of September 30, 2012 have been derived from our unaudited condensed consolidated financial statements included elsewhere in this prospectus and contain all adjustments, consisting of normal recurring adjustments that management considers necessary for a fair presentation of our financial position, results of operations and cash flows for the periods presented. Our historical results are not necessarily indicative of the results that may be expected in the future. The summary financial information below should be read in conjunction with the information contained in “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” the consolidated financial statements and notes thereto, and other financial information included elsewhere in this prospectus.

	Year Ended December 31,		Nine Months Ended September 30,
	2010	2011	2011	2012
	(in thousands, except per share amounts)
Consolidated Statement of Operations Data:
Software products revenue	$7,009	$38,264	$18,868	$41,181
Maintenance revenue	1,242	11,240	6,499	15,876

Total revenue	8,251	49,504	25,367	57,057

Cost of software products revenue	4,927	26,657	12,581	17,855
Cost of maintenance revenue	566	4,584	3,454	5,744

Cost of revenue	5,493	31,241	16,035	23,599

Gross profit	2,758	18,263	9,332	33,458

Research and development expenses	6,097	14,513	10,420	18,215
Sales and marketing expenses	3,813	12,332	6,824	12,325
General and administrative expenses	3,003	11,785	6,838	11,669

Total operating expenses	12,913	38,630	24,082	42,209

Operating loss	(10,155)	(20,367)	(14,750)	(8,751)
Net interest expense	108	61	32	63

Loss before income tax expense	(10,263)	(20,428)	(14,782)	(8,814)
Income tax expense	131	1,330	932	254

Net loss	$(10,394)	$(21,758)	$(15,714)	$(9,068)
Net loss per share attributable to common shareholders (basic and diluted)	$(1.35)	$(2.69)	$(1.93)	$(1.02)

Weighted-average shares outstanding used to compute net loss attributable to common shareholders (basic and diluted)	7,726	8,092	8,132	8,891

As adjusted net loss per share(1)	$(0.11)	$(0.18)	$(0.13)	$(0.07)

As adjusted weighted-average shares outstanding used to compute net loss per share(1)	91,008	123,259	123,299	124,058

Non-GAAP Financial Measure:
Adjusted EBITDA(2)	$(9,277)	$(16,120)	$(12,026)	$(6,274)

(1)	As adjusted amounts give effect to the automatic conversion of all outstanding shares of our redeemable convertible preferred stock into 115,167,418 shares of our common stock immediately prior to the completion of this offering.

(2)	We include adjusted earnings before interest, tax, depreciation and amortization, or adjusted EBITDA, because it is a measure that our management uses to evaluate our operating results. We calculate adjusted EBITDA as our net loss, adding back net interest expense, income tax expense, depreciation and amortization, stock-based compensation expense and certain acquisition-related expenses. We present adjusted EBITDA as a supplemental performance measure because our management believes that it facilitates operating performance comparisons from period to period by excluding potential differences caused by variations in capital structures (affecting net interest expense), the amortization of intangibles (affecting amortization expense), tax positions (such as the impact on periods of changes in effective tax rates), the depreciation of assets (affecting depreciation expense), stock-based compensation expenses and acquisition-related expenses. Adjusted EBITDA is not a measurement of our financial performance under generally accepted accounting principles (GAAP) and should not be considered as an alternative to net income (loss), operating income (loss) or any other performance measures derived in accordance with GAAP or as an alternative to cash flows from operations as a measure of our profitability or liquidity. We understand that although adjusted EBITDA is frequently used by securities analysts, lenders and others in their evaluation of companies, adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for analysis of our results as reported under GAAP. Some of these limitations are:

•	adjusted EBITDA does not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments;

•	adjusted EBITDA does not reflect changes in, or cash requirements for, our working capital needs;

•	adjusted EBITDA does not reflect changes in our effective tax rates;

•

although depreciation is a non-cash charge, the assets being depreciated will often have to be replaced in the future, and adjusted EBITDA does not reflect any cash requirements for such replacements; and

•	other companies in our industry may calculate adjusted EBITDA differently than we do, limiting its usefulness as a comparative measure.

The following table reconciles net loss to adjusted EBITDA for the periods presented:

	Year Ended December 31,		Nine Months Ended September 30,
	2010	2011	2011	2012
	(in thousands)
Net loss	$(10,394)	$(21,758)	$(15,714)	$(9,068)
Net interest expense	108	61	32	63
Income tax expense	131	1,330	932	254
Depreciation and amortization	807	2,933	1,650	1,972

EBITDA	(9,348)	(17,434)	(13,100)	(6,779)

Stock-based compensation expense	71	138	103	203
Other acquisition-related expenses including:
Acquisition-related restructuring costs	—	514	309	302
Transaction costs	—	662	662	—

Adjusted EBITDA	$(9,277)	$(16,120)	$(12,026)	$(6,274)

Consolidated Balance Sheet Data:

	As of December 31,		As of September 30, 2012
	2010	2011	Actual	As Adjusted(1)	As Further Adjusted(2)
	(in thousands)
Cash and cash equivalents	$5,425	$19,466	$5,448	$5,448
Working capital	5,812	15,728	7,171	7,171
Total assets	16,797	60,387	55,298	55,298
Long-term debt, net of current portion	—	—	—	—
Total liabilities	9,682	34,131	36,711	36,711
Total redeemable convertible preferred stock	64,558	104,558	104,558	—
Total shareholders’ equity (deficit)	(57,443)	(78,302)	(85,971)	18,587

(1)	The as adjusted column reflects the automatic conversion of all outstanding shares of our redeemable convertible preferred stock into 115,167,418 shares of our common stock immediately prior to the completion of this offering.
(2)	The as further adjusted column reflects the conversion described in footnote (1) above, as well as the estimated net proceeds of $ million from our sale of shares of common stock that we are offering, based upon the initial public offering price of $ per share (the midpoint of the price range set forth on the cover page of this prospectus), after deducting underwriting discounts and estimated offering costs payable by us.

Each $1.00 increase or decrease in the assumed initial public offering price would increase or decrease, as applicable, our cash and cash equivalents, working capital, total assets and total shareholders’ equity by approximately $         million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and assuming no exercise of the underwriters’ option to purchase additional shares, and after deducting the estimated underwriting discounts and estimated offering costs payable by us.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this prospectus. In addition to historical consolidated financial information, the following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this prospectus, particularly in “Risk Factors.”

Overview

We are a leading provider of software-based networking solutions that enable mobile service providers to deliver high-quality internet protocol (IP)-based voice, video, rich communications and enhanced messaging services to their subscribers globally. Our mOne® Convergence Platform has enabled leading mobile service providers to introduce the industry’s first live network deployment of Voice-Over-LTE (VoLTE) and the industry’s first live deployment of Rich Communication Suite 5.0. Our solutions deliver next-generation services such as Rich Communication Suite (RCS), VoLTE and Voice over Wi-Fi (VoWi-Fi) over existing 2G and 3G networks and next-generation 4G networks. We enable mobile service providers to offer services that generate increased revenue, improve subscriber satisfaction and reduce subscriber churn, while allowing them to improve time-to-market of new services and reduce network costs.

We were founded in 2005, and we began generating revenue in 2007. From inception to 2012, we raised approximately $105 million in proceeds through the issuance of preferred stock. With the funds raised from these offerings, we have invested significantly in product and market development activities.

We sell our solutions principally to wireless mobile service providers globally through our direct sales force or strategic third-party reseller partners. In 2011, approximately 49% of our revenue came from outside of the United States whereas only 1% of revenue in 2010 came from outside of the United States.

Revenue from our solutions is generated from the sale of software products and maintenance and support. Software products revenues consist of software licenses, hardware and professional services fees from software customizations, feature development and training for customers. Maintenance revenue includes support, annual software maintenance agreements and extended hardware warranty arrangements.

We have included the results of operations of Airwide Solutions from the date of acquisition, May 27, 2011. Our revenue increased 500% from $8.3 million in 2010 to $49.5 million in 2011. The increase was driven primarily by the addition of revenues from Airwide Solutions in 2011 that were not present in 2010 before the acquisition. Excluding revenue attributable to Airwide Solutions, our revenue increased 227% from $8.3 million in 2010 to $27.1 million in 2011. Our revenue increased 125% from $25.4 million for the nine months ended September 30, 2011 to $57.1 million for the nine months ended September 30, 2012. Part of this increase is attributable to the fact that we owned Airwide Solutions for only part of the nine-month period ended September 30, 2011, while we owned Airwide Solutions for all of 2012. By the end of 2011, we had fully integrated the Airwide Solutions business and as such, the financial results for nine months ending September 30, 2012 include, and do not present separately, the full impact of the Airwide Solutions business.

We had net losses of $(10.4) million and $(21.8) million in 2010 and 2011, respectively. We had net losses of $(15.7) million and $(9.1) million for the nine months ended September 30, 2011 and 2012, respectively. The results of operations below describe the impact of our acquisition of Airwide Solutions on revenue, cost of revenue and gross profit. Pro forma financial information, which assumes the acquisition of Airwide Solutions had been completed on January 1, 2010, is presented in the financial statements section of this prospectus.

Key Operating and Financial Performance Metrics

As part of the management of the company, we monitor and evaluate the key operating and financial performance metrics noted below to help us establish our budgets, measure our business operating performance, assess trends and evaluate our performance as compared to that of our competitors. We discuss revenue, gross profit margin and operating results below under “— Components of Operating Results.” We discuss cash and cash equivalents and cash flows from operations below under “— Liquidity and Capital Resources.”

	As of and For the Year Ended December 31,		As of and For the Nine Months Ended September 30,
	2010	2011	2011	2012
	(in thousands)
Revenue	$8,251	$49,504	$25,367	$57,057
Gross Profit Margin	33.4%	36.9%	36.8%	58.6%
Operating Loss	(10,155)	(20,367)	(14,750)	(8,751)
Cash and Cash Equivalents	5,425	19,466	18,349	5,448
Cash used in Operations	(5,322)	(8,097)	(13,809)	(13,992)

Components of Operating Results

Revenue

Revenue from our solutions is generated from the sale of software products and maintenance and support. Software products revenues consist of software licenses, hardware and professional services fees from software customizations, feature development and training for customers. Maintenance revenue includes support, annual software maintenance agreements and extended hardware warranty arrangements.

We report two classifications of revenue:

•

Software products revenue includes revenue arrangements that consist of tangible products with essential software elements, perpetual right-to-use (RTU) software licenses and sales of industry standard hardware. Software products revenue is supported by customer contracts that generally outline terms and conditions, including those that relate to acceptance of the product. Software products revenue also includes software customizations and feature development for individual customers, and training of customers.

•

Maintenance revenue includes support, annual software maintenance agreements and extended hardware warranty arrangements. Revenue from these services is recognized ratably over the service delivery period.

Revenue is recognized as outlined in “Critical Accounting Policies — Revenue Recognition” elsewhere in this section.

Cost of Revenue

Our cost of software products revenue consists of payroll-related costs of service personnel, third-party hardware and third-party software licenses and the shipping and installation costs to any of our customers. The costs associated with our RTU software licenses are expensed as incurred in operating costs under research and development.

Our cost of maintenance revenue includes salaries, employee benefits, stock-based compensation and other related expenses. Additionally, hardware and third-party software licenses and services are included. Amortization of certain intangible assets related to the Airwide Solutions acquisition is also included.

Gross Profit and Gross Profit Margin

Gross profit is the calculation of total revenue minus total cost of revenue. Our gross profit margin is our gross profit expressed as a percentage of revenue. Our gross profit margin has been and will continue to be affected by a variety of factors, including the mix of customers and types of revenue, cost fluctuations and reduction activities, including technological changes. Additionally, changes in foreign exchange rates may impact gross profit and gross profit margin.

Operating Expenses

Operating expenses consist of research and development, sales and marketing, and general and administrative expenses. Salaries and personnel costs are the most significant component of each of these expense categories.

Research and Development Expenses. Research and development expenses primarily consist of salaries and personnel costs for research and development employees, including stock-based compensation and bonuses. Additional expenses include costs related to development, quality assurance and testing of new software and enhancement of existing software, consulting, travel and other related overhead such as facility costs.

Additionally, we supplement our own research and development resources with third-party international and domestic subcontractors for software development, documentation, quality assurance and software support. We believe continuing to invest in research and development efforts is essential to maintaining our competitive position. We expect research and development expenses to increase in the foreseeable future as we continue to broaden our product portfolio.

Sales and Marketing Expenses. Sales and marketing expenses consist primarily of salaries and personnel costs for our sales and marketing employees, including stock-based compensation, commissions and bonuses. Additional expenses include attendance at trade shows, marketing programs, consulting, travel and other related overhead. We expect our sales and marketing expenses to increase in the foreseeable future as we further increase the number of our sales and marketing professionals as we continue our geographic expansion and continue to grow our business.

General and Administrative Expenses. General and administrative expenses primarily consist of salary and personnel costs for administration, finance and accounting, legal, information systems and human resources employees, including stock-based compensation and bonuses. Additional expenses include consulting and professional fees, travel, insurance and other corporate expenses and gain or loss on disposal of assets. Expenses related to the acquisition of Airwide Solutions, including the amortization of intangible assets relating to customer relationships and technology, are included.

Operating Results

Operating results are the result of subtracting our total operating expenses from our gross profits. We use operating results to analyze the profitability of our operations without the effects of non-operating income and expenses.

Stock-Based Compensation

We include stock-based compensation as part of cost of revenue and operating expenses in connection with the grant or modification of stock options and other equity awards to our independent directors, employees and consultants. We apply the fair value method in accordance with authoritative guidance for determining the cost of stock-based compensation. The total cost of the grant or modification is measured based on the estimated fair value of the award at the date of grant. The fair value is then recognized as stock-based compensation expense over the vesting period of the award. We recorded stock-based compensation expense of $0.1 million and $0.1 million for the years ended December 31, 2010 and 2011, respectively, and $0.1 million and $0.2 million for the nine months ended September 30, 2011 and 2012, respectively.

At December 31, 2011, there was $0.6 million of total unrecognized cost related to stock options granted under our amended and restated 2005 Stock Plan, which cost is expected to be recognized over a weighted average period of 3.4 years. At September 30, 2012, there was $1.0 million of total unrecognized cost related to stock options granted under our amended and restated 2005 Stock Plan, which cost is expected to be recognized over a weighted average period of 3.2 years.

Net Interest Expense

Net interest expense consists of the difference between interest income and interest expense. Interest income represents interest received on our cash and cash equivalents and restricted cash. Interest expense is due to commercial loans to the corporation. See “Liquidity and Capital Resources” elsewhere in this section.

Income Tax Expense

Income tax expense consists of U.S. federal, state and non-U.S. income taxes. As of September 30, 2012, we had gross U.S. net operating loss carryforwards of $77.5 million ($28.8 million tax-affected), which are scheduled to begin expiring in 2024. We acquired $5.6 million (tax-affected) of these net operating loss carryforwards in 2011 as a result of the acquisition of Airwide Solutions’s U.S. operations. We have not accrued a provision for income taxes on undistributed earnings of $9.0 million of certain non-U.S. subsidiaries, as of September 30, 2012 since such earnings are likely to be reinvested indefinitely. If the earnings were distributed, we would be subject to U.S. federal income and withholding taxes. Determination of an unrecognized deferred income tax liability with respect to such earnings is not practicable.

Results of Operations — Summary

	Year Ended December 31,		Nine Months Ended September 30,
	2010	2011	2011	2012
	(in thousands)
Revenue
Software Products	$7,009	$38,264	$18,868	$41,181
Maintenance	1,242	11,240	6,499	15,876

Total Revenue	8,251	49,504	25,367	57,057
Gross Profit	2,758	18,263	9,332	33,458
Gross Profit Margin	33.4%	36.9%	36.8%	58.6%
Operating Expenses
Research and Development	6,097	14,513	10,420	18,215
Sales and Marketing	3,813	12,332	6,824	12,325
General and Administrative	3,003	11,785	6,838	11,669

	12,913	38,630	24,082	42,209

Operating Loss	(10,155)	(20,367)	(14,750)	(8,751)
Net Interest Expense	108	61	32	63

Loss before Income Tax Expense	(10,263)	(20,428)	(14,782)	(8,814)

Income Tax Expense	131	1,330	932	254

Net Loss	$(10,394)	$(21,758)	$(15,714)	$(9,068)

Comparison For the Years Ended December 31, 2010 and 2011

Revenue

	Year Ended December 31,				Change Between Years Ended December 31, 2010 and 2011
	2010		2011
	Amount	% of Total Revenue	Amount	% of Total Revenue	Amount	%
	(in thousands)
Revenue by Type:
Software Products	$7,009	85%	$38,264	77%	$31,255	446%
Maintenance	1,242	15%	11,240	23%	9,998	805%

Total Revenue	$8,251	100%	$49,504	100%	$41,253	500%
Revenue by Geographic Area:
Americas	$8,142	99%	$26,820	54%	$18,678	229%
Europe, Middle East and Africa	—	—	13,665	28%	13,665	N/A
Asia-Pacific	109	1%	9,019	18%	8,910	8,174%

Total Revenue	$8,251	100%	$49,504	100%	$41,253	500%
Revenue by Product Groups:
Enhanced Messaging	$4,652	56%	$32,674	66%	$28,022	602%
Voice & Video	3,599	44%	16,830	34%	13,231	368%

Total Revenue	$8,251	100%	$49,504	100%	$41,253	500%

We completed the acquisition of Airwide Solutions on May 27, 2011. The impact of the acquisition is not included in the financial results before that date.

Our revenue increased 500% from $8.3 million in 2010 to $49.5 million in 2011. Excluding revenue attributable to Airwide Solutions, revenue increased 227% from $8.3 million in 2010 to $27.1 million in 2011. Revenues increased primarily due to increased sales of our core Mavenir mOne® products to existing customers who initiated product expansions as well as new customer sales. Software products revenue grew by 446% or $31.3 million, reflecting the sales impact of the Airwide Solutions acquisition, as well as new customers and expansions of existing customers of the mOne® Convergence Platform. Maintenance revenue grew by 805%, or $10.0 million, primarily due to a larger installed base of customer deployments supported in the acquired Airwide Solutions business, compared to the relatively smaller installed base of customer deployments of the mOne® Convergence Platform.

Revenues in each geographic area also increased in 2011 from 2010 as our customer base grew. Revenues increased significantly across all geographic areas as we won new business from Voice and Video as well as Enhanced Messaging products. Total revenue from the Americas region grew by $18.7 million, or 229%, from $8.1 million in 2010 to $26.8 million in 2011. Excluding those sales attributable to the Airwide Solutions business, sales in the Americas region grew by $14.9 million, or 184%, from $8.1 million in 2010 to $23.0 million in 2011. We expanded operations into the Europe, Middle East and Africa (EMEA) region, with revenues in that region growing from zero in 2010 to $13.7 million in 2011. Excluding revenues from the Airwide Solutions business, revenues in the EMEA region grew from zero in 2010 to $2.4 million in 2011. Revenues in the Asia-Pacific region increased by $8.9 million, or 8,174%, from $0.1 million in 2010 to $9.0 million in 2011. Excluding sales from the Airwide Solutions business, sales in the Asia-Pacific region grew 1,700%, from $0.1 million in 2010 to $1.8 million in 2011.

Revenues from sales of Enhanced Messaging products grew by $28.0 million, or 602%, as the existing customer base increased subscriber levels and we obtained new customers as well. Excluding the impact from the acquired Airwide Solutions business, Enhanced Messaging revenues increased by 183% from $4.7 million in

2010 to $13.3 million in 2011. Revenue from the Voice and Video product group grew by $13.2 million, or 368%, from $3.6 million in 2010 to $16.8 million in 2011. Excluding revenues attributable to the acquired Airwide Solutions business, Voice and Video revenues increased by $10.2 million, or 283%, growing from $3.6 million in 2010 to $13.8 million in 2011.

Cost of Revenue and Gross Profit

	Year Ended December 31,				Change Between Years Ended December 31, 2010 and 2011
	2010		2011
	Amount	% of Related Revenue	Amount	% of Related Revenue	Amount	%
	(in thousands)
Cost of Revenue
Software Products	$4,927	70%	$26,657	70%	$21,730	441%
Maintenance	566	46%	4,584	41%	4,018	710%

Total	$5,493	67%	$31,241	63%	$25,748	469%
Gross Profit
Software Products	$2,082	30%	$11,607	30%	$9,525	457%
Maintenance	676	54%	6,656	59%	5,980	885%

Total	$2,758	33%	$18,263	37%	$15,505	562%

Cost of revenue increased 469% from $5.5 million in 2010 to $31.2 million in 2011, which was primarily attributable to growth in revenue and additional costs incurred as a result of the acquisition of Airwide Solutions. Excluding costs of revenue attributable to the acquisition of Airwide Solutions, cost of revenue increased 162% from $4.7 million in 2010 to $12.3 million in 2011, driven primarily by increased success in sales during that period.

Total gross profit increased $15.5 million, or 562%, from $2.8 million in 2010 to $18.3 million in 2011. As a result of total gross profit increases and actions taken to improve gross margins, gross profit margin expanded from 33% in 2010 to 37% in 2011. The improvement in gross profit margin was primarily driven by operational efficiencies as well as lower costs from vendors.

Operating Expenses

	Year Ended December 31,				Change Between Years Ended December 31, 2010 and 2011
	2010		2011
	Amount	% of Revenue	Amount	% of Revenue	Amount	%
	(in thousands)
Research and Development	$6,097	74%	$14,513	29%	$8,416	138%
Sales and Marketing	3,813	46%	12,332	25%	8,519	223%
General and Administrative	3,003	36%	11,785	24%	8,782	292%

Total	$12,913	157%	$38,630	78%	$25,717	199%

Operating expenses increased 199% from $12.9 million in 2010 to $38.6 million in 2011, in line with expectations and in order to support rising revenue growth. Research and development expenses increased by $8.4 million, or 138%, from $6.1 million in 2010 to $14.5 million in 2011 as we increased research and development headcount to enhance existing products and develop future product capability and new customer solutions. Sales and marketing expenses increased by $8.5 million, or 223%, from $3.8 million in 2010 to $12.3 million in 2011, as we hired additional sales executives to further enhance direct selling opportunities and to increase regional resources to more effectively engage customers and prospective customers outside of the Americas region. General and administrative expenses increased by $8.8 million, or 292%, from $3.0 million in 2010 to $11.8 million in 2011 as we expanded headcount to support current and future sales growth and implement increased controls.

Operating Loss

Our operating loss increased by $10.2 million, or 101%, from $(10.2) million in 2010 to $(20.4) million in 2011, which was primarily the result of the $15.5 million increase in gross profit being more than offset by the $25.7 million increase in total operating expenses described above.

Net Interest Expense

	Year Ended December 31,				Change Between Years Ended December 31, 2010 and 2011
	2010		2011
	Amount	% of Revenue	Amount	% of Revenue	Amount	%
	(in thousands)
Interest Income	$(4)	—	$(246)	—	$(242)	6,050%
Interest Expense	112	1%	307	1%	195	174%

Total Net Interest Expense	$108	1%	$61	—	$(47)	(44)%

Net interest expense improved by 44% from $0.1 million in 2010 to $0.06 million in 2011, primarily due to higher interest income as a result of higher cash balances, partially offset by higher interest expense associated with a higher average balance outstanding on bank lines in 2011 compared to 2010.

Income Tax Expense

Income tax expense increased from $0.1 million in 2010 to $1.3 million in 2011. The increase in income tax expense relates primarily to our non-U.S. subsidiaries that were acquired on May 27, 2011 as part of the Airwide Solutions acquisition that had net taxable income in seven jurisdictions.

Net Loss

Our net loss in 2010 was $(10.4) million as compared to $(21.8) million in 2011, a difference of 109%. The change was primarily due to higher operating expenses in 2011, which outpaced gross profit expansion.

Comparison For the Nine Months Ended September 30, 2011 and 2012

Revenue

	Nine Months Ended September 30,				Change Between Nine Months Ended September 30, 2011 and 2012
	2011		2012		Amount	%
	Amount	% of Total Revenue	Amount	% of Total Revenue
	(in thousands)
Revenue by type:
Software Products	$18,868	74%	$41,181	72%	$22,313	118%
Maintenance	6,499	26%	15,876	28%	9,377	144%

Total Revenue	$25,367	100%	$57,057	100%	$31,690	125%
Revenue by Geographic Area:
Americas	$12,644	50%	$28,952	51%	$16,308	129%
Europe, Middle East and Africa	6,783	27%	16,661	29%	9,878	146%
Asia-Pacific	5,940	23%	11,444	20%	5,504	93%

Total Revenue	$25,367	100%	$57,057	100%	$31,690	125%
Revenue by Product Group
Enhanced Messaging	$16,749	66%	$38,786	68%	$22,037	132%
Voice & Video	8,618	34%	18,271	32%	9,653	112%

Total Revenue	$25,367	100%	$57,057	100%	$31,690	125%

We completed the acquisition of Airwide Solutions on May 27, 2011. The impact of the acquisition is not included in the financial results before that date.

Revenue increased $31.7 million, or 125%, from $25.4 million for the nine months ended September 30, 2011 to $57.1 million for the nine months ended September 30, 2012. Both software products and maintenance revenues grew strongly at 118% and 144%, respectively, for the nine months ended September 30, 2012 compared to the nine months ended September 30, 2011. This increase was driven by the acquisition of Airwide Solutions, expansions from existing customers and deployments with new customers for software products, and a greater installed customer base which resulted in increased maintenance revenue.

Revenues in each of our geographic areas expanded from the nine months ended September 30, 2011 to the nine months ended September 30, 2012 due to the acquisition of Airwide Solutions, customer expansion projects and growth in our customer base. Total revenue from the Americas region grew by $16.3 million, or 129%, from $12.6 million for the nine months ended September 30, 2011 to $29.0 million for the nine months ended September 30, 2012. Revenues in the EMEA region increased $9.9 million, or 146%, from $6.8 million for the nine months ended September 30, 2011 to $16.7 million for the nine months ended September 30, 2012. Revenues in the Asia-Pacific region increased $5.5 million, or 93%, from $5.9 million for the nine months ended September 30, 2011 to $11.4 million for the nine months ended September 30, 2012.

Revenues from Enhanced Messaging products grew by $22.0 million, or 132%, from $16.7 million for the nine months ended September 30, 2011 to $38.8 million for the nine months ended September 30, 2012, as we acquired Airwide Solutions, existing customers increased subscriber levels and we gained new customers. Revenue from the Voice and Video product group grew by $9.7 million, or 112%, from $8.6 million for the nine months ended September 30, 2011 to $18.3 million for the nine months ended September 30, 2012. We have experienced revenue growth in each product group by expanding existing customer relationships through successful product launches, leading to additional sales opportunities for our next-generation solutions.

Cost of Revenue and Gross Profit

	Nine Months Ended September 30,				Change Between Nine Months Ended September 30, 2011 and 2012
	2011		2012		Amount	%
	Amount	% of Related Revenue	Amount	% of Related Revenue
	(in thousands)
Cost of Revenue
Software Products	$12,581	67%	$17,855	43%	$5,274	42%
Maintenance	3,454	53%	5,744	36%	2,290	66%

Total	$16,035	63%	$23,599	41%	7,564	47%
Gross Profit
Software Products	$6,287	33%	$23,326	57%	$17,039	271%
Maintenance	3,045	47%	10,132	64%	7,087	233%

Total	$9,332	37%	$33,458	59%	$24,126	259%

Our cost of revenue increased 47% from $16.0 million for the nine months ended September 30, 2011 to $23.6 million for the nine months ended September 30, 2012, which was attributable to a combination of additional costs incurred through Airwide Solutions as well as cost, associated with increased sales volume through all product groups and geographic regions.

Total gross profit increased $24.1 million, or 259%, from $9.3 million for the nine months ended September 30, 2011 to $33.5 million for the nine months ended September 30, 2012. Gross profit margin increased from 37% for the nine months ended September 30, 2011 to 59% for the nine months ended September 30, 2012. Gross profit margin improved by 22 percentage points for the nine months ended September 30, 2012 compared to the nine months ended September 30, 2011 primarily due to higher software content in expansions of customer deployments coupled with operational efficiencies and lower costs from vendors.

Operating Expenses

	Nine Months Ended September 30,				Change Between Nine Months Ended September 30, 2011 and 2012
	2011		2012		Amount	%
	Amount	% of Revenue	Amount	% of Revenue
	(in thousands)
Research and Development	$10,420	41%	$18,215	32%	$7,795	75%
Sales and Marketing	6,824	27%	12,325	22%	5,501	81%
General and Administrative	6,838	27%	11,669	20%	4,830	71%

Total	$24,082	95%	$42,209	74%	$18,126	75%

Operating expenses increased by $18.1 million, or 75%, from $24.1 million for the nine months ended September 30, 2011 to $42.2 million for the nine months ended September 30, 2012 as sales growth drove direct and operational expenses higher. Research and development expenses increased by $7.8 million, or 75%, from $10.4 million for the nine months ended September 30, 2011 to $18.2 million for the nine months ended September 30, 2012 as we increased research and development headcount to enhance existing products and develop future product capability and new customer solutions. Sales and marketing expenses increased by $5.5 million, or 81%, from $6.8 million for the nine months ended September 30, 2011 to $12.3 million for the nine months ended September 30, 2012, as we hired additional sales executives to further enhance direct selling opportunities and to support sales growth into additional geographic areas. General and administrative expenses increased by $4.8 million, or 71%, from $6.8 million for the nine months ended September 30, 2011 to $11.7 million for the nine months ended September 30, 2012 as we expanded headcount to support current and future sales growth and implement increased controls.

Operating Loss

We incurred operating losses of $(14.8) million and $(8.8) million for the nine months ended September 30, 2011 and 2012 respectively. Our operating loss decreased by $6.0 million for the nine months ended September 30, 2012, which was primarily the result of a $24.1 million increase in gross profit being only partially offset by the $18.1 million increase in total operating expenses described above.

Net Interest Expense

	Nine Months Ended September 30,				Change Between Nine Months Ended September 30, 2011 and 2012
	2011		2012		Amount	%
	Amount	% of Revenue	Amount	% of Revenue
	(in thousands)
Interest Income	$(146)	(1)%	$(9)	—	$137	(94)%
Interest Expense	178	1%	72	—	(106)	(60)%

Total Net Interest Expense	$32	1%	$63	—	$31	97%

Net interest expense increased by $0.03 million, or 97%, from $0.03 million for the nine months ended September 30, 2011 to $0.06 million for the nine months ended September 30, 2012. The change was primarily attributable to lower cash balances generating lower interest income, partially offset by lower interest expense.

Income Tax Expense

Income tax expense was $0.9 million and $0.3 million for the nine months ended September 30, 2011 and 2012, respectively. The income tax expenses relates primarily to non-U.S. taxes.

Net Loss

The net loss of $(15.7) million for the nine months ended September 30, 2011 improved by $6.6 million, or 42%, to $(9.1) million net loss in the corresponding period in 2012. This was primarily due to expanding gross margins from higher software expansions that generated stronger gross profits, partially offset by an increase in operating expenses.

Critical Accounting Policies and Significant Judgments and Estimates

Our management’s discussion and analysis of our financial condition and results of operations is based on our consolidated financial statements, which have been prepared in accordance with generally accepted accounting principles in the United States (U.S. GAAP). The preparation of these consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reported period. In accordance with U.S. GAAP, we base our estimates on historical experience and on various other assumptions that we believe are reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions.

While our significant accounting policies are more fully described in Note 1 to our consolidated financial statements appearing elsewhere in this prospectus, we believe the following accounting policies are critical to the process of making significant judgments and estimates in the preparation of our consolidated financial statements.

Revenue Recognition

We recognize revenue when persuasive evidence of an arrangement exists, delivery has occurred, the sale price is fixed or determinable and collectability is reasonably assured. We recognize revenue in accordance with either the provisions of Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 985-605, Software Revenue Recognition, as amended, or with ASC 605-025 Multiple Element Arrangements (MEAs), with consideration to ASC 605-035 Construction-Type and Production-Type Contracts.

We first determine whether our products consist of tangible products that contain “essential” software elements and as such, are excluded from the software revenue recognition method of accounting.

Our products and services are sold through distribution partners and directly through our sales force. We typically do not offer contractual rights of return, stock balancing or price protection to our distribution partners, however, our Reseller OEM Agreement with Cisco Systems does provide for certain price protection, as described in more detail in “Certain Relationships and Related Person Transactions — Reseller Agreement with Cisco Systems”. Actual product returns from them have been insignificant to date. As a result, we do not currently maintain allowances for product returns and related services.

Judgment is required in the determination of company-specific objective evidence of fair value, which may impact the timing and amount of revenue recognized depending on whether company-specific objective evidence of fair value can be demonstrated for the undelivered elements of a software arrangement and the approaches used to demonstrate company-specific objective evidence of fair value.

The percentage-of-completion method requires us to make estimates about total revenue, total cost to complete the project and the stage of completion. The assumptions, estimates and uncertainties inherent in determining the stage of completion affect the timing and amounts of revenue recognized and expenses reported. If we do not have a sufficient basis to measure the progress of completion or to estimate the total contract revenue and costs, revenue recognition is limited to the amount of contract costs incurred. The determination of whether a sufficient basis to measure the progress of completion exists is judgmental. Changes in estimates of progress towards completion and of contract revenue and contract costs are accounted for as cumulative catch-up adjustments to the reported revenue for the applicable contract.

Software Related Revenue Recognition

Certain of our software products are delivered under contracts, which generally require significant integration within a customer’s production and business system environment. As our agreements generally require significant production, modification or customization of the software, we account for these agreements under the percentage-of-completion method on the basis of hours incurred to date compared to total hours expected under the contract. Therefore, management must also make key judgments in areas such as the percentage-of-completion, estimates of project revenue, costs and margin, estimates of total and remaining project hours and liquidated damages assessments. Changes in job performance, job conditions, estimated profitability, final contract settlements and resolution of claims may result in a revision to job costs and income amount that are different than amounts originally estimated. At the time a loss on a contract is known, the entire amount of the estimated loss is accrued.

In certain situations, we sell software that does not require significant modification of services considered essential to the software’s functionality. Such software, generally consisting of capacity license upgrades, is recognized upon delivery if the other revenue recognition criteria are met.

For multiple element software arrangements (MESs), each element of the arrangement is analyzed and allocated a portion of the total arrangement fee to the elements based on the fair value of the element using vendor-specific objective evidence (VSOE) of fair value, regardless of any separate prices stated within the contract for each element. Fair value is considered the price a customer would be required to pay if the element were sold separately based on our historical experience of stand-alone sales of these elements to third parties. For post contract support such as maintenance (PCS), we use renewal rates for continued support arrangements to determine fair value. For software services, we use the fair value we charge our customers when those services are sold separately. We monitor our transactions at least annually to ensure we maintain and periodically revise VSOE to reflect fair value.

Tangible Product Containing Essential Software

Certain of our software products are delivered under contracts, which generally require hardware, in which we customize and then install software and integrate within a customer’s production and business system environment. The first deliverable is the hardware and software essential to the functionality of the hardware device delivered at the time of sale and the second deliverable is the PCS. Recognition of substantially all of the hardware and software revenue elements upon delivery and customer acceptance, with PCS recognized ratably over the service period of generally twelve months. Revenue from arrangements for the sale of tangible products containing both software and non-software components that function together to deliver the product’s essential functionality requires allocation of the arrangement consideration to the separate deliverables using the relative selling price method (RSP) of each unit of accounting based first on VSOE if it exists, second on third-party evidence (TPE) if it exists, and on estimated selling price (ESP) if neither VSOE nor TPE exist.

The related costs associated with the delivered product which does not yet meet the criteria to be recognized as revenue is deferred. The cost of such products is charged to cost of revenue on a proportionate basis similar to the manner in which the related revenue is recognized. Deferred cost represents the cost of direct and incremental items purchased for contracts not yet delivered to customers. Costs of revenue principally consist of the costs of third-party hardware, payroll-related costs for service personnel and third-party licenses.

In cases where final acceptance has occurred but we have not as yet invoiced the customer, we have accounted for the amount to be invoiced as unbilled revenue. Customers are billed in accordance with specific contract terms, which may differ from the rate at which revenue is earned. Amounts received from customers pursuant to the terms specified in contracts, but for which revenue has not yet been recognized, are recorded as deferred revenue.

Our process for determining ESPs involves management’s judgment and considers multiple factors that may vary over time depending upon the unique facts and circumstances related to each deliverable. If the facts and circumstances underlying the factors considered change, our ESPs and the future rate of related maintenance could change.

Maintenance

Maintenance consists of PCS agreements and our customers generally enter into PCS agreements when they purchase our products. Our PCS agreements range from one to three years and are typically renewable on an annual basis thereafter at the option of the customer. Revenue allocated to PCS is recognized ratably on a straight-line basis over the period the PCS is provided, assuming all other criteria for revenue recognition has been met. All significant costs and expenses associated with PCS are expensed as incurred. For our software products, we have established VSOE of fair value for the PCS. Rates for maintenance, including subsequent renewal rates, are typically established based upon a specific percentage of the products provided, as set forth in the arrangement with the customer. For our tangible products (which all contain essential software), our customers generally enter into PCS arrangements when they purchase these tangible products. Fair value for the maintenance and support obligations for tangible products is based upon the ESP.

Software Development Costs

Software development costs incurred prior to the establishment of technological feasibility are expensed as incurred as research and development expense. Software development costs incurred subsequent to the establishment of technological feasibility, if any, are capitalized until the software is available for general release to customers. For each software release, judgment is required to evaluate when technological feasibility has occurred. Historically, we have determined that technological feasibility has been established at approximately the same time as our general release of such software to customers. Therefore, to date, we have not capitalized any software development costs.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are stated at realizable value, net of an allowance for doubtful accounts that is maintained for estimated losses that would result from the inability of some customers to make payments as they become due. The allowance is based on an analysis of past due amounts and ongoing credit evaluations. Customers are generally evaluated for creditworthiness through a credit review process at the time of each order. Our collection experience has been consistent with our estimates.

Business Combinations

We account for business combinations under the acquisition method of accounting, which requires the assets acquired and liabilities assumed to be recorded at their respective fair values as of the acquisition date in our consolidated financial statements.

Intangible Assets and Goodwill

Our business acquisitions typically result in the creation of goodwill and other intangible asset balances, and these balances affect the amount and timing of future period amortization expense, as well as expense we could possibly incur as a result of an impairment charge. The cost of acquired companies is allocated to identifiable tangible and intangible assets based on estimated fair value, with the excess allocated to goodwill. Accordingly, we have a significant balance of acquisition date intangible assets, including, customer-related intangibles, technology and goodwill. These intangible assets (other than goodwill) are amortized over their estimated useful lives. We currently have no intangible assets with indefinite lives other than goodwill.

We evaluate goodwill for impairment annually as of October 1, or more frequently if impairment indicators arise. We perform a two-step impairment test on goodwill. In the first step, we compare the fair value of each reporting unit to its carrying value. If the fair value of the reporting unit exceeds the carrying value of the net assets assigned to that unit, goodwill is not considered impaired and we are not required to perform further testing. If the carrying value of the net assets assigned to the reporting unit exceeds the fair value of the reporting unit, then we must perform the second step of the impairment test in order to determine the implied fair value of the reporting unit’s goodwill. If the carrying value of a reporting unit’s goodwill exceeds the asset’s implied fair value, then we would record an impairment loss equal to the difference. The fair values calculated in our impairment tests are determined using discounted cash flow models involving several assumptions. These assumptions include, but are not limited to, anticipated operating income growth rates, our long-term anticipated operating income growth rate and the discount rate. Our cash flow forecasts are based on assumptions that are consistent with the plans and estimates we are using to manage the underlying businesses. The assumptions that are used are based upon what we believe a hypothetical marketplace participant would use in estimating fair value. Assets, liabilities and goodwill have been assigned to reporting units based on assets acquired and liabilities assumed as of the date of acquisition. We evaluate the reasonableness of the fair value calculations of our reporting units by comparing the total of the fair value of all of our reporting units to our total market capitalization. We base our fair value estimates on assumptions we believe to be reasonable but that are unpredictable and inherently uncertain. Our annual goodwill impairment analysis, which we performed during the fourth quarter of 2012, did not result in an impairment charge. During 2011 we did not identify any triggering events which would require an update to our annual impairment review.

All intangible assets with definite and indefinite lives are reviewed for impairment annually or whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of other intangible assets is measured by comparison of the carrying amount to estimated undiscounted future cash flows. The assessment of recoverability or of the estimated useful life for amortization purposes will be affected if the timing or the amount of estimated future operating cash flows is not achieved. Such indicators may include, among others: a significant decline in expected future cash flows; a sustained, significant decline in stock price and market capitalization; a significant adverse change in legal factors or in the business climate; unanticipated competition; and reductions in growth rates. In addition, products, capabilities, or technologies developed by others may render our software products obsolete or non-competitive. Any adverse change in these factors could have a significant impact on the recoverability of goodwill or other intangible assets. During 2011 we did not identify any triggering events which would require an update to our annual impairment review of intangible assets.

The weighted estimated useful lives used in computing amortization of intangible assets are as follows:

Technology	72 months
Customer Relationships	72 months
Certification	36 months
Contractual Backlog	7 months

Stock-Based Compensation

Stock-based compensation represents the cost related to stock-based awards granted to employees. We measure stock-based compensation cost at the grant date, based on the estimated fair value of the award and recognize the cost as an expense on a straight-line basis over the employee requisite service period, which is generally the vesting period.

Historically, the amount of stock-based compensation expense we have recognized has not been material to our results of operations. We expect that we will make more stock awards following this offering and the amount of stock-based compensation may increase.

Determination of the fair value of stock-based compensation grants

We estimate the fair value of stock options without market-based performance conditions using the Black-Scholes valuation model using a number of assumptions, including the risk-free interest rate, expected dividend yield, expected term and expected volatility.

The expense is recorded in research and development, sales and marketing or general and administrative in the consolidated statement of operations and comprehensive income, depending on where the compensated employees reside. We record deferred tax assets for awards that result in deductions on our income tax returns, based on the amount of compensation cost recognized and our statutory tax rate in the jurisdiction in which the award will receive a deduction. Differences between the deferred tax assets recognized for financial reporting purposes and the actual tax deductions reported on our income tax returns are recorded as additional paid-in capital (if the tax deduction exceeds the deferred tax asset) or in the consolidated statement of operations and comprehensive loss (if the deferred tax asset exceeds the tax deduction and no additional paid-in capital exists from previous awards).

The following summarizes the assumptions used for estimating the fair value of stock options granted for the periods indicated:

	2010	2011	Through September 30, 2012
Assumptions
Risk-Free Interest Rate	2.8%	2.1%	1.7%
Expected Dividend Yield	0%	0%	0%
Expected Term	6.1 years	6.2 years	6.3 years
Weighted Average Expected Volatility	47%	69%	62%

We have assumed no dividend yield because we do not expect to pay dividends in the near future, which is consistent with our history of not paying dividends. The risk-free interest rate assumption is based upon observed interest rates for constant maturity U.S. Treasury securities consistent with the term of our employee stock options. The expected life of a stock option is derived from the average of the vesting period and the expiration period from the date of issue of the award. Expected volatility is based on the historical volatility of comparable public companies, including public communications software and telecommunications companies.

The following table summarizes by grant date the number of shares of common stock subject to stock options granted by our Board of Directors from January 1, 2010 through the date of this prospectus, as well as associated per share exercise price and the estimated fair value per share of our common stock on the grant date.

Grant Date	Number of Shares Underlying Options Granted	Exercise Price Per Share	Estimated Fair Value Per Share
Jan. 26, 2010 to Apr. 21, 2010	2,911,438	$0.09	$0.09
Oct. 14, 2010 to Apr. 20, 2011	2,181,216	$0.11	$0.11
Dec. 13, 2011 to Jan. 25, 2012	7,086,667	$0.30	$0.30
Sept. 11, 2012	2,511,275	$0.73	$0.73
Oct. 30, 2012	520,750	$0.73	$0.73

Determination of the Fair Value of Common Stock on Grant or Modification Dates

We are a private company with no active public market for our common stock. Therefore, in response to Section 409A of the Internal Revenue Code of 1986, as amended, or the Code, and related regulations issued by the IRS, we have periodically obtained contemporaneous valuations consistent with the American Institute of Certified Public Accountants Practice Aid, “Valuation of Privately-Held Company Equity Securities Issued as Compensation,” or the Practice Aid, prepared by an unrelated third-party valuation firm in order to assist us in determining the fair value of our common stock. More recently, we obtained valuations from third parties that also based analysis on fair value under FASB ASC Topic 718, Compensation–Stock Compensation. In conducting these valuations, each unrelated third-party valuation firm considered all objective and subjective factors that it believed to be relevant in each valuation conducted, including management’s best estimate of our business condition, prospects and operating performance at each valuation date. Our Board has considered these reports when determining the fair value of our common stock and related exercise prices of option awards on the date such awards were granted. These third-party valuations were also used for purposes of determining the Black-Scholes fair value of our stock option awards and related stock-based compensation expense. When determining the fair market value of our common stock, our Board of Directors gives the greatest consideration to the valuation analyses prepared by an unrelated third-party valuation firm as described above; however, other factors considered include the following:

•	the fact that we are a private technology company lacking an active public market for our common stock and preferred stock;

•	our historical operating results;

•	our discounted future cash flows, based on our projected operating results;

•	valuations of comparable public companies;

•	the potential impact on common stock of liquidation preference and participating preference rights of preferred stock for certain valuation scenarios;

•	the relative rights, preferences and privileges of our preferred stock relative to our common stock;

•	our stage of development and business strategy;

•	the likelihood of achieving a liquidity event for shares of our common stock, such as an IPO or sale of our company, given prevailing market conditions; and

•	the state of the IPO market for similarly situated privately-held technology companies.

The additional factors considered when determining changes in fair value during the grant periods described above included the prices paid in transactions in which we sold our securities to existing and new third-party investors. While we sold restricted securities in private transactions, we believe our securities were acquired by active, sophisticated investors with experience in valuing and acquiring illiquid securities of private companies. We believe that the prices paid by our investors in these transactions represented the fair value of the securities sold, based on several factors related to the transactions, including the relatively large size of the transactions, our efforts in approaching multiple institutional investors to determine investment interest, the sophistication of our institutional investors and the fact that these transactions were negotiated at arms-length. The transactions that we considered in assessing the fair value of our shares of common stock were our sales of our redeemable convertible preferred stock to venture capital and other investors in April 2006, March 2007, October 2008, June 2010, and May and July of 2011.

For grants made from January 26, 2010 to April 21, 2010, our Board of Directors considered objective and subjective factors including the most recent contemporaneous valuations of our common stock on May 22, 2009 and December 31, 2009. Additionally, our Board of Directors considered:

•	the successful beta testing of our Enhanced Messaging Solutions, Voice Solutions and IMS Solution;

•	the then-expectation that we would continue to operate at a loss for several years;

•	the conclusion that a liquidity event was unlikely in the short term, given prevailing market conditions;

•	a discount rate applied of approximately 34.6% based on the weighted average cost of capital;

•	a lack of marketability discount determined to be 30.16%; and

•	the per share value of $0.95 at which we sold Series C Redeemable Convertible Preferred Stock in our October 2008 venture capital financing.

For grants made from October 14, 2010 to April 20, 2011, our Board of Directors considered objective and subjective factors including the most recent contemporaneous valuation of our common stock on July 15, 2010. The July 15, 2010 estimated fair value was higher due to an increase in business enterprise value to $43.0 million. Additionally, our Board of Directors considered:

•	the continued growth of our business and revenues;

•	the fact that we continued, and expected to continue, to operate at a loss in the near term;

•	a discount rate applied of approximately 37.5% based on the weighted average cost of capital;

•	a lack of marketability discount determined to be approximately 44%; and

•	the per share value of $1.12 at which we sold Series D Redeemable Convertible Preferred Stock in our June 2010 venture capital financing.

For grants made from December 13, 2011 to January 25, 2012, our Board of Directors considered objective and subjective factors including the most recent contemporaneous valuation of our common stock on June 1, 2011. The June 1, 2011 estimated fair value was higher due to an increase in business enterprise value to $97.0 million. Additionally, our Board of Directors considered:

•	the continued growth of our business and revenues, including the international expansion of our business;

•	the fact that we continued, and expected to continue, to operate at a loss in the near term;

•	prior third-party valuations of our common stock;

•	a discount rate applied of approximately 36.5% based on the weighted average cost of capital;

•	a lack of marketability discount determined to be 29%;

•	the per share value of $1.25 at which we sold Series E Redeemable Convertible Preferred Stock in our May/July 2011 venture capital financing; and

•	the acquisition of Airwide Solutions in May 2011.

For grants made September 11, 2012, our Board of Directors considered objective and subjective factors including the most recent contemporaneous valuation of our common stock on August 24, 2012. The August 24, 2012 estimated fair value was higher due to an increase in business enterprise value to $159.9 million. Additionally, our Board of Directors considered:

•	the continued growth of our business and revenues, including the international expansion of our business;

•	the fact that we continued to operate at a loss;

•	prior third-party valuations of our common stock;

•	a 60% probability of the completion of our initial public offering within a year;

•	a discount rate applied of approximately 30% based on the weighted average cost of capital; and

•	a lack of marketability discount determined to be 15.6%.

For grants made October 30, 2012, our Board of Directors considered objective and subjective factors including the most recent contemporaneous valuation of our common stock on October 12, 2012. Although the contemporaneous third-party valuation of our common stock on October 12, 2012 was lower due to a decrease in business enterprise value to $118.0 million, the Board determined that the October 30, 2012 grants should have an exercise price of $0.73 per share, which was determined to be equal to or greater than the estimated fair value of our common stock. Additionally, our Board of Directors considered:

•	the continued growth of our business and revenues, including the international expansion of our business;

•	the fact that we continued to operate at a loss;

•	prior third-party valuations of our common stock;

•	a 65% probability of the completion of our initial public offering within a year;

•	a discount rate applied of approximately 30% based on the weighted average cost of capital; and

•	a lack of marketability discount determined to be 16.2%.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized and represent the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, as well as operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. We record a valuation allowance when it is more likely than not, that some of our net deferred tax assets will not be realized. In determining the need for valuation allowances, we consider our projected future taxable income and the availability of tax planning strategies. In the case of our net operating loss carryforwards, we have provided full valuation allowances. If, in the future we determine that we will be able to realize more of the related net deferred tax assets, we will make an adjustment to the allowance, which would increase our income in the period that such a determination is made.

As a result of our operations in many non-U.S. countries, our global tax rate is derived from a combination of applicable tax rates in the various jurisdictions in which we operate. We intend to indefinitely reinvest non-U.S. undistributed earnings. We base our estimate of an annual effective tax rate at any given point in time on a calculated mix of the tax rates applicable to our company and to estimates of the amount of income to be derived in any given jurisdiction.

We recognize and measure benefits for uncertain tax positions using a two-step approach. The first step is to evaluate the tax position taken or expected to be taken in a tax return by determining if the weight of available evidence indicates that it is more likely than not that the tax position will be sustained upon audit, including resolution of any related appeals or litigation processes. For tax positions that are more likely than not to be sustained upon audit, the second step is to measure the tax benefit as the largest amount that is more than 50% likely to be realized upon settlement. Significant judgment is required to evaluate uncertain tax positions.

We file our tax returns based on our understanding of the appropriate tax rules and regulations. However, complexities in the tax rules and our operations, as well as positions taken publicly by the taxing authorities, may lead us to conclude that accruals for uncertain tax positions are required. In accordance with GAAP, we maintain accruals for uncertain tax positions until examination of the tax year is completed by the taxing authority, available review periods expire or additional facts and circumstances cause us to change our assessment of the appropriate accrual amount. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. Changes in facts and circumstances could have a material impact on our effective tax rate and results of operations.

Implications of Being an Emerging Growth Company

As an emerging growth company, as defined under the Jumpstart Our Business Startups Act of 2012 (JOBS Act), we will be subject to certain reduced reporting requirements as a public company. For example, until we are no longer an emerging growth company, we will not be required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act and we will be exempt from any rules that may be adopted by the Public Company Accounting Oversight Board requiring mandatory audit firm rotations or a supplement to the independent registered public accounting firm’s report on financial statements. For more information on these and other exemptions available to us as an emerging growth company, see “Risk Factors — Risks Related to Our Common Stock and this Offering — We are an emerging growth company and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our common stock less attractive to investors.”

Although we are eligible under the JOBS Act to delay adoption of new or revised financial accounting standards until they are applicable to private companies, we have elected not to avail ourselves of this exclusion. This election by us is irrevocable.

Internal Controls and Procedures

Prior to the completion of this offering, we were a private entity, with limited accounting personnel to adequately execute our accounting processes and limited other supervisory resources with which to address our internal control over financial reporting. In connection with the audit of the consolidated financial statements of Mavenir Systems, Inc. for the year ended December 31, 2011, management and our independent registered public accounting firm identified a material weakness relating to the failure to record certain entries and adjustments during the year-end closing and consolidation process. As such, we have failed to maintain an effective control environment to ensure that the design and execution of our controls have consistently resulted in effective and timely review of our financial statements and supervision by appropriate individuals.

Under standards established by the Public Company Accounting Oversight Board, a material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected and corrected on a timely basis.

We have begun taking numerous steps and plan to take additional steps to remediate the underlying causes of the material weakness identified and to implement recommendations, primarily through the hiring of additional accounting and finance personnel. The actions that we are taking ultimately will be subject to ongoing review by our senior management and oversight by the audit committee of our Board of Directors. Although we plan to complete this remediation process as quickly as possible, we cannot at this time estimate how long it will take, and our initiatives ultimately may not prove to be successful in remediating the material weakness described above.

Since March 2012, we have added several experienced accounting personnel, both full-time employees and contractors, in response to our identification of gaps in our skills base and expertise of the staff required to meet the financial reporting requirements of a public company. However, our evaluation of internal control over financial reporting is not complete and we expect remediation to continue.

While we have begun the process of evaluating our internal control over financial reporting, we are in the early phases of our review and cannot predict the completion and outcome of our review at this time. During the course of the review, we may identify additional control deficiencies, which represent significant deficiencies and other material weaknesses, in addition to the material weakness previously identified, that require remediation by us. Our remediation efforts may not enable us to remedy or avoid material weaknesses or significant deficiencies in the future.

We are not currently required to comply with the SEC’s rules implementing Section 404 of the Sarbanes Oxley Act of 2002, and are therefore not required to make a formal assessment of the effectiveness of our internal control over financial reporting for that purpose. Upon becoming a public company, we will be required to comply with the SEC’s rules implementing Section 302 of the Sarbanes-Oxley Act of 2002, which will require our management to certify financial and other information in our quarterly and annual reports and provide an annual management report on the effectiveness of our internal control over financial reporting. We will not be required to make our first assessment of our internal control over financial reporting until the year following our first annual report required to be filed with the SEC. To comply with the requirements of being a public company, we will need to implement additional financial and management controls, reporting systems and procedures and hire additional accounting and finance staff.

Further, our independent registered public accounting firm is not yet required to formally attest to the effectiveness of our internal controls over financial reporting, and will not be required to do so for as long as we are an “emerging growth company” pursuant to the provisions of the JOBS Act.

Liquidity and Capital Resources

Resources

We funded our operations from 2005 through September 30, 2012 primarily with approximately $105 million of net proceeds from issuances of preferred stock and, to a lesser extent, borrowings under credit facilities. Cash continues to be used in operations and we expect that our current loan agreement with Silicon Valley Bank and the net proceeds from the issuance of stock pursuant to this offering to provide cash to fund operations for at least the next twelve months.

Cash, Cash Equivalents and Working Capital

The following table presents a summary of our cash and cash equivalents, accounts receivable, working capital and cash flows for the periods indicated.

	As of and For the Year Ended December 31,		As of and For the Nine Months Ended September 30,
	2010	2011	2011	2012
	(in thousands)
Cash and Cash Equivalents	$5,425	$19,466	$18,349	$5,448
Trade Accounts Receivable (Net)	3,346	16,112	17,719	15,069
Working Capital	5,812	15,728	22,554	7,171

Cash Provided by (Used in)
Operations	(5,322)	(8,097)	(13,809)	(13,992)
Investing	(937)	(18,526)	(15,532)	(2,465)
Financing	9,626	40,176	42,793	2,939

Cash and cash equivalents at December 31, 2010 and 2011 as well September 30, 2011 and 2012 were held for working capital purposes and were invested primarily in demand deposit accounts or money market funds. We do not enter into investments for trading or speculative purposes.

Operating Activities

Cash flows from operating activities are an additional measure of our overall business performance, as it enables us to analyze our financial performance without the effects of certain non-cash items such as depreciation, amortization and stock-based compensation expense.

For the nine months ended September 30, 2012, operating activities used $14.0 million in cash, primarily as a result of a net loss of $(9.1) million as well as working capital requirements and other activities of $4.9 million as business activity accelerated.

For the year ended December 31, 2011, operating activities used $8.1 million in cash, primarily as a result of a net loss of $(21.8) million that was partially offset by a $13.7 million reduction in working capital and other activities. The working capital reduction was primarily due to $10.2 million in deferred revenue from high billings in the fourth quarter of 2011 and increases in accounts payable and accrued liabilities from business growth.

For the year ended December 31, 2010, operating activities used $5.3 million in cash as a result of a net loss of $(10.4) million partially offset by a $5.1 million reduction in working capital and other activities. The working capital reduction was mainly due to a $4.1 million reduction in accounts receivable driven from strong collections.

Investing Activities

Our investing activities in 2010, 2011 and the nine months ended September 30, 2012 have consisted primarily of business combinations as well as purchases of equipment, including software.

For the nine months ended September 30, 2012, net cash used for investing activities was $2.5 million, mainly from capital expenditures.

For the year ended December 31, 2011, net cash used in investing activities was $18.5 million consisting primarily of $14.5 million net cash for the acquisition of Airwide Solutions and $4.0 million mainly for capital expenditures.

For the year ended December 31, 2010, net cash used in investment activities was $0.9 million, consisting primarily of capital expenditures.

Financing Activities

Our financing activities in 2010, 2011 and the nine months ended September 30, 2012 have consisted primarily of the issuances of preferred stock and the incurrence and repayment of indebtedness under loan arrangements.

For the nine months ended September 30, 2012, net cash provided by financing activities was $2.9 million, consisting primarily of proceeds from borrowings on debt.

For the year ended December 31, 2011, net cash provided by financing activities was $40.1 million, consisting primarily of $40.0 million raised from the sale of 31,885,207 shares of our Series E preferred stock at a price of $1.2545 per share.

For the year ended December 31, 2010, net cash provided by financing activities was $9.6 million, consisting primarily $13.6 million raised from the sale of 12,100,007 shares of our Series D preferred stock at a price of $1.1219 per share and reduced borrowings under our previous line of credit.

Silicon Valley Bank Loans. On October 18, 2012 we entered into loan agreements with Silicon Valley Bank for loan facilities aggregating $32.5 million. Under the agreements, we have two loans totaling $32.5 million. One loan, the senior loan, is a $22.5 million facility and is secured by substantially all of our assets, including our intellectual property. The senior loan has a three-year term at a floating rate of 1% above the U.S. prime rate, subject to a minimum interest rate of 4.25%. Under the terms of the senior loan agreement, we may draw up to 80% of eligible trade receivables up to $15.0 million, with the remaining $7.5 million generally available for working capital and cash management purposes. A second loan, the subordinated loan, is for a term loan of up to $10.0 million and is also secured by substantially all of our assets, including our intellectual property, but is subordinated to the senior loan. The subordinated loan has a three-year term at a fixed rate of 11%. Both loans require the payment of interest only on the outstanding balance through the term of the loan with all principal payable in October 2015. Both the senior loan and the subordinated loan may be prepaid at any time without penalty.

The loan agreements contain various restrictive covenants that limit our ability to, among other things, incur liens on our assets or incur additional debt, pay dividends, make investments or engage in acquisitions, and that prevent dissolution, liquidation, merger or a sale of our assets without the prior consent of Silicon Valley Bank. The senior loan agreement also requires us to maintain a minimum tangible net worth at all times. As of the date of this prospectus, we were in compliance with this financial covenant and other covenants applicable to us under the loan agreements.

The agreements also contain usual and customary events of default, the occurrence of which may result in all outstanding amounts under the loan agreements becoming due and payable immediately, and they also impose an interest penalty of an additional 5% above the otherwise applicable interest rate at any time when an event of default is continuing.

In connection with these loans, we issued warrants to purchase a total of 900,000 shares of our common stock at an exercise price of $0.73 per share.

Operating and Capital Expenditure Requirements

We believe the net proceeds from this offering, together with the loans from Silicon Valley Bank and cash generated from operations, our cash balances and interest income we earn on these balances, will be sufficient to meet our anticipated cash requirements through at least the next twelve months. In the future, we expect our operating and capital expenditures to increase as we increase headcount, expand our business activities, grow our customer base, implement and enhance our information technology and enterprise resource planning system and operate as a public company. As revenues increase, we expect our accounts receivable balance to increase. Any such increase in accounts receivable may not be completely offset by increases in accounts payable and accrued expenses, which would likely result in greater working capital requirements.

If our available cash balances and net proceeds from this offering are insufficient to satisfy our liquidity requirements, we may seek to sell equity or convertible debt securities or enter into additional credit facilities. The sale of equity and convertible debt securities may result in dilution to our stockholders and those securities may have rights senior to those of our common shares. If we raise additional funds through the issuance of convertible debt securities, these securities could contain covenants that would restrict our operations. We may require additional capital beyond our currently anticipated amounts. Additional capital may not be available on reasonable terms, or at all.

Our estimates of the period of time through which our financial resources will be adequate to support our operations and the costs to support research and development and our sales and marketing activities are forward-looking statements and involve risks and uncertainties and actual results could vary materially and negatively as a result of a number of factors, including the factors discussed in the section “Risk Factors” of this prospectus. We have based our estimates on assumptions that may prove to be wrong and we could utilize our available capital resources sooner than we currently expect.

Our short- and long-term capital requirements will depend on many factors, including the following:

•	our development of new products;

•	market acceptance of our products and our competitive position in the marketplace;

•	our ability to generate cash from operations;

•	our ability to control our costs;

•	the emergence of competing or complementary technological developments;

•	the costs of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights or participating in litigation-related activities; and

•	the acquisition of businesses, products and technologies.

Contractual Obligations

We have contractual obligations for relating to our office lease as well as loans from commercial banks.

The following table discloses aggregate information about our contractual obligations and periods in which payments are due as of December 31, 2011:

	Payments Due By Period
	Total	Less Than 1 Year	1–3 Years	3–5 Years	More than 5 Years
	(in thousands)
Operating Leases	$7,230	$1,985	$3,172	$2,073	—
Loans (Principal)	814	814	—	—	—

Total	$8,044	$2,799	$3,172	$2,073	—

Operating leases relate to our office leases for various locations across the globe. We have several office leases expiring at different times through 2016. Our principal office leases are in Richardson,

Texas, Reading, UK, and Bangalore, India. At September 30, 2012 our loan balance was $3.7 million payable to Comerica Bank. This amount was repaid on October 19, 2012 with the partial proceeds of a loan described above from Silicon Valley Bank.

Off-Balance Sheet Arrangements

As of September 30, 2012, we did not have any off-balance sheet arrangements, as defined in Item 303(a)(4)(ii) of SEC Regulation S-K.

Quantitative and Qualitative Disclosure About Market Risk

We are exposed to market risk related to inflation, changes in interest rates and foreign currency exchange rates. We do not use derivative financial instruments for speculative, hedging or trading purposes, although in the future we may enter into interest rate or exchange rate hedging arrangements to manage the risks described below.

Inflation Risk

We may be exposed to inflation risk in that some of our international operations, particularly in developing countries, may be subject to increased costs as a result of higher inflation. Because we compete with other solutions providers on a global basis, our customers would not expect, and may not be willing, to pay for any cost increases from inflation. Therefore, our future margins could be impacted. Where competitively possible we attempt to offset some of this risk with contracted price adjustments.

Interest Rate Risk

Cash held in our operating business units is generally available for local operations. Most of our cash is retained by our U.S. business. The majority of these funds are in low to zero interest bank accounts. Our borrowings under our senior loan with Silicon Valley Bank are at variable rates based on the U.S. prime rate and, as a result, increases in interest rates would generally result in increased interest expense on outstanding borrowings. A one-percent increase above the minimum floor calculation would increase our interest expense by as much as $0.2 million if the entire facility were drawn throughout the year.

Foreign Currency Exchange Risk

We have significant international operations with subsidiaries and operations in eight countries outside of the U.S. and as such we face exposure to adverse movements in foreign currency exchange rates. While these exposures may change over time as business practices evolve, adverse movements in foreign currency exchange rates may have a material adverse impact on our financial results. Our primary exposures have been related to non-U.S. dollar-denominated net operating income or net operating losses. As a consequence, our results of operations would generally be adversely affected by an increase in the value of the U.S. dollar relative to the currencies of the countries in which we are profitable and a decrease in the value of the U.S. dollar relative to the currencies of the countries in which we are not profitable. However, based on the locations of our international operations and the amount of our operating results denominated in foreign currencies, we would not expect a 10% change in the value of the U.S. dollar from rates as of November 2012 to have a material effect on our financial position or results of operations. If and when our international business grows substantially, relative to our U.S. business, the net exposure is likely to increase as will the impact of foreign exchange rate movements.

The functional currency for each of our non-U.S. subsidiaries is the applicable local currency. Assets and liabilities of a non-U.S. subsidiary are translated to U.S. dollars at period end exchange rates. Income and expense items are translated at the rates of exchange prevailing during the year. The adjustments resulting from translating the financial statements of the non-U.S. subsidiary are reflected in comprehensive income or loss.

Transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency are included in the results of operations as incurred.

We recorded $0.5 million of net translation gains for 2010 and $0.7 million of net translation gains for 2011.

We recorded $1.5 million of net translation gains for the nine months ended September 30, 2011 and $1.1 million of net translation gains for the nine months ended September 30, 2012.

Recent Accounting Pronouncements

In May 2011, the FASB issued ASU 2011-04, Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and International Financial Reporting Standards (IFRS). The new standards do not extend the use of fair value but, rather, provide guidance about how fair value should be applied where it already is required or permitted under IFRS or U.S. GAAP. For U.S. GAAP, most of the changes are clarifications of existing guidance or wording changes to align with IFRS. A public entity is required to apply the ASU prospectively for interim and annual periods beginning after December 15, 2011. The principal impact was expanded disclosure.

In June 2011, the FASB issued amended disclosure requirements for the presentation of comprehensive income. The amended guidance eliminates the option to present components of other comprehensive income (OCI) as part of the statement of changes in equity. Under the amended guidance, all changes in OCI are to be presented either in a single continuous statement of comprehensive income or in two separate but consecutive financial statements. We early adopted these changes in 2011 and applied retrospectively for all periods presented. Such adoption did not have material effect on our financial position or results of operations as it related only to changes in financial statement presentation.

In September 2011 and July 2012, the FASB issued amended guidance that will simplify how entities test goodwill and indefinite-lived intangible assets for impairment. After an assessment of certain qualitative factors, if it is determined to be more likely than not that the fair value of a reporting unit is less than its carrying amount, entities must perform the quantitative analysis of the impairment test. Otherwise, the quantitative test becomes optional. The guidance is effective after September 15, 2012, with early adoption permitted. We elected to adopt this guidance for the 2011 impairment test performed in the fourth quarter. The impairment testing did not result in any impact to our financial results.

OUR BUSINESS

Overview

We are a leading provider of software-based networking solutions that enable mobile service providers to deliver high-quality internet protocol (IP)-based voice, video, rich communications and enhanced messaging services to their subscribers globally. Our mOne® Convergence Platform has enabled leading mobile service providers to introduce the industry’s first live network deployment of Voice-Over-LTE (VoLTE) and the industry’s first live deployment of next-generation Rich Communication Suite 5.0. Our solutions deliver next-generation services such as Rich Communication Suite (RCS), VoLTE and Voice over Wi-Fi (VoWi-Fi) over existing 2G and 3G networks and next-generation 4G networks. We enable mobile service providers to offer services that generate increased revenue and improve subscriber satisfaction and retention, while allowing them to improve time-to-market of new services and reduce network costs.

The capabilities of smartphones and tablets have caused consumers to shift their communication preferences from traditional voice service to a combination of voice, video and messaging services. Additionally, many consumers are using their mobile devices to browse the internet, run software applications, access cloud-based services and consume, create and share rich multimedia and user-generated content. These trends have placed substantial capacity constraints on the existing networks of mobile service providers. According to the February 2012 Cisco Visual Networking Index report, the average smartphone and tablet generate 35 and 120 times more data traffic, respectively, than the average basic-feature cell phone. As a result, mobile data traffic is projected to continue to increase exponentially, driven by the rapid adoption of smartphones and tablets and the demand for enhanced and high-bandwidth mobile services such as video. In order to alleviate the resulting spectrum and network capacity challenges, mobile service providers are making significant investments to transition their networks to the 4G Long Term Evolution (4G-LTE) standard, as that standard enables higher data speeds and allows more efficient use of the frequency spectrum. In a September 2012 report, Gartner estimates that annual spending on LTE mobile infrastructure will grow from $5.0 billion in 2012 to $23.8 billion by 2016, representing a compound annual growth rate (CAGR) of 48%. (Source: Gartner, Forecast: Carrier Network Infrastructure, Worldwide, 2009–2016 3Q12 Update, September 2012)

Because our solutions are interoperable across network generations, we enable mobile service providers to leverage their existing investments in 2G and 3G networks while offering a seamless, cost-effective migration path to 4G networks. We provide our solutions to over 120 mobile networks globally, including three of the top five mobile service providers in the United States and four of the top five in Western Europe, as measured by number of subscribers as of September 2012. Our end customers include AT&T, MetroPCS, T-Mobile USA and Vodafone. Our customers include the first mobile service providers to deploy VoLTE and RCS 5.0 services to their subscribers, which services were deployed utilizing our technology. Our solutions can be deployed on-premise within the mobile service provider’s network or hosted in a mobile cloud environment. Our solutions enable mobile service providers to generate additional revenues by providing their subscribers with rich communications and cloud-based services, including:

•	high quality, integrated communication services, including voice calling, video calling and messaging;

•	a rich communications experience, with integrated one-to-one and group voice chat, video chat, messaging and sharing of content such as videos, images, links or locations;

•	a single identity across multiple devices and services, based on a subscriber’s mobile phone number, that allows seamless delivery of mobile services and applications globally;

•	interworking with legacy short message service (SMS), multimedia messaging service (MMS) and social networks; and

•	cloud-based delivery of next generation mobile communications, including voice, video, enhanced messaging and storage of mobile subscriber content and media.

We commenced operations in 2005 and began product sales in 2007. Our pro forma 2011 revenue, which assumes a full-year contribution from Airwide Solutions, a business we acquired in May 2011, was $66.8 million. For the year ended December 31, 2011, our reported revenue was $49.5 million, compared with $8.3 million for the year ended December 31, 2010. For the nine months ended September 30, 2012 and 2011, our revenue was $57.1 million and $25.4 million, respectively, representing 125% year-over-year growth. In addition, our operating loss was $(20.4) million and $(10.2) million for the years ended December 31, 2011 and 2010, respectively, and was $(8.8) million and $(14.8) million for the nine months ended September 30, 2012 and 2011, respectively. We are headquartered in Richardson, Texas and had approximately 570 full-time employees worldwide as of September 30, 2012.

Industry Background

The market for mobile communications services is evolving rapidly, characterized by the following trends:

Proliferation of Smartphones and Tablets. Global adoption of smartphones and tablets is in its early stages, and future growth is expected to accelerate as mobile subscribers increasingly rely on these powerful devices. A September 2012 IDC report estimates that there were 494 million smartphones shipped globally in 2011, and forecasts that number to increase to 1.3 billion in 2016, representing a CAGR of 21%. Furthermore, a June 2012 IDC report estimates that there were 19 million tablets in use globally in 2010, and forecasts that number to increase to 200 million in 2015, representing a CAGR of 59%. Despite the rapid increase in the number of smartphones being shipped, a June 2012 Ericsson publication estimated that smartphones accounted for only 12% of total global mobile subscriptions, highlighting the potential for growth in smartphone usage.

Increased Use of Mobile Applications, Mobile Media and Cloud-Based Services. Powerful smartphones and tablets are rapidly replacing desktop computers and laptops as the primary computing platform used for browsing the internet, running software applications, accessing cloud-based services, and consuming media content such as streaming video and internet radio. A May 2012 IDC report estimates that the number of mobile application downloads will grow from 30.1 billion in 2011 to 164.7 billion in 2015, representing a CAGR of 53%. Many consumers are increasingly creating, sharing and accessing user-generated content, such as photos and videos, on their mobile devices through online services such as Facebook and YouTube. In addition, cloud-based storage is growing significantly as consumers purchase content from media services, such as Amazon, Apple and Google, and utilize online storage services to access their purchased content from multiple mobile device types. Furthermore, mobile subscribers are increasingly seeking more rich media services, such as video chat, to enhance the communications experience on their mobile devices. These trends in consumer behavior related to mobile device usage are driving a substantial increase in the amount of mobile data traffic. A February 2012 Cisco report projects that monthly global mobile data traffic will increase 18 times between 2011 and 2016, representing a CAGR of 78%.

Mobile Service Provider Challenges

Proliferation of smartphones and tablets as well as increased use of mobile applications and cloud-based services by subscribers present the following challenges for mobile service providers:

Strain on Existing Network Resources. Faced with increased subscriber demand for bandwidth-consuming mobile applications and cloud-based services, mobile service providers are facing spectrum and capacity constraints. During times of peak usage, mobile service providers are often unable to deliver the expected level of service subscribers demand, which results in subscriber dissatisfaction and increased subscriber turnover.

Competition from Over-The-Top / Web Services. Over-The-Top (OTT) services, such as Skype, Apple Facetime, Facebook Chat and Blackberry Messenger, allow consumers to engage in rich communications experiences in a simple, easy-to-use interface. These OTT services provide free and feature-rich alternatives that compete with traditional voice and SMS services offered by mobile service providers. A February 2012 Ovum study estimated that the use of over-the-top services led to a loss of $13.9 billion in revenues for mobile service providers in 2011.

Need to Offer Subscribers Enhanced Services. As mobile voice service access has become commoditized, and average voice revenue per subscriber has decreased, mobile service providers are seeking to offer their subscribers new, differentiated services that increase revenue per subscriber, enhance customer satisfaction and reduce churn. According to Infonetics, over the last five years, the voice average revenue per user (ARPU) in North America has declined 14% annually, while the data ARPU has increased nearly 22%. The result has been an overall decline in overall subscriber ARPU of 4% annually. To make up for the declining voice and text revenue, and to optimize the transition to data revenue, mobile service providers need to offer new services to provide enhanced communication experiences, including a converged communication experience across multiple mobile devices, to their subscribers, capitalizing on their inherent ability to provide a unique and unified communications experience.

Migration Path to 4G. As mobile service providers migrate to 4G, they will look to minimize capital expenditures and operational costs, while maximizing subscriber usage of their network. Mobile service providers are seeking a common solution platform that can address existing 2G and 3G network requirements without requiring additional investments and that can also be utilized for next-generation 4G network introductions. We believe that mobile service providers want to avoid a complete replacement of their network elements but, at the same time, do not want to invest in disparate systems to support existing and 4G networks. With the growth and adoption of 4G-LTE, competition among mobile service providers will continue to intensify as subscribers seek an increasing number of high quality services.

Benefits of 4G

The next generation of mobile technology, broadly defined as 4G, includes Long Term Evolution (LTE), Worldwide Interoperability Microwave Access (WiMAX) and Evolved High Speed Packet Access (HSPA+) and can be extended to include Wi-Fi. 4G has been developed to handle mobile data more efficiently and allows for faster, more reliable and more secure mobile service with less latency than existing 2G and 3G networks. The faster data transfer capabilities of 4G networks enable mobile subscribers to use a wide variety of bandwidth-intensive software applications and cloud-based services with a rich mobile computing experience.

In addition to the benefits for mobile subscribers, 4G technology is an inherently more efficient and cost-effective network infrastructure for mobile service providers. 4G uses wireless spectrum more efficiently than existing 2G and 3G technology, creating more available bandwidth to carry data traffic and enabling mobile service providers to offer higher speed and higher-density services to their subscribers with lower ongoing operating costs. In addition, 4G is based on an all-IP architecture that enables mobile service providers to offer a wide range of internet-enabled applications and services across mobile networks. Over 4G networks, mobile service providers can deliver a subscriber experience that is comparable to fixed broadband networks and can offer differentiated rich communications services to their subscribers.

Market Opportunity

4G is a generational change in technology for the mobile industry, a change that occurs approximately every ten years on average. Every generational change spurs a new investment cycle as mobile service providers seek to invest in equipment upgrades to support new standards. In the transition of communication services from 2G and 3G to 4G, a complete change of infrastructure to deliver new services is required. Unlike 3G, migration to the next-generation 4G standard is no longer an option, but rather a time-critical business priority for many mobile service providers.

According to November 2012 data from Informa Telecoms and Media, by the end of 2012, 2G subscribers will account for 75% of global wireless subscribers, but that proportion is projected to decline over the next five years as 3G and 4G subscribers gain share. 4G subscribers are forecasted to grow at a nearly 75% CAGR between 2012 and 2017 according to the same source. As consumer demand for data and next-generation services continues to grow, we expect strong 4G subscriber growth rates to continue beyond 2015.

Many mobile service providers are currently making the needed infrastructure investments to accommodate the growing subscriber demand for next-generation mobile communication services. A September 2012 Gartner report estimates that next-generation 4G-LTE mobile infrastructure spending is $5.0 billion in 2012 and is forecast to reach $23.8 billion by 2016, representing a 48% CAGR. (Source: Gartner, Forecast: Carrier Network Infrastructure, Worldwide, 2009-2016 3Q12 Update, September 2012.) We believe 4G network investments will accelerate as mobile service providers seek to meet growing subscriber demand.

Our Solutions

Our solutions, based on our mOne® Convergence Platform, enable mobile service providers to deliver IP-based voice, video, rich communications and enhanced messaging services over their existing 2G and 3G networks and next-generation 4G networks. Our solutions are focused on delivering a seamless and intuitive communications experience to mobile subscribers and an integrated, flexible, differentiated platform for mobile service providers. We enable mobile service providers to capitalize on their IP-based network investments by efficiently and cost-effectively offering a broad range of services.

Our mOne® Convergence Platform offers our customers the following key benefits:

Comprehensive, Highly Configurable and Converged Communication Solution. The mOne® Convergence Platform enables mobile service providers to deploy any or all of a wide range of services. Some of these services include:

•	high quality, integrated communication services, including voice calling, video calling and messaging;

•	a rich communications experience, with integrated one-to-one and group voice chat, video chat, messaging and sharing of content such as videos, images, links or locations;

•	a single identity across multiple devices and services, based on a subscriber’s mobile phone number, that allows seamless delivery of mobile services and applications globally; and

•	interworking with legacy SMS/MMS and social networks.

Cloud-based Implementation. The design of our software products enables mobile service providers to use private cloud implementations to deliver next generation mobile communications, including voice, video, enhanced messaging and storage of mobile subscriber content and media. These solutions allow our customers to share capacity in a cloud deployment with commercial off-the-shelf servers for all services rather than deploying dedicated, proprietary hardware for each service. The key benefits of utilizing private clouds include more agile use of the network infrastructure, the ability to deploy and prove-in new services rapidly without large up-front infrastructure costs, and avoiding the network upgrade costs associated with obsolescence of proprietary hardware.

Seamless Migration Path to 4G. Historically, mobile service providers have made substantial investments in their existing networks, and these networks will continue to deliver communications and data services for many years into the future. Therefore, mobile service providers are looking for 4G networking solutions that integrate with existing network standards to enable them to transition seamlessly to 4G and cost-effectively optimize their infrastructure investments. Our solutions offer mobile service providers a cost-effective migration path to 4G by supporting existing 2G and 3G networks and next-generation 4G networks, eliminating the need to prematurely retire existing investments. Our platform features a comprehensive, standards-based set of interfaces to ensure a seamless integration into existing, multi-vendor infrastructure and can be deployed over a wide range of network types including 2G, 3G, LTE, WiMAX, HSPA+ and Wi-Fi.

Ability to Improve Subscriber Experience and Deliver Revenue-Generating Services. Mobile service provider competition continues to exert downward pressure on the prices and profits associated with traditional voice, SMS and data services. To counteract this trend, mobile service providers can leverage our solutions to offer differentiated next-generation services that build customer loyalty, improve subscriber retention and generate additional revenues. When a mobile service provider offers a rich communications platform with multiple high-value services, its subscribers will be more likely to pay for these services, either by direct subscription or through increased data revenue, and less likely to switch providers.

Scalable Architecture and Carrier-Grade Reliability. Mobile service providers require networking solutions that enable deployment of networks covering large geographic areas and support millions of simultaneous end users with the traditional mobile telecommunications requirement of 99.999% availability. Additionally, mobile service providers need the flexibility to add capacity to support subscriber growth and increased network traffic as new, high-bandwidth services are introduced. Our solutions form a highly scalable carrier-grade platform that provides subscribers with high-quality service, as measured by the breadth of services offered and reliability, or lack of downtime. Our platform is fully compatible with the mobile industry’s standards and interoperability framework, allowing full compatibility across mobile service providers and geographies. Unlike OTT service providers, who cannot control quality or reliability of service because they do not own or control underlying access networks, mobile service providers using our solutions over their networks can deliver high-quality and consistent service to all subscribers.

Open Platform and Social Interworking. Our standards-based open solution architecture and APIs (Application Programming Interfaces) allow mobile service providers to develop or incorporate third-party enhanced application services (social or otherwise). We enable mobile service providers to interconnect various OTT applications and social networking services so that a subscriber can engage in voice, video and rich messaging communications with anyone, anywhere, on any device or in any communications ecosystem. A subscriber can communicate with another subscriber through one central identity based on the subscriber’s mobile phone number, rather than having to worry about what specific application to use to connect with that other subscriber. Mobile service providers can leverage this neutral position and technology to bring more users into their networks.

Our Competitive Strengths

Our competitive strengths include the following:

First-Mover Advantage. Since our inception, we have developed significant expertise around solving the key challenges that mobile service providers face as they deploy next-generation networks and we have been first to market with solutions that enable many enhanced subscriber services. Decisions and deployments of network infrastructure and solutions require significant lead time, typically 12 to 24 months. Our proven, robust and large-scale deployments for existing customers have increased our brand awareness and provided us with customer validations that serve as a significant competitive advantage as additional mobile service providers evaluate their next-generation communications solutions needs. Based on our deployments and contracts to date, we believe we offer all of the solutions to deliver the mobile communications experience of the future, today.

Singular Focus on Next-Generation Communication Solutions. We are focused on developing and selling next-generation IP-based voice, video, rich communications and enhanced messaging services to mobile service providers. Unlike many of our competitors, we are not encumbered by a product portfolio full of legacy solutions and an installed customer base that generates significant revenue and cash flow streams from legacy solutions. Rather, we can focus on selling transformational solutions to mobile service providers that enable them to take advantage of the inherent benefits of 4G-LTE and offer services that increase revenue, improve subscriber satisfaction and reduce customer turnover.

Modular Platform for Next-Generation Communication Solutions. Our mOne® Convergence Platform is based on a flexible software architecture that enables mobile service providers to provide IP voice, video, rich communications and advanced messaging applications to their subscribers. We have worked closely with many of our mobile service provider customers to understand their unique requirements and have developed a platform with the specific product features that are most relevant to help them achieve their strategic priorities. Our modular platform approach allows mobile service providers to selectively deploy the services they want for their subscribers, with the ability to add additional services and scale as needed. We believe that our ability to provide mobile service providers with customized deployment strategies, which allow them to gradually add services, gives us a significant competitive advantage.

Interoperability across Network Generations. Seamless and cost-effective migration of subscribers and services from 2G and 3G networks to 4G networks can be achieved by bridging disparate technologies, while preserving existing investments, through intelligent gateways and interworking software. Our industry standards-based products support fully-integrated legacy interfaces that enable mobile service providers to continue to use much of their existing core network infrastructure, such as subscriber databases, billing systems and intelligent network systems, without costly upgrades or replacements. Our ability to interoperate across traditional network boundaries mitigates the cost and complexity of deploying 4G networks and accelerates time-to-market.

Technology Team. We believe our management team and the depth and diversity of our engineering and operations talent provide us with a competitive advantage. The extensive domain expertise of our engineering team is derived from its members’ combined experience in different areas of technology, including voice technology, software development, cellular/mobility applications, internet protocol networking, social networking and communications networks. Our solutions require expertise in the convergence of voice and data networking as well as the evolution of 2G and 3G technology to 4G networks. Our expertise includes developing market-defining telecommunications products, implementing our solutions in small- and large-scale network environments, and supporting our global customer base from within our customers’ regional geographies.

Our Strategy

Our goal is to establish our position as the leading global provider of 4G solutions. Key elements of our strategy include:

Leverage First-Mover Advantage to Grow Our Customer Base and Increase Sales to Existing Customers. We have achieved a first-mover advantage with our innovative solutions that enable operators to efficiently address network challenges, with several major global mobile service providers having already chosen our solutions for their 4G network needs. We are currently supplying 2G, 3G or next-generation 4G solutions to eight of the top twenty global mobile service providers, as measured by number of subscribers as of September 2012, and are in trials with an additional top twenty customer. We intend to further capitalize on our early market success in deploying next-generation 4G solutions and the strong relationships we have with mobile service providers to supply our existing customers with new product offerings as well as to gain new customers. For example, we provided legacy messaging solutions to one mobile service provider initially and expanded the solutions we provide to that customer to include voice and messaging over LTE. In order to continue to increase our global presence, we intend to continue to expand our sales, marketing and design teams to generate demand for our solutions and further leverage our channel relationships to increase our global reach. For example, we have a channel partner relationship with Cisco Systems that enables us to leverage Cisco Systems’ global sales force to market and sell our full suite of voice, video and messaging solutions to mobile service providers globally.

Extend our Technology Advantage Through Continued Innovation. We have a proven track record of providing differentiated and innovative solutions across both voice and messaging service domains. For example, our solutions enabled the first network with voice and messaging on LTE. Also, we enabled an early market deployment of LTE circuit switch fallback, which enables support for voice and messaging services to LTE smartphones over mixed 2G, 3G and 4G environments and therefore enables the early introduction of LTE smartphones onto mobile service provider networks. We will utilize the valuable insight into product and performance requirements that we have gained in our early market achievements in the transition from 2G and 3G to 4G to continue to deliver market-leading solutions focused on 4G services, with the ability to deliver operator-specific customizations and solutions and to deliver a full suite of integrated mobile communications through a cloud-based implementation. We believe our collaborative engagements with mobile service providers as they undergo the transition from 2G and 3G to 4G have provided us with valuable insight into product and performance requirements in the past and have helped us stay ahead of our competition by enabling us to offer highly differentiated products, thereby extending our technology advantage.

Simplify Mobile Service Providers’ Transition to 4G. Our solutions give mobile service providers the ability to deliver next-generation services over existing networks, which positions them to cost-effectively optimize the useful lives of their existing networks. Mobile service providers can then focus their investments on a seamless, cost-effective path from existing 2G and 3G networks to next-generation 4G networks. We believe we are well-positioned to provide more efficient solutions that will lead to new revenue opportunities for mobile service providers as they refresh legacy equipment. Our solution works within existing 2G and 3G networks as well as next-generation 4G networks, which allows us to capture rich communications business from mobile service providers using 2G and 3G networks today, and then to cost-effectively transition them to 4G in the future.

Leverage Virtualization Technology to Enable Cloud Computing and Service Deployment Flexibility. We believe that virtualization technology can be leveraged to build 4G-LTE core networks on standard cloud computing platforms, significantly lowering the cost for network infrastructure equipment. As many of the largest mobile service providers pursue strategies to implement their own private cloud infrastructures, we intend to continue pioneering solutions for virtualized cloud-based environments. Virtualization also allows more agile use of network infrastructure and is an ideal approach to providing hosted services, which we can deliver for both small and large mobile service providers. For example, one of the largest pan-European mobile service providers plans to use our virtualized Rich Communication Suite to host RCS-e services on a single common hardware platform for nine different national networks across the continent. Other virtualization benefits include the ability to rapidly deploy and test new services without large up-front infrastructure investments, as well as the flexibility to bundle application software together onto common hardware, thus lowering entry costs for smaller, regional mobile service providers.

Selectively Pursue Strategic Acquisitions. We intend to continue to expand our product portfolio through opportunistic business acquisitions and intellectual property transactions. For example, we acquired Airwide Solutions in May 2011 to strengthen our mobile messaging solutions portfolio and expand our global market presence with additional locations in Europe, the Middle East and Africa (EMEA) and the Asia-Pacific region, in addition to significantly expanding our employee and talent base.

Expand into Adjacent Market Segments. As access networks converge towards all-IP, mobile service providers with solutions across wireless, wireline and enterprise see an opportunity for significant savings by consolidating infrastructure equipment into a single converged 4G network. Given the technical complexities associated with mobile networks, and the standardization of solutions such as VoLTE and RCS, we believe that mobile service providers will ultimately choose to converge wireline, and to a lesser degree, enterprise onto the wireless 4G network. With our expertise and first-mover advantage in VoLTE and RCS, we intend to provide converged solutions for adjacent market segments such as residential wireline, mobile center office exchange service (centrex) and enterprise.

Our Products

Our products can be classified into four broad categories — Voice and Video, Enhanced Messaging, Social Collaboration and Multimedia Session Control — as shown in the illustration below. In each category, we have a single core product that is complemented with additional value-enhancing products which could be packaged together as fully integrated solutions that we deliver to our customers.

Voice and Video

Convergence Telephony Application Server, or CTAS:

Our Convergence Telephony Application Server (CTAS) is a standards-based highly scalable product that provides voice, video and supplementary services over broadband IP networks. Based on its unique convergence capabilities and flexible software packaging, CTAS is designed to enable service parity and consistency with the legacy circuit-switched (CS) mobile network, as well as simplify and accelerate 4G network deployments. Our CTAS enables advanced mobile functionalities in 4G networks and provides the seamless mobility needed while roaming across networks of different generations and access topologies.

CTAS supports a rich suite of advanced IP services, such as HD audio, video conferencing, multi-device and multi-access, that mobile service providers can use to create a differentiated and compelling service offering for their subscribers. Mobile service providers can use CTAS to provide the following services: VoLTE, VoWi-Fi, Fixed Mobile Convergence (FMC), Mobile Video Calling, Mobile Enterprise and Fixed Residential. CTAS is essential to the roll out of next-generation voice and video services. For example, our CTAS solution enabled the first-to-market launch of VoLTE by MetroPCS in August 2012.

Voice over LTE Interworking Function, or VoLTE IWF:

Our Voice over LTE Interworking Function (VoLTE IWF) product is deployed as a simple, cost-effective overlay to legacy (circuit-switched) networks, enabling voice and SMS services across next-generation LTE networks. VoLTE IWF is a framework that removes dependencies and alleviates costly upgrades to legacy networks through support for two applications: Circuit-Switched Fallback (CSFB) enabling the early introduction of LTE smartphones using legacy networks and Single Radio Voice Call Continuity (SR-VCC) enabling VoLTE call continuity in the event a subscriber roams out of LTE coverage. Mobile service providers can implement CSFB as an interim solution to start offering LTE services right away, and later perform a software upgrade to enable SR-VCC functionality as a final solution for VoLTE, thereby avoiding any costly upgrades. Our VoLTE IWF framework also allows mobile service providers to address evolving LTE standards through software upgrades.

Media Resource Function, or MRF:

Our Media Resource Function (MRF) is a media processing engine that is deployed along with our CTAS in order to provide real-time voice and mobile video services. The MRF provides intelligent video and audio transcoding to optimize service delivery, which becomes an essential capability when interconnecting voice and video services between the mobile service provider network and OTT applications. The MRF also performs adaptive policy-driven traffic shaping based on network conditions and device capabilities to manage the subscribers’ Quality of Experience (QoE), which OTT service providers cannot offer.

Mobility Application Server, or MAS:

Our Mobility Application Server (MAS) is a standards-based application server that provides service continuity as mobile devices roam in or out of cellular coverage areas. MAS can be deployed as a stand-alone product or can be fully integrated with CTAS. MAS supports multimedia session continuity between different networks, such as Wi-Fi and cellular.

Enhanced Messaging

Rich Messaging Server, or RMS:

Our Rich Messaging Server (RMS) is a flexible IP messaging application server with intelligent routing, policy-driven services and multiple domain delivery capabilities that provides a complete suite of text, picture and instant messaging services on a single consolidated platform. RMS allows mobile service providers to seamlessly migrate legacy messaging services such as SMS and MMS to 4G, as well as offer new multimedia messaging services that are competitive with OTT messaging service providers.

RMS can be used by mobile service providers to provide the following services: LTE Messaging, Web Messaging, Converged IP Messaging (CPM), RCS and RCS-e. With support for programmable interfaces, RMS allows operators to open up their messaging infrastructure to third-party application developers and introduce innovative new services at a rapid pace. Through the use of open APIs or the OTT Interworking Gateway (OTT GW), RMS messaging services can be interworked to social networks to extend the reachability of the mobile service provider’s messaging services to include OTT communities.

Message Routers and Gateways:

Our portfolio of Message Routers and Gateways is based on a proven set of SMS and MMS messaging products that can be easily and rapidly deployed, and gives mobile service providers a comprehensive messaging solution for all of their messaging needs. Our Universal Messaging Repository (UMR) solution is a flexible, modular SMS messaging platform that provides intelligent, optimized routing features and policy-driven subscriber service profiles. The modularity of our UMR solution allows mobile service providers to deploy high-performance message routing, personalized SMS services and in-line security services such as content filtering. Our AirMessenger Router is an optimized routing solution for the growing machine-to-machine SMS market segment. Other products of ours, such as AirMessenger Firewall, Personal, Store and Rapid Service, protect mobile service provider infrastructures from security threats and provide differentiated messaging capabilities needed for high-value services such as mobile banking and client relationship management (CRM) systems. Our AirGate product is a multimedia messaging gateway that controls access to the network from third-party content providers for delivery of high-value SMS and MMS messaging services and content.

Social Collaboration

Presence and Resource List Server, or PRS:

Our Presence and Resource List Service (PRS) supports a rich suite of presence features that are optimized for deployment in mobile service provider networks. Presence features allow a user to share information, such as availability, pictures, or away messages, with authorized contacts in the user’s address book. PRS is designed with all the requisite features and functionality to support the RCS, providing both social presence and device capabilities discovery, and thus ensuring an optimum user experience for mobile subscribers.

PRS accepts, stores and distributes presence information, manages buddy and group lists, performs subscription authorization and enforces privacy rules. More importantly, PRS is scalable to cost-effectively support presence service for the mobile mass market through our network optimization capabilities.

OTT Interworking Gateway, or OTT GW:

Our OTT Interworking Gateway (OTT GW) provides service interworking between mobile service provider networks and OTT community-based service providers. Our OTT GW extends the reach of the mobile service provider network by allowing mobile subscribers to make voice phone calls to applications such as Skype and/or send messages to social networks such as Facebook or Twitter directly from the mobile handset without having to download the respective OTT apps. Our approach enhances the value of the mobile service provider network by providing network intelligence to simplify the user experience, as well as increase the size of the subscriber network to include OTT communities.

XML Database Management System, or XDMS:

Our XML Database Management System (XDMS) is a high-performance and reliable database system that supports the management and storage of user-generated content such as icons, pictures and taglines, for social presence sharing and is used to store pre-defined group contact lists, such as a subscriber’s friends and family. Additionally, XDMS can also be used as a next-generation Network Address Book (NAB) that manages and stores a subscriber’s contacts, which can then be accessed from multiple devices, thereby enabling a cloud-based service model.

Multimedia Session Control

Call Session Control Function, or CSCF:

Our Call Session Control Function (CSCF) provides subscriber and session management services to the core network, including authentication functions and service orchestration, routing and delivery. Our CSCF framework is designed with the scalability, reliability and performance density needed for the significantly larger number of devices in wireless networks compared to wireline networks. Our CSCF is designed for deployment in multi-vendor networks with support for both open standard interfaces and the flexibility to work around non-standard third-party implementations, thus ensuring successful interoperability and rapid deployment of services.

Equipment Identity Register, or EIR:

Our Equipment Identity Register (EIR) allows operators to control access to mobile networks, deterring device theft and fraud, and enables provisioning of optimized services, such as transcoding and ringtones, based on device type. EIR has advanced administrative and customer management capabilities that allow mobile operators to block any blacklisted mobile equipment and to lock subsidized handsets to specific SIM cards to enforce subscriber contract agreements. Our EIR solution allows mobile service providers in North America to comply with a recently announced Federal Communications Commission mandate requiring mobile service providers to expeditiously disable mobile devices that are reported stolen. Our unified EIR solution allows global mobile service providers to support all 2G, 3G and 4G devices on their networks using a single solution.

Unified Access Gateway, or UAG:

Our Unified Access Gateway (UAG) is an application- and device-independent solution that is used to authenticate end-user access to the converged core network services. The UAG supports all the requisite 4G functional components needed to support mobility and roaming, while accessing VoLTE and RCS services. It also supports industry-standard web services, which are needed in order to extend mobile operator services over any mobile network.

Session Border Controller, or SBC:

Our Session Border Controller (SBC) is deployed at the edge of the mobile service provider network to secure service access, including traffic from other provider networks. The SBC is a security gateway that supports key data encryption methods to ensure data integrity and protects the network against malicious attacks, such as Denial of Service.

Technology and Architecture

Our technology has been designed to meet the challenges that mobile service providers face to evolve their networks to support next-generation services and devices. Our ability to interwork new technologies, such as 4G, with the existing 2G and 3G core network infrastructure lowers investment cost for mobile service providers through continued use of legacy equipment, accelerates time-to-market by minimizing impacts on the surrounding network infrastructure and enables service parity across 2G, 3G and 4G networks. Also, our ability to interwork 4G with social networks and the support we provide for open APIs enables collaboration with OTT service providers, encourages new business models and extends the reach of the mobile provider’s services.

Our differentiated capability for service interworking is based on our mOne® Convergence Platform. The mOne® Convergence Platform is a carrier-grade software platform that enables rapid service development and service delivery across multiple network domains, including circuit-switch, IP, OTT and web-based access. The platform is comprised of three software layers — an applications and services layer, a functional layer and an interface abstraction layer. The applications and services layer provides application- or service-specific logic needed to support standards-based solutions such as VoLTE, RCS and CPM. The functional layer consists of discrete functional modules that are common to the various applications or services, such as billing, subscriber management, call preservation and routing. Finally, the interface abstraction layer provides the flexibility to connect any application or service to any multi-vendor network element over different types of network protocols, thereby providing convergence across disparate service domains.

Our ability to package multiple services and solutions across voice, video, messaging and presence on a single common platform reduces the cost and complexity of deploying 4G-based networks. The mOne® Convergence Platform supports a wide range of applications and functionalities to deliver services over 2G, 3G and 4G networks — such as VoLTE, LTE Messaging, Mobile Video, RCS and CPM — all on a single common platform and all with common management.

The mOne® Convergence Platform complies with all leading industry standards from 3rd Generation Partnership Project (3GPP), Internet Engineering Task Force (IETF) and Open Mobile Alliance (OMA) and supports industry-standard open interfaces to connect with existing mobile access and core networks.

The mOne® Convergence Platform can be deployed on different types of off-the-shelf Advanced Telecommunications Computing Architecture (ATCA) hardware platforms and virtualized cloud environments, giving mobile service providers the flexibility to choose the solution that best suits their needs. Our virtualized cloud solution will enable mobile service providers to transition from telecommunications-specific purpose-built hardware platforms onto industry-standard general computing platforms, thereby significantly lowering costs.

Our technology is based on the following design principles:

•	Openness: Our products and solutions are based on leading industry standards and designed to be fully interoperable with third-party vendor equipment.

•	Flexibility: Our software is highly modular and can easily adapt to interwork with the wide variety of equipment typically found across different mobile service provider networks.

•	Innovation: Our unique convergence capabilities enable solutions that address deployment challenges and accelerate time-to-market.

•	Scalability: Our platform is designed to seamlessly scale to meet traffic growth requirements with minimal impact on network design and provisioning.

•

High Availability: Our platform is designed against any single point of failure, meeting or exceeding the traditional mobile telecommunications industry requirements for 99.999% availability. In addition, our solutions are designed for geographical redundancy which maintains network and service availability.

Customers

Our primary customers are mobile service providers that are deploying or seeking to deploy next-generation converged communications services, such as VoLTE and RCS, over 4G networks. We sell our products directly and through channel partners and system integrators.

Our customer base consists of many of the world’s leading mobile service providers. Our solutions have been deployed in over 120 mobile networks globally. Our customers include eight out of the top twenty mobile service providers globally, as measured by the number of subscribers as of September 2012; these eight customers have a combined total of 1.5 billion subscribers, or approximately 24% of total global subscribers.

The following is a partial listing of our mobile service provider customers, including those who acquired our software through our channel partners, as of September 2012:

Americas	Europe	Asia and Australia
AT&T	Vodafone	XLComm
MetroPCS	Hutchison 3G Sweden
T-Mobile USA

Revenue from customers located outside the United States represented 1% of our total revenue in 2010, 49% of our total revenue in 2011 and 52% of our total revenue for the nine months ended September 30, 2012.

In 2010, T-Mobile USA and MetroPCS accounted for 70% and 27%, respectively, of our total revenue. In 2011, T-Mobile USA, AT&T and Vodafone accounted for 24%, 14% and 11%, respectively, of our total revenue. For the nine months ended September 30, 2012, AT&T, MetroPCS, T-Mobile USA and Vodafone accounted for 21%, 11%, 11% and 10%, respectively, of our total revenue. No other customer accounted for more than 10% of our revenue in those respective periods.

Customer Case Studies

The following customer case studies illustrate how our customers use and benefit from our solutions. All of the solutions described in the case studies have gone live or are expected to go live before the end of 2013.

U.S. Mobile Service Provider

Problem: A mobile service provider was constrained by a lack of sufficient spectrum to address subscriber traffic growth. This customer deployed 4G-LTE as a more spectrally efficient access network on its limited spectrum and sought to increase capacity by moving subscribers and voice services from the existing voice network to the new LTE network, implementing VoLTE.

Solution and Benefits: The customer chose our VoLTE solution because we developed an innovative and differentiated capability that we estimate allowed the customer to launch six to nine months ahead of its competitors. Given the spectrum limitation issues facing this mobile service provider, speed-to-market was critical. The customer also chose us as the systems integrator, which entailed working with multiple third-party vendors to validate proper interworking between all components of the overall solution, as well as working with device manufacturers to verify handset interoperability. With our VoLTE solution and our professional services, the customer became the first in the world to launch commercial VoLTE service in August 2012 and was able to begin migrating voice service to its 4G-LTE network. Additionally, with our mOne® Convergence Platform deployed for VoLTE, the customer was positioned to quickly launch new value-added RCS 5.0 services over 4G-LTE, which they did less than three months later in October 2012, becoming the first service provider in the world to launch RCS 5.0.

U.S. Mobile Service Provider

Problem: A major mobile service provider, whose LTE rollout plans are behind those of some of its competitors, sought ways to alleviate network congestion generated by heavy smartphone usage and to transform its existing 3G network to offer differentiated new services and prepare for the eventual evolution to 4G-LTE.

Solution and Benefits: The customer chose our mOne® Convergence Platform and all of our core and application servers (covering voice, video, messaging and presence) as the basis for its next-generation 4G network, and deployed it well ahead of LTE readiness to introduce new services to generate revenue, thereby monetizing its investment sooner. We helped the customer transform its existing 3G network by using our platform to provide numerous optimization applications to reduce cost, and introduced new services to generate revenue. The customer also chose our voice solution to launch a VoWi-Fi service that provides a seamless user experience with an embedded Wi-Fi calling feature, and offloads voice from the 3G network onto Wi-Fi, optimizing existing infrastructure and reducing costs of operating the customer’s network. Having already begun the network transformation process using our Converged Voice, Video and Messaging solutions, the customer is VoLTE and RCS ready.

Western European Mobile Service Provider

Problem: A major multinational mobile service provider was deploying a 4G LTE network and sought a cost-effective and timely solution to introduce LTE smartphones quickly without having to perform time-consuming and risky upgrades to the existing network.

Solution and Benefits: The customer chose our innovative solution and our ability to offer an accelerated time-to-market in order to launch LTE smartphones with CSFB service in March 2012, allowing for IP services to be offered across existing networks. Our solution overlays the customer’s existing network rather than the conventional and more costly network upgrading approach, which allowed the customer to realize significant savings in capital investment by avoiding costly network upgrades. The mOne® Convergence Platform now enables this customer to quickly launch other new 4G services such as VoLTE and RCS.

Western European Mobile Service Provider

Problem: A major pan-European mobile service provider planned the introduction of new RCS-e and LTE messaging services in its home market, and sought to harmonize its messaging infrastructures, as well as to host services centrally for other markets.

Solution and Benefits: The customer chose our Converged Messaging solution based on the mOne® Convergence Platform for both RCS-e and LTE messaging applications. Our ability to fully integrate these messaging applications and implement them in a virtualized environment created two benefits for the customer. First, investment in disparate messaging applications (instant versus text messaging) is minimized since they are implemented on a common platform. Second, virtualization enables a cloud computing approach to hosting and provides significant cost savings. Another benefit to our Converged Messaging solution is that we are able to also integrate legacy SMS and MMS applications onto the same platform as well. We are already working with the customer to consolidate all messaging services onto a single platform and plan the replacement of legacy messaging equipment as it reaches end of life, thus enabling both network and vendor consolidation.

Western European Mobile Service Provider

Problem: A major pan-European mobile service provider with different voice solutions deployed across wholly-owned wireless, wireline and enterprise businesses sought a VoLTE solution that could be adapted to meet its specific deployment requirements, and which could be enhanced to provide voice services to other business segments.

Solution and Benefits: The customer chose our voice solution based on the mOne® Convergence Platform for VoLTE due to our flexibility to meet specific deployment requirements, as well as our ability to provide converged voice services across business segments. We were able to meet the customer’s requirement to ensure a seamless user experience as subscribers migrate to 4G-LTE by interworking directly with various existing network elements such as subscriber databases, billing systems and intelligent network (IN) systems. We were also able to provide flexible deployment models whereby various functions could be fully integrated or implemented as stand-alone products. Our flexibility was critical to this customer’s network transformation plans because its deployment model is expected to change over time as it consolidates business segments into a single network.

Customer Support and Services

We provide critical and hands-on support and services to our customers to define, deploy and operate the products and solutions we sell, which we believe is a critical component of our overall platform offering. Our support and services effort covers pre-sales technical consultation, specification and solution design, solution testing and certification, operation, post-sales maintenance and training.

The provision of a broad range of professional support services is an integral part of our business model. We offer services designed to deliver comprehensive support to our mobile service provider customers and channel partners through every stage of product deployment.

The services we provide to our customers include:

Customer Service and Technical Support. Our support organization provides 24-hour, 7 days a week, 365 days a year operational support to our customers. The support team and resources are strategically located within our customers’ geographical regions in order to deliver personalized and high-quality engineering and support capabilities. Our service and support team is dedicated to providing high quality and responsive support to ensure that our customers successfully deliver IP-based voice, video, rich communications and enhanced messaging services to their subscribers.

Professional Services. We offer a range of professional services to support every step of the deployment and use of our solutions: pre-installation services, installation, network monitoring and training. Our professional services group provides pre-installation services, such as service and architecture definition and pre-sales support, to help our customers identify the relevant set of services and the associated use cases that they require and better understand their customer-specific requirements. Our installation services include network design, project management, physical installation and commissioning. We integrate our solutions with other network components and back office management systems. Our expertise in all of these steps is critical to the successful launch of new services on 4G-LTE, and we have differentiated experience based on the commercial launch of the first VoWi-Fi network and first VoLTE network. We also offer network monitoring services to assess network health and we provide recommendations for network expansions, upgrades, optimization and evolution. Finally, we provide detailed product documentation and training that are adapted to the specific network deployment of each customer.

Sales and Marketing

As of September 30, 2012, we had a total sales and marketing staff of approximately 60 employees, with 21 located in the Americas, 24 located in Europe, the Middle East and Africa (EMEA) and 15 in the Asia-Pacific

region. Our sales and marketing expenses were $12.3 million and $3.8 million in the years ended December 31, 2011 and 2010, respectively, and were $12.3 million and $6.8 million for the nine months ended September 30, 2012 and 2011, respectively.

We market and sell our solutions directly to our customers through our sales force and indirectly through channel partner relationships.

Direct Sales. Our direct sales organization focuses on selling to leading mobile service providers throughout the world. The typical selling cycle begins with mobile service providers requesting information either informally or formally through a request for information (RFI) and/or request for proposal (RFP). In many instances, mobile service providers will first issue an open-ended RFI, then a more detailed and specific RFP. The RFP process includes assessment of responses as well as, in most cases, lab testing and potentially field testing of the service to be deployed. Our relationships with leading mobile service providers and experience in their labs have given us significant insight into their networks and their decision-making processes with respect to their deployment of solutions.

We maintain sales and support offices in several markets around the world, including the United States, Canada, the United Kingdom, India, Singapore, China and Australia, and we have sales personnel in an additional nine countries. The sales team is managed geographically and by key accounts to ensure appropriate focus on our global customer base. Given the large portion of mobile subscribers that are accounted for by the largest mobile service providers — the top twenty mobile service providers by subscribers globally have about 60% of the global subscribers — we are focused on addressing those large mobile service providers.

For the nine months ended September 30, 2012 and the years ended December 31, 2011 and 2010, respectively, approximately 43%, 33% and 30% of our revenues resulted from our direct sales team.

Channel Partner Relationships. We have developed relationships with a number of channel partners, including Cisco Systems and other Value Added Resellers (VARs). These relationships have allowed us to reach a broader mobile service provider market than was possible through our direct sales efforts.

For the nine months ended September 30, 2012 and the years ended December 31, 2011 and 2010, respectively, approximately 57%, 67% and 70% of our revenues resulted from our channel partner relationships.

Marketing. We market and promote our products and solutions through a series of coordinated efforts that include customer workshops, customer social events, participation on discussion panels at industry events, speeches, webinars and seminars for customers, industry analyst and press briefings, press releases, attendance at trade shows, demonstrations of product capabilities and trials, including early adopters programs and marketing collateral such as product briefs, solution briefs, advertising in trade journals, placed articles and white papers. These marketing activities are typical for the telecommunications industry; however, we believe that our early adopters program that was launched this year for Mobile Cloud Suite is unique in our industry. This program allows mobile service providers to test and experience our rich communications services without committing to install those services in their networks. We also use social media, such as blogs and posts on Twitter and LinkedIn, to broadcast time-sensitive information of topical interest.

Research and Development

Our technology requires continued investment to maintain our market and technology leadership position. Accordingly, we believe that a strong research and development program is critical to our success. Our research and development efforts are focused on designing, developing and enhancing our products as well as the technology underlying our products, investigating new technologies, performing testing, quality assurance and certification activities with major operators and integrating our solutions with third-party products, if necessary.

Continued investment and innovation in research and development is critical to our business. As of September 30, 2012, we had approximately 300 engineering development personnel located in the United States, India, China and other countries. These personnel are skilled with deep domain expertise in the diverse areas of telecommunications, IP networking, software development, web technologies, and have successfully delivered high-availability voice and video telephony applications leveraging cloud computing and open source software. We deliver end-to-end solutions combining our products and best-of-breed third-party components. This open approach is supported by a highly scalable software platform, flexible software architecture and a skilled employee base. Our delivery of the first operational VoLTE solution at MetroPCS in a complex multi-vendor environment illustrates our position at the forefront of the technology space and our ability to execute in a demanding customer environment.

Our research and development expenses were $14.5 million and $6.1 million during the years ended December 31, 2011 and 2010, respectively, and $18.2 million and $10.4 million during the nine months ended September 30, 2012 and 2011, respectively.

Competition

The market for mobile network infrastructure products and solutions is highly competitive and evolving rapidly. The market is subject to changing technology trends and shifting subscriber needs and expectations that lead our customers to introduce new services frequently. With the growth and adoption of 4G technology, we expect competition to continue and intensify for all of our solutions, and in all of our target markets.

We believe there are a number of important factors to compete effectively in our market, including:

•	Voice, Video and Messaging Features. Mobile service providers are increasingly demanding a comprehensive set of solutions that includes closely integrated mobile voice, video and messaging features.

•

Solution Scalability and Robustness. The transition to 4G technology is starting with small-scale deployments with the mobile service providers’ expectation of expanding the deployed services to address all subscribers over time. Mobile service providers are seeking solutions that can be grown seamlessly from the initial small-scale deployments for a subset of subscribers to full deployment for all subscribers and that have the required carrier-grade robustness.

•

Competitive Pricing. Total cost of ownership is one of the key attributes that mobile service providers evaluate when selecting a solution. With declining revenues for voice services and basic messaging, mobile service providers expect that the evolved networks will lower costs to deliver equivalent services, and provide the infrastructure necessary to deliver enhanced services, both now and in the future.

•

Flexibility and Responsiveness. Mobile service providers typically require functionality to be integrated into their networks on aggressive timelines to meet their desired service launch dates. Also, the specific features required for launch of new services varies among mobile service providers due to each provider’s unique network requirements and the new service set being launched. We believe it is critical that solutions providers have the flexibility to offer customized solutions and implementation approaches.

•

Market Recognition. The implementation of network infrastructure often ties mobile service providers into their chosen vendors for extended periods. As a result, mobile service providers tend to favor suppliers who are well-known, whose successes are demonstrated and whose reputations are well-established.

Our primary competitors consist of two broad categories:

•

Major network infrastructure providers. These competitors include Alcatel-Lucent, Ericsson, Nokia Siemens Networks and Huawei. We believe that we are generally very competitive against these vendors because of the features we offer within our solutions, our flexibility in delivering solutions that are well optimized and deliver the specific feature set required for each mobile service provider’s unique network requirements, the timeliness of delivering solutions, and competitive pricing. We believe that the large infrastructure vendors generally face structural challenges to both support their legacy businesses and deliver the innovative next-generation solutions – challenges that we believe will prevent them from delivering the innovation that mobile service providers need to quickly launch new enhanced services.

•

Specialty solution providers. These competitors include voice providers such as Broadsoft and Metaswitch and messaging specialists such as Comverse and Acision. Each of these solution providers has the ability to deliver one communications medium but lacks the ability to deliver comprehensive communication solutions. We believe that we are very competitive against these vendors with the breadth of our voice, video and messaging solutions, the features we offer within each of the solutions, the timeliness of delivering the solutions, and competitive pricing. Additionally, we believe that we are becoming better known than these niche vendors as a leading provider of mobile communications solutions for next-generation 4G networks and RCS services with the early successes we have earned with our customers.

We also compete with some of our channel partners that sell our Equipment Identity Register. We believe that the areas in which we compete with these channel partners will have no material impact on existing resale arrangements.

Our current and potential competitors may have significantly greater financial, technical, marketing and other resources than we do and may be able to devote greater resources to the development, promotion, sale and support of their products. Our competitors may have more extensive customer bases and broader customer relationships than we do, including relationships with our potential customers. In addition, these competitors may have longer operating histories and greater brand recognition than we do. Our competitors may be in a stronger position to respond quickly to new technologies and may be able to market and sell their products more effectively. Moreover, if one or more of our competitors were to merge or partner with another of our competitors, the change in the competitive landscape could adversely affect our customer relationships and competitive position or otherwise affect our ability to compete effectively. For more information on the competitive risks we face, please read “Risk Factors — Risks Related to Our Business and Our Industry.”

Intellectual Property

Our success depends to a significant degree upon our ability to protect our core technology and intellectual property. To accomplish this, we rely on a combination of intellectual property rights, including patents, trade secrets, copyrights and trademarks, as well as customary confidentiality and other contractual protections. Our policy is to seek to protect our proprietary position by, among other methods, filing U.S. and non-U.S. patent applications related to our proprietary technology, inventions and improvements that are important to the development of our business. As of September 30, 2012, we had been issued 13 U.S. patents and 21 non-U.S. patents. In addition, as of September 30, 2012, we had a total of 12 patent applications pending in the United States, and 19 pending non-U.S. patent applications. Many of the non-U.S. patents and applications are counterparts to the U.S. patents or certain of the U.S. patent applications.

Our U.S. patents are scheduled to expire at various dates between March 2021 and October 2026. The expiration dates of our pending U.S. patent applications, if those applications are issued as patents, will presently be as late as May 2031. Our non-U.S. patents are scheduled to expire at various dates between August 2021 and July 2027. The expiration dates of our pending non-U.S. patent applications if those applications are issued as patents, will presently be as late as May 2032.

Our registered trademarks in the United States consist of the Mavenir Systems® name, mOne®, AirMessenger® and Airwide®.

Our software is protected by U.S. and international copyright laws. We also incorporate a number of third-party software programs into our solutions, pursuant to license agreements. Our software is not substantially dependent on any third-party software, although it utilizes open source code.

In addition to the protections described above, we generally control access to and use of our proprietary software and other confidential information through the use of internal and external controls, including nondisclosure agreements with employees, consultants, customers and vendors and other measures for maintaining trade secret protection. We license our software to customers pursuant to agreements that impose restrictions on the customers’ ability to use the software, including prohibitions on reverse engineering and limitations on the use of copies. We also seek to avoid disclosure of our intellectual property by requiring employees and consultants with access to our proprietary information to execute nondisclosure and assignment of intellectual property agreements and by restricting access to our source code. For information on the risks associated with our use and protection of intellectual property, please see “Risk Factors — Risks Related to Our Intellectual Property and Our Technology.”

Employees

As of September 30, 2012, we had approximately 570 full-time employees, approximately 300 of whom were primarily engaged in engineering, approximately 60 of whom were primarily engaged in sales and marketing, approximately 150 of whom were primarily engaged in providing implementation and professional support services and approximately sixty of whom were primarily engaged in administration and finance. These employees are located in the United States, India, China, the United Kingdom, Canada, Australia, Finland, Croatia, Germany, Singapore, Malaysia, Dubai and other locations globally. We also have subcontractor relationships through which we use the services of staff working for a subcontractor in Russia and staff working for a subcontractor in India. While the laws of certain of the jurisdictions in which we have employees do not require employees to advise us of union membership, to our knowledge, none of our employees is represented by a labor union or covered by a collective bargaining agreement, except that all of our seven employees located in Finland are covered by a collective bargaining agreement. We consider our relationship with employees to be good.

Facilities

Our principal offices occupy approximately 30,500 square feet of leased office space in Richardson, Texas. We are obligated to lease an additional 13,250 square feet at our headquarters by April 2014, and we have the option to expand into that additional office space earlier if we choose. We also have an option to lease and a right of first refusal on an additional 14,785 square feet at our headquarters. The lease term for our headquarters runs through April 2019, and we have a one-time option to terminate the lease early in February 2018.

We also maintain sales, development or technical assistance offices in the following cities: Reading, United Kingdom; Espoo, Finland; North Sydney, Australia; Kuala Lumpur, Malaysia; Singapore; Shanghai, China; Bangalore, India; Cologne, Germany; and Zagreb, Croatia.

We believe that our current facilities are suitable and adequate to meet our current needs. We intend to add new facilities or expand existing facilities as we add employees, and we believe that suitable additional or substitute space will be available as needed to accommodate any such expansion of our operations.

Legal Proceedings

From time to time, we, our customers and our competitors are subject to various litigation and claims arising in the ordinary course of business. The software and communications infrastructure industries are characterized by frequent litigation and claims, including claims regarding patent and other intellectual property rights, claims for damages or indemnification for alleged breach under commercial supply or service contracts and claims regarding alleged improper hiring practices. As a result, while we presently are a party to only one lawsuit as described below, from time to time we may be involved in various additional legal proceedings or claims.

We are one of 16 remaining defendants in Eon Corp. IP Holdings, LLC v. Sensus USA, Inc. et al. The plaintiff Eon Corp. IP Holdings, LLC, or Eon, a non-operating entity, alleges that each of the defendants has infringed, and continues to infringe, Eon’s U.S. Patent No. 5,592,491. The suit was originally filed in October 2010 in the United States District Court for the Eastern District of Texas. In January 2012, the court granted defendants’ motion to transfer the suit to the United States District Court for the Northern District of California. Discovery is now underway. Trial is currently scheduled for June 2014. We intend to defend the case vigorously, but are currently unable to assess the likelihood of an unfavorable outcome or to estimate the amount or range of any possible judgment or settlement amount which may become payable by us.

Subject to the above, we are not aware of any pending or threatened legal proceeding against us that could have a material adverse effect on our business, operating results or financial condition.

MANAGEMENT

Executive Officers and Directors

The following table sets forth information about our directors, executive officers and other key employees as of December 19, 2012.

Name	Age	Position(s)
Executive Officers
Pardeep Kohli	47	President, Chief Executive Officer and Director
Terry Hungle	58	Chief Financial Officer
Terence McCabe	46	Chief Technology Officer
Matt Dunnett	44	Executive Vice President of International Sales
Bahram Jalalizadeh	52	Executive Vice President of Business Development and Strategic Accounts
Sam Garrett	53	General Counsel
David Lunday	48	Vice President, Corporate Controller and Chief Accounting Officer
Carolyn Turner	51	Vice President of Human Resources

Non-Employee Directors
Benjamin L. Scott(2)(3)	63	Chairman of the Board of Directors
Ammar H. Hanafi(2)(3)	46	Director
Jeffrey P. McCarthy(1)	56	Director
Vivek Mehra(1)	48	Director
Hubert de Pesquidoux(1)(3)	47	Director
Venu Shamapant(2)	45	Director

(1)	Member of our Audit Committee
(2)	Member of our Compensation Committee
(3)	Member of our Nominating and Corporate Governance Committee

Executive Officers

Pardeep Kohli has been our President and Chief Executive Officer and a member of our Board of Directors since joining us in July 2006. Mr. Kohli brings to Mavenir over 22 years of experience in the wireless industry. Prior to joining Mavenir, Mr. Kohli served as co-founder, President and Chief Executive Officer of Spatial Communications Technologies, Inc. (known as Spatial Wireless), a privately owned developer of software-based mobile switching solutions, from January 2001 until Spatial Wireless was acquired by Alcatel (now Alcatel-Lucent) in December 2004. Following the acquisition of Spatial Wireless by Alcatel, Mr. Kohli led the continued expansion and success of the Spatial Wireless product as Senior Vice President of Alcatel’s Mobile Next Generation Network (NGN) business until June 2006. Mr. Kohli began his career at Siemens India and has served in various roles at NEC Corporation of America, a provider of network and communications products and solutions, DSC Corporation, a manufacturer of telecom products, Pacific Bell Mobile Services and Alcatel USA. Mr. Kohli holds a Bachelor’s degree in Electronics and Electrical Communications and a Master’s degree in Computer Science.

Terry Hungle has served as our Chief Financial Officer since joining us in April 2008. Mr. Hungle has over 30 years of business experience, principally in the telecommunications industry. Most recently, Mr. Hungle was the Chief Financial Officer of Navini Networks, Inc., a provider in the mobile WiMAX (Worldwide Interoperability for Microwave Access) broadband wireless industry, from January 2005 until its sale to Cisco Systems in December 2007, and he remained in a transitional role following the acquisition until March 2008. Previously, Mr. Hungle was the Vice President of Corporate Planning of Spatial Wireless from January 2003 until Spatial Wireless was acquired by Alcatel (now Alcatel-Lucent) in December 2004. Mr. Hungle has held a number of senior finance and controllership positions, both domestically and internationally, including that of Chief Financial Officer for Nortel Networks (Nortel) and President of Finance for Nortel Networks Americas. In

these positions, he has experience guiding and supporting business growth and development, defining business structures and leading projects that improved overall liquidity in operations and capital structuring. Mr. Hungle worked at Nortel for 21 years. Over ten years ago, Mr. Hungle resigned as Nortel’s Chief Financial Officer in connection with the following circumstances. In February 2002, Mr. Hungle and Nortel self-reported to the Ontario Securities Commission (OSC) and the SEC that Mr. Hungle had engaged in two trades of a stock fund invested primarily in Nortel common shares through Nortel’s 401(k) plan. Each trade occurred outside the trading window established by Nortel policy for certain employees, including Mr. Hungle, and within days before a material announcement by Nortel. The first trade was a sale made on March 27, 2001 involving $78,500, and the second trade was a purchase made on December 18, 2001, involving $86,300. After reviewing these circumstances, neither the OSC nor the SEC filed any charges or took any enforcement action against Mr. Hungle. In September 2003, the OSC wrote Mr. Hungle, stating that the OSC had decided to close the matter with no further action. In December 2007, the SEC wrote Mr. Hungle, stating that the SEC Staff did not intend to recommend any enforcement action against him. Presently, Mr. Hungle also serves on the advisory board of Centina Systems, a privately held provider of network management solutions. Mr. Hungle began his finance career in 1972 with Imperial Oil Limited and in 1974 joined Peat, Marwick, Mitchell & Co., both in Canada. He holds a degree in Accountancy from the Saskatchewan Institute of Applied Arts and Sciences and is a Certified Management Accountant.

Terence McCabe was Chief Technology Officer at Airwide Solutions, a mobile messaging and wireless internet infrastructure company, from January 2008, and has served as our Chief Technology Officer since we acquired Airwide Solutions in May 2011. Mr. McCabe joined Airwide Solutions in July 2004 and previously held the positions of President, Americas and Vice President of Research and Development at Airwide Solutions. While at Airwide Solutions, Mr. McCabe expanded and renewed the product development organization with the successful creation of an offshore research and development base in India, and he also drove the rapid adoption of information technology and open source technologies across Airwide’s product portfolio. From February 1996 to July 2004, Mr. McCabe was with Sema Group plc, an information technology services company, in senior positions including Vice President of Engineering and Chief Technology Officer. At Sema Group, Mr. McCabe oversaw software architecture, research and development, and product management in Europe and North America, focusing on messaging, prepaid, and value-added service applications based on wireless mobile network technologies. Mr. McCabe also led Sema Group’s participation in a number of standards organizations related to wireless communication. Prior to Sema Group, Mr. McCabe spent eight years with Digital Equipment Corporation working on realtime solutions, telecommunications and software usability. Mr. McCabe holds a degree in Computer Science from Trinity College in Dublin, Ireland.

Matt Dunnett joined Mavenir in September 2011 as our Executive Vice President of International Sales. Prior to joining Mavenir, Mr. Dunnett was the Vice President of Europe, Middle East and Africa (EMEA) Sales for Mobixell Networks, a provider of intelligent mobile Internet solutions designed to enable operators to provide superior broadband and Internet services to their subscribers, from January 2011 until September 2011. Mr. Dunnett was previously the Vice President of EMEA Sales and Channel Development at 724 Solutions, a mobile internet company focused on providing mobile broadband and messaging infrastructure from November 2000 until 724 Solutions was acquired by Mobixell Networks. Prior to 724 Solutions, Mr. Dunnett held a number of European sales management and business development roles at Hewlett Packard, beginning in September 1991. During his career, he has worked with many global operators and partners and has experience helping them develop and transition data services strategies and implementing global programs for major accounts. Mr. Dunnett holds a degree in Business from Leeds University.

Bahram Jalalizadeh is our Executive Vice President of Business Development and Strategic Accounts. He joined Mavenir in October 2006 as our Vice President of Sales and Marketing Development, and was our Vice President of Business Development from August 2008 until the promotion to his current position in August 2011. Mr. Jalalizadeh has more than twenty-five years of executive management and engineering experience in the telecommunications industry, with an emphasis on wireless technology. Prior to joining Mavenir, Mr. Jalalizadeh was the Vice President of Business Development and Marketing for Mobile Next Generation at Alcatel, where he oversaw global expansion and growth of Alcatel’s next generation wireless solutions, beginning in December 2004. From May 2001, he was the Vice President of Business Development at Spatial Wireless until it was acquired by Alcatel. At Spatial Wireless, Mr. Jalalizadeh was responsible for developing and executing a global market development and international sales strategy that enabled Spatial Wireless to become a leading provider of mobile switching technology solutions while competing with larger, more established telecommunications companies. Mr. Jalalizadeh previously served as a Director of Market Development for Nortel Networks. He holds an MBA from the University of Dallas and a Bachelor of Science in Electrical Engineering from the University of Oklahoma.

Sam Garrett has been our General Counsel since joining Mavenir in August 2011. From February 2007 through July 2011, Mr. Garrett was a solo practitioner in Dallas, and from March 2008 he also wrote for Bloomberg Law as a contractor for Special Counsel, Inc. Mr. Garrett began his career in 1985 with Sullivan & Cromwell LLP in New York and London. In 1990 he joined McGuireWoods LLP in Richmond, Virginia, where he became a partner in 1993. From October 2000 through March 2005, he was Counsel with Davis Polk & Wardwell LLP in London and New York. In July 2005, he became Of Counsel with Carrington, Coleman, Sloman and Blumenthal L.L.P. in Dallas, Texas. Mr. Garrett holds a B.A. from the University of Tennessee, where he was Phi Beta Kappa, and earned his law degree from Vanderbilt Law School, where he graduated first in his class. In between law school graduation and legal practice, Mr. Garrett clerked for Judge Albert Henderson on the United States Court of Appeals in Atlanta.

David Lunday joined Mavenir in August 2011 and is our Vice President, Corporate Controller and Chief Accounting Officer. From September 2009 to August 2011, Mr. Lunday was the Controller and then the Chief Financial Officer, North America, for Acision, a privately-held provider of mobile messaging products and solutions. From September 2008 to July 2009, he was the Controller for Revenue at Allegro Development, a leading provider of energy trading and risk management solutions for energy utilities, refiners, producers and traders, where he was responsible for leading all revenue-side functions. From August 2006 to September 2008, Mr. Lunday was the Corporate Controller, North America for Retalix, Ltd., a publicly-traded company specializing in software that automates retail, distribution and supply chain operations for retailers and distributors worldwide. Prior to joining Retalix, Mr. Lunday held managerial controller, finance and accounting positions with RealPage, Inc., a publicly-traded provider of property management software, GVI Security Solutions, a private distributor of professional security equipment, and Airband Communications, a privately held provider of fixed wireless internet service. Mr. Lunday is a Certified Public Accountant and holds an M.S. and a B.B.A. in Accounting from the University of Texas at Arlington.

Carolyn Turner previously led the human resources department at Airwide Solutions from January 2004 and joined us as our Vice President of Human Resources when we acquired Airwide Solutions in May 2011. Ms. Turner brings twenty years of experience in all facets of human resources management in the high technology industry. Prior to joining Airwide Solutions, Ms. Turner held a variety of different staff and human resource management positions with SchlumbergerSema and its predecessor organizations. Before her career in human resources, Ms. Turner developed a foundation in the information technology industry by spending eight years working in the software industry as a developer, analyst, and project manager. Ms. Turner holds a B.Sc. with honors in Mathematics.

Non-Employee Directors

Ammar H. Hanafi has been a member of our Board since February 2007 and has been a General Partner of Alloy Ventures, a venture capital firm where he has focused on investments in cloud computing infrastructure and services, since February 2005. Mr. Hanafi joined Alloy Ventures from Cisco Systems, Inc., a multinational manufacturer of networking equipment, where he had been Vice President of New Business Ventures leading new product efforts in the enterprise data market since October 2002. Mr. Hanafi joined Cisco Systems in 1997 as a member of the Corporate Business Development Group and from 2000 to 2002, he was Vice President of Corporate Business Development at Cisco Systems, where he was responsible for Cisco’s acquisitions, acquisition integration, investment and joint venture activity on a global basis. Prior to Cisco, Mr. Hanafi held positions at PanAmSat Corporation, a global satellite services provider, and the investment banking firms of Morgan Stanley and Donaldson, Lufkin & Jenrette. Mr. Hanafi serves on the boards of several privately held companies in the internet media and network resources businesses. Mr. Hanafi holds a B.S. in Applied and Engineering Physics from Cornell University and an M.B.A. from Stanford University. Mr. Hanafi was selected to serve on our Board of Directors because of his professional and business development experience in the communications industry, as well as his substantial experience as a venture capitalist and as a director of a number of privately-held information technology companies.

Jeffrey P. McCarthy has been a member of our Board since April 2006. Since December 1998, Mr. McCarthy has served as a General Partner of North Bridge Venture Partners, a venture capital firm. Prior to joining North Bridge Venture Partners, Mr. McCarthy was Chief Executive Officer of New Oak Communications, a privately-held leading provider of virtual private network (VPN) switches that was acquired by Bay Networks. He previously held senior management positions at Cadia Networks, a developer of ATM concentrator products for the service provider marketplace, and Wellfleet Communications, an Internet router company. Mr. McCarthy also served on the board of A123 Systems (AONE), a publicly-traded developer and manufacturer of lithium ion phosphate batteries and systems, from December 2001 until October 2012 and he serves on the boards of directors of several private companies. Mr. McCarthy holds a B.S. in Business Administration from Northeastern University and an M.B.A. from Bentley University. Mr. McCarthy was selected to serve on our Board of Directors because of his business development experience as a partner for a venture capital firm.

Vivek Mehra has served on our Board of Directors since May 2011. Since February 2003, Mr. Mehra has been a partner with August Capital, a venture capital firm. Prior to joining August Capital, Mr. Mehra co-founded Cobalt Networks, a provider of server appliances, in 1996, where he served as Chief Technology Officer and Vice President, Products. Cobalt Networks completed its initial public offering in November 1999 and was subsequently sold to Sun Microsystems, Inc., a computer products and software company, in December 2000. Mr. Mehra continued to serve with Sun Microsystems after the acquisition as Chief Technology Officer and General Manager of Sun’s Cobalt Business Unit until August 2002. Mr. Mehra serves and has served on the boards of a number of private companies. Mr. Mehra earned a B.S. in Electronics from Punjab University in India and an M.S. in Computer Engineering from Iowa State University. Mr. Mehra was selected to serve on our Board of Directors because of his professional experience in building and scaling startups, including founding and taking a company public, as well as his substantial experience as a venture capitalist and as a director of a number of privately-held information technology companies.

Hubert de Pesquidoux has served on our Board of Directors since January 2012. Most recently, Mr. de Pesquidoux served as Executive Partner at Siris Capital and is the founder of HDP Consulting, a private consulting firm. Mr. de Pesquidoux was Chief Financial Officer of Alcatel-Lucent from November 2007 to December 2008 and the President and Chief Executive Officer of the Enterprise Business Group of Alcatel-Lucent from November 2006 to December 2008. In his nearly 20-year career at Alcatel-Lucent (and its predecessor, Alcatel), Mr. de Pesquidoux’s executive positions included President and Chief Executive Officer of Alcatel North America (from June 2003 to November 2006); Chief Operating Officer of Alcatel USA; President and Chief Executive Officer of Alcatel Canada; Chief Financial Officer of Alcatel USA and Treasurer of Alcatel Alsthom. He joined Alcatel in 1991 after several years in the banking industry. Mr. de Pesquidoux has served as a member of the board of directors and chairman of the audit committee of Sequans Communications, a French telecommunications chip equipment maker traded on the New York Stock Exchange, since March 2011 and as director and member of the audit committee of Radisys Corporation, a publicly traded provider of embedded wireless infrastructure solutions, since April 2012. Mr. de Pesquidoux also previously served as Chairman of the Board and a member of the audit committee at Tekelec, a publicly traded provider of multimedia and mobile traffic solutions that was taken private in January 2012, and serves or has served on the boards of a number of private companies. Mr. de Pesquidoux holds a master’s degree in law from Nancy Law University, an MBA from the Institute for Political Studies (Sciences Po) in Paris and a DESS in International Affairs from Paris Dauphine

University. Mr. de Pesquidoux was selected to serve as a member of our Board of Directors because of his extensive financial and operational experience in our industry and his experience on public company boards of directors.

Benjamin L. Scott has served as a member of our Board since August 2006 and as Chairman of the Board since October 2007. During 2009, Mr. Scott co-founded LiveOak Venture Partners, a venture capital firm where he is a General Partner. Prior to this, Mr. Scott served as a Venture Partner with Austin Ventures, a venture capital firm, from May 2002 until June 2009. From January 2000 to May 2002, Mr. Scott served as a Partner with Quadrant Management, a venture capital firm. From October 1997 to November 1999, Mr. Scott served as the Chairman and Chief Executive Officer of IXC Communications, a public provider of data and voice communications services that is now known as Broadwing Communications. In the past, Mr. Scott has served as a senior executive with AT&T, PrimeCo and Bell Atlantic. Mr. Scott also serves as Chairman of the Board, chairman of the compensation committee and member of the nominating and corporate governance committee of Active Power, Inc., a publicly traded designer and manufacturer of continuous power and infrastructure solutions. He also serves on the boards of directors of several private companies. He holds a B.S. in Psychology from Virginia Polytechnic Institute and State University. Mr. Scott was chosen to serve on our Board of Directors because of his extensive general management experience with large and with rapidly growing technology companies, including his past service as Chairman of mobile solutions providers Spatial Wireless and Navini Networks, as well as more than 10 years of experience in the venture capital industry, where he routinely provides strategic and financial guidance to emerging technology companies.

Venu Shamapant has been a member of our Board since April 2006, and is a General Partner with LiveOak Venture Partners. Prior to co-founding LiveOak Venture Partners, Mr. Shamapant had been a General Partner with Austin Ventures since 2005, having joined Austin Ventures in 1999. He has previously worked with and served on the boards of directors of several private companies in the sectors of enterprise solutions, communications infrastructure, semiconductors, technology-enabled services and infrastructure and mobile software. Mr. Shamapant began his career as a software developer and engineering lead at Mentor Graphics, a design automation company, and, prior to joining Austin Ventures, was with McKinsey & Co. serving clients in the enterprise systems and software markets. Mr. Shamapant holds an M.B.A. from Harvard Business School, an M.S. in Computer Engineering from the University of Texas at Austin and a B.S. in Electronics and Communications Engineering from Osmania University in India. Mr. Shamapant was selected to serve on our Board of Directors because of his professional experience, including his professional experience in building and scaling startups, as well as his substantial experience as a venture capitalist.

Board Composition

Our Board of Directors currently consists of seven members. All of our current directors were elected or appointed in accordance with the terms of an amended and restated investors’ rights agreement among us and certain of our stockholders. The voting provisions of this amended and restated investors’ rights agreement will terminate upon the completion of this offering, and there will be no further contractual obligations regarding the election of our directors. Our current directors will continue to serve as directors until their resignation or until their successors are duly elected by the holders of our common stock, despite the fact that the voting provisions of our amended and restated investors’ rights agreement will terminate upon the completion of this offering.

In accordance with the terms of our amended and restated certificate of incorporation and our amended and restated bylaws, each of which will become effective upon completion of this offering, the Board of Directors will be divided into three classes, Class I, Class II, and Class III, with each class serving staggered three-year terms. At each annual meeting, a class of directors will be elected for a three-year term to succeed the directors of the same class whose terms are then expiring. Upon the completion of this offering, the members of the classes will be divided as follows:

•	the Class I directors will be Messrs. and , and their term will expire at the annual meeting of stockholders to be held in 2014;

•	the Class II directors will be Messrs. and , and their term will expire at the annual meeting of stockholders to be held in 2015; and

•	the Class III directors will be Messrs. , and , and their term will expire at the annual meeting of stockholders to be held in 2016.

Our amended and restated certificate of incorporation that will become effective upon the completion of this offering provides that the authorized number of directors may be changed only by resolution of the Board of Directors. Any additional directorships resulting from an increase in the number of directors will be distributed between the three classes so that, as nearly as possible, each class will consist of one-third of the directors. This classification of the Board of Directors may have the effect of delaying or preventing changes in our management or a change in control of us.

Our directors may be removed only for cause by the affirmative vote of the holders of two thirds of our outstanding voting stock.

Board Independence

We intend to apply to list our common stock on the             . Under the rules of the                     , independent directors must comprise a majority of a listed company’s board of directors within twelve months from the date of listing. In addition,                      rules require that, subject to specified exceptions, each member of a listed company’s audit, compensation and nominating and corporate governance committees be independent within twelve months from the date of listing. Audit committee members must also satisfy additional independence criteria, including those set forth in Rule 10A-3 under the Securities Exchange Act of 1934, as amended, or the Exchange Act. Under                      rules, a director will only qualify as an “independent director” if, in the opinion of that company’s board of directors, that person does not have a material relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. In order to be considered independent for purposes of Rule 10A-3 under the Exchange Act, a member of an audit committee of a listed company may not, other than in his or her capacity as a member of the audit committee, the Board of Directors or any other board committee: (1) accept, directly or indirectly, any consulting, advisory, or other compensatory fee from the listed company or any of its subsidiaries, other than compensation for board service; or (2) be an affiliated person of the listed company or any of its subsidiaries.

In October 2012, our Board of Directors undertook a review of its composition and that of its committees as well as the independence of each director. Based upon information requested from and provided by each director concerning his background, employment and affiliations, including family relationships, our Board of Directors has determined that none of our non-employee directors — Messrs. Scott, Hanafi, McCarthy, Mehra, de Pesquidoux and Shamapant — has a material relationship with us that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is “independent” in accordance with the rules of the                     . In making that determination, our Board of Directors considered the relationships that each of those non-employee directors has with us and all other facts and circumstances the Board of Directors deemed relevant in determining independence, including the potential deemed beneficial ownership of our capital stock by each non-employee director, including non-employee directors that are affiliated with certain of our major stockholders.

The Board of Directors does not currently have a process for security holders to send communications to the Board. The Board intends to implement such a process as soon as practicable.

Board Committees

Our Board of Directors has an audit committee, a compensation committee and a nominating and corporate governance committee.

Audit Committee

Our audit committee consists of Hubert de Pesquidoux (chairman), Jeffrey P. McCarthy and Vivek Mehra. The functions of the audit committee include:

•

appointing our independent registered public accounting firm and being directly responsible for the compensation, retention and oversight of the independent registered public accounting firm, who will report directly to the audit committee;

•

reviewing and pre-approving the engagement of our independent registered public accounting firm to perform audit services and any permissible non-audit services, including the fees to be paid for those services;

•	reviewing our annual and quarterly financial statements and reports and discussing the financial statements and reports with our independent registered public accounting firm and management;

•	reviewing and approving all related person transactions;

•

reviewing with our independent registered public accounting firm and management significant issues that may arise regarding accounting principles and financial statement presentation, as well as matters concerning the scope, adequacy and effectiveness of our internal controls over financial reporting;

•	establishing procedures for the receipt, retention and treatment of complaints received by us regarding internal controls over financial reporting, accounting or auditing matters; and

•	preparing the audit committee report for inclusion in our proxy statement for our annual meeting.

All members of our audit committee meet the requirements for financial literacy under the applicable rules and regulations of the SEC and the                     . Our Board of Directors has determined that Mr. de Pesquidoux qualifies as an audit committee financial expert within the meaning of applicable SEC regulations. In making this determination, our Board of Directors considered the nature and scope of experience that Mr. de Pesquidoux has previously had with public reporting companies, including service as Chief Financial Officer of a large public company and service on public company audit committees. Our Board of Directors has determined that all of the current members of our audit committee satisfy the relevant independence requirements for service on the audit committee set forth in the rules of                     and, after the one-year phase-in period under the applicable requirements of the SEC and the listing requirements of the                     , upon which we intend to rely, all members of our audit committee will be independent directors under applicable SEC rules. Both our independent registered public accounting firm and management periodically meet privately with our audit committee.

Our Board of Directors has adopted an audit committee charter. We believe that the composition of our audit committee, and our audit committee’s charter and functioning, will comply with the applicable requirements of the                     and SEC rules and regulations. We intend to comply with future requirements to the extent they become applicable to us.

Following the completion of this offering, the full text of our audit committee charter will be posted on the investor relations portion of our website at http://www.mavenir.com. We do not incorporate the information contained on, or accessible through, our corporate website into this prospectus, and you should not consider it a part of this prospectus.

Compensation Committee

Our compensation committee consists of Benjamin L. Scott (chairman), Ammar H. Hanafi and Venu Shamapant. The functions of the compensation committee include:

•

determining the compensation and other terms of employment of our Chief Executive Officer and other executive officers and reviewing, developing and recommending to our Board of Directors our performance goals and objectives relevant to that compensation;

•

administering and implementing our incentive compensations plans and equity-based plans, including approving option grants, restricted stock and other awards for non-executive officer employees and recommending to our Board of Directors such plans and awards for executive officers;

•

evaluating and recommending to our Board of Directors incentive compensation plans, equity-based plans and similar programs advisable for us, as well as modifications or terminations of our existing plans and programs;

•

reviewing, developing and recommending to our Board of Directors the terms of any employment-related agreements, severance arrangements, change-in-control and similar agreements or provisions with our Chief Executive Officer and other executive officers;

•

reviewing and discussing the Compensation Discussion & Analysis required in our annual report and proxy statement with management and determining whether to recommend to our Board of Directors the inclusion of the Compensation Discussion & Analysis in the annual report or proxy, to the extent that the Compensation Discussion & Analysis is required by SEC rules; and

•	preparing a report on executive compensation for inclusion in our proxy statement for our annual meeting, to the extent required by SEC rules.

Each member of our compensation committee is a non-employee director, as defined in Rule 16b-3 promulgated under the Exchange Act, and an outside director, as defined pursuant to Section 162(m) of the Internal Revenue Code of 1986. Furthermore, our Board of Directors has determined that each of Messrs. Scott, Hanafi and Shamapant satisfy the independence standards for compensation committee membership established by the SEC and the listing rules of the                     , as applicable.

Our Board of Directors has adopted a compensation committee charter. We believe that the composition of our compensation committee, and our compensation committee’s charter and functioning, will comply with the applicable requirements of the                     and SEC rules and regulations. We intend to comply with future requirements to the extent they become applicable to us.

Following the completion of this offering, the full text of our compensation committee charter will be posted on the investor relations portion of our website at http://www.mavenir.com. We do not incorporate the information contained on, or accessible through, our corporate website into this prospectus, and you should not consider it a part of this prospectus.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consists of Ammar H. Hanafi (chairman), Hubert de Pesquidoux and Benjamin L. Scott. The functions of the nominating and corporate governance committee include:

•	evaluating director performance on the Board of Directors and applicable committees of the Board of Directors;

•	reviewing, developing and recommending to our Board of Directors the cash and equity compensation to be paid to our non-employee directors;

•	identifying, recruiting, evaluating and recommending individuals for membership on our Board of Directors, the audit committee and the compensation committee;

•	considering questions of independence or possible conflicts of interest (other than related person transactions) of members of our Board of Directors or our executive officers;

•	evaluating nominations by stockholders of candidates for election to our Board of Directors;

•	reviewing and recommending to our Board of Directors any amendments to our corporate governance documents; and

•	making recommendations to the Board of Directors regarding management succession planning.

Our Board of Directors has determined that Messrs. Hanafi, de Pesquidoux and Scott each satisfy the independence standards for nominating and corporate governance committee members established by the SEC and the listing standards of the                     , as applicable.

Our Board of Directors has adopted a nominating and corporate governance committee charter. We believe that the composition of our nominating and corporate governance committee, and our nominating and corporate governance committee’s charter and functioning, will comply with the applicable requirements of the                     and SEC rules and regulations. We intend to comply with future requirements to the extent they become applicable to us.

Following the completion of this offering, the full text of our nominating and corporate governance committee charter will be posted on the investor relations portion of our website at http://www.mavenir.com. We do not incorporate the information contained on, or accessible through, our corporate website into this prospectus, and you should not consider it a part of this prospectus.

Compensation Committee Interlocks and Insider Participation

During 2011, our compensation committee consisted of Benjamin L. Scott (chairman), Ammar H. Hanafi and our former director K.P. Wilska, who resigned from our Board of Directors in January 2012. None of our executive officers serve as a member of the board of directors or compensation committee of any entity that has one or more of its executive officers serving as a member of our Board of Directors or our compensation committee.

Code of Business Conduct and Ethics

Our Board of Directors has adopted a Code of Business Conduct and Ethics in connection with this offering. The Code of Business Conduct and Ethics will apply to all of our employees, officers, agents and representatives, including directors and consultants.

Our Board of Directors has also adopted an additional Code of Ethics for our Chief Executive Officer, Chief Financial Officer and Principal Accounting Officer. This Code of Ethics, applicable to the specified officers, contains additional requirements including a prohibition on personal loans from the company (except where permitted by, and disclosed pursuant to, applicable law), and a requirement to review reports to be filed with SEC once we are a public company.

We intend to disclose future amendments to certain provisions of our Code of Business Conduct and Ethics and our Code of Ethics for our Chief Executive Officer, Chief Financial Officer and Principal Accounting Officer, or waivers of those provisions, applicable to any principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions or our directors on our website identified below. Upon the effectiveness of the registration statement of which this prospectus forms a part, the full text of our Code of Business Conduct and Ethics and our Code of Ethics for our Chief Executive Officer, Chief Financial Officer and Principal Accounting Officer will be posted on our website at http://www.mavenir.com. The inclusion of our website address in this prospectus does not include or incorporate by reference the information on our website into this prospectus, and you should not consider that information a part of this prospectus.

Director Compensation

Prior to this offering, we have not compensated our non-employee directors that are affiliated with our stockholders for their service on our Board of Directors. We also do not, and do not expect to, provide separate compensation to our directors who are also our employees, such as Mr. Kohli, our President and Chief Executive Officer. However, we provide, and expect to continue to provide, reimbursement to our non-employee directors for their reasonable expenses incurred in attending meetings of our Board of Directors and committees of our Board of Directors.

During 2009, 2010 and 2011, we paid Benjamin L. Scott a monthly fee of $7,500 for service as the Chairman of our Board of Directors. Mr. Scott’s compensation in 2011 is set forth in the table below. During 2011, we also paid K.P. Wilska, a former member our Board of Directors who resigned in January 2012, a monthly fee of $5,000 for service as a member of our Board of Directors. No other member of our Board of Directors received compensation in 2011. We also reimbursed Mr. Scott and Mr. Wilska for expenses incurred in connection with attending meetings of our Board of Directors.

Name	Fees earned or paid in cash ($)		Total ($)
Benjamin L. Scott	$90,000	(1)	$90,000
K.P. Wilska	60,000	(2)	60,000
All other directors	—		—

(1)	Represents a monthly retainer of $7,500 paid to Mr. Scott for service as Chairman of our Board of Directors.
(2)	Represents a monthly retainer of $5,000 paid to Mr. Wilska for service on our Board of Directors. Mr. Wilska resigned from our Board of Directors in January 2012.

We have granted stock options to two of our independent directors who are not affiliated with our major investors. In September 2006, we granted to Benjamin L. Scott options to purchase 112,500 shares of our common stock at an exercise price of $0.06 per share. In January 2012, we granted to Hubert de Pesquidoux options to purchase 234,750 shares of our common stock at an exercise price of $0.30 per share. These options vest in 48 equal monthly installments, subject to continued service, from the applicable vesting commencement date. In addition, the vesting of these options will accelerate in full upon a change in control of us. For purposes of these options, a change in control of us is defined as:

•

the acquisition of our company by another entity by means of any transaction or series of related transactions (including, without limitation, any merger, consolidation or other form of reorganization in which our outstanding shares are exchanged for securities or other consideration issued, or caused to be issued, by the acquiring entity or its subsidiary, but excluding any transaction effected primarily for the purpose of changing our jurisdiction of incorporation) that results in the transfer or acquisition of at least a majority of the voting power of our outstanding shares to that other entity; or

•	a sale of all or substantially all of our assets or the exclusive license of all or substantially all of our intellectual property by means of any transaction or series of related transactions.

We intend to adopt a policy pursuant to which, following the completion of this offering, each non-employee director will receive an annual fee of $        , with the exception of the Chairman of the Board who will receive an annual fee of $        . Independent non-employee directors will receive an additional $         annually for serving on any committee of our Board of Directors. We also intend to adopt a program pursuant to which, following the completion of this offering, our independent non-employee directors will receive equity awards in a form to be determined. Members of our Board of Directors will continue to be reimbursed for travel and other out-of-pocket expenses in connection with attending meetings.

Limitations on Liability and Indemnification Agreements

As permitted by Delaware law, we have adopted provisions in our amended and restated certificate of incorporation and amended and restated bylaws, both of which will become effective upon the completion of this offering, that limit or eliminate the personal liability of directors for a breach of their fiduciary duty of care as a director. The duty of care generally requires that, when acting on behalf of the corporation, a director exercise an informed business judgment based on all material information reasonably available to him or her. Consequently, a director will not be personally liable to us or our stockholders for monetary damages or breach of fiduciary duty as a director, except for liability for:

•	any breach of the director’s duty of loyalty to us or our stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	any act related to unlawful stock repurchases, redemptions or other distributions or payments of dividends; or

•	any transaction from which the director derived an improper personal benefit.

These limitations of liability do not limit or eliminate our rights or any stockholder’s rights to seek non-monetary relief, such as injunctive relief or rescission. These provisions will not alter a director’s liability under other laws, such as the federal securities laws or other state or federal laws. Our amended and restated certificate of incorporation that will become effective upon the completion of this offering also authorizes us to indemnify our officers, directors and other agents to the fullest extent permitted under Delaware law.

As permitted by Delaware law, our amended and restated bylaws also provide that:

•	we will indemnify our directors, officers, employees and other agents to the fullest extent permitted by law;

•	we must advance expenses to our directors and officers, and may advance expenses to our employees and other agents, in connection with a legal proceeding to the fullest extent permitted by law; and

•	the rights provided in our amended and restated bylaws are not exclusive.

If Delaware law is amended to authorize corporate action further eliminating or limiting the personal liability of a director or officer, then the liability of our directors or officers will be so eliminated or limited to the fullest extent permitted by Delaware law, as so amended. Our bylaws also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in connection with their services to us, regardless of whether our bylaws permit such indemnification. We have obtained such insurance.

In addition to the indemnification provided for in our amended and restated certificate of incorporation and amended and restated bylaws, we have entered into separate indemnification agreements with each of our directors and executive officers, which may be broader than the specific indemnification provisions contained in the Delaware General Corporation Law. These indemnification agreements may require us, among other things, to indemnify our directors and executive officers for some expenses, including attorneys’ fees, expenses, judgments, fines and settlement amounts incurred by a director or executive officer in any action or proceeding arising out of his service as one of our directors or executive officers or any other company or enterprise to which the person provides services at our request. We believe that these provisions and agreements are necessary to attract and retain qualified individuals to serve as directors and executive officers.

This description of the indemnification provisions of our amended and restated certificate of incorporation, our amended and restated bylaws and our indemnification agreements is qualified in its entirety by reference to these documents, each of which is attached as an exhibit to the registration statement of which this prospectus forms a part.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable.

There is no pending litigation or proceeding naming any of our directors or officers as to which indemnification is being sought, nor are we aware of any pending or threatened litigation that may result in claims for indemnification by any director or officer.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table shows the compensation awarded or paid to, or earned by, our Chief Executive Officer and our two other most highly compensated executive officers for the year ended December 31, 2011. We refer to these three executive officers in this prospectus as our named executive officers.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Option Awards ($)(1)	Nonequity Incentive Plan Compensation ($)(2)	All Other Compensation ($)	Total ($)
Pardeep Kohli, President and Chief Executive Officer	2011	309,480	—	366,886	133,333	—	809,699
Terry Hungle, Chief Financial Officer	2011	237,846	—	85,134	76,667	—	399,647
Devkumar Das, Former Executive Vice President of Global Sales(3)	2011	222,000	—	—	212,660	—	434,660

(1)	Amounts represent the aggregate grant date fair market value of stock options granted during 2011, computed in accordance with FASB ASC Topic 718. Assumptions used in calculating the fair market value of these stock options are described in Note 12 to the consolidated financial statements of Mavenir Systems, Inc. and subsidiaries for the years ended December 31, 2010 and 2011 included elsewhere in this prospectus.
(2)	Reflects amounts approved by our compensation committee and our Board of Directors and paid to the named executive officers under our 2011 Management Incentive Plan (in the case of Messrs. Kohli and Hungle) or our 2011 Sales Compensation Plan (in the case of Mr. Das). See “— Cash Awards Under the 2011 Management Incentive Plan” and “— Cash Awards Under the 2011 Sales Compensation Plan” below.
(3)	Mr. Das’s employment with us terminated effective in January 2012. See “— Separation of Devkumar Das” below.

Cash Awards under the 2011 Management Incentive Plan

In 2011, Messrs. Kohli and Hungle participated in, and were eligible for cash awards under, our 2011 Management Incentive Plan, or the 2011 MIP. The 2011 MIP was a performance-based compensation program adopted by our Board of Directors in March 2011 upon the recommendation of our compensation committee. The 2011 MIP was administered by our Board of Directors and provided for annual cash awards to the participants designated by the plan administrator, which participants included our named executive officers.

Payment of cash awards under the 2011 MIP was based on the achievement of certain company financial and performance objectives established by the 2011 MIP and pre-determined by our compensation committee and approved by our Board of Directors. Under our 2011 MIP, the performance targets were based on the obtaining of new customer orders for Mavenir products, our 2011 revenue, our 2011 Earnings before Interest, Taxes, Depreciation and Amortization (EBITDA) and certain management-by-objective (MBO) goals for each of the named executive officers, which are described below. While the Board of Directors took account of the performance and financial objectives set forth in the 2011 MIP in determining awards to be paid, the ultimate payment of awards was entirely discretionary on the part of the Board of Directors. The Board of Directors also retained authority under the 2011 MIP to change performance metrics or weighting factors at any time in its sole discretion, based on changes to our strategy or performance, or material events related to our capital structure such as an acquisition or significant financing.

The 2011 MIP provided for availability of awards if certain objective performance and financial objectives were achieved at certain minimum threshold levels, with increasing payouts on a pro-rated basis based on improved achievement up to specified maximums. The threshold, target and maximum levels of achievement and the corresponding percentage payouts to Messrs. Kohli and Hungle under the 2011 MIP were as follows:

	Threshold		Target		Maximum
Performance Objective	Achievement	Percentage Payout	Achievement	Percentage Payout	Achievement	Percentage Payout
New Orders	$27 million	40%	$40 million	100%	$52 million	200%
Revenue	$23.977 million	50%	$29.971 million	100%	$38.962 million	200%
EBITDA	$(6.5) million	50%	$(4.221) million	100%	$(1.0) million	200%

The weighting of the various objectives to be used under the 2011 MIP to determine the target cash payment to Messrs. Kohli and Hungle was as follows:

Performance Objective	Target Level	Weighting for President and Chief Executive Officer	Weighting for Chief Financial Officer
New Orders	$40 million	30%	30%
Revenue	$29.971 million	30%	30%
EBITDA	($4.221) million	20%	30%
MBO Goals	(1)	20%	10%

(1)	MBO goals for Mr. Kohli, our President and Chief Executive Officer, were (i) the achievement of an operating cash flow of ($10.2 million), (ii) winning one new first-tier customer in Europe by obtaining a minimum purchase order from such a customer and (iii) the development and approval of a business plan for a liquidity event within 24 months. MBO goals for Mr. Hungle, our Chief Financial Officer, were (i) the achievement of an operating cash flow of ($10.2 million) and (ii) the development of a plan to implement processes and systems to prepare us for public company reporting status.

After we completed the acquisition of Airwide Solutions in May 2011, our Board of Directors, upon the recommendation of our compensation committee, elected not to adjust the performance and financial metrics under the 2011 MIP, even though the acquisition of Airwide Solutions had a significant impact on the various metrics. Instead, our compensation committee decided to take the acquisition of Airwide Solutions into account when reviewing the achievement of metrics and determining, in its discretion, the level of awards to be recommended to the Board of Directors. The compensation committee determined to recommend payout of 100% to each of Messrs. Kohli and Hungle, in light of their overall performance and contribution to our company, the achievement of other business objectives and the successful acquisition of Airwide Solutions. The Board of Directors exercised its discretion under the 2011 MIP to approve an award payout of 100%.

The target amounts to be paid to each of Messrs. Kohli and Hungle under the 2011 MIP and the actual amounts paid in February 2012 are set forth in the table below.

Named Executive Officer	Target Cash Incentive ($)	Actual Amount Paid ($)
Pardeep Kohli	133,333	133,333
Terry Hungle	76,667	76,667

Our Board of Directors has also adopted a 2012 Executive Bonus Plan, which plan is described in more detail below under “Benefit Plans — 2012 Executive Bonus Plan.”

Cash Awards under the 2011 Sales Compensation Plan

Devkumar Das, our former Executive Vice President of Global Sales, participated in, and was eligible for cash awards under, our 2011 Sales Compensation Plan, or 2011 SCP. Our 2011 SCP was adopted by our Board of Directors in March 2011 upon the recommendation of our compensation committee, and was administered by a special committee consisting of our Chief Executive Officer, our Chief Financial Officer and Mr. Das. The 2011 SCP provided for periodic cash awards to the participants designated therein.

Payment of cash awards under the 2011 SCP was based on the achievement of established targets with respect to customer orders as well as additional key sales objectives. The targets were established by the committee administering the 2011 SCP, and were subject to adjustment in the discretion of the committee including to reflect market conditions or other factors beyond our or the participants’ control. In addition, the 2011 SCP included new account incentives, which provided for flat quarterly cash payments to certain participants who participated in the successful acquisition of a new customer account in excess of $500,000.

Mr. Das’s annual target incentive payment under the 2011 SCP was $220,000 and the actual 2011 bonus paid to him under the 2011 SCP was $212,660. Mr. Das’s bonus under the 2011 SCP was calculated based on his achievement of his 2011 orders, bookings and new customer attainment goals.

Our Board of Directors has also adopted a 2012 Sales Commission Plan, which plan is described in more detail below under “Benefit Plans — 2012 Sales Commission Plan.”

Option Grants to Our Named Executive Officers in 2011

In December 2011, our Board of Directors approved option grants to a number of our employees, including two of our named executive officers.

The options granted have an exercise price of $0.30 per share, equal to the fair market value of our common stock at that time as determined by our Board of Directors, and vest in forty-eight equal monthly installments from the applicable vesting commencement date, subject to the recipient’s continued service with us on each vesting date, and subject to certain accelerated vesting provisions described in “Potential Payments on Termination or Change in Control.” These options expire ten years from the date of grant in December 2011. Under the terms of our amended and restated 2005 Stock Plan, under which these options were granted, the administrator of that plan is empowered to adjust the terms of the options, including the exercise price, in the event of a dividend, recapitalization, stock split, merger, consolidation, repurchase, share exchange or other change in our corporate structure in order to prevent diminution or enlargement of the benefits intended to be granted to the optionees.

The applicable vesting commencement date and the number of shares underlying the options received by each named executive officers is set forth below.

Named Executive Officer	Number of Options	Vesting Commencement Date
Pardeep Kohli	2,158,155	June 1, 2011
Terry Hungle	500,791	June 1, 2011

Mr. Das was not granted any options in 2011.

These grants were made under our amended and restated 2005 Stock Plan, which is described below in “Benefit Plans — Amended and Restated 2005 Stock Plan.”

Outstanding Equity Awards at Fiscal Year-End

The following table below sets forth information regarding the outstanding equity awards held by our named executive officers at December 31, 2011. Please refer to “Potential Payments upon Termination or a Change in Control” for a description of certain vesting acceleration provisions applicable to certain of these option grants.

Name	Date of Grant	Vesting Commencement Date	Number of Securities Underlying Unexercised Options (#) Exercisable(1)	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Options (#) Unearned	Option Exercise Price ($)	Option Expiration Date
Pardeep Kohli	8/24/2006	7/05/2006	2,900,000	—	—	0.06	8/24/2016	(2)
	4/21/2010	4/21/2010	1,000,000	—	583,333	0.09	04/21/2020	(3)
	12/13/2011	6/1/2011	2,158,155	—	1,888,386	0.30	12/13/2021	(4)
Terry Hungle	4/23/2008	4/1/2008	723,602	—	60,300	0.08	4/23/2018	(2)
	10/14/2010	10/14/2010	275,000	—	194,792	0.11	10/14/2020	(4)
	12/13/2011	6/1/2011	500,791	—	438,192	0.30	12/13/2021	(4)
Devkumar Das(5)	4/21/2010	4/1/2010	980,438	—	571,922	0.09	04/21/2020	(3)
	4/21/2010	N/A	150,000	—	—	0.09	04/21/2020	(6)
	10/14/2010	10/14/2010	121,000	—	85,708	0.11	10/14/2020	(3)
	10/14/2010	10/14/2010	15,216	—	—	0.11	10/14/2020	(6)

(1)	All options were granted under the amended and restated 2005 Stock Plan. The options described in this table may be exercised prior to vesting with the stock acquired on exercise being subject to repurchase rights of the company at the lesser of fair market value or the exercise price, with the repurchase rights lapsing when the underlying options would have vested. With the exception of options to purchase 165,216 shares issued to Devkumar Das, all options listed in this table are entitled to acceleration of vesting if the named executive officer is involuntarily terminated upon or following a change in control of us. Certain of these options are also subject to limited acceleration upon the named executive officer’s termination without cause or resignation for good reason. Please see “Potential Payments upon Termination or a Change in Control” for more information.
(2)	Represents options granted in connection with the commencement of the respective named executive officer’s employment with us. One fourth of the total number of shares vested on the first anniversary of the vesting commencement date, and an additional 1/48th of the total number of shares vest each month thereafter, subject to continuous service.
(3)	One fourth of the total number of shares vested on the first anniversary of the vesting commencement date, and an additional 1/48th of the total number of shares vest each month thereafter, subject to continuous service.
(4)	Options vest in 48 equal monthly installments from the vesting commencement date, subject to continuous service.
(5)	Mr. Das’s options have been forfeited as his employment with us terminated in January 2012.
(6)	These shares vested on March 31, 2011 upon the achievement of milestones related to the acquisition of customer purchase orders for Mavenir products.

Option Exercises

None of our named executive officers exercised option awards in 2011.

Pension Benefits

We do not provide any pension benefits to our named executive officers.

Other Compensatory Benefits

We provide the following benefits to our named executive officers, generally on the same basis provided to all of our employees, except that our named executive officers have certain rights to reimbursement of health insurance costs following separation from service as described in “Potential Payments upon Termination or a Change in Control”:

•	medical, dental and vision insurance;

•	401(k) plan (see “Retirement Plans” below for a description of our 401(k) plan);

•	employee assistance program;

•	short- and long-term disability, life insurance, accidental death and dismemberment insurance; and

•	health and dependent care flexible spending accounts.

Retirement Plans

We maintain a 401(k) retirement plan which is intended to be a tax-qualified defined contribution plan under Section 401(k) of the Internal Revenue Code. All of our U.S. employees are eligible to participate on the first day of the month following their date of hire. The 401(k) plan includes a salary deferral arrangement pursuant to which participants may elect to reduce their current compensation up to the statutorily prescribed limit, which was equal to $16,500 in 2011 and is equal to $17,000 in 2012 (catch up contributions for employees over 50 allow for an additional $5,500 each year), and have the amount of their compensation reduction contributed to the 401(k) plan.

Employment Agreements with Named Executive Officers

We are party to employment agreements with Messrs. Kohli and Hungle, and were party to an employment agreement with Mr. Das while he was employed by us. These agreements were entered into upon the commencement of each respective named executive officer’s employment and have been subsequently amended. Each employment agreement provides for “at will” employment of the respective named executive officer, which means that the employment relationship can be ended by the named executive officer or by us at any time, subject to the executive’s potential right to certain severance benefits as described below under “Potential Payments Upon Termination or a Change in Control.”

Each employment agreement provides for an annual salary, subject to adjustment by the Board of Directors or an authorized committee of our Board of Directors. The following chart shows the current annual base salaries for Messrs. Kohli and Hungle.

Named Executive Officer	Base Salary ($)
Pardeep Kohli	380,000
Terry Hungle	270,000

Each named executive officer’s employment agreement entitles him to equity compensation in such forms and amounts as determined by our Board of Directors or an authorized committee of our Board of Directors, to be covered by our directors’ and officers’ insurance policy and to be reimbursed for reasonable and necessary out-of-pocket business expenses. Messrs. Kohli and Hungle are entitled to participate in any executive bonus or performance-based incentive plan to the extent determined by our Board of Directors or an authorized committee of our Board of Directors. Mr. Das’s employment agreement entitled him to participate in our sales compensation program, which is described under “Summary Compensation Table — Cash Awards Under the 2011 Sales Compensation Plan.”

Each named executive officer’s employment agreement also contains the following covenants and provisions:

•

confidentiality: each named executive officer is required to hold our confidential information in strictest confidence and not to disclose our confidential information, unless authorized by our Board of Directors in writing or pursuant to a written non-disclosure agreement that adequately protects the confidential information, at all times during and after the named executive officer’s employment;

•

non-solicitation: each named executive officer is prohibited from (i) directly or indirectly soliciting our employees, contractors or consultants, (ii) interfering with our relationships with existing clients or attempting to take away our business with those clients, (iii) interfering or competing with any of our proposal efforts contemplated to be submitted to a client within twelve months of the end of the executive’s employment with us and (iv) using any personal relationships or business contacts used within two years prior to the end of the executive’s employment in a manner competitive with our business, in each case at all times during and for twelve months following the end of employment;

•

non-competition: each named executive officer is prohibited from (i) serving as an advisor, agent, consultant, director, employee, officer, partner or otherwise, (ii) having any ownership in (other than passive investments in publicly-traded companies) or (iii) participating in the organization, operation or management of any business competitive with us in the state of Texas or anywhere in the world where we have non-trivial operations prior the termination of the executive’s employment, at all times during and for twelve months following the end of employment;

•

excise tax gross-up: each named executive officer is entitled to a gross-up in the event any severance or other benefit paid under his employment agreement triggers an excise tax imposed by Section 4999 of the Internal Revenue Code; and

•

mandatory arbitration: all disputes arising out of the executive’s service with us are subject to mandatory arbitration, which arbitration is final (except in the case of disputes arising out of the non-competition provisions of the employment agreement).

Each named executive officer, like substantially all of our employees, has executed an employee proprietary information agreement as a condition to his employment. Each of Messrs. Kohli and Hungle is also entitled to, and under his employment agreement Mr. Das would have been entitled to, certain benefits upon termination of employment under certain circumstances, including in connection with a change in control of us. These benefits are described below in “Potential Payments upon Termination or a Change in Control.”

The foregoing description of the employment agreements of our named executive officers is a summary only and is qualified in its entirety by reference to the employment agreements of our current named executive officers, which have been filed with the SEC as exhibits to the registration statement of which this prospectus forms a part.

Potential Payments upon Termination or a Change in Control

General Severance Benefits

The employment agreements of each of our named executive officers, which are described above under “Employment Agreements with Named Executive Officers,” include certain severance benefits payable to the named executive officer in the event he is involuntarily terminated by us without cause or he resigns his position with us for good reason (“cause” and “good reason” as defined under these employment agreements are described below), except that Mr. Das’s employment agreement did not entitle him to benefits upon resignation for good reason. In that situation, each named executive officer would be entitled to the following severance benefits: (i) six months’ continued payment of his base salary in effect at the time of termination or resignation, (ii) accelerated vesting of all equity awards held by the named executive officer that would have vested within the twelve months following the termination or resignation (six months in the case of Mr. Das), except to the extent the terms of a particular equity award provide otherwise, (iii) reimbursement of health and dental insurance premiums for six months following termination and (iv) any payments due and unpaid under a performance incentive plan.

The named executive officers are entitled to additional benefits in the event they are terminated in connection with a change in control of us, as described below.

Additional Benefits upon Termination in Connection with a Change in Control

In addition to the severance benefits described above under “— General Severance Benefits,” our employment agreements with Messrs. Kohli and Hungle provide for, and our employment agreement with Mr. Das provided for, accelerated vesting of all outstanding equity awards held by such officer, including the options described above in the “Outstanding Equity Awards at Fiscal Year-End” table and related footnotes, in the event that such named executive officer is terminated involuntarily or resigns for good reason upon or following a change in control of us, unless the terms of a particular equity award provide otherwise, except that Mr. Das would not have been entitled to accelerated vesting upon resignation for good reason and he would have been entitled to 12 months’ accelerated option vesting rather than full acceleration.

The employment agreements of Mr. Kohli and Mr. Hungle additionally provide that if Mr. Kohli or Mr. Hungle is terminated without cause or resigns for good reason prior to or following a change in control of us, we will be required to execute an amendment to his option agreements to extend the exercisability of his options to the date that is one year after the earliest to occur of (i) a change in control of us, (ii) an initial public offering or (iii) the termination or resignation, if it occurs after a change in control of us or an initial public offering. This exercisability period will be further extended by any time period during which the executive’s option shares are subject to a lock-up, market standoff or similar restriction or otherwise refrains from selling his option shares at the request of an underwriter.

In addition, our amended and restated 2005 Stock Plan gives, and we expect our 2013 Equity Incentive Plan to give, our Board of Directors the authority, in its discretion, to provide for full acceleration of the vesting of any unvested stock options or stock purchase rights, including those held by our named executive officers, in the event of a merger or change in control of us. See “Benefit Plans — Amended and Restated 2005 Stock Plan” and “Benefit Plans — 2013 Equity Incentive Plan” for more information.

Definitions of “Cause,” “Good Reason” and “Change in Control”

The employment agreements of Messrs. Kohli, Hungle and Das define “cause” and “good reason” in substantially the same manner.

“Cause” is generally defined as:

•	the officer’s continued failure to perform his duties;

•	any willful act of personal dishonesty, fraud or misrepresentation taken by the officer which was intended to result in his substantial gain or personal enrichment at our expense;

•	willful violation of a federal or state law or regulation applicable to our business in a manner materially injurious to us;

•	conviction of a felony or a plea of nolo contendere; or

•	willful breach of the terms of the non-competition provisions of his employment agreement or his employee proprietary information agreement with us.

“Good reason” is generally defined as the occurrence of any of the following without the executive’s consent:

•	a material reduction of his salary, overall benefits package, duties or responsibilities except, generally, for any reduction of responsibilities related to an acquisition of us by a larger entity; or

•	his relocation to a facility or a location more than fifty miles from his then-present location.

“Change in control” is generally defined as a change in ownership or control of us effected through any of the following transactions:

•

a merger, consolidation or other reorganization approved by our stockholders in which a change in ownership or control of us is effected through the acquisition by any person, or group of persons acting together, of beneficial ownership of securities possessing more than fifty percent (50%) of the total combined voting power of our outstanding securities (as measured in terms of the power to vote with respect to the election of Board members);

•	a sale, transfer or other disposition of all or substantially all of our assets;

•

any transaction or series of related transactions pursuant to which any person or any group of persons acting together acquires, directly or indirectly (whether as a result of a single acquisition or one or more acquisitions within a rolling twelve (12)-month period), beneficial ownership of securities possessing more than fifty percent (50%) of the total combined voting power of our securities (as measured in terms of the power to vote with respect to the election of Board members) outstanding immediately after the such transaction or series of related transactions, whether such transaction involves a direct issuance of securities by us or the acquisition of outstanding securities held by one or more of our existing stockholders; or

•

a change in the composition of our Board of Directors over a period of thirty-six (36) consecutive months or less such that a majority of the Board members ceases, by reason of one or more contested elections for Board membership, to be comprised of individuals who either have been Board members continuously since the beginning of such thirty-six (36)-month period or have been elected or nominated for election as Board members during such period by at least a majority such Board members who were still in office at the time the Board approved such election or nomination.

Separation of Devkumar Das

Mr. Das’s employment with us terminated effective in January 2012. Pursuant to a separation agreement we entered into with Mr. Das, he received the severance benefits to which he was entitled under his employment agreement, as described above under “Potential Payments upon Termination or a Change in Control — General Severance Benefits.” Mr. Das did not exercise any of his options following his termination, and therefore his options were forfeited.

Benefit Plans

Amended and Restated 2005 Stock Plan

Our amended and restated 2005 Stock Plan was initially adopted by our Board of Directors in October 2005, was subsequently approved by our stockholders, and was amended in April 2006, September 2006, February 2007, October 2007, October 2010, May 2011 and December 2012. In March 2007, our Board of Directors approved the adoption of sub-plans for the grant of stock options to our employees in India and the United Kingdom. In May 2011, in connection with our sale of Series E redeemable convertible preferred stock, our amended and restated 2005 Stock Plan was amended to (i) increase the maximum number of shares of common stock that may be issued or subject to stock options by 8,759,890 shares to 24,315,515 shares and (ii) provide our Board of Directors discretionary authority to cancel any outstanding option, to the extent unvested, without consideration in the event of a merger or other change in control of us in which the acquiror does not assume or substitute options issued under the amended and restated 2005 Stock Plan. In December 2012, our amended and restated 2005 Stock Plan was amended to clarify that our Board of Directors has discretionary authority, upon a merger or other change of control of the Company, to allow for the acquiring company to assume our amended and restated 2005 Stock Plan and the options issued thereunder.

Our amended and restated 2005 Stock Plan provides for the grant of nonstatutory stock options, incentive stock options and stock purchase rights to our employees, directors and consultants. The maximum number of shares of common stock that may be issued under the amended and restated 2005 Stock Plan is 24,315,515 shares. As of September 30, 2012, options to purchase 18,666,971 shares of common stock were outstanding and 1,988,710 shares of common stock remained available for future grant. Additionally, in October 2012 our Board of Directors authorized for grant options to purchase 520,750 shares of common stock under the amended and restated 2005 Stock Plan. No stock purchase rights are outstanding under the amended and restated 2005 Stock Plan. Awards that expire, become unexercisable or are forfeited become available for future grant under the amended and restated 2005 Stock Plan.

The standard form of option agreement under the amended and restated 2005 Stock Plan provides that options will vest 25% on the first anniversary of the vesting start date with the remainder vesting ratably over the next 36 months, subject to continued service through each applicable vesting date. Under our amended and restated 2005 Stock Plan, our Board of Directors, or a committee designated by our Board of Directors, has the authority to grant options with early exercise rights, subject to our repurchase right that lapses as the shares vest on the original vesting schedule, and to provide for accelerated vesting. To date, substantially all of the options granted under our amended and restated 2005 Stock Plan contain the early exercise feature.

The standard form of option agreement under the 2005 Stock Plan also restricts the transfer of shares of our common stock issued pursuant to an award for the period specified by the representative of the underwriters not to exceed 180 days following the effective date of the registration statement related to this offering.

The term of an incentive stock option may not exceed 10 years and the exercise price may not be less than the fair market value on the grant date, except that with respect to any optionee who owned 10% of the voting power of all classes of our outstanding stock as of the grant date, the term may not exceed 5 years and the exercise price of the incentive stock option must equal at least 110% of the fair market value on the grant date.

After the termination of service of an employee, director or consultant, he or she may exercise his or her options to the extent vested for the period of time stated in his or her option agreement. Generally, if termination is due to disability, the option will remain exercisable for six months, and if termination is due to death, the option will remain exercisable for one year. In all other cases, the option will generally remain exercisable for three months following the termination of service. However, in no event may an option be exercised later than the expiration of its term.

Unless the administrator provides otherwise, our amended and restated 2005 Stock Plan generally does not allow for the transfer of awards and only the recipient of an award may exercise an award during his or her lifetime.

Our amended and restated 2005 Stock Plan does not include, as a default provision, any acceleration of vesting of outstanding option awards in the event of a merger, acquisition or other change in control of us. Instead, our amended and restated 2005 Stock Plan provides that, in the event of a merger or change in control as defined under the 2005 Stock Plan, each outstanding option shall be (i) assumed, (ii) substituted with an equivalent option by the successor entity or (iii) cancelled in exchange for a payment to the optionee of the amount, with respect to each vested share, by which the value of the per-share acquisition or merger consideration exceeds the per-share exercise price, if any. If the successor entity does not assume or substitute the outstanding options, then each option will be cancelled without consideration to the extent not exercised prior to the closing of the change in control transaction. Our Board of Directors, or a committee designated by our Board of Directors, is required to give notice of any proposed merger or change in control prior to the closing date. If the consideration received in the merger or change in control is not solely common stock of the successor corporation or its parent, our Board of Directors, or a committee designated by our Board of Directors, may, with the consent of the successor corporation, provide for the consideration to be received upon the exercise of each share subject to the option to be solely common stock of the successor corporation or its parent equal in fair market value to the per share consideration received by holders of common stock in the merger or change in control.

In the event of a merger or change in control of us, our Board of Directors may, in its discretion, provide for each unvested stock option or stock purchase right to (i) fully vest and become exercisable, (ii) be assumed or an equivalent option or right substituted, (iii) be canceled without the payment of any consideration, or (iv) be treated in any other manner permitted by applicable law. “Change in control” is defined in our amended and restated 2005 Stock Plan as:

•

the acquisition of our company by another entity by means of any transaction or series of related transactions (including, without limitation, any merger, consolidation or other form of reorganization in which our outstanding shares are exchanged for securities or other consideration issued, or caused to be issued, by the acquiring entity or its subsidiary, but excluding any transaction effected primarily for the purpose of changing our jurisdiction of incorporation) that results in the transfer or acquisition of at least a majority of the voting power of our outstanding shares to that other entity; or

•	a sale of all or substantially all of our assets or the exclusive license of all or substantially all of our intellectual property by means of any transaction or series of related transactions.

The amended and restated 2005 Stock Plan is administered by our Board of Directors. Our Board of Directors is permitted to delegate the administration of the amended and restated 2005 Stock Plan to a committee. Our Board of Directors also has the authority to amend or modify the amended and restated 2005 Stock Plan, as long as the amendment or modification does not impair the rights of any participant without the written consent of that participant, and provided further that the Board of Directors must obtain stockholder approval of any amendment to the extent required by applicable law.

We will not grant any additional awards under our amended and restated 2005 Stock Plan following this offering. Instead, we will grant options under our 2013 Equity Incentive Plan described below. However, following this offering, our amended and restated 2005 Stock Plan will continue to govern the terms and conditions of all outstanding options previously granted under the amended and restated 2005 Stock Plan.

2013 Equity Incentive Plan

Prior to the completion of this offering, our Board of Directors expects to adopt, subject to the approval of our stockholders, the Mavenir Systems, Inc. 2013 Equity Incentive Plan. The 2013 Equity Incentive Plan is a broad-based incentive plan that provides for granting stock options, stock awards, performance awards and other stock-based awards and substitute awards to employees, service providers and non-employee directors.

The maximum number of shares of common stock initially reserved for issuance under the 2013 Equity Incentive Plan shall be            shares, plus

(1)	any shares of common stock that, as of this offering, have been reserved but not issued pursuant to any awards granted under the amended and restated 2005 Stock Plan and are not subject to any awards granted thereunder, and

(2)	any shares of common stock subject to stock options or similar awards granted under the amended and restated 2005 Stock Plan that expire or otherwise terminate without having been exercised in full and shares of common stock pursuant to awards granted under the amended and restated 2005 Stock Plan that are forfeited to or repurchased by us, with the maximum number of shares of common stock to be added to the 2013 Equity Incentive Plan pursuant to clauses (1) and (2) above equal to            shares of common stock. The number of shares reserved for issuance under the 2013 Equity Incentive Plan will automatically increase on January 1st of each calendar year during the term of the 2013 Equity Incentive Plan, commencing on January 1, 2014, by

(i)	an amount, or the Annual Increase Amount, equal to the lesser of

(A)	percent ( %) of the total number of shares of common stock outstanding on the last trading day in December of the immediately preceding year and

(B)	shares, or

(ii)	such other amount that is lower than the lesser of the amount determined by clauses (i)(A) and (B) above that our Board of Directors, in its sole discretion (but without any obligation), may determine shall be the Annual Increase Amount with respect to any applicable annual period.

The shares of common stock issued pursuant to awards granted under the 2013 Equity Incentive Plan may be authorized, but unissued, or reacquired common stock.

The maximum number of shares of common stock that may be issued under the 2013 Equity Incentive Plan pursuant to the exercise of incentive stock options is the lesser of (X)            shares, increased on the first trading day of January each year during the term of the 2013 Equity Incentive Plan, beginning with the year ending December 31, 2013, by the Annual Increase Amount, and (Y)            shares. No more than options, stock appreciation rights or shares of common stock shall be issued to any one participant pursuant to the 2013 Equity Incentive Plan in any one year. With respect to performance awards paid in cash or a combination of cash and common stock, the sum of such cash and common stock underlying an award paid to any one individual in any one year shall not exceed             shares and/or $        million.

The 2013 Equity Incentive Plan will be administered by the compensation committee of our Board of Directors. The Board will maintain concurrent authority with respect to administration of the 2013 Equity Incentive Plan except in the case of awards to “covered employees” as defined in Section 162(m) of the Internal Revenue Code. The compensation committee and the Board will have the full authority, subject to the terms of the 2013 Equity Incentive Plan, to establish rules and regulations for the proper administration of the 2013 Equity Incentive Plan, to promulgate forms of award agreements, to select the employees, service providers and directors to whom awards are granted and to determine the type of awards made and the terms of the awards. However, awards to “covered employees” may be administered only by the compensation committee.

This description of the 2013 Equity Incentive Plan is a summary only and is qualified in its entirety by the terms and provisions of the 2013 Equity Incentive Plan, a copy of which is attached as an exhibit to the registration statement of which this prospectus forms a part.

2012 Executive Bonus Plan

Upon the recommendation of our compensation committee, our Board of Directors has adopted a 2012 Executive Bonus Plan, or the 2012 EBP. The 2012 EBP will be administered by a special committee consisting of our Chief Executive Officer, our Chief Financial Officer and our Vice President of Human Resources. The 2012 EBP provides for annual cash awards to eligible participants, based on (i) their individual achievements as determined by our Chief Executive Officer and agreed upon by the Board of Directors and (ii) the achievement of company-wide targets for revenue and operating income, with multipliers for above-target achievement. The targets and potential bonus compensation are set, on an individual basis, by the committee administering the 2012 EBP, and are subject to adjustment in the discretion of the committee.

All bonus payments under the 2012 EBP, which are expected to be made in early 2013, are subject to final approval by our Board of Directors.

2012 Sales Commission Plan

Upon the recommendation of our compensation committee, our Board of Directors has adopted a 2012 Sales Commission Plan, or the 2012 SCP. The 2012 SCP will be administered by a special committee consisting of our Chief Executive Officer and our Chief Financial Officer. The 2012 SCP provides for periodic cash awards to the participants designated therein, based on the achievement of established targets with respect to customer orders. The targets are established by the committee administering the 2012 SCP for each participant, and are subject to adjustment in the discretion of the committee including to reflect market conditions or other factors beyond our or the participants’ control. In addition, the 2012 SCP includes new account incentives providing for flat quarterly cash payments to certain participants who participate in the successful acquisition of a new customer.

Other Compensation Policies

Stock Ownership Guidelines

Currently, we have not implemented a policy regarding minimum stock ownership requirements for our named executive officers. The compensation committee will consider whether to adopt such a policy in the future.

Recovery of Compensation

Currently, we have not implemented a policy regarding retroactive adjustments to any cash or equity-based incentive compensation paid to our named executive officers or other employees where the payments were predicated upon the achievement of financial results that were subsequently the subject of a financial restatement. Once we are publicly traded, we expect that the compensation committee will adopt, or recommend that our Board of Directors adopt, a compensation recovery policy consistent with the requirements of Section 954 of the Dodd–Frank Wall Street Reform and Consumer Protection Act.

Pursuant to the terms of our 2012 Sales Commission Plan described above under “— Benefit Plans — 2012 Sales Commission Plan,” we have a policy of recovering sales commission payments to our sales executives to the extent such payments are predicated on sales orders that are later de-booked, rescinded or otherwise not fulfilled.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

The following is a description of transactions or series of transactions since January 1, 2009, to which we were or will be a party, in which:

•	the amount involved in the transaction exceeds $120,000; and

•	in which any of our executive officers, directors and principal stockholders, including their immediate family members, had or will have a direct or indirect material interest.

Compensation arrangements for our named executive officers and our directors are described elsewhere in this prospectus under “Management — Director Compensation” and “Executive Compensation.”

Sale of Series D Redeemable Convertible Preferred Stock

In June 2010, we issued and sold an aggregate of 12,100,007 shares of our Series D redeemable convertible preferred stock, at a price per share of $1.1219, for aggregate proceeds of approximately $13,575,000. Certain of the shares of Series D redeemable convertible preferred stock were sold to entities affiliated with certain members of our Board of Directors and other holders of more than 5% of a class of our voting securities.

We believe that the terms obtained and consideration received in the Series D financing are comparable to terms and consideration we could have received in an arms’ length transaction. Our full Board of Directors reviewed and approved the terms of our Series D financing.

The table below and the accompanying footnotes summarize this sale:

Purchaser	Shares of Series D Redeemable Convertible Preferred Stock Purchased(1)	Aggregate Purchase Price
Entities affiliated with North Bridge Venture Partners(2)	5,348,071	$6,000,000
Austin Ventures VIII, L.P.(3)	2,317,497	2,600,000
Alloy Ventures 2005, L.P.(4)	1,871,824	2,099,999
Greenspring Associates Crossover Ventures I, L.P.(5)	1,247,883	1,400,000
Cisco Systems, Inc.(6)	958,195	1,074,999

Total	11,743,470	$13,174,998

(1)	Upon the completion of this offering, all shares of our Series D redeemable convertible preferred stock will automatically convert into shares of our common stock on a one-for-one basis.
(2)	Funds affiliated with North Bridge Venture Partners collectively hold greater than 5% of a class of our voting stock. Jeffrey P. McCarthy, an affiliate of these funds, is a member of our Board of Directors.
(3)	Austin Ventures VIII, L.P. is a holder of greater than 5% of a class of our voting stock.
(4)	Alloy Ventures 2005, L.P. is a holder of greater than 5% of a class of our voting stock. Ammar H. Hanafi, an affiliate of Alloy Ventures 2005, L.P., is a member of our Board of Directors.
(5)	Greenspring Associates Crossover Ventures I, L.P. is, prior to the completion of this offering, and became as a result of this transaction, a holder of greater than 5% of a class of our voting stock.
(6)	Cisco Systems, Inc. is, prior to the completion of this offering, a holder of greater than 5% of a class of our voting stock. These shares were purchased and are held by Starent Networks LLC, (formerly known as Starent Networks Corp.), which at the time of this transaction was, and remains, a wholly-owned subsidiary of Cisco Systems, Inc.

Sale of Series E Redeemable Convertible Preferred Stock

In May and July 2011, we issued and sold an aggregate of 31,885,207 shares of our Series E redeemable convertible preferred stock, at a price per share of $1.2545, for aggregate proceeds of approximately

$40,000,000. Certain of the shares of Series E redeemable convertible preferred stock were sold to entities affiliated with certain members of our Board of Directors and other holders of more than 5% of a class of our voting securities.

We believe that the terms obtained and consideration received in the Series E financing are comparable to terms and consideration we could have received in an arms’ length transaction. Our full Board of Directors reviewed and approved the terms of our Series E financing.

The table below and the accompanying footnotes summarize these sales:

Purchaser	Shares of Series E Redeemable Convertible Preferred Stock Purchased(1)	Aggregate Purchase Price
August Capital V Special Opportunities, L.P.(2)	20,326,823	$25,499,999
Entities affiliated with Cross Creek Capital(3)	2,789,956	3,500,000
Entities affiliated with North Bridge Venture Partners(4)	2,703,232	3,391,205
Entities affiliated with Austin Ventures(5)	2,546,682	3,194,813
Alloy Ventures 2005, L.P. (6)	1,894,465	2,376,606
Cisco Systems, Inc.(7)	705,436	884,969
Greenspring Associates Crossover Ventures I, L.P.(8)	121,484	152,402

Total	31,088,078	$38,999,994

(1)	Upon the completion of this offering, all shares of our Series E redeemable convertible preferred stock will automatically convert into shares of our common stock on a one-for-one basis.
(2)	August Capital V Special Opportunities, L.P. (as nominee for August Capital V Special Opportunities, L.P., August Capital Strategic Partners V, L.P. and related individuals) is, and became as a result of this transaction, a holder of greater than 5% of a class of our voting stock. Vivek Mehra, an affiliate of August Capital V Special Opportunities, L.P., is a member of our Board of Directors.
(3)	Entities affiliated with Cross Creek Capital, as a result of this transaction, collectively hold greater than 5% of a class of our voting stock.
(4)	Funds affiliated with North Bridge Venture Partners collectively hold greater than 5% of a class of our voting stock. Jeffrey P. McCarthy, an affiliate of these funds, is a member of our Board of Directors.
(5)	Austin Ventures VIII, L.P. is a holder of greater than 5% of a class of our voting stock.
(6)	Alloy Ventures 2005, L.P. is a holder of greater than 5% of a class of our voting stock. Ammar H. Hanafi, an affiliate of Alloy Ventures 2005, L.P., is a member of our Board of Directors.
(7)	Cisco Systems, Inc. is, prior to the completion of this offering, a holder of greater than 5% of a class of our voting stock. These shares were purchased and are held by Starent Networks LLC, (formerly known as Starent Networks Corp.), which at the time of this transaction was, and remains, a wholly-owned subsidiary of Cisco Systems, Inc.
(8)	Greenspring Associates Crossover Ventures I, L.P. is, prior to the completion of this offering, a holder of greater than 5% of a class of our voting stock.

Amended and Restated Investors’ Rights Agreement

In connection with our Series D financing, we entered into an amended and restated investors’ rights agreement with certain of our stockholders, including Alloy Ventures 2005, L.P., Austin Ventures VIII, L.P., entities affiliated with North Bridge Venture Partners, Greenspring Associates Crossover Ventures I, L.P. and Starent Networks LLC, a wholly-owned subsidiary of Cisco Systems, Inc. The agreement was then amended and restated in connection with our Series E financing, and August Capital V Special Opportunities, L.P. and entities affiliated with Cross Creek Capital became additional parties to this amended and restated agreement. The amended and restated investors’ rights agreement among other things:

•

grants such stockholders certain registration rights with respect to shares of our common stock, including shares of common stock issued or issuable upon conversion of our redeemable convertible preferred stock;

•	obligates us to deliver periodic financial statements to any stockholder who holds at least 1,000,000 shares of our preferred stock, which we refer to as a “qualified holder”;

•

grants a right of first offer with respect to sales of our shares by us, subject to specified exclusions (which exclusions include the sale of the shares in connection with this offering), to qualified holders; and

•

requires us to reimburse certain legal expenses of Alloy Ventures, August Capital, Austin Ventures, North Bridge Venture Partners and Starent Networks LLC in connection with future financings or a liquidation event.

Our amended and restated investors’ rights agreement also provides for, among other things, the voting of shares with respect to the constituency of our Board of Directors.

For more information regarding the registration rights provided in this agreement, please refer to the section of this prospectus titled “Description of Capital Stock — Registration Rights.”

Certain provisions of this agreement, including the voting provisions and the covenants described above, will terminate automatically upon completion of this offering. This is not a complete description of the amended and restated investors’ rights agreement and is qualified by the full text of the amended and restated investors’ rights agreement filed as an exhibit to the registration statement of which this prospectus is a part.

Right of First Refusal and Co-Sale Agreement

In connection with our Series D financing, we entered into an amended and restated right of first refusal and co-sale agreement with certain of our stockholders, including Alloy Ventures 2005, L.P., Austin Ventures VIII, L.P., entities affiliated with North Bridge Venture Partners, Greenspring Associates Crossover Ventures I, L.P., Starent Networks LLC, a wholly-owned subsidiary of Cisco Systems, Inc. and Pardeep Kohli, our President and Chief Executive Officer. The agreement was then amended and restated in connection with our Series E financing, and August Capital V Special Opportunities, L.P. and entities affiliated with Cross Creek Capital became additional parties to this amended and restated agreement. The amended and restated right of first refusal and co-sale agreement, among other things:

•	grants our investors certain rights of first refusal and co-sale with respect to proposed transfers of our securities by certain stockholders; and

•	grants us certain rights of first refusal with respect to proposed transfers of our securities by certain stockholders.

The amended and restated right of first refusal and co-sale agreement will terminate automatically upon completion of this offering.

Indemnification Agreements

We have entered into indemnification agreements with each of our directors and executive officers. These agreements, among other things, require us to indemnify each director and executive officer to the fullest extent permitted by Delaware law, including indemnification expenses such as attorneys’ fees, judgments, fines and settlement amounts incurred by the director or executive officer in any action or proceeding, including any action or proceeding by or in right of us, arising out of the person’s services as a director or executive officer. These indemnification agreements are described in more detail under “Management — Limitations on Liability and Indemnification Agreements.”

Reseller OEM Agreement with Cisco Systems

We entered into a Reseller OEM Agreement with Starent Networks in October 2008. We entered into this agreement concurrently with our issuance to Starent Networks of (i) 6,287,989 shares of our Series C redeemable convertible preferred stock for an aggregate purchase price of $6.0 million and (ii) a warrant to purchase 6,287,979 shares of our Series C redeemable convertible preferred stock at an exercise price of $0.9542 per share. As a result of its investment in our Series C redeemable convertible preferred stock, Starent Networks became a holder of greater than 5% of a class of our voting securities. In December 2009, Cisco Systems (Cisco) completed its acquisition of Starent Networks and this Reseller OEM Agreement was assigned from Starent Networks to Cisco in September 2010.

During 2011, 2010 and 2009, we earned $23.3 million, $5.8 million and $6.1 million in revenues under the Reseller OEM Agreement with Cisco, respectively, and we earned $21.0 million in revenues under the Reseller OEM Agreement in the nine months ended September 30, 2012. As of September 30, 2012, we also had outstanding accounts receivable of $3.6 million under the Reseller OEM Agreement. The following description of the Reseller OEM Agreement is a summary only and is qualified by the text of the Reseller OEM Agreement filed as an exhibit to the registration statement of which this prospectus is a part.

Term. The initial term of the Reseller OEM Agreement originally continued until October 2012 (four years after the effective date), and in August 2012 Cisco elected by written notice to extend the Reseller OEM Agreement for an additional one-year term (through October 2013). Cisco has the right to renew for one additional one-year term, and thereafter, the Reseller OEM Agreement is automatically renewed for one-year terms unless either party elects to terminate it by advance notice at the end of a term. Either party may terminate the Reseller OEM Agreement upon a material uncured breach by the other party.

General. Under the Reseller OEM Agreement, Cisco is permitted but not obligated to order our solutions for resale to distributors or to end users, either as branded Mavenir products or as re-branded Cisco products. To support the successful deployment of our solutions, we are obligated under the Reseller OEM Agreement to participate in testing of our solutions and to provide certain maintenance and support services, at agreed-upon rates, to Cisco and any such distributor or end users. If Cisco enters into an agreement with an end-user to provide our solutions, Cisco has the right to seek our consent to a “back-to-back” agreement in which Cisco passes to us certain of its obligations to the end-user with respect to our solutions, which consent may not be unreasonably withheld.

Limited Exclusivity. If Cisco brings us a sales opportunity for any Mavenir solution with respect to a customer or potential customer and Cisco presents a reasonable account plan with respect to that customer, Cisco will have one year of exclusivity with respect to sales of our solutions to that customer if that customer is one of the approximately 30 large mobile service providers that is defined as a “Tier One” account in the Reseller OEM Agreement, and Cisco will have six months of exclusivity if that customer is not a “Tier One” customer.

“Most Favored Customer” Provision. We agree that, during the term of the Reseller OEM Agreement, the fees, terms and conditions for our solutions and services are and will be no less favorable to Cisco than those that we provide to our other customers, including reseller customers, of substantially similar volume or amount of sales of our products with substantially similar features and functionality.

If at any time we are not compliant with this “most favored customer” obligation, we are required to (i) apply the lower price to all pending and subsequent orders throughout the remainder of the term of the Reseller OEM Agreement, (ii) reissue all paid and unpaid invoices originally issued to Cisco for our products and services as of the date that we offered a lower price to another customer, which reissued invoices must reflect the lower price and (iii) at Cisco’s option, remit the difference to Cisco in the form of cash or a credit for future purchases of our products and services. We are required to annually audit our compliance with this “most favored customer” covenant, including pricing and terms that we offer to other customers, to annually certify our compliance to Cisco and to inform Cisco of any price reductions that it has received as a result of our compliance with this covenant. Cisco also has the ability to audit our customer records not more than once a year to confirm our compliance with this “most favored customer” provision.

Source Code Escrow. The Reseller OEM Agreement also includes a provision requiring us to deposit the source code for our solutions into a source code escrow, and such source code could be released to Cisco under certain circumstances, such as our material breach of the Reseller OEM Agreement, material and repeated failure to provide required support or maintenance or if we are subject to a bankruptcy proceeding or otherwise liquidate or cease to do business as a going concern.

Indemnity and Liquidated Damages. We agree in the Reseller OEM Agreement to indemnify Cisco against certain third-party claims relating to alleged infringement of intellectual property rights by our products or services or the failure to comply with any open-source license by any of our technology that becomes subject to an open-source license. In addition, we are subject to certain liquidated damages, performance penalty and refund obligations in the event that our products cause network outages or lack of availability and we are unable to resolve such issues within specified response times. We are also generally required to pay liquidated damages or performance penalties that Cisco may incur to an end user caused by the use of our products by that end user.

Bonus Participation Agreements with Certain Executive Officers

Terence McCabe, our Chief Technology Officer, and Carolyn Turner, our Vice President of Human Resources, joined us from Airwide Solutions when we acquired that company in May 2011. In connection with our acquisition of Airwide Solutions, the board of directors of Airwide Solutions approved an Incentive Bonus Plan for certain Airwide Solutions employees that were joining us. Our wholly-owned subsidiary that merged with Airwide Solutions entered into participation agreements with Mr. McCabe and Ms. Turner pursuant to which they were granted cash awards under this Incentive Bonus Plan totaling $150,000 for Mr. McCabe and $100,000 for Ms. Turner. These awards each vested in three installments of 30%, 30% and 40%, with vesting dates occurring six, twelve and eighteen months following our acquisition of Airwide Solutions. Each vesting date was contingent upon the respective officer’s continued service with us.

Policies and Procedures for Related Person Transactions

As provided by our audit committee charter, to be in effect upon the completion of this initial public offering, our audit committee will establish procedures for the review and approval in advance of any related person transaction, and all of our directors, officers and employees will be required to report to our audit committee any such related person transaction prior to its completion. Prior to the completion of this offering, our Board of Directors reviewed related person transactions. Each of the related person transactions described above was submitted to and approved by our Board of Directors, except that our Board of Directors did not specifically review the participation agreements for Mr. McCabe and Ms. Turner described above under “— Bonus Participation Agreements with Certain Executive Officers.”

PRINCIPAL STOCKHOLDERS

The following table sets forth, as of September 30, 2012, information regarding the beneficial ownership of our common stock by:

•	each person, or group of affiliated persons, who is known by us to be the beneficial owner of five percent or more of our outstanding common stock;

•	each of our directors;

•	each of our named executive officers; and

•	all our directors and executive officers as a group (14 persons).

The information in the following table is calculated based on 124,411,627 shares of common stock outstanding before this offering and              shares of common stock outstanding after this offering. The number of shares outstanding is based on the number of shares of common stock outstanding on September 30, 2012 as adjusted to give effect to:

•	the automatic conversion of all outstanding shares of our preferred stock into 115,167,418 shares of common stock upon the completion of this offering; and

•	the sale of shares of common stock in this offering (assuming no exercise of the underwriters’ option to purchase additional shares).

Each individual or entity shown on the table has furnished information with respect to beneficial ownership. Except as otherwise indicated below, the address of each officer, director and five percent stockholder listed below is c/o Mavenir Systems, Inc., 1700 International Parkway, Suite 200, Richardson, TX 75081.

We have determined beneficial ownership in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. In addition, the rules include shares of common stock issuable pursuant to the exercise of stock options that are either immediately exercisable or exercisable within 60 days of September 30, 2012. These shares are deemed to be outstanding and beneficially owned by the person holding those options for the purpose of computing the percentage ownership of that person, but they are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated, the persons or entities identified in this table have sole voting and investment power with respect to all shares shown as beneficially owned by them.

	Shares of Common Stock Beneficially Owned	Percentage of Shares Outstanding
		Before Offering	After Offering
5% Stockholders
Entities affiliated with North Bridge Venture Partners(1)	30,470,603	24.5%		%
Austin Ventures VIII, L.P.(2)	28,705,987	23.1
Alloy Ventures 2005, L.P.(3)	21,354,253	17.2
August Capital V Special Opportunities, L.P.(4)	20,326,823	16.3
Cisco Systems, Inc.(5)	14,239,609	10.9
Directors and Executive Officers
Pardeep Kohli(6)	6,186,517	4.7
Terry Hungle(6)	1,499,393	1.2
Terence McCabe(6)	300,000	*
Matt Dunnett(6)	300,000	*
Bahram Jalalizadeh(6)	1,272,212	1.0
Sam Garrett(6)	225,000	*
David Lunday(6)	150,000	*
Carolyn Turner(6)	300,000	*
Ammar H. Hanafi(3)	21,354,253	17.2
Jeffrey P. McCarthy(1)	30,470,603	24.5
Vivek Mehra(5)	20,326,823	16.3
Hubert de Pesquidoux(6)	48,906	*
Benjamin L. Scott(6)	150,000	*
Venu Shamapant	—	—	—
All executive officers and directors as a group (14 persons)	82,583,707	61.2%		%

*	Less than one percent.
(1)	Consists of (a) 11,869,125 shares of common stock held by North Bridge Venture Partners V-A, L.P., (b) 5,817,532 shares of common stock held by North Bridge Venture Partners V-B, L.P. and (c) 12,783,946 shares of common stock held by North Bridge Venture Partners VI, L.P. North Bridge Venture Management V, L.P. is the sole general partner of North Bridge Venture Partners V-A, L.P. and North Bridge Venture Partners V-B, L.P. North Bridge Venture Management VI, L.P. is the sole general partner of North Bridge Venture Partners VI, L.P. NBVM GP, LLC, as the sole general partner of North Bridge Venture Management V, L.P., has ultimate voting and investment power of the shares held of record by North Bridge Venture Partners V-A, L.P. and North Bridge Venture Partners V-B, L.P., and as the sole General Partner of North Bridge Venture Management VI, L.P., has ultimate voting and investment power of the shares held of record by North Bridge Venture Partners VI, L.P. Jeffrey P. McCarthy, a member of our Board of Directors, is a managing member of NBVM GP, LLC. Voting and investment power over such shares are vested in the founding managers of NBVM GP, LLC, Edward T. Anderson and Richard A. D’Amore. Mr. McCarthy disclaims beneficial ownership over such shares. The address for North Bridge Venture Partners is 950 Winter Street, Suite 4600, Waltham, MA 02451.
(2)	Consists of shares held of record by Austin Ventures VIII, L.P. (“AV VIII”). AV Partners VIII, L.P. (“AVP VIII”) is the general partner of AV VIII and may be deemed to have sole voting and investment power over the shares held by AV VIII. Joseph C. Aragona, Kenneth P. DeAngelis, John D. Thornton and Christopher A. Pacitti are the general partners of AVP VIII and may be deemed to have sole voting and investment power over the shares held by AVP VIII. All of these individuals and entities disclaim beneficial ownership of the shares held by AV VIII except to the extent of their pecuniary interest therein. The address for Austin Ventures VIII, L.P. is 300 West Sixth Street, Austin, TX 78701.
(3)	All shares are held of record by Alloy Ventures 2005, L.P. Ammar H. Hanafi, a member of our Board of Directors, is a managing member of Alloy Ventures 2005, LLC, the general partner of Alloy Ventures 2005, L.P., and may be deemed to hold shared voting and dispositive power over the shares held by Alloy Ventures 2005, L.P. Mr. Hanafi disclaims beneficial ownership of these shares except to the extent of any pecuniary interest therein. The address for Alloy Ventures 2005, L.P. is 400 Hamilton Avenue, Palo Alto, CA 94301.

(4)	All shares are held of record by August Capital V Special Opportunities, L.P. (“August V Special Opportunities”), as nominee for August Capital V Special Opportunities, L.P., August Capital Strategic Partners V, L.P. and related individuals (collectively, the “August Capital Funds”). Howard Hartenbaum, David M. Hornik, John R. Johnston, David F. Marquardt, Vivek Mehra and Andrew S. Rappaport, as members of August Capital Management V, L.L.C., the general partner of August V Special Opportunities, share voting and investment power with respect to the shares held by the August Capital Funds. Vivek Mehra is a member of our Board of Directors and may be deemed to have shared voting and investment power over the shares held by the August Capital Funds. Mr. Mehra disclaims beneficial ownership of these shares except to the extent of any pecuniary interest therein. The address for each of the August Capital Funds is 2480 Sand Hill Road, Suite 101, Menlo Park, CA 94025.
(5)	Consists of shares held of record by Starent Networks LLC, a wholly-owned subsidiary of Cisco Systems, Inc., and includes an exerciseable warrant to purchase 6,287,989 shares of common stock at an exercise price of $0.9542 per share. The holder’s address is 170 W. Tasman Drive, San Jose, CA 95134.
(6)	10,303,666 shares of common stock beneficially owned consists of the following shares that are subject to options that are currently exercisable or will become exercisable within 60 days of September 30, 2012.

Name of Beneficial Owner	Shares Subject to Options
Pardeep Kohli	6,058,155
Terry Hungle	1,499,393
Terence McCabe	300,000
Matt Dunnett	300,000
Bahram Jalalizadeh	1,272,212
Sam Garrett	225,000
David Lunday	150,000
Carolyn Turner	300,000
Benjamin L. Scott	150,000
Hubert de Pesquidoux	48,906

Total	10,303,666

Certain of these options may be exercised prior to vesting, subject to repurchase rights of the company at the lesser of fair market value or the exercise price, with such repurchase rights lapsing at such time as the underlying options vest. In the event of such early exercise, the holder would be entitled to vote all of the underlying shares acquired upon exercise and thus is deemed to beneficially own all shares underlying an option that permits early exercise. Of the options described in the table in this footnote, options to purchase 3,292,589 shares of common stock that were exercisable as of September 30, 2012 or within 60 days of September 30, 2012 would, if exercised, be subject to the company’s repurchase rights.

DESCRIPTION OF CAPITAL STOCK

The following is a description of our capital stock and certain provisions of our amended and restated certificate of incorporation and amended and restated bylaws, as they will be in effect upon the completion of this offering. This description is intended as a summary, and is qualified in its entirety by the provisions of our amended and restated certificate of incorporation and amended and restated bylaws, copies of which are filed as exhibits to the registration statement of which this prospectus is a part. This description of our capital stock reflects changes to our capital structure that will occur upon the completion of this offering.

Outstanding Shares

Upon completion of this offering, our authorized capital stock will consist of 300,000,000 shares of common stock, $0.001 par value per share, and 20,000,000 shares of preferred stock, $0.001 par value per share. As of September 30, 2012, assuming the filing of our amended and restated certificate of incorporation and the conversion of each outstanding share of redeemable convertible preferred stock into one share of common stock upon the completion of this offering, but without giving effect to this offering, we had 124,411,627 shares of common stock issued and outstanding. We have approximately 100 stockholders of record. In addition, as of September 30, 2012, options to purchase 18,666,971 shares of common stock and warrants to purchase 6,386,586 shares of common stock were issued and outstanding. Additionally, in October 2012, our Board of Directors authorized for grant options to purchase 520,750 shares of our common stock and issued warrants to purchase 900,000 shares of our common stock.

The number of shares of our capital stock outstanding after this offering assumes:

•	the filing and effectiveness of our amended and restated certificate of incorporation; and

•	the conversion of all 115,167,418 shares of redeemable convertible preferred stock outstanding on September 30, 2012 into an aggregate of 115,167,418 shares of common stock.

Common Stock

Dividends

Subject to preferences that may be applicable to any then outstanding preferred stock, holders of common stock are entitled to receive ratably those dividends, if any, as may be declared from time to time by the Board of Directors out of legally available funds. After the completion of this offering, we do not anticipate declaring any cash dividends to the holders of our common stock for the foreseeable future. In addition, the terms of our loan and security agreement with Silicon Valley Bank currently restrict our ability to pay dividends.

Voting Rights

Each holder of our common stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors. Under our amended and restated certificate of incorporation and amended and restated bylaws, our stockholders will not have cumulative voting rights. Because of this, the holders of a majority of the shares of common stock entitled to vote in any election of directors can elect all of the directors standing for election, if they should so choose. Our amended and restated certificate of incorporation provides for a classified Board of Directors with staggered three-year terms and, as a result, only a portion of our Board of Directors will stand for election at each annual meeting of the stockholders.

Liquidation

In the event of our liquidation, dissolution or winding up, holders of common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any outstanding shares of preferred stock.

Rights and Preferences

Holders of common stock have no preemptive, conversion or subscription rights, and there are no redemption or sinking fund provisions applicable to the common stock. The rights, preferences and privileges of the holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate in the future.

Fully Paid and Nonassessable

All of our outstanding shares of common stock are, and the shares of common stock to be issued pursuant to this offering will be, fully paid and nonassessable.

Preferred Stock

Upon the closing of this offering, the Board of Directors will have the authority, without further action by the stockholders, to issue up to 20,000,000 shares of preferred stock in one or more series, to establish from time to time the number of shares to be included in each such series, to fix the rights, preferences and privileges of the shares of each wholly unissued series and any qualifications, limitations or restrictions thereon and to increase or decrease the number of shares of any such series, but not below the number of shares of such series then outstanding. The Board of Directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of the common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in control of us and may adversely affect the market price of the common stock and the voting and other rights of the holders of common stock.

Options

As of September 30, 2012, options to purchase 18,666,971 shares of common stock were outstanding under our amended and restated 2005 Stock Plan, with a weighted average exercise price of $0.24 per share. In October 2012, our Board of Directors authorized for grant options to purchase 520,750 shares of our common stock at an exercise price of $0.73 per share.

Warrants

As of September 30, 2012, we had outstanding warrants to purchase 6,386,588 shares of common stock at an exercise price of $0.9535 per share. Additionally, in October 2012, we issued warrants to purchase 900,000 shares of our common stock at an exercise price of $0.73 per share.

Registration Rights

Demand Registration Rights

Pursuant to our amended and restated investors’ rights agreement dated May 26, 2011, at any time beginning six months after the consummation of this offering, the holders of at least a majority of the registrable shares of our common stock issued or issuable upon conversion of preferred stock can request that we file up to three registration statements registering all or a portion of their registrable shares. As of September 30, 2012, the holders of approximately 115,167,418 shares of our common stock issuable upon conversion of our redeemable convertible preferred stock have demand registration rights. Under specified circumstances, we also have the right to defer filing of a requested registration statement for a period of not more than 120 days, which right may not be exercised more than once during any period of 12 consecutive months. These registration rights are subject to additional conditions and limitations, including the right of the underwriters to limit the number of shares included in any such registration under certain circumstances.

Form S-3 Registration Rights

Pursuant to the amended and restated investors’ rights agreement, if we are eligible to file a registration statement on Form S-3, the holders of at least a majority of the registrable shares of common stock issued or issuable upon the conversion of preferred stock have the right to demand that we file additional registration statements, including a shelf registration statement, for such holder on Form S-3.

Piggyback Registration Rights

Pursuant to the amended and restated investors’ rights agreement, whenever we propose to file a registration statement under the Securities Act, other than with respect to a registration related to employee benefit or similar plans, corporate reorganizations, a demand for Form S-1 or Form S-3 registration requested under the amended and restated investors’ rights agreement or a registration on any form which does not permit secondary sales or does not include substantially the same information as would be required to be included in this registration statement, the holders of registrable shares of common stock issued or issuable upon conversion of our redeemable convertible preferred stock are entitled to notice of the registration and have the right to include their registrable shares in such registration. As of September 30, 2012, the holders of approximately 115,167,418 shares of our common stock and redeemable convertible preferred stock will be entitled to notice of this registration and will be entitled to include their shares of common stock in the registration statement. The underwriter(s) of any underwritten offering will have the right to limit the number of shares having registration rights to be included in the registration statement.

Expenses of Registration

We are required to pay all expenses relating to any demand, Form S-3 or piggyback registration, other than underwriting discounts and commissions, subject to certain limited exceptions. We will not pay for any expenses of any demand registration if the request is subsequently withdrawn by the holders of a majority of the shares requested to be included in such a registration statement, subject to limited exceptions.

Expiration of Registration Rights

The registration rights described above will expire for each holder upon the earlier of (i) five years after this offering is completed or (ii) the date after this offering on which the holder may sell all of his, her or its shares under Rule 144 under the Securities Act during any 90-day period without regard to current public information, volume limitations, manner of sale restrictions or Form 144 filing requirements. For a description of Rule 144, see “Shares Eligible for Future Sale — Rule 144.”

Holders of all of our shares with these registration rights have signed or are expected to sign agreements with the underwriters prohibiting the exercise of their registration rights for 180 days following the date of this prospectus. These agreements are described below under “Underwriters.”

Other Stockholder Rights

Our amended and restated right of first refusal and co-sale agreement dated May 26, 2011 provides certain rights of first refusal and co-sale rights to certain of our stockholders. In addition, (i) our amended and restated investors’ rights agreement obligates certain of our stockholders regarding the voting of their shares in elections of our directors and provides certain rights of indemnification and (ii) certain of our investors are entitled to observer rights pursuant to certain Management Rights Letters entered into between us and such investors. The amended and restated right of first refusal and co-sale agreement, the voting provisions of the amended and restated investors’ rights agreement and the Management Rights Letters will expire upon the completion of this offering.

Anti-Takeover Effects of Delaware Law and Certain Provisions of our Certificate of Incorporation Amended and Restated Bylaws

Delaware Law

We are governed by Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a public Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. A “business combination” includes mergers, asset sales or other transactions resulting in a financial benefit to the stockholder. An “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years, did own, 15% or more of the corporation’s outstanding voting stock. These provisions may have the effect of delaying, deferring or preventing a change in our control.

Amended and Restated Certificate of Incorporation and Amended and Restated Bylaw Provisions

Our amended and restated certificate of incorporation and amended and restated bylaws that will become effective upon the completion of this offering will:

•	provide for a classified Board of Directors with staggered, three-year terms;

•

permit our Board of Directors to issue shares of preferred stock, with any rights, preferences and privileges as they may designate, including the right to approve an acquisition or other change in our control;

•	provide that the authorized number of directors may be changed only by resolution of the Board of Directors;

•

provide that all vacancies, including newly created directorships, may, except as otherwise required by law, be filled by the affirmative vote of a majority of directors then in office, even if less than a quorum;

•	require that any action to be taken by our stockholders must be effected at a duly called annual or special meeting of stockholders and not be taken by written consent;

•

provide that stockholders seeking to present proposals before a meeting of stockholders or to nominate candidates for election as directors at a meeting of stockholders must provide notice in writing in a timely manner, and also specify requirements as to the form and content of a stockholder’s notice;

•

prohibit cumulative voting (therefore allowing the holders of a majority of the shares of common stock entitled to vote in any election of directors to elect all of the directors standing for election, if they should so choose);

•

provide that special meetings of our stockholders may be called only by the chairman of the Board of Directors, our Chief Executive Officer or president (in the absence of a Chief Executive Officer) or by the Board of Directors pursuant to a resolution adopted by a majority of the total number of authorized directors; and

•

provide that stockholders will be permitted to amend our amended and restated bylaws and certain provisions of our amended and restated certificate of incorporation only upon receiving at least sixty-six and two thirds percent of the votes entitled to be cast by holders of all outstanding shares then entitled to vote generally in the election of directors, voting together as a single class.

These and other provisions contained in our certificate of incorporation and bylaws could delay or discourage some types of transactions involving an actual or potential change in our control or change in our management, including transactions in which stockholders might otherwise receive a premium for their shares over then current prices, and may limit the ability of stockholders to remove current management or approve transactions that stockholders may deem to be in their best interests and, therefore, could adversely affect the price of our common stock.

Stock Exchange Listing

We intend to apply to the New York Stock Exchange or the Nasdaq Global Market to quote our common stock under the proposed trading symbol “MVNR”.

Transfer Agent and Registrar

The Transfer Agent and Registrar for our common stock will be                     .

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock. Future sales of shares of our common stock in the public market, or the availability of shares for future sale, may adversely affect the market price of our common stock prevailing from time to time. As described below, only a portion of our outstanding shares of common stock will be available for sale shortly after this offering due to contractual and legal restrictions on resale. Nevertheless, sales of substantial amounts of common stock in the public market after these restrictions lapse, or the perception that such sales could occur, could adversely affect the market price of the common stock and could impair our future ability to raise capital through the sale of our equity securities.

Based on the number of shares outstanding as of September 30, 2012, upon completion of this offering,              shares of our common stock will be outstanding, assuming no exercise of the underwriters’ option to purchase additional shares and no exercise of options or warrants. All of the shares sold in this offering by us, plus any shares sold upon exercise of the underwriters’ option to purchase additional shares, will be freely tradable, except for any shares acquired by our “affiliates,” as that term is defined in Rule 144 under the Securities Act. Except as set forth below, the remaining              shares of common stock outstanding after this offering will be restricted as a result of securities laws or lock-up agreements. Restricted shares may be sold in the public market only (i) upon expiration of any applicable lock-up agreement and (ii) if registered or if their resale qualifies for an exemption from registration under Rule 144 or Rule 701 under the Securities Act, each as described below.

These remaining shares will be available for sale in the public market roughly as follows:

Approximate Number of Shares	Date of Availability of Sales
As of the date of this prospectus
124,411,627	At 180 days after the date of this prospectus and various times thereafter, subject in some cases to volume and other sale restrictions described below under “— Rule 144.”(1)

(1)	The 180-day restricted period under the lock-up agreements may be waived by the underwriters, as described in more detail in “Underwriters.”

Lock-Up Agreements

We, all of our directors and officers and all of our principal stockholders have agreed not to sell or otherwise transfer or dispose of any of our securities for a period of 180 days from the date of this prospectus, subject to certain exceptions. Morgan Stanley & Co. LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Deutsche Bank Securities Inc. on behalf of the underwriters may, in their sole discretion, permit early release of shares subject to the lock-up agreements. Please read “Underwriters” for a description of these lock-up provisions.

Rule 144

In general, under Rule 144 as currently in effect, once we have been subject to public company reporting requirements for at least 90 days, a person who is not deemed to have been one of our affiliates for purposes of the Securities Act at any time during 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least six months, including the holding period of any preceding holders that are not affiliates of us, is entitled to sell such shares, subject only to the availability of current public information about us and subject to the lock-up agreements described above. If such a non-affiliated person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any preceding holders that are not affiliates of us, then such person is entitled to sell such shares without regard to the limitations of Rule 144.

In general, under Rule 144 as currently in effect, once we have been subject to public company reporting requirements for at least 90 days, our affiliates or persons selling shares on behalf of our affiliates are entitled to sell upon expiration of the lock-up agreements described above, within any three-month period, a number of shares that does not exceed the greater of:

•	1% of the number of shares of our common stock then outstanding, which will equal approximately shares immediately after this offering; or

•	the average weekly trading volume of our common stock during the four calendar weeks preceding the filing of notice of the sale.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

In general, under Rule 701 of the Securities Act, any of our employees, directors, officers or natural person consultants or advisors who purchased shares from us in connection with a compensatory stock or option plan or other written compensatory agreement before the date of this prospectus is eligible to resell those shares 90 days after the date of this prospectus in reliance on Rule 144 without having to comply with the holding period requirement of Rule 144 and, in the case of non-affiliates, without having to comply with the public information, volume limitation or notice filing provisions of Rule 144.

However, substantially all shares issued under Rule 701 are subject to lock-up agreements and will only become eligible for sale at the expiration of such agreements.

Stock Issued Under Compensatory Plans

Immediately after this offering, we intend to file with the SEC a registration statement on Form S-8 under the Securities Act to register common stock issuable under our amended and restated 2005 Stock Plan and our 2013 Equity Incentive Plan. This registration statement will be automatically effective upon filing. Accordingly, shares registered under such registration statement will be available for sale in the open market following the effective date, unless such shares are subject to vesting restrictions with us, Rule 144 restrictions applicable to our affiliates or the lock-up restrictions described above.

Market Stand-Off Provisions

Under our amended and restated investors’ rights agreement, certain holders of our capital stock that are party to such agreement have agreed to not sell any of our securities owned by them for a period specified by us and by the managing underwriter not to exceed 180 days after the date of this prospectus. Such “market stand-off” rights are contingent upon all directors, officers and holders of at least 1% of our voting capital stock entering into a similar agreement and do not apply to any shares of our common stock that may be purchased by a stockholder on the open market.

In addition to the market stand-off restrictions under our amended and restated investors’ rights agreement described above, the stock option agreements entered into by all optionees who have received options under our amended and restated 2005 Stock Plan contain a market stand-off restriction of a number of days requested by the underwriters, up to a maximum of 180 days following the date of this prospectus or 180 days following the effective date of any registration statement that we file under the Securities Act.

Registration Rights

Upon completion of this offering, the holders of approximately 115,167,418 shares of our common stock issued or issuable upon conversion of preferred stock, or their transferees, will be entitled to rights with respect to the registration of their shares under the Securities Act. Registration of these shares under the Securities Act would result in the shares becoming freely tradable without restriction under the Securities Act, except for shares purchased by affiliates, immediately upon the effectiveness of this registration. For more information about these registration rights, please read “Description of Capital Stock — Registration Rights.”

MATERIAL UNITED STATES FEDERAL TAX CONSIDERATIONS FOR NON-UNITED STATES HOLDERS

The following is a summary of the material United States federal income and estate tax consequences of the acquisition, ownership and disposition of shares of our common stock purchased pursuant to this offering by a beneficial owner that, for United States federal income tax purposes, is not a “United States person,” as we define that term below. A beneficial owner of shares of our common stock who is an individual, corporation, estate or trust and is not a United States person is referred to below as a “non-United States holder.” This summary is based upon current provisions of the Internal Revenue Code of 1986, as amended, Treasury regulations promulgated thereunder, judicial opinions, administrative pronouncements and published rulings of the United States Internal Revenue Service, or IRS, all as in effect as of the date hereof. These authorities may be changed, possibly retroactively, resulting in United States federal tax consequences different from those set forth below. We have not sought, and will not seek, any ruling from the IRS with respect to the statements made in the following summary, and there can be no complete assurance that the IRS will not take a position contrary to such statements or that any such contrary position taken by the IRS would not be sustained.

This summary is limited to non-United States holders who purchase shares of our common stock issued pursuant to this offering and who hold our common stock as a capital asset (generally property held for investment) for United States federal income tax purposes. This summary does not purport to be complete and does not address the tax considerations arising under the laws of any state, local or non-United States jurisdiction, or under United States federal estate or gift tax laws, except as specifically described below. In addition, this summary does not address tax considerations that may be applicable to an investor’s particular circumstances nor does it address the special tax rules applicable to special classes of non-United States holders, including, without limitation:

•	banks, insurance companies or other financial institutions;

•	partnerships or other entities treated as partnerships for United States federal income tax purposes;

•	persons subject to the alternative minimum tax;

•	persons subject to the “Medicare contribution tax”;

•	United States expatriates;

•	tax-exempt organizations;

•	tax-qualified retirement plans;

•	brokers or dealers in securities or currencies;

•	real estate investment trusts;

•	regulated investment companies;

•	mutual funds;

•	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings; or

•	persons that will hold common stock as a position in a hedging transaction, “straddle,” “conversion” or other integrated transaction for tax purposes.

If a partnership, including any entity treated as a partnership for United States federal income tax purposes, is a beneficial owner of shares of our common stock, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. A beneficial owner of shares of our common stock that is a partnership, and partners in such partnership, are urged to consult their own tax advisors regarding the tax consequences of the acquisition, ownership and disposition of shares of our common stock.

For purposes of this discussion, a United States person means a person who is for United States federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•

a corporation, including any entity taxable as a corporation for United States federal income tax purposes created or organized in or under the laws of the United States, any state within the United States or the District of Columbia;

•	an estate the income of which is subject to United States federal income taxation regardless of its source; or

•

a trust (1) if it is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (2) that has a valid election in effect under applicable Treasury regulations to be treated as a United States person.

An individual is generally treated as a resident of the United States in any calendar year for United States federal income tax purposes if the individual is present in the United States for at least 31 days in that calendar year and for an aggregate of at least 183 days during the three-year period ending on the last day of the current calendar year. For purposes of the 183-day calculation, all of the days present in the current year, one-third of the days present in the immediately preceding year and one-sixth of the days present in the second preceding year are counted. Residents are generally taxed for United States federal income tax purposes as if they were United States citizens.

You are urged to consult your tax advisor with respect to the application of the United States federal income tax laws to your particular situation as well as any tax consequences arising under the United States federal estate or gift tax rules or under the laws of any state, local, non-United States or other taxing jurisdiction or under any applicable tax treaty.

Distributions on Shares of Our Common Stock

If distributions are paid on shares of our common stock, the distributions will constitute dividends for United States federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under United States federal income tax principles. To the extent a distribution exceeds our current and accumulated earnings and profits, it will constitute a return of capital that is applied against and reduces, but not below zero, the adjusted tax basis of your shares in our common stock. Any remainder will be treated as gain from the sale of shares of our common stock. Dividends paid to a non-United States holder generally will be subject to withholding of United States federal income tax at the rate of 30% or such lower rate as may be specified by an applicable income tax treaty, the benefits for which a non-United States holder is eligible. However, if the dividend is effectively connected with the non-United States holder’s conduct of a trade or business in the United States and, where an income tax treaty applies, is attributable to a United States permanent establishment or fixed base maintained by such non-United States holder, the dividend will not be subject to any withholding tax, provided certain certification and disclosure requirements are met, as described below, but will be subject to United States federal income tax imposed on net income on the same basis that applies to United States persons generally. A corporate non-United States holder under certain circumstances also may be subject to a branch profits tax equal to 30%, or such lower rate as may be specified by an applicable income tax treaty, the benefits for which a non-United States holder is eligible, on a portion of its effectively connected earnings and profits for the taxable year. Non-United States holders are urged to consult their own tax advisors regarding the potential applicability of any income tax treaty.

To claim the benefit of an applicable income tax treaty or to claim exemption from withholding because the income is effectively connected with the conduct of a trade or business in the United States, a non-United States holder must provide a properly executed IRS Form W-8BEN for treaty benefits or W-8ECI for effectively connected income, or such successor forms as the IRS designates, and certify under penalties of perjury that such holder is not a United States person prior to the payment of distributions on our common stock. These forms must be periodically updated. Special certification and other requirements apply to certain non-United States holders that are pass-through entities and non-United States holders whose stock is held through certain foreign intermediaries. Non-United States holders may obtain a refund or credit of any excess amounts withheld by timely filing an appropriate claim with the IRS.

Gain on Disposition

A non-United States holder generally will not be subject to United States federal income tax, including by way of withholding, on gain recognized on a sale or other disposition of shares of our common stock unless any one of the following is true:

•

the gain is effectively connected with the non-United States holder’s conduct of a trade or business in the United States and, where an applicable income tax treaty applies, is attributable to a United States permanent establishment or fixed base maintained by such non-United States holder;

•	the non-United States holder is a nonresident alien individual present in the United States for 183 days or more in the taxable year of the disposition and certain other requirements are met; or

•

our common stock constitutes a United States real property interest by reason of our status as a “United States real property holding corporation,” or USRPHC, for United States federal income tax purposes at any time during the shorter of (1) the period during which you hold our common stock and (2) the five-year period ending on the date you dispose of our common stock.

We believe that we are not currently, and will not become, a USRPHC for United States federal income tax purposes. However, because the determination of whether we are a USRPHC depends on the fair market value of our United States real property interests relative to the fair market value of our other business assets, we cannot assure you that we will not become a USRPHC in the future. As a general matter, as long as our common stock is regularly traded on an established securities market, however, it will not be treated as a United States real property interest with respect to any non-United States holder that holds no more than 5% of such regularly traded common stock. If we are determined to be a USRPHC and the foregoing exception does not apply, among other things, a purchaser may be required to withhold 10% of the proceeds payable to a non-United States holder from a disposition of shares of our common stock, and the non-United States holder generally will be taxed on its net gain derived from the disposition at the graduated United States federal income tax rates applicable to United States persons.

Unless an applicable income tax treaty provides otherwise, gain described in the first bullet point above will be subject to the United States federal income tax imposed on net income on the same basis that applies to United States persons generally but will generally not be subject to withholding. Corporate non-United States holders also may be subject to a branch profits tax on such gain. Gain described in the second bullet point above will be subject to a flat 30% United States federal income tax, which may be offset by certain United States source capital losses. Non-United States holders are urged to consult any potentially applicable income tax treaties that may provide for different rules.

Legislation Involving Payments to Certain Foreign Entities

Legislation enacted in March 2010 imposes a 30% withholding tax on any dividends on shares of our common stock made to a foreign financial institution or non-financial foreign entity (including, in some cases, when such foreign financial institution or entity is acting as an intermediary), and on the gross proceeds of the sale or other disposition of shares of our common stock, unless (i) in the case of a foreign financial institution, such institution enters into an agreement with the U.S. government to withhold on certain payments, and to collect and provide to the U.S. tax authorities substantial information regarding U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with U.S. owners), and (ii) in the case of a non-financial foreign entity, such entity provides the withholding agent with a certification identifying the direct and indirect U.S. owners of the entity. Under certain circumstances, a non-United States holder might be eligible for refunds or credits of such taxes.

Although this legislation currently applies to payments made after December 31, 2012, the Treasury and the IRS have issued proposed Treasury Regulations that, if finalized, would delay the effective date of the withholding regime so that withholding will only apply to payments made after December 31, 2013 (in the case of dividends) and December 31, 2014 (in the case of disposition proceeds). Non-United States holders are encouraged to consult with their own tax advisors regarding the possible implications of this legislation on an investment in shares of our common stock.

United States Federal Estate Taxes

Shares of our common stock owned or treated as owned by an individual who at the time of death is a non-United States holder are considered United States situs assets and will be included in the individual’s estate for United States federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

Information Reporting and Backup Withholding

Information reporting and backup withholding (currently at a 28% rate) generally will apply to dividends paid with respect to our common stock. In certain circumstances, non-United States holders may avoid information reporting and backup withholding if they provide a properly executed IRS Form W-8BEN for treaty benefits or W-8ECI for effectively connected income, or such successor forms as the IRS designates, and certify under penalties of perjury as to their status as non-United States holders and meet certain other requirements, or otherwise establish an exemption. Copies of information returns may also be made available to the tax authorities in the country in which the non-United States holder resides under the provisions of an applicable income tax treaty. Non-United States holders are urged to consult their own tax advisors regarding the application of the information reporting and backup withholding rules to them.

The gross proceeds from the disposition of shares of our common stock may be subject to information reporting and backup withholding. If a non-United States holder sells shares of our common stock outside the United States through a non-United States office of a non-United States broker and the sales proceeds are paid to such holder outside the United States, then the United States backup withholding and information reporting requirements generally will not apply to that payment. However, United States information reporting will generally apply to a payment of sale proceeds, even if that payment is made outside the United States, if a non-United States holder sells shares of our common stock through a non-United States office of a broker that:

•	is a United States person for United States federal tax purposes;

•	is a foreign person that derives 50% or more of its gross income in specific periods from the conduct of a trade or business in the United States;

•	is a “controlled foreign corporation” for United States tax purposes; or

•

is a foreign partnership, if at any time during its tax year (1) one or more of its partners are United States persons who in the aggregate hold more than 50% of the income or capital interests in the partnership; or (2) the foreign partnership is engaged in a United States trade or business, unless the broker has documentary evidence in its files that the non-United States holder is not a United States person and certain other conditions are met, or the non-United States holder otherwise establishes an exemption. In such circumstances, backup withholding will not apply unless the broker has actual knowledge or reason to know that the non-United States holder is not a non-United States person.

If a non-United States holder receives payments of the proceeds of a sale of shares of our common stock to or through a United States office of a broker, the payment is subject to both backup withholding and information reporting unless such non-United States holder properly provides IRS Form W-8BEN (or valid substitute or successor form) certifying under penalties of perjury that such stockholder is not a United States person or otherwise establishes an exemption.

Backup withholding is not an additional tax. Amounts withheld under the backup withholding rules from a payment to a non-United States holder can be refunded or credited against the non-United States holder’s United States federal income tax liability, if any, provided that an appropriate claim is timely filed with the IRS.

UNDERWRITERS

Under the terms and subject to the conditions in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Deutsche Bank Securities Inc. are acting as representatives, have severally agreed to purchase, and we have agreed to sell to them, the number of shares indicated below:

Name	Number of Shares
Morgan Stanley & Co. LLC
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Deutsche Bank Securities Inc.

Total

The underwriters and the representatives are collectively referred to as the “underwriters” and the “representatives,” respectively. The underwriters are offering the shares of common stock subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ option to purchase additional shares described below. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the non-defaulting underwriters may be increased under certain circumstances.

The underwriters initially propose to offer part of the shares of common stock directly to the public at the offering price listed on the cover page of this prospectus and part to certain dealers. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the representatives.

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to              additional shares of common stock at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional shares of common stock as the number listed next to the underwriter’s name in the preceding table bears to the total number of shares of common stock listed next to the names of all underwriters in the preceding table.

The following table shows the per share and total public offering price, underwriting discounts and commissions and proceeds before expenses to us. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional              shares of common stock from us.

Total
	Per Share	No Exercise	Full Exercise
Public offering price	$	$	$
Underwriting discounts and commissions	$	$	$
Proceeds, before expenses, to us	$	$	$

The estimated offering costs payable by us, exclusive of the underwriting discounts and commissions, are approximately $         million, which includes legal, accounting and printing costs and various other fees associated with the registration and listing of our common stock.

The underwriters have informed us that they do not intend sales to discretionary accounts to exceed 5% of the total number of shares of common stock offered by them.

We will apply to list our common stock on the              under the trading symbol “MVNR”.

We, all of our directors and executive officers and substantially all of the holders of our outstanding common stock and other equity securities outstanding immediately prior to this offering have agreed that, without the prior written consent of Morgan Stanley & Co. LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Deutsche Bank Securities Inc. on behalf of the underwriters, we and they will not, during the period ending 180 days after the date of this prospectus:

•

offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock;

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock; or

•

make a demand for, or in our case file, a registration statement with the SEC (other than a registration statement on Form S-8) relating to the offering of any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock;

whether any such transaction described in the first or second bullet points above is to be settled by delivery of common stock or such other securities, in cash or otherwise.

The restrictions described in the immediately preceding paragraph do not apply to:

•	the sale of shares of common stock to the underwriters in this offering;

•

the conversion of our outstanding preferred stock into common stock upon the completion of this offering, provided that such shares of common stock shall remain subject to the restrictions described in the immediately preceding paragraph;

•

transactions relating to shares of common stock or other securities convertible into or exercisable or exchangeable for common stock acquired in open market transactions after the completion of this offering;

•	transfers of shares of common stock or any security convertible into or exercisable or exchangeable for common stock as a bona fide gift or charitable contribution;

•

transfers of shares of common stock or any security convertible into or exercisable or exchangeable for common stock to immediate family members or a trust formed for the benefit of immediate family members, by will or intestate succession or from a trust to a trustor or beneficiary of such trust;

•

distributions by any persons other than us of shares of common stock or any security convertible into or exercisable or exchangeable for our common stock to limited partners, members, stockholders, affiliates of such person, or any entity which is directly or indirectly controlled by, or is under common control with, such person;

•

the issuance of shares of our common stock upon the exercise of an option or warrant or the conversion of a security outstanding on the date of this prospectus which the underwriters have been advised in writing (including any description thereof in the registration statement of which this prospectus is a part) or grants of stock options or restricted stock in accordance with the terms of a plan in effect on the date of this prospectus and described herein or the issuance by us of shares of our common stock upon the exercise thereof;

•

sales or transfers to us of shares of our common stock or any security convertible into or exercisable or exchangeable for our common stock in connection with (A) the termination of employment or other termination of a service provider and pursuant to agreements whereby we have the option to repurchase such shares or securities, (B) option agreements relating to the early exercise of unvested options issued pursuant to our equity incentive plans or (C) agreements wherein we have a right of first refusal with respect to transfers of such shares or securities;

•

the transfer of shares of our common stock or any security convertible into or exercisable or exchangeable for our common stock to us in a transaction exempt from Section 16(b) of the Exchange Act upon a vesting event or upon the exercise of options to purchase shares of common stock on a “cashless” or “net exercise” basis or in connection with the payment of taxes due;

•

the sale or issuance of or entry into an agreement to sell or issue shares of our common stock (or options, warrants or convertible securities relating to shares of our common stock) in connection with bona fide mergers or acquisitions, joint ventures, commercial relationships or other strategic transactions; provided that the aggregate number of shares of such common stock, options, warrants or convertible securities shall not exceed 7.5% of the total number of shares of our common stock (or options, warrants or convertible securities relating to shares of our common stock) issued and outstanding immediately following the completion of this offering;

•

transfers of shares of our common stock or any security convertible into or exercisable or exchangeable for our common stock pursuant to a bona fide third-party tender offer, merger, consolidation or other similar transaction made to all holders of our common stock involving a change in control of us; provided that in the event that the tender offer, merger, consolidation or other such transaction is not completed, such common stock or securities owned by the stockholder shall remain subject to the restrictions described in the immediately preceding paragraph;

•

the transfer of shares of our common stock or any security convertible into or exercisable or exchangeable for our common stock that occurs by operation of law or by order of a court of competent jurisdiction; provided that the transferor shall use its reasonable best efforts to cause the transferee, prior to such transfer, to agree in writing to be bound by the restrictions described in the immediately preceding paragraph; and

•

the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act for the transfer of shares of our common stock, provided that such plan does not provide for the disposition of our common stock during the restricted period and no public announcement or filing under the Exchange Act regarding the establishment of such plan shall be required of or voluntarily made by or on behalf of such person or us;

provided that in the case of any transfer or distribution as described in the fourth, fifth, sixth, seventh or tenth bullet point above, the respective recipient agrees to be subject to the restrictions described in the immediately preceding paragraph; provided further that in the case of any transfer or distribution described in the third, fourth, fifth, sixth, seventh, eighth, ninth or tenth bullet point above, no filing under Section 16(a) of the Exchange Act, reporting a net reduction in beneficial ownership of shares of common stock, is required or shall be voluntarily made during the restricted period referred to above (other than a filing on a Form 5, Schedule 13D or Schedule 13G (or any amendment of the foregoing).

Morgan Stanley & Co. LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Deutsche Bank Securities Inc., in their sole discretion, may release the common stock and other securities subject to the lock-up agreements described above in whole or in part at any time. When determining whether or not to release common stock and other securities from lock-up agreements, Morgan Stanley & Co. LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Deutsche Bank Securities Inc. will consider, among other factors, the holder’s reasons for requesting the release, the number of shares of common stock and other securities for which the release is being requested and market conditions at the time. In addition, in the event that any of our executive officers or directors (including their respectively immediate family members or any family vehicle for the benefit of any such person), any investment fund affiliated with one of our directors or any holder of preferred stock, or common stock issued or issuable upon the conversion of such preferred stock, representing more than one percent (aggregating ownership of affiliates) of our preferred stock, or common stock issued or issuable upon the conversion of such preferred stock, outstanding immediately prior to this offering (each, a “Major Holder”) is granted an early release from the lock-up restrictions with respect to shares of our common stock or any security convertible into or exercisable or exchangeable for our common stock having a fair market value in excess of $1.0 million in the aggregate (whether in one or multiple releases), then each other Major Holder automatically will be granted an equivalent early release from its obligations under the lock-up agreement on a pro-rata basis (a “Pro-Rata Release”). Such Pro-Rata Release shall not be applicable in the event of any underwritten primary or secondary public offering or sale of our common stock during the period ending 180 days after the date of this prospectus; provided, however, that each Major Holder is given an opportunity to participate on a pro-rata basis in such underwritten primary or secondary public offering with and otherwise pursuant to the same terms and conditions as any other Major Holder.

In order to facilitate the offering of the common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under their option to purchase additional shares. The underwriters can close out a covered short sale by exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the option to purchase additional shares. The underwriters may also sell shares in excess of the option to purchase additional shares, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in this offering. As an additional means of facilitating this offering, the underwriters may bid for, and purchase, shares of common stock in the open market to stabilize the price of the common stock. These activities may raise or maintain the market price of the common stock above independent market levels or prevent or retard a decline in the market price of the common stock. The underwriters are not required to engage in these activities and may end any of these activities at any time.

We and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

A prospectus in electronic format may be made available on websites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The representatives may agree to allocate a number of shares of common stock to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters that may make Internet distributions on the same basis as other allocations.

In addition, in the ordinary course of their business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

From time to time, certain of the underwriters or their respective affiliates may engage in transactions with us and may perform investment banking and advisory services for us in the ordinary course of their business for which they would receive customary fees and expenses.

Pricing of the Offering

Prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined by negotiations between us and the representatives. Among the factors to be considered in determining the initial public offering price will be our future prospects and those of our industry in general, our sales, earnings and certain other financial and operating information in recent periods and the price-earnings ratios, price-sales ratios, market prices of securities and certain financial and operating information of companies engaged in activities similar to ours.

The estimated initial public offering price range set forth on the cover page of this preliminary prospectus is subject to change as a result of market conditions and other factors. We cannot assure you that the prices at which the shares will sell in the public market after this offering will not be lower than the initial public offering price or that an active trading market in our common stock will develop and continue after this offering.

Selling Restrictions

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”) an offer to the public of any shares of our common stock may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any shares of our common stock may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

(a)	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

(b)	to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives for any such offer; or

(c)	in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of shares of our common stock shall result in a requirement for the publication by us or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in relation to any shares of our common stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares of our common stock to be offered so as to enable an investor to decide to purchase any shares of our common stock, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

United Kingdom

Each underwriter has represented and agreed that:

(a)	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the shares of our common stock in circumstances in which Section 21(1) of the FSMA does not apply to us; and

(b)	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares of our common stock in, from or otherwise involving the United Kingdom.

Switzerland

Shares of our common stock may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to shares of our common stock or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, us or shares of our common stock have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares of our common stock will not be supervised by, the Swiss Financial Market Supervisory Authority (FINMA), and the offer of shares of our common stock has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares of our common stock.

Dubai International Financial Centre

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (“DFSA”). This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The shares of our common stock to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of shares of our common stock offered should conduct their own due diligence on such shares. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

LEGAL MATTERS

The validity of the shares of common stock offered hereby and certain other legal matters will be passed upon for us by Andrews Kurth LLP, Austin, Texas. Certain legal matters will be passed upon for the underwriters by Davis Polk & Wardwell LLP, New York, New York.

EXPERTS

The consolidated financial statements of Mavenir Systems, Inc. and its subsidiaries as of and for the years ended December 31, 2010 and 2011 and the consolidated financial statements of Airwide Solutions, Inc. as of and for the year ended December 31, 2011 and as of and for the period ended May 26, 2011 included in this prospectus and in the registration statement of which this prospectus forms a part have been so included in reliance on the report of BDO USA, LLP, an independent registered public accounting firm, appearing elsewhere herein and in the registration statement of which this prospectus forms a part, on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement, of which this prospectus is a part, on Form S-1 with the SEC relating to this offering. This prospectus does not contain all of the information in the registration statement and the exhibits and financial statements included with the registration statement. References in this prospectus to any of our contracts, agreements or other documents are not necessarily complete, and you should refer to the exhibits attached to the registration statement for copies of the actual contracts, agreements or documents.

Our filings with the SEC are available to the public on the SEC’s website at http://www.sec.gov. You may also read and copy, at SEC prescribed rates, any document we file with the SEC, including the registration statement (and its exhibits) of which this prospectus is a part, at the SEC’s Public Reference Room located at 100 F Street, N.E., Washington D.C. 20549. You can call the SEC at 1-800-SEC-0330 to obtain information on the operation of the Public Reference Room.

We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where an offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate as of the date on the front cover of this prospectus only. Our business, financial condition, results of operations and prospects may have changed since that date.

Following the completion of this offering, we will be subject to the informational reporting requirements of the Exchange Act and, in accordance with the Exchange Act, will file periodic reports, proxy and information statements and other information with the SEC. Such annual, quarterly and current reports; proxy and information statements; and other information can be inspected and copied at the locations set forth above. We also expect to make our periodic reports and other information filed with or furnished to the SEC available, free of charge, through our website at http://www.mavenir.com, as soon as reasonably practicable after those reports and other information are electronically filed with or furnished to the SEC. The information contained on or accessible through our corporate web site or any other web site that we may maintain is not part of this prospectus or the registration statement of which this prospectus is a part. You may also request a copy of these filings, at no cost to you, by writing or telephoning us at the following address:

Mavenir Systems, Inc.

1700 International Parkway, Suite 200

Richardson, TX 75081

Attention: Chief Financial Officer

(469) 916-4393

We will report our financial statements on a year ended December 31. We intend to furnish or make available to our stockholders annual reports containing consolidated financial statements audited by our independent registered public accounting firm. We also intend to furnish or make available to our stockholders our quarterly reports containing unaudited interim financial information for each of the first three quarters of each year.

Mavenir Systems, Inc. and Subsidiaries

Mavenir Systems, Inc. and Subsidiaries

Unaudited Pro Forma Condensed Combined

Financial Statements

We have derived the following unaudited pro forma condensed combined financial statements by applying pro forma adjustments to our historical consolidated financial statements included elsewhere in this prospectus. We consummated the acquisition of Airwide Solutions, Inc. and Subsidiaries (“Airwide”) on May 27th, 2011 and Airwide’s results of operations have been included in the Company’s historical results since that date. The historical consolidated financial statements of Airwide are included elsewhere in this prospectus.

The unaudited pro forma condensed combined statements of operations for the year ended December 31, 2011 and the nine months ended September 30, 2012 give effect to the acquisition of Airwide on May 27th, 2011 and this offering and the use of proceeds therefrom as set forth under “Use of Proceeds” in each case as if they had occurred on January 1, 2011. The unaudited pro forma condensed combined balance sheets as of September 30, 2012 gives effect to this offering and the use of proceeds therefrom as set forth under “Use of Proceeds” in each case as if they had occurred on September 30, 2012. The effect of the Airwide acquisition is already reflected on that balance sheet. The adjustments necessary to fairly present this pro forma financial information are described in the accompanying notes.

We believe that the assumptions used to derive the unaudited pro forma financial information are reasonable given the information available; however, such assumptions are subject to change and the effect of any such change could be material. The following unaudited pro forma condensed consolidated financial statements should be read together with “Use of Proceeds,” “Capitalization,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our historical consolidated financial statements and the related notes included elsewhere in this prospectus. We have made, in our opinion, all adjustments that are necessary to present fairly the unaudited pro forma condensed combined financial statements.

The unaudited pro forma financial statements are presented for informational purposes only and is not intended to represent or be indicative of the consolidated results of operations or financial position that we would have been reported had the Airwide acquisition or this offering been completed as of the dates and for the periods presented and should not be taken as representative of our consolidated results of operations or financial condition following the completion of this offering.

Mavenir Systems, Inc. and Subsidiaries

Unaudited Pro Forma Condensed Combined Statement of Operations

(in thousands, except share and per share amounts)

	Year Ended December 31, 2011
	Mavenir Systems, Inc. and Subsidiaries Historical	Airwide Solutions, Inc. and Subsidiaries Historical (January 1, 2011 through May 26, 2011)	Pro Forma Adjustments		Pro Forma Combined
Revenues
Software products	$38,264	$10,743	$—		$49,007
Maintenance	11,240	7,402	(818)	A	17,824

	49,504	18,145	(818)		66,831
Cost of revenues
Software products	26,657	5,198	—		31,855
Maintenance	4,584	2,758	—		7,342

	31,241	7,956	—		39,197
Gross profit	18,263	10,189	(818)		27,634
Operating expenses
Research and development	14,513	4,254	—		18,767
Sales and marketing	12,332	3,800	1,439	B	17,571
General and administrative expenses	11,785	4,799	(134)	C	16,450

Total operating expense	38,630	12,853	1,305		52,788

Operating loss	(20,367)	(2,664)	(2,123)		(25,154)
Interest income	(246)	(36)	—		(282)
Interest expense	307	817	(817)	D	307

Loss before income tax expense	(20,428)	(3,445)	(1,306)		(25,179)
Income tax expense	1,330	207	—	F	1,537

Net loss	$(21,758)	$(3,652)	$(1,306)		$(26,716)

Weighted average common shares outstanding
Basic and diluted loss per common share

See the accompanying notes to the Unaudited Pro Forma

Condensed Combined Financial Statements.

Mavenir Systems, Inc. and Subsidiaries

Unaudited Pro Forma Condensed Combined Statement of Operations

for the Nine Months Ended September 30, 2012

(in thousands, except share and per share amounts)

	Mavenir Systems, Inc. and Subsidiaries (includes Airwide Solutions, Inc.) Historical	Pro Forma Adjustments		Pro Forma Combined
Revenue
Software products	$41,181	—		$41,181
Maintenance	15,876	—		15,876

	57,057	—		57,057

Cost of revenue
Software products	17,855	—		17,855
Maintenance	5,744	—		5,744

	23,599	—		23,599

Gross profit	33,458	—		33,458

Operating expenses
Research and development	18,215	—		18,215
Sales and marketing	12,325			12,325
General and administrative expenses	11,669	—		11,669

Total operating expenses	42,209	—		42,209

Operating loss	(8,751)	—		(8,751)
Interest income	(9)	—		(9)
Interest expense	72	—		72

Loss before income tax expense	(8,814)	—		(8,814)
Income tax expense	254	—	F	254

Net loss	$(9,068)	—		$(9,068)

Weighted average common shares outstanding			E
Basic and diluted loss per common share			E

See the accompanying notes to the Unaudited Pro Forma

Condensed Combined Financial Statements.

Mavenir Systems, Inc. and Subsidiaries

Unaudited Pro Forma Condensed Combined Balance Sheets

(in thousands, except share and per share amounts)

	As of September 30, 2012
	Mavenir Systems, Inc. and Subsidiaries (includes Airwide Solutions, Inc.) Historical	Pro Forma Adjustments			Pro Forma Combined
Assets
Current assets
Cash and cash equivalents	$5,448	$		E	$
Accounts receivable, net	15,069		—			15,069
Unbilled revenue	10,908		—			10,908
Inventories	2,812		—			2,812
Prepaid expenses and other current assets	4,983		—			4,983
Deferred contract costs	4,662		—			4,662

Total current assets	43,882
Property and equipment, net	4,530		—			4,530
Intangible assets, net	5,482		—			5,482
Deposits and other assets	469		—			469
Goodwill	935		—			935

Total assets	$55,298	$			$

See the accompanying notes to the Unaudited Pro Forma

Condensed Combined Financial Statements.

Mavenir Systems, Inc. and Subsidiaries

Unaudited Pro Forma Condensed Combined Balance Sheets

(in thousands, except share and per share amounts)

	As of September 30, 2012
	Mavenir Systems, Inc. and Subsidiaries (includes Airwide Solutions, Inc.) Historical	Pro Forma Adjustments			Pro Forma Combined
Liabilities
Current liabilities
Trade accounts payable	$5,164		$—			$5,164
Accrued liabilities	12,183		—			12,183
Deferred revenue	14,698		—			14,698
Income tax payable	974		—			974
Current portion of long-term debt	3,692		—			3,692

Total current and total liabilities	36,711		—			36,711

Series A redeemable convertible preferred stock, $0.001 par value. 26,137,758 shares issued, actual; no shares issued, pro forma.	13,005		(13,005)	E		—
Series B redeemable convertible preferred stock $0.001 par value. 26,727,505 shares issued, actual; no shares issued, pro forma.	20,500		(20,500)	E		—
Series C redeemable convertible preferred stock $0.001 par value. 18,316,941 shares issued, actual; no shares issued, pro forma.	17,478		(17,478)	E		—
Series D redeemable convertible preferred stock $0.001 par value. 12,100,007 shares issued, actual; no shares issued, pro forma.	13,575		(13,575)	E		—
Series E redeemable convertible preferred stock $0.001 par value. 31,885,207 shares issued, actual; no shares issued, pro forma.	40,000		(40,000)	E		—

Commitments and contingencies

Shareholders’ deficit
Common stock 8,515,699 shares issued, actual; shares issued, pro forma.	9			E
Paid-in capital	782			E
Accumulated deficit	(89,076)		—			(89,076)
Accumulated other comprehensive income	2,314		—			2,314

Total shareholders’ deficit	(85,971)

Total liabilities and shareholders’ deficit	$55,298	$			$

See the accompanying notes to the Unaudited Pro Forma

Condensed Combined Financial Statements.

Mavenir Systems, Inc. and Subsidiaries

Notes to Unaudited Pro Forma Condensed Combined

Financial Statements

(in thousands, except share and per share amounts)

Description of the Transactions and Basis of Presentation

1.  Basis of Presentation

The unaudited pro forma condensed combined financial statements have been derived from the historical consolidated financial statements of Mavenir Systems, Inc. and subsidiaries (the “Company”, “Mavenir” or “we”) and reflect the acquisition of Airwide Solutions, Inc. and subsidiaries (“Airwide”) on May 27, 2011, whose historical consolidated financial statements are also included elsewhere in this prospectus.

The pro forma adjustments have been prepared as if the acquisition of Airwide and the completion of this offering had taken place on January 1, 2011 for the unaudited statements of operations for the year ended December 31, 2011 and the nine months ended September 30, 2012; and the completion of this offering had taken place on September 30, 2012 for the unaudited pro forma condensed combined balance sheets as of September 30, 2012. The Airwide acquisition was consummated on May 27, 2011 so it is already reflected in the unaudited pro forma condensed combined balance sheet at September 30, 2012. The adjustments are based upon currently available information and certain estimates and assumptions; therefore, actual adjustments will differ from the pro forma adjustments. However, management believes that the assumptions provide a reasonable basis for presenting the significant effects of the contemplated transaction and that the pro forma adjustments give appropriate effect to those assumptions and are properly applied in the pro forma condensed combined financial information.

2.  Acquisition of Airwide

On May 27, 2011, the Company acquired all of the outstanding capital stock of Airwide for a total purchase price of $16,901. The Airwide acquisition was accounted for under the acquisition method of accounting. The assets acquired and the liabilities assumed by the Company were recognized at their fair values at the acquisition date. The Company recorded goodwill of $941, which is not deductible for income taxes. In addition, the Company recorded the components of intangible assets at fair value as follows:

Description	Estimated Fair Value	Weighted Average Useful Life (in months)
Contractual backlog	$1,411	7
Customer relationship	5,120	72
Technology	791	72

Total	$7,322

In addition, the Company adjusted the historical carrying value of the deferred revenue balance associated with Airwide’s post-contract support (“PCS”) obligation to reduce the profit associated with the selling effort of this obligation. Since this deferred revenue adjustment generally amortizes over approximately 18 months, it is not considered “one time” and it has a continuing impact and an amount has been adjusted to the pro forma statement of operations for the year ended December 31, 2011.

In addition, since Airwide was involved in long-term contracts using the percentage of completion method of accounting, the Company recognized an asset or liability with respect to each contract that was in process as of the acquisition date and the amount recognized was equal to the acquisition-date fair value of each contract. The determination of fair value for each contract required consideration of amounts remaining to be billed under each

Mavenir Systems, Inc. and Subsidiaries

Notes to Unaudited Pro Forma Condensed Combined

Financial Statements

(in thousands, except share and per share amounts)

contract, estimated cost to compete and the profit a market participant would be required to complete the contract. This pro forma adjustment was treated in a manner similar to the treatment of deferred revenue in connection with Airwide’s PCS obligation discussed above.

3.  Pro Forma Adjustments

As a result of the aforementioned, the following pro forma adjustments have been made:

A.	Represents adjustments to record the effect of fair valuing deferred revenue upon the acquisition of Airwide on May 27, 2011 to the period January 1, 2011 through May 26, 2011.

B.	Represents adjustments to record the effect of fair valuing contracts in process upon the acquisition of Airwide on May 27, 2011 to the period January 1, 2011 through May 26, 2011.

C.	Represents adjustments to eliminate historical intangibles amortization that was recognized by Airwide from January 1, 2011 through May 26, 2011 and account for a full year of amortization of the intangible assets acquired upon the acquisition of Airwide.

D.	Represents adjustment to eliminate interest on historical debt that occurred prior to the acquisition of Airwide but was redeemed via the issuance of Series E redeemable convertible preferred stock on May 27, 2011. While the preferred stockholders are entitled to $0.1004 per share per annum, the Board of Directors has not declared dividends on any of the preferred stock to date. As the preferred stock dividends are not cumulative, no pro forma dividends have been reflected.

E.	Give effect to the automatic conversion upon the completion of this offering of all of our outstanding shares of redeemable convertible preferred stock, on a one-for-one basis, into an aggregate of shares of common stock.

(i)	Reflects the net proceeds from this offering from the assumed sale of shares of our common stock at an assumed initial public offering price of $ per share (the midpoint of the range set forth on the cover page of this prospectus). A $1.00 increase or decrease in the assumed initial public offering price of $ per share (the midpoint of the range set forth on the cover page of this prospectus) would increase or decrease the net proceeds from this offering available to us and correspondingly increase or decrease the amount of cash and cash equivalents, additional paid-in capital, total shareholders’ deficit and total capitalization by approximately $ , assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering costs payable by us. See “Use of Proceeds.”

(ii)	Reflects the use of proceeds from this offering to repay debt, including call premiums of $ ($ net of tax) and accrued interest of $ .

F.	No income taxes were provided for on the pro-forma adjustments as the Company is in a full valuation allowance position.

Mavenir Systems, Inc. and Subsidiaries

Condensed Consolidated Balance Sheets

(unaudited)

(in thousands, except share and per share amounts)

	As of December 31, 2011	As of September 30, 2012
Assets

Current assets
Cash and cash equivalents	$19,466	$5,448
Accounts receivable, net (related party $6,063 and $3,584, respectively)	16,112	15,069
Unbilled revenue	4,845	10,908
Inventories	2,242	2,812
Prepaid expenses and other current assets	2,547	4,983
Deferred contract costs	4,647	4,662

Total current assets	49,859	43,882
Property and equipment, net	3,426	4,530
Intangible assets, net	5,904	5,482
Deposits and other assets	297	469
Goodwill	901	935

Total assets	$60,387	$55,298

See accompanying notes to Condensed Consolidated Financial Statements.

Mavenir Systems, Inc. and Subsidiaries

Condensed Consolidated Balance Sheets

(unaudited)

(in thousands, except share and per share amounts)

	As of December 31, 2011	As of September 30, 2012
Liabilities and shareholders’ deficit

Current liabilities
Trade accounts payable	$4,481	$5,164
Accrued liabilities	9,453	12,183
Deferred revenue	18,663	14,698
Income tax payable	720	974
Current portion of long-term debt	814	3,692

Total current and total liabilities	34,131	36,711

Series A redeemable convertible preferred stock, $0.001 par value. 26,137,758 shares authorized and 26,137,758 shares issued and outstanding in both periods.	13,005	13,005
Series B redeemable convertible preferred stock, $0.001 par value. 26,727,505 shares authorized and 26,727,505 shares issued and outstanding in both periods.	20,500	20,500
Series C redeemable convertible preferred stock, $0.001 par value. 24,683,530 shares authorized and 18,316,941 shares issued and outstanding in both periods.	17,478	17,478
Series D redeemable convertible preferred stock, $0.001 par value. 12,100,007 shares authorized and 12,100,007 shares issued and outstanding in both periods.	13,575	13,575
Series E redeemable convertible preferred stock, $0.001 par value. 32,135,213 shares authorized and 31,885,207 shares issued and outstanding in both periods.	40,000	40,000

Commitments and contingencies

Shareholders’ deficit
Common stock, $0.001 par value. 155,203,902 and 155,203,902 shares authorized; 13,761,324 and 14,489,834 shares issued; 8,515,699 and 9,244,209 shares outstanding in 2011 and 2012, respectively.	9	9
Additional paid-in capital	518	782
Accumulated deficit	(80,008)	(89,076)
Accumulated other comprehensive income	1,179	2,314

Total shareholders’ deficit	(78,302)	(85,971)

Total liabilities and shareholders’ deficit	$60,387	$55,298

See accompanying notes to Condensed Consolidated Financial Statements.

Mavenir Systems, Inc. and Subsidiaries

Condensed Consolidated Statements of Operations and Comprehensive Loss

(unaudited)

(in thousands, except share and per share amounts)

	Nine Months Ended September 30,
	2011	2012
Revenues
Software products	$18,868	$41,181
Maintenance	6,499	15,876

(related party $10,048 and $21,007, respectively)	25,367	57,057

Cost of revenues
Software products	12,581	17,855
Maintenance	3,454	5,744

	16,035	23,599

Gross profit	9,332	33,458

Operating expenses
Research and development	10,420	18,215
Sales and marketing	6,824	12,325
General and administrative	6,838	11,669

Total operating expenses	24,082	42,209

Operating loss	(14,750)	(8,751)

Interest income	(146)	(9)
Interest expense	178	72

Loss before income tax expense	(14,782)	(8,814)
Income tax expense	932	254

Net loss	$(15,714)	$(9,068)

Basic and diluted loss per common share	$(1.93)	$(1.02)

Weighted average common shares outstanding	8,132,074	8,891,056

Net loss	$(15,714)	$(9,068)

Other comprehensive income
Foreign currency translation adjustments	1,525	1,135

Total comprehensive loss	$(14,189)	$(7,933)

See accompanying notes to Condensed Consolidated Financial Statements.

Mavenir Systems, Inc. and Subsidiaries

Condensed Consolidated Statement of Cash Flows

(unaudited)

(in thousands, except share and per share amounts)

	Nine Months Ended September 30,
	2011	2012
Cash flows from operating activities
Net loss	$(15,714)	$(9,068)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation of property and equipment	327	1,008
Amortization of intangible assets	1,323	964
Provision for bad debts and doubtful accounts	638	111
Stock-based compensation expense	103	203
Unrealized foreign currency exchange (gain)/ loss	842	1,696
Changes in operating assets and liabilities, exclusive of effect of acquisition:
Accounts receivable (related party $4,088 and $2,479, respectively)	(11,940)	1,259
Unbilled revenue	5,448	(3,850)
Deposits and other assets	(107)	44
Inventories	(3,055)	(578)
Prepaid expenses	377	(1,728)
Deferred contract costs	(11,021)	(944)
Deferred revenues	10,782	(6,678)
Accounts payable and accrued liabilities	8,188	3,569

Net cash used in operating activities	(13,809)	(13,992)

Cash flows from investing activities
Acquisition of Airwide, net of cash acquired	(14,497)	—
Purchase of property and equipment	(1,035)	(2,465)

Net cash used in investing activities	(15,532)	(2,465)

Cash flows from financing activities
Repayments of notes payable	(562)	—
Borrowing from line of credit	3,741	3,000
Repayments of line of credit borrowing	(436)	(122)
Issuance of preferred stock (related party $885 and $—, respectively)	40,000	—
Exercise of options to purchase common stock	50	61

Net cash provided by financing activities	42,793	2,939

Exchange rate effect on cash and cash equivalents	(528)	(500)

Net increase (decrease) in cash and cash equivalents	12,924	(14,018)
Cash and cash equivalents, beginning of period	5,425	19,466

Cash and cash equivalents, end of period	$18,349	$5,448

Supplemental cash flow information
Cash paid for interest	$174	$72
Cash paid for income taxes	$925	$256

See accompanying notes to Condensed Consolidated Financial Statements.

Mavenir Systems, Inc. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements

(in thousands, except share and per share amounts)

1. Description of the Business and Summary of Significant Accounting Policies

Basis of Presentation

The unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) for interim financial information. Accordingly, the unaudited condensed consolidated financial statements do not include all of the information and the notes required by GAAP for complete financial statements. The December 31, 2011 balance sheet amounts were derived from the audited consolidated financial statements, but do not include disclosures required by GAAP for annual periods. In the opinion of management, the unaudited condensed consolidated financial statements for the nine months ended September 30, 2011 and 2012 reflect all adjustments and disclosures necessary for a fair presentation of the results of the reported interim periods. These unaudited condensed consolidated financial statements should be read in conjunction with the Company’s annual audited consolidated financial statements and notes thereto included elsewhere in this prospectus. The results of operations for the nine months ended September 30, 2012 are not necessarily indicative of the results to be expected for the full year.

There have been no changes to our significant accounting policies described in the Prospectus that have had a material impact on our condensed consolidated financial statements and related notes and therefore notes to the financial statements which would substantially duplicate the disclosure contained in the audited consolidated financial statements included elsewhere in this prospectus have been omitted.

There are no recently issued accounting pronouncements that are expected to affect the Company’s financial reporting.

Liquidity

At December 31, 2011 and September 30, 2012, Mavenir Systems, Inc. (the “Company”) had an accumulated deficit of approximately $80,000 and $89,000, respectively, and has incurred losses from operations since inception. Based upon anticipated levels of operations, the Company anticipates that ongoing working capital requirements will be funded by additional financing and the potential equity offering as discussed in Note 13. The Company anticipates that such sources of funds will be sufficient to fund operations and finance its cash flow needs for the ensuing year. In the event that the public offering is delayed, the Company would anticipate an additional round of equity financing by its shareholders.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Deferred Public Offering Costs

Deferred public offering costs which are classified in prepaid expense and other current assets, consist of costs associated with professional fees incurred related to a potential public offering. These costs have been deferred and will be charged against the proceeds of the offering. Deferred public offering costs were zero and $1,460 as of December 31, 2011 and September 30, 2012, respectively.

Mavenir Systems, Inc. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements

(in thousands, except share and per share amounts)

Foreign Currency Translation and Transactions

The functional currency for each foreign subsidiary of the Company is the applicable local currency. Assets and liabilities of the foreign subsidiary are translated to U.S. dollars at year-end exchange rates. Income and expense items are translated at the rates of exchange prevailing during the year. Currency translation adjustments are recorded as a component of other comprehensive income (loss). Transaction losses are included in general and administrative expenses and amounted to $31 and $1,050 for the nine months ended September 30, 2011 and 2012, respectively, including the effects of the translation of intercompany balances considered to be of a short term nature and subject to settlement.

Restructuring Charges

Restructuring charges consist primarily of severance and benefits resulting from strategic management decisions to consolidate operations supporting our business following the acquisition of Airwide described in Note 2. Restructuring charges represent costs related to the realignment and restructuring of our business operations. These charges include expenses incurred in connection with strategic planning, certain cost reduction programs and acquisition integrations that we have implemented and consist of the cost of involuntary termination benefits, facilities charges, asset write-offs and other costs of exiting activities or geographies.

Restructuring charges incurred and paid during the nine months ended September 30, 2011 and 2012 totaled $309 and $302, respectively, which is included in general and administration expenses in the condensed consolidated statements of operations and comprehensive loss.

Software Development Costs

Certain costs to develop internal-use computer software are capitalized, provided these costs are expected to be recoverable. These costs are included in property and equipment and are amortized over three years beginning when the asset is substantially ready for use. Costs incurred during the preliminary project stage, as well as maintenance and training costs are expensed as incurred. We capitalized software development costs of $0 and $598 for the nine months ended September 30, 2011 and 2012, respectively. There was no amortization expense recorded for the period as the related assets were not substantially ready for use.

2. Business Combination

On May 27, 2011, the Company acquired all of the outstanding capital stock of Airwide Solutions, Inc. (“Airwide”) (the “Airwide Acquisition”) for $16,901. The Airwide Acquisition was funded with a portion of the proceeds from the issuance of Series E preferred stock of 31,885,207 shares at $1.25 per share for $40,000. Prior to the acquisition, Airwide was a provider of messaging and content delivery software to mobile operators with revenues and expenses mainly being generated in EMEA (Europe, Middle East and Africa), APAC (Asia-Pacific) and Canada. This acquisition marks our initial entry into the countries in which Airwide operates in and provides the Company with additional global presence and access to additional customers.

The Airwide Acquisition was accounted for under the acquisition method of accounting. The assets acquired and the liabilities assumed by the Company were recognized at their fair values at the acquisition date. The Company

Mavenir Systems, Inc. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements

(in thousands, except share and per share amounts)

recorded goodwill of $941, which is attributable to expected growth and cost synergies resulting from the acquisition. The goodwill is not deductible for income tax purposes. The Company incurred approximately $700 of acquisition-related costs, all of which were expensed and included in general and administrative expenses on the consolidated statements of operations and comprehensive loss.

The allocation of the total purchase price of Airwide’s net tangible and identifiable intangible assets was based upon the estimated fair value of those assets as of May 27, 2011. The following table presents the allocation of the total purchase price to the assets acquired and liabilities assumed at the date of the acquisition:

May 27, 2011
Cash and cash equivalents	$2,404
Accounts receivables	8,112
Unbilled revenue	6,624
Other current assets	2,612
Property and equipment	441
Intangibles	7,322
Goodwill	941
Accounts payable	(2,901)
Deferred revenue	(2,427)
Accrued expense and other current liabilities	(4,198)
Uncertain tax position liabilities	(2,029)

Total	$16,901

As part of the purchase price allocation, the Company has determined that the identifiable intangible assets are contractual backlog, customer relationships and technology. Backlog consists of existing contracts. The Company valued contractual backlog and customer relationships using the excess earnings method. The Company applied the relief-from-royalty method to estimate the fair value of technology. These intangible assets are amortized with estimated useful lives ranging from seven months to six years from the date of acquisition using a method that reflects an appropriate allocation of the costs of these intangible assets to earnings in proportion to the amount of economic benefits obtained in each reporting period.

Acquired intangible assets	Fair Value	Weighted Average Useful Life (in months)
Contractual backlog	$1,411	7
Customer relationship	5,120	72
Technology	791	72

Total	$7,322

The unaudited pro forma revenues and net loss of the Company for the nine month period ended September 30, 2011 were $24,549 and $14,408, respectively, as if the acquisition occurred as of January 1, 2011. The results of the acquisition are already reflected in the results for the period ended September 30, 2012.

Mavenir Systems, Inc. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements

(in thousands, except share and per share amounts)

3. Net Loss Per Common Share

Information with respect to basic and diluted net loss per common share is presented below for the nine months ended September 30, 2011 and 2012:

	2011	2012
Net loss	$(15,714)	$(9,068)
Loss per common share	$(1.93)	$(1.02)
Weighted average common shares outstanding	8,132,074	8,891,056
Potentially dilutive securities:
Outstanding stock options	6,315,262	9,044,990
Redeemable convertible preferred stock	115,167,418	115,167,418

The effects of redeemable convertible preferred stock and options outstanding were excluded from the computation of diluted loss per common share in 2011 and 2012, respectively, because these securities would have been anti-dilutive. The weighted average common shares for basic and diluted loss per common share were the same due to the loss for the nine months ended September 30, 2011 and 2012.

4. Shareholders’ Deficit

Common Stock

As of December 30, 2011, the Board of Directors and shareholders approved an increase in the number of authorized shares of common stock of the Company from 113,827,759 to 155,203,902.

Stock Option Plan and Stock-based Compensation

Stock-based compensation represents the cost related to stock-based awards granted to employees. The Company measures stock-based compensation cost at the grant date, based on the estimated fair value of the award and recognizes the cost as an expense on a straight-line basis over the employee requisite service period. The Company estimates the fair value of stock options using the Black-Scholes valuation model. The expense is recorded in the operating expense category of the condensed consolidated statement of operations and comprehensive loss associated with the function performed by the recipient.

The Company’s amended and restated 2005 Stock Option Plan (the “Plan”) permits the Company to grant shares of Common Stock to employees, consultants, and outside directors of the Company under various stock awards, including incentive stock options, nonqualified stock options, and restricted stock awards. The maximum number of shares of Common Stock that can be granted under the Plan is 24,315,515 as of September 30, 2012. As of September 30, 2012, 4,489,834 options have been exercised in exchange for restricted shares, and 830,000 restricted options have been repurchased by the Company pursuant to a provision in the options granting the Company a right to make such repurchases. No options had been granted to consultants.

At September 30, 2012, there were 1,988,710 shares of Common Stock available for future grants under the Plan. At September 30, 2012, options that were fully vested amounted to 9,355,016 shares with a weighted average exercise price of $0.11 and weighted average remaining contractual term of 5.8 years and intrinsic value of $4,612.

Mavenir Systems, Inc. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements

(in thousands, except share and per share amounts)

The weighted average fair value of stock options granted during the nine months ended September 30, 2011 and 2012 were $0.07 and $0.39, respectively on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

2012
Expected dividends	0%
Risk-free interest rate (U.S. Treasury)	1.7%
Expected term	6.3 years
Expected volatility	62%

The following table summarizes the stock option activity during the nine months ended September 30, 2012:

	Shares	Weighted Average Exercise Price per Share	Weighted Average Remaining Contractual Term
Outstanding January 1, 2012	18,532,704	$0.16
Granted	2,896,025	0.67
Exercised	(728,510)	0.08
Forfeited or expired	(2,033,248)	0.14

Outstanding, September 30, 2012	18,666,971	$0.24	7.5 years

Exercisable, September 30, 2012	18,666,971	$0.24	7.5 years

The following table summarizes additional information about stock options at September 30, 2012:

Exercise Price	Options Outstanding	Options Exercisable	Weighted Average Remaining Contractual Term (in years)
$0.01	150,000	150,000	3.2
$0.06	3,808,221	3,808,221	3.9
$0.08	1,767,810	1,767,810	5.4
$0.09	2,568,000	2,568,000	7.3
$0.11	1,247,417	1,247,417	8.2
$0.30	6,614,248	6,614,248	9.2
$0.73	2,511,275	2,511,275	10.0

	18,666,971	18,666,971	7.5

At September 30, 2012, the intrinsic value of outstanding and exercisable stock options was $6,970. The total intrinsic value of options exercised during the nine months ended September 30, 2011 and 2012 was $138 and $376, respectively. Cash received from stock option exercises was $50 and $61 for the nine months ended September 30, 2011 and 2012, respectively. The Company recorded $103 and $203 of non-cash charges for stock compensation related to amortization of the fair value of unvested stock options for the nine months ended September 30, 2011 and 2012, respectively. At September 30, 2012, there was $1,031 of total unrecognized cost related to unvested stock options granted under the Plan, which is expected to be recognized over a weighted average period of 3.2 years.

Mavenir Systems, Inc. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements

(in thousands, except share and per share amounts)

5. Accounts Receivable and Unbilled Revenue

Accounts receivable are generally with diversified customers and dispersed across many geographical regions. As of December 31, 2011 and September 30, 2012, there were three and two customer balances, respectively, that each represented more than 10% of the overall account receivable balance. The Company believes no significant concentration of credit risk exists with respect to these accounts receivable. For the nine months ended September 30, 2011 three customers represented 24%, 14.1% and 11% of the total revenues and for nine months ended September 30, 2012 four customers represented 21%, 11.4%, 11.3% and 10.3%, of the total revenues, respectively.

Accounts receivable consist of the following:

	December 31, 2011	September 30, 2012
Accounts receivable	$16,753	$15,821
Less allowance for doubtful accounts	(641)	(752)

Total accounts receivable, net	$16,112	$15,069

Unbilled Revenue

Software Related Revenue Recognition — Revenue recognized in excess of the amount billed of $4,845 and $10,305 at December 31, 2011 and September 30, 2012, respectively, are classified as unbilled revenue.

Tangible Product Containing Essential Software — Revenue recognized in excess of the amount billed of $0 and $603 at December 31, 2011 and September 30, 2012, respectively, are classified as unbilled revenue.

6. Intangible Assets and Goodwill

Intangible assets as of September 30, 2012 are as follows:

	2012
	Weighted Average Amortization Period (in months)	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Contractual backlog	7	$1,411	$1,411	$—
Customer relationships	72	5,120	1,245	3,875
Technology	72	791	182	609
Certification	36	1,278	280	998

Total intangible assets		$8,600	$3,118	$5,482

The contractual backlog was fully amortized as of December 31, 2011. Total amortization expense was $1,323 and $964 of which $801 and $0 was included in cost of revenue related to software products and the remaining amount of $522 and $964 was included in operating expenses on the consolidated statements of operations and comprehensive loss for the nine months ended September 30, 2011 and 2012, respectively.

Mavenir Systems, Inc. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements

(in thousands, except share and per share amounts)

A summary of changes in the Company’s carrying value of goodwill is as follows:

Goodwill
Balance at December 31, 2011	$901
Foreign currency exchange translation	34

Balance at September 30, 2012	$935

7. Accrued Liabilities

Accrued liabilities as of December 31, 2011 and September 30, 2012 are as follows:

	December 31, 2011	September 30, 2012
Accrued payroll	$2,352	$2,381
Accrued expenses on contracts	2,393	4,833
Uncertain tax positions	3,053	3,053
Other	1,655	1,916

Total accrued liabilities	$9,453	$12,183

8. Long-term Debt

Long-term debt as of December 31, 2011 and September 30, 2012 is as follows:

	December 31, 2011	September 30, 2012
Comerica term note	$—	$—
Comerica revolving line of credit	814	3,692
Less current portion	(814)	(3,692)

Long-term debt, less current portion	$—	$—

The Company had $814 and $3,692 outstanding under its revolving credit facilities as of December 31, 2011 and September 30, 2012, respectively. The balances outstanding under the revolving credit facilities are classified as current obligations.

For the revolving Line of Credit (“LOC”) and the Term Loan, the Company is required to maintain certain financial covenants as defined in the loan agreements; these covenants are standard and customary for these types of agreements. At September 30, 2012, the Company was not in compliance with a covenant requiring periodic reporting. Neither party pursued a waiver nor an amendment due to a new loan being negotiated as discussed below. Amounts outstanding under the LOC and Term Loan are collateralized by substantially all of the Company’s assets, including intellectual property.

On October 18, 2012, the Company entered into loan agreements with Silicon Valley Bank. Under the agreements, the Company has two loans totaling $32,500 (the “New Loans”). The term loan and LOC with Comerica Bank were repaid on October 19, 2012 with the partial proceeds of the loans from Silicon Valley Bank. The New Loans include a $22,500 Senior Loan secured by substantially all of the assets of the Company, including intellectual property. The Senior Loan has a three-year term at a floating rate of 1% above the U.S. Prime Rate, subject to a minimum interest rate of 4.25%. Under the terms of the agreement, the Company can

Mavenir Systems, Inc. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements

(in thousands, except share and per share amounts)

draw up to 80% of eligible trade receivables up to $15,000 with the remaining $7,500 generally available for working capital and cash management purposes. The Company also obtained a $10,000 Subordinated Loan also secured by substantially all of the assets of the Company, including intellectual property, that has a three-year term at a fixed rate of 11%. Both loans require the payment of interest only on the outstanding balance through the term of the loan with all principal payable in October 2015. Both loans may prepaid at any time without penalty. In connection with the New Loans, the Company issued warrants to purchase a total of 900,000 shares of the Company’s common stock at a price of $0.73 per share.

The Silicon Valley Bank loan agreements contain certain restrictive covenants, and the Senior Loan requires us to maintain a minimum tangible net worth at all times. The agreements also contain usual and customary events of default, the occurrence of which may result in all outstanding amounts under the loan agreements becoming due and payable immediately, and they also impose an interest penalty of an additional 5% above the otherwise applicable interest rate at any time when an event of default is continuing.

9. Commitments and Contingencies

From time to time, we, our customers and our competitors are subject to various litigation and claims arising in the ordinary course of business. The software and communications infrastructure industries are characterized by frequent litigation and claims, including claims regarding patent and other intellectual property rights, claims for damages or indemnification for alleged breach under commercial supply or service contracts and claims regarding alleged improper hiring practices. As a result, while we presently are a party to only one lawsuit as described below, from time to time we may be involved in various additional legal proceedings or claims.

We are one of 16 remaining defendants in Eon Corp. IP Holdings, LLC v. Sensus USA, Inc. et al. The plaintiff Eon Corp. IP Holdings, LLC, or Eon, a non-operating entity, alleges that each of the defendants has infringed, and continues to infringe, Eon’s U.S. Patent No. 5,592,491. The suit was originally filed in October 2010 in the United States District Court for the Eastern District of Texas. In January 2012, the court granted defendants’ motion to transfer the suit to the United States District Court for the Northern District of California. Discovery is now underway. Trial is currently scheduled for June 2014. We intend to defend the case vigorously, but are currently unable to assess the likelihood of an unfavorable outcome or to estimate the amount or range of any possible judgment or settlement amount which may become payable by us.

Subject to the above, we are not aware of any pending or threatened legal proceeding against us that could have a material adverse effect on our business, operating results or financial condition.

10. Income Taxes

Our income tax provision for interim periods is determined using an estimate of our annual effective tax rate, adjusted for discrete items arising in that quarter. In each quarter we update our estimate of the annual effective tax rate, and if our estimated annual tax rate changes, we make a cumulative adjustment in that quarter.

We accrue for the effects of uncertain tax positions and the related potential penalties and interest. There were no net material adjustments to our recorded liability for unrecognized tax benefits during the nine months ended September 30, 2012. The Company believes the amount already provided for as of December 31, 2011 to be the maximum potential exposure as of September 30, 2012 and as such does not believe any additional uncertain tax position liability is required. It is reasonably possible that the amount of the unrecognized tax benefit with respect to certain of our unrecognized tax positions could significantly increase or decrease during the next 12 months. At this time, an estimate of the range of the reasonably possible outcomes cannot be made.

Mavenir Systems, Inc. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements

(in thousands, except share and per share amounts)

The Company has net operating loss carryforwards for U.S. federal income tax purposes of $61,201 and $77,539 ($22,693 and $28,751 tax affected) as of December 31, 2011, and September 30, 2012, respectively, which expire beginning in 2024 if not previously utilized. The Company has foreign net operating loss carryforwards of $54,361 and $47,704 ($14,299 and $11,748 tax affected) as of December 31, 2011 and September 30, 2012, respectively, which expire beginning in 2016 if not previously utilized. These net operating loss carryforwards of the Company may be limited under applicable provisions of the U.S. and foreign tax laws. The Company has recorded a full valuation allowance for the net deferred tax assets at December 31, 2011 and September 30, 2012 due to the uncertainty of future taxable operating results. The valuation allowance will be reduced at such time as management is able to determine that the realization of the deferred tax assets is more likely than not to occur.

11. Segment and Geographic Information

Revenues by geographic area are based on the deployment site location of the end customers. Geographic area information related to revenues from customers for the nine months ended September 30, 2011 and 2012 are as follows:

	2011	2012
North America	$12,644	$28,952
EMEA (or Europe, Middle East and Africa)	6,783	16,661
APAC (or Asia-Pacific)	5,940	11,444

Consolidated Total	$25,367	$57,057

Geographic area information related to long-lived assets as of December 31, 2011 and September 30, 2012 are as follows:

	2011	2012
North America	$6,844	$7,847
EMEA (or Europe, Middle East and Africa)	2,841	2,405
APAC (or Asia-Pacific)	546	695

Consolidated Total	$10,231	$10,947

12. Related Parties

Our channel partner, Cisco (directly and through a Cisco subsidiary) is considered to be a related party because of their ownership in our preferred stock and certain warrants. Total revenue generated through our related party was $10,048 and $21,007 for the nine months ended September 30, 2011 and 2012 respectively. As of December 31, 2011 and September 30, 2012, accounts receivable due from our related party was $6,063 and $3,584, respectively. We recognize revenue upon final acceptance by our end-customers.

13. Subsequent Events

During October 2012, the Company entered into a new loan agreement with Silicon Valley Bank and repaid the existing Comerica loan; see Note 8 for further discussion.

The Company expects to submit an initial confidential registration statement on Form S-1 with the U.S. Securities and Exchange Commission, related to an offering of equity securities. Since the equity offering is subject to normal regulatory review and market conditions, the Company is not able to assess the potential impact at this time.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

of Mavenir Systems, Inc.

We have audited the accompanying consolidated balance sheets of Mavenir Systems, Inc. and Subsidiaries (the “Company”) as of December 31, 2010 and 2011 and the related consolidated statements of operations and comprehensive loss, shareholders’ deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements and schedules. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Mavenir Systems, Inc. and Subsidiaries as of December 31, 2010 and 2011, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

As discussed in Notes 1 and 2 to the consolidated financial statements, the Company has retrospectively adopted the Financial Accounting Standards Board’s amended accounting standards related to revenue recognition for arrangements with multiple deliverables and arrangements that include software elements.

/s/ BDO USA, LLP

Dallas, Texas

December 20, 2012

Mavenir Systems, Inc. and Subsidiaries

Consolidated Balance Sheets

(in thousands, except share and per share amounts)

	As of December 31,
	2010	2011
Assets

Current assets
Cash and cash equivalents	$5,425	$19,466
Accounts receivable, net (related party $1,975 and $6,063, respectively)	3,346	16,112
Unbilled revenue	2,615	4,845
Inventories	860	2,242
Prepaid expenses and other current assets	813	2,547
Deferred contract costs	2,435	4,647

Total current assets	15,494	49,859

Property and equipment, net	836	3,426
Intangible assets, net	—	5,904
Deposits and other assets	467	297
Goodwill	—	901

Total assets	$16,797	$60,387

See accompanying notes to Consolidated Financial Statements.

Mavenir Systems, Inc. and Subsidiaries

Consolidated Balance Sheets

(in thousands, except share and per share amounts)

	As of December 31,
	2010	2011
Liabilities and shareholders’ deficit

Current liabilities
Trade accounts payable	$1,590	$4,481
Accrued liabilities	1,023	9,453
Deferred revenue	6,381	18,663
Income tax payable	—	720
Current portion of long-term debt	688	814

Total liabilities	9,682	34,131

Series A redeemable convertible preferred stock, $0.001 par value. 26,137,758 shares authorized; 26,137,758 shares issued and outstanding in both years.	13,005	13,005
Series B redeemable convertible preferred stock, $0.001 par value. 26,727,505 shares authorized; 26,727,505 shares issued and outstanding in both years.	20,500	20,500
Series C redeemable convertible preferred stock, $0.001 par value. 24,683,530 shares authorized; 18,316,941 shares issued and outstanding in both years.	17,478	17,478
Series D redeemable convertible preferred stock, $0.001 par value. 12,100,007 shares authorized; 12,100,007 shares issued and outstanding in both years.	13,575	13,575
Series E redeemable convertible preferred stock, $0.001 par value. 32,135,213 shares authorized; 31,885,207 shares issued and outstanding in 2011.	—	40,000

Commitments and contingencies

Shareholders’ deficit
Common stock, $0.001 par value. 113,827,759 and 155,203,902 shares authorized; 13,310,164 and 13,761,324 shares issued; 8,064,539 and 8,515,699 shares outstanding in 2010 and 2011, respectively.	8	9
Additional paid-in capital	331	518
Accumulated deficit	(58,250)	(80,008)
Accumulated other comprehensive income	468	1,179

Total shareholders’ deficit	(57,443)	(78,302)

Total liabilities and shareholders’ deficit	$16,797	$60,387

See accompanying notes to Consolidated Financial Statements.

Mavenir Systems, Inc. and Subsidiaries

Consolidated Statements of Operations and Comprehensive Loss

(in thousands, except share and per share amounts)

	Year ended December 31,
	2010	2011
Revenues
Software products	$7,009	$38,264
Maintenance	1,242	11,240

(related party $5,754 and $23,340, respectively)	8,251	49,504

Cost of revenues
Software products	4,927	26,657
Maintenance	566	4,584

	5,493	31,241

Gross profit	2,758	18,263

Operating expenses
Research and development	6,097	14,513
Sales and marketing	3,813	12,332
General and administrative	3,003	11,785

Total operating expenses	12,913	38,630

Operating loss	(10,155)	(20,367)

Interest income	(4)	(246)
Interest expense	112	307

Loss before income tax expense	(10,263)	(20,428)
Income tax expense	131	1,330

Net loss	$(10,394)	$(21,758)

Basic and diluted loss per common share	$(1.35)	$(2.69)

Weighted average common shares outstanding	7,726,175	8,091,861

Net loss	$(10,394)	$(21,758)

Other comprehensive income
Foreign currency translation adjustments	481	711

Total comprehensive loss	$(9,913)	$(21,047)

See accompanying notes to Consolidated Financial Statements.

Mavenir Systems, Inc. and Subsidiaries

Consolidated Statements of Shareholders’ Deficit

(in thousands, except share and per share amounts)

	Common Stock		Additional Paid- in Capital	Accumulated Deficit	Other Comprehensive Income (Loss)	Total
	Shares	Amount
Balance at December 31, 2009, as previously reported	7,834,914	$8	$245	$(48,906)	$(13)	$(48,666)

Cumulative effect of accounting change	—	—	—	1,050	—	1,050

Balance at January 1, 2010, as adjusted — see Note 2	7,834,914	8	245	(47,856)	(13)	(47,616)

Exercise of stock options	229,625	—	15	—	—	15
Stock compensation expense	—	—	71	—	—	71
Net loss	—	—	—	(10,394)	—	(10,394)
Foreign currency translation adjustment	—	—	—	—	481	481

Balance at December 31, 2010	8,064,539	8	331	(58,250)	468	(57,443)

Exercise of stock options	451,160	1	49	—	—	50
Stock compensation expense	—	—	138	—	—	138
Net loss	—	—	—	(21,758)	—	(21,758)
Foreign currency translation adjustment	—	—	—	—	711	711

Balance at December 31, 2011	8,515,699	$9	$518	$(80,008)	$1,179	$(78,302)

See accompanying notes to Consolidated Financial Statements.

Mavenir Systems, Inc. and Subsidiaries

Consolidated Statements of Cash Flows

(in thousands, except share and per share amounts)

	Year ended December 31,
	2010	2011
Cash flows from operating activities
Net loss	$(10,394)	$(21,758)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation of property and equipment	807	949
Amortization intangible assets	—	1,984
Provision for bad debts and doubtful accounts	3	638
Stock-based compensation expense	71	138
Unrealized foreign currency exchange loss	—	643
Changes in operating assets and liabilities, exclusive of effect of acquisition:
Accounts receivable (related party $4,492 and $4,088, respectively)	4,126	(3,039)
Unbilled revenue	(2,155)	1,055
Deposits and other assets	(495)	95
Inventories	(494)	(1,382)
Prepaid expenses	(519)	(557)
Deferred contract costs	1,975	(1,222)
Deferred revenues	922	10,179
Accounts payable and accrued liabilities	831	4,180

Net cash used in operating activities	(5,322)	(8,097)

Cash flows from investing activities
Acquisition of Airwide, net of cash acquired	—	(14,497)
Purchase of property and equipment	(937)	(4,029)

Net cash used in investing activities	(937)	(18,526)

Cash flows from financing activities
Repayments of notes payable	—	(688)
Borrowing from line of credit	1,252	3,741
Repayments of line of credit borrowing	(5,216)	(2,927)
Issuance of preferred stock (related party $— and $885, respectively)	13,575	40,000
Exercise of options to purchase common stock	15	50

Net cash provided by financing activities	9,626	40,176

Exchange rate effect on cash and cash equivalents	(879)	488
Net increase in cash and cash equivalents	2,488	14,041
Cash and cash equivalents, beginning of year	2,937	5,425

Cash and cash equivalents, end of year	$5,425	$19,466

Supplemental cash flow information
Cash paid for interest	$109	$84
Cash paid for income taxes	$53	$387

See accompanying notes to Consolidated Financial Statements.

Mavenir Systems, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

(in thousands, except share and per share amounts)

1. Description of the Business and Summary of Significant Accounting Policies

Description of Business

Mavenir Systems, Inc. (“Mavenir”) was originally formed as a limited liability company on April 26, 2005. Mavenir was then incorporated under the laws of Texas in August 2005, and subsequently incorporated under the laws of the state of Delaware in March 2006.

Mavenir is a leading provider of software-based networking solutions that enable mobile service providers to deliver high-quality internet protocol (IP)-based voice, video, rich communication and enhanced messaging services to their subscribers globally. Mavenir’s mOne® Convergence Platform has enabled leading mobile service providers to introduce the industry’s first live network deployment of Voice-Over-LTE (“VoLTE”) and the industry’s first live deployment of next-generation Rich Communication Suite 5.0. Mavenir’s solutions deliver next-generation services such as Rich Communication Suite (“RCS”), VoLTE and Voice over Wi-Fi (“VoWi-Fi”) over existing 2G and 3G networks and next-generation 4G networks. Mavenir enables mobile service providers to offer services that generate increased revenue and improve subscriber satisfaction and retention, while allowing them to improve time-to-market of new services and reduce network costs.

Mavenir is headquartered in Richardson, Texas and has research and development personnel located at its wholly-owned subsidiaries in China and India. Additionally, Mavenir has a sales presence in Hong Kong and Europe.

On May 27, 2011, Mavenir acquired Airwide Solutions, Inc. (“Airwide”) (the “Airwide Acquisition”). Airwide’s operations are focused on the provision of messaging and content delivery software to mobile operators. Airwide designs, develops, and supports messaging and content systems. The majority of Airwide’s revenues and expenses are from outside the United States. Prior to the Airwide Acquisition, Airwide’s corporate offices were located in Burlington, Massachusetts. Airwide has significant operations in the United Kingdom, Finland, Australia and Canada. In addition, there are operations in India, Malaysia, Spain and Singapore.

Basis of Presentation and Consolidation

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and include the accounts of Mavenir and its wholly-owned subsidiaries (collectively, the “Company” or “we”). All intercompany accounts and transactions have been eliminated in consolidation. The Airwide Acquisition is included in the consolidated financial statements from the date of acquisition.

Retrospective Adoption of New Accounting Principle

In September 2009, the Financial Accounting Standards Board (“FASB”) amended the accounting standards related to revenue recognition for arrangements with multiple deliverables and arrangements that include tangible products and software elements (“new accounting MEAs policy”). The Company adopted the new accounting principle on a retrospective basis effective the first quarter of 2010.

Prior to the retrospective adoption of the new accounting MEAs policy, the Company was required to account for the delivery and sales of its tangible products that include essential software ratably over the post-customer support (“PCS”) period (typically twelve months) because the Company did not have vendor specific objective evidence (“VSOE”) of its PCS. This resulted in the deferral of significant amounts of revenue and costs related to these products.

Mavenir Systems, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

(in thousands, except share and per share amounts)

Based on the new accounting MEAs policy related to multiple deliverable arrangements, the Company determined that it generally has two deliverables. The first deliverable is the hardware and software essential to the functionality of the hardware device delivered at the time of sale and the second deliverable is the PCS. The new accounting principles resulted in the recognition of substantially all of the hardware and software revenue elements upon delivery and customer acceptance, with PCS recognized ratably over the service period of generally twelve months using the estimated selling price (“ESP”) for both deliverables.

The consolidated financial statements and notes to the consolidated financial statements presented herein have been adjusted to reflect the retrospective adoption of the new accounting principles. Refer to Note 2, “Retrospective Adoption of New Accounting Principle” in these consolidated financial statements for additional information on the impact of adoption.

Liquidity

At December 31, 2010 and 2011, the Company had an accumulated deficit of approximately $58,000 and $80,000, respectively, and has incurred losses from operations since inception. Based upon anticipated levels of operations, the Company anticipates that ongoing working capital requirements will be funded by additional financing and by a potential equity offering as discussed in Note 18. The Company anticipates that such sources of funds will be sufficient to fund operations and finance its cash flow needs for the ensuing year. In the event that the initial public offering is delayed, Mavenir would anticipate another equity raising funding from existing shareholders.

Business Combination

The Company accounts for business combinations under the acquisition method of accounting, which requires the assets acquired and liabilities assumed to be recorded at their respective fair values as of the acquisition date in the Company’s consolidated financial statements. The determination of estimated fair value may require management to make significant estimates and assumptions. The purchase price is the fair value of the total consideration conveyed to the seller and the excess of the purchase price over the fair value of the acquired identifiable net assets, where applicable, is recorded as goodwill. The results of operations of an acquired business are included in our consolidated financial statements from the date of acquisition. Costs associated with the acquisition of a business are expensed in the period incurred.

Cash and Cash Equivalents

Cash and cash equivalents consist of corporate bank accounts and money market funds with an original maturity of three months or less. For purposes of the statement of cash flows, the Company considers all highly liquid instruments with original maturities of three months or less to be cash equivalents. Cash balances consisted of U.S. Dollar, Australian Dollar (“AUD”), British Pound (“GBP”), Canadian Dollar (“CAD”), Chinese Yuan Renminbi (“CNY”), European Union (“EURO”), Indian Rupee (“INR”), Malaysian Ringgit (“MYR”), and Singapore Dollar (“SGD”). Foreign bank balances totaled $285 and $4,850 as translated in U.S. dollars at December 31, 2010 and 2011, respectively, based on the exchange notes in effect on such dates.

Cash and cash equivalents are maintained at high credit-quality financial institutions. Balances may exceed the limits of government provided insurance, if applicable or available. The Company has never experienced any losses resulting from a financial institution failure or default. All non-interest bearing cash balances in the United States were fully insured by the FDIC at December 31, 2011 due to a temporary federal program in effect from

Mavenir Systems, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

(in thousands, except share and per share amounts)

December 31, 2010 through December 31, 2012. Under the program, there is no limit to the amount of insurance for eligible accounts. Beginning 2013, FDIC insurance coverage will revert to $250,000 per depositor at each financial institution, and the Company’s non-interest bearing cash balances in the United States may again exceed federally insured limits. There were no interest-bearing amounts on deposit in the United States in excess of federally insured limits at December 31, 2011.

Accounts Receivable

The Company’s accounts receivable are primarily due from companies in the mobile telecommunications industry. Credit is extended based on evaluation of the customer’s financial condition and generally collateral is not required. Accounts receivable are determined by the payment milestones referenced and agreed to in each of the commercial agreements. Payment milestones vary by contract. Payment terms typically range from 30 to 60 days from invoice date. Accounts outstanding longer than the contractual payment term are considered past due.

Allowance for doubtful accounts	Balance at Beginning of Period	Charged to Costs and Expense	Deductions	Balance at End of Period
Year ended December 31, 2010	$—	$3	$—	$3
Year ended December 31, 2011	$3	$638	$—	$641

Revenue Recognition

The Company generates revenue from the sale of software products and maintenance and support. Professional services consist primarily of software development and implementation services, but also can include training of customer personnel. The Company’s products and services are generally sold as part of a contract, the terms of which are considered as a whole to determine the appropriate revenue recognition.

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, the sale price is fixed or determinable and collectability is reasonably assured. The Company recognizes revenue in accordance with either the provisions of FASB Accounting Standards Codification (“ASC”) 985-605, Software Revenue Recognition, as amended, or with ASC 605-25 Multiple Element Arrangements (“MEAs”), with consideration to ASC 605-35 Construction-Type and Production-Type Contracts.

The Company first determines whether its products consist of tangible products that contain essential software elements and as such, are excluded from the software revenue recognition method of accounting.

The Company’s products and services are sold through distribution partners and directly through its sales force. The Company typically does not offer contractual rights of return, stock balancing or price protection to its distribution partners, however, it does offer certain price protection to Cisco under the arrangement and see Note 17 for additional related party disclosures. Actual product returns from them have been insignificant to date. As a result, the Company does not currently maintain allowances for product returns and related services.

Software Related Revenue Recognition

Certain of the Company’s software products are delivered under contracts, which generally require significant integration within a customer’s production and business system environment. As the Company’s agreements generally require significant production, modification or customization of the software, the Company accounts for these agreements under the percentage-of-completion method on the basis of hours incurred to date compared to total hours expected under the contract. The percentage-of-completion method generally results in the

Mavenir Systems, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

(in thousands, except share and per share amounts)

recognition of consistent profit margins over the life of the contract since management has the ability to produce estimates of contract billings and contact costs. We use the level of profit margin that is most likely to occur on a contract. If the most likely profit margin cannot be precisely determined, the lowest probable level of profit in the range of estimates is used until the results can be estimated more precisely. Under the percentage-of-completion accounting, management must also make key judgments in areas such as the percentage-of-completion, estimates of project revenue, costs and margin, estimates of total and remaining project hours and liquidated damages assessments. Changes in job performance, job conditions, estimated profitability, final contract settlements and resolution of claims may result in a revision to job costs and income amount that are different than amounts originally estimated. At the time a loss on a contract is known, the entire amount of the estimated loss is accrued.

Software contracts that do not qualify for use of the percentage-of-completion method, as reasonable estimates of percentage of completion are not available, are accounted for using the completed contract method. Under the completed-contract method, all billings and related costs, net of anticipated losses, are deferred until completion of the contract. In 2011, all software contracts qualified for use of the percentage-of-completion method. Customers are billed in accordance with specific contract terms, which may differ from the rate at which revenue is earned. Revenue recognized in excess of the amount billed of $0 and $4,845 at December 31, 2010 and 2011, respectively, are classified as unbilled revenue. Amounts received from customers pursuant to the terms specified in contracts, but for which revenue has not yet been recognized, are recorded as deferred revenue. The Company also evaluates its revenue recognition in accordance with FASB Accounting Standards Codification 605-45, Principal Agent Consideration, regarding gross versus net revenue reporting. The Company believes that it meets the criteria for gross recognition and reports revenue on a gross basis.

In certain situations, the Company sells software that does not require significant modification of services considered essential to the software’s functionality. Such software, generally consisting of capacity license upgrades, is recognized upon delivery if the other revenue recognition criteria are met.

For multiple element software arrangements, each element of the arrangement is analyzed and allocated a portion of the total arrangement fee to the elements based on the fair value of the element using VSOE of fair value, regardless of any separate prices stated within the contract for each element. Fair value is considered the price a customer would be required to pay if the element were sold separately based on our historical experience of stand-alone sales of these elements to third parties. For PCS such as maintenance, we use renewal rates for continued support arrangements to determine fair value. For software services, we use the fair value we charge our customers when those services are sold separately. We monitor our transactions at least annually to ensure we maintain and periodically revise VSOE to reflect fair value.

Some of our software arrangements include services not considered essential for the customer to use the software for the customer’s purpose, such as training. When software services are not considered essential, the fee allocable to the service element is recognized as revenue as we perform the services. Revenue for hardware, which is considered non-essential to the contract, is recognized when the installation is complete.

Tangible Product Containing Essential Software

On January 1, 2011, the Company retroactively adopted for all periods presented an accounting update regarding revenue recognition for multiple deliverable arrangements and an accounting update for certain revenue arrangements that consist of tangible products that include essential software elements.

Mavenir Systems, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

(in thousands, except share and per share amounts)

The amended update for multiple deliverable arrangements changed the units of accounting for the Company’s revenue transactions, and these products and services qualify as separate units of accounting. Under the previous guidance for multiple deliverable arrangements with tangible products and software elements, the Company was unable to determine the fair value of the undelivered element so it deferred its costs and related billings and recognized such amounts over the performance period of the last deliverable, which was generally the PCS or maintenance period.

MEAs are arrangements with customers which include multiple deliverables, including a combination of equipment and services. The deliverables included in the MEAs are separated into more than one unit of accounting when (i) the delivered equipment has value to the customer on a stand-alone basis, and (ii) delivery of the undelivered service element(s) is probable and substantially in our control. Revenue from arrangements for the sale of tangible products containing both software and non-software components that function together to deliver the product’s essential functionality requires allocation of the arrangement consideration to the separate deliverables using the relative selling price method (“RSP”) of each unit of accounting based first on VSOE if it exists, second on third-party evidence (“TPE”) if it exists, and on estimated selling price (“ESP”) if neither VSOE nor TPE exist.

•

VSOE — For certain elements of an arrangement, VSOE is based upon the pricing in comparable transactions when the element is sold separately. We determine VSOE based on our pricing and discounting practices for the specific product or service when sold separately, considering geographical, customer, and other economic or marketing variables, as well as renewal rates or stand-alone prices for the service element(s).

•

TPE — If we cannot establish VSOE of selling price for a specific product or service included in a multiple-element arrangement, we use third-party evidence of selling price. We determine TPE based on sales of comparable amounts of similar products or services offered by multiple third parties considering the degree of customization and similarity of the product or service sold.

•

ESP — The estimated selling price represents the price at which we would sell a product or service if it were sold on a stand-alone basis. When VSOE or TPE does not exist for an element, we determine ESP for the arrangement element based on sales, cost and margin analysis, as well as other inputs based on its pricing practices. Adjustments for other market and Company-specific factors are made as deemed necessary in determining ESP.

Under the new accounting principles retroactively adopted, certain contracts include multiple elements for which we determine whether the various elements meet the applicable criteria to be accounted for as separate elements and make estimates regarding their relative fair values. Revenue for elements that cannot be separated is recognized once the revenue recognition criteria for the entire arrangement has been met or over the period that our last remaining obligation to perform is fulfilled. Consideration for elements that are deemed separable is allocated to the separate elements at the inception of the arrangement on the basis of their relative selling price and recognized based on meeting authoritative criteria. The adoption of the amended revenue recognition rules significantly changed the timing of revenue recognition and had a material impact on the consolidated financial statements for the years ended December 31, 2010 and 2011. The Company cannot reasonably estimate the effect of adopting these standards on future financial periods as the impact will vary depending on the nature and volume of new or materially modified sales arrangements in any given period. We consider the installation and delivery of our software products to be part of a single unit of accounting for software products revenue due to the complexity of the installation and nature of the contracts.

Mavenir Systems, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

(in thousands, except share and per share amounts)

The related costs associated with the delivered product which does not yet meet the criteria to be recognized as revenue are deferred. The cost of such products is charged to cost of revenue on a proportionate basis similar to the manner in which the related revenue is recognized. Deferred cost represents the cost of direct and incremental items purchased for contracts not yet delivered to customers. Costs of revenue principally consist of the costs of payroll-related costs for service personnel, third-party hardware, third-party licenses and shipping and installation costs to any customer.

In cases where final acceptance has occurred but the Company has not as yet invoiced the customer, the Company has accounted for the amount to be invoiced as unbilled revenue. Customers are billed in accordance with specific contract terms, which may differ from the rate at which revenue is earned. Revenue recognized in excess of the amount billed of $2,615 and $0 at December 31, 2010 and 2011, respectively, are classified as unbilled revenue. Amounts received from customers pursuant to the terms specified in contracts, but for which revenue has not yet been recognized, are recorded as deferred revenue. The Company also evaluates its revenue recognition in accordance with ASC 605-45, Principal Agent Consideration, regarding gross versus net revenue reporting. The Company believes that it meets the criteria for the gross recognition and reports revenue on a gross basis.

Maintenance

Maintenance consists of PCS agreements and our customers generally enter into PCS agreements when they purchase our products. Our PCS agreements range from one to three years and are typically renewable on an annual basis thereafter at the option of the customer. Revenue allocated to PCS is recognized ratably on a straight-line basis over the period the PCS is provided, assuming all other criteria for revenue recognition has been met. All significant costs and expenses associated with PCS are expensed as incurred. For our software products, we have established VSOE of fair value for the PCS. Rates for maintenance, including subsequent renewal rates, are typically established based upon a specific percentage of the products provided, as set forth in the arrangement with the customer. For our tangible products (which all contain essential software), our customers generally enter into PCS arrangements when they purchase these tangible products. Fair value for the maintenance and support obligations for tangible products is based upon the ESP.

Shipping Costs

Outbound shipping and handling costs are included in cost of revenues, in the accompanying consolidated statements of operations and comprehensive loss.

Inventories

Inventories consist of finished goods and are stated at the lower of cost (first-in, first-out method) or market, net of reserve for obsolete inventory. The Company maintains a small warranty stock however; substantially all inventories at year-end are related to actual or planned customer orders. The reserve for obsolescence at December 31, 2010 and 2011 was $0 and $171, respectively.

Our costs of sales also include overhead costs, including capitalized inventory costs, deferred contract costs, and other direct and allocated support costs related to equipment and installation when sold.

Inventory shipped to customers is generally covered under a twelve month warranty and returns have historically been nominal.

Mavenir Systems, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

(in thousands, except share and per share amounts)

Long-lived Assets, Goodwill and Intangible Assets

Property and Equipment

Property and equipment are stated at cost and depreciated over their respective estimated useful lives of three years, using the straight-line method. Maintenance and repairs are charged to expense when incurred.

When events or changes in circumstances indicate that the carrying amount of our property and equipment might not be recoverable, the expected future undiscounted cash flows from the assets are estimated and compared with the carrying amount of the assets. If the sum of the estimated undiscounted cash flows is less than the carrying amount of the assets, an impairment loss is recorded. The impairment loss is measured by comparing the fair value of the assets with their carrying amounts. Fair value is determined based on discounted cash flows or appraised values, as appropriate. We did not record any impairment losses related to our property and equipment during 2010 and 2011.

Intangible Assets

Our intangible assets are primarily comprised of the intangible assets that we acquired in the Airwide Acquisition. Specifically, we recognized intangible assets for (i) contractual backlog; (ii) customer relationships; and (iii) technology. At December 31, 2011, the contractual backlog intangible assets were fully amortized.

The intangible asset related to customer relationships is amortized for six years over a method that reflects an appropriate allocation of the costs of these intangible assets to earnings in proportion to the amount of economic benefits obtained in each reporting period. The intangible asset related to technology is amortized on a straight-line basis with estimated useful lives of six years from the date of the Airwide Acquisition.

Intangible assets are tested for impairment whenever events or circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss would be recognized when the carrying amount of the asset exceeds the estimated undiscounted future cash flows expected to result from the use of the asset and its eventual disposition. The impairment loss to be recorded would be the excess of the asset’s carrying value over its fair value. Fair value is generally determined using a discounted cash flow analysis or other valuation technique. There were no impairment charges to our intangible assets for the year ended December 31, 2011.

Goodwill

Goodwill represents the excess of the purchase price over the fair value of the identifiable net assets acquired. Goodwill and other intangible assets with indefinite lives are not amortized to operations, but instead are reviewed for impairment at least annually, or when there is an indicator of impairment. The Company has no intangible assets with indefinite useful lives, other than goodwill.

The goodwill impairment test is a two-step test. Under the first step, the fair value of the reporting unit is compared with its carrying value (including goodwill). If the fair value of the reporting unit is less than its carrying value, an indication of goodwill impairment exists for the reporting unit and the entity must perform step two of the impairment test (measurement). Under step two, an impairment loss is recognized for any excess of the carrying amount of the reporting unit’s goodwill over the implied fair value of that goodwill. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit in a manner similar to a purchase price allocation and the residual fair value after this allocation is the implied fair value of the reporting unit goodwill. Fair value of the reporting unit is determined using a discounted cash flow analysis. If the fair

Mavenir Systems, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

(in thousands, except share and per share amounts)

value of the reporting unit exceeds its carrying value, step two does not need to be performed. An impairment loss shall be recognized to the extent that the carrying amount of goodwill exceeds its implied fair value.

The Company determines fair value using widely accepted valuation techniques, including discounted cash flows and market multiple analyses. These types of analyses contain uncertainties because they require management to make assumptions and to apply judgment to estimate industry economic factors and the profitability of future business strategies. It is Company’s policy to conduct impairment testing based on its current business strategy in light of present industry and economic conditions, as well as its future expectations.

The Company’s valuation methodology for assessing impairment requires management to make judgments and assumptions based on historical experience and projections of future operating performance. If these assumptions differ materially from future results, the Company may record impairment charges in the future.

In connection with the Company’s annual goodwill impairment test, there is no impairment of such assets at December 31, 2011.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in operations in the period that includes the enactment date.

The Company provides a valuation allowance for its deferred tax assets when it is more likely than not that its deferred tax assets will not be realized, based on expectations of generating future taxable income. Due to the Company’s historical losses, the net deferred tax assets have been fully reserved with the establishment of a valuation allowance.

The Company recognizes the effect of an income tax position only if it is more likely than not (a likelihood of greater than 50%) that such position will be sustained upon examination by the relevant taxing authorities. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. The Company recognized an uncertain tax positions liability of $205 and $3,053 as of December 31, 2010 and 2011, respectively, as a result of related party foreign transactions. The Company recognizes both interest and penalties related to uncertain tax positions as part of the income tax provision. Based on the nature of foreign transactions, the Company does not believe there are any interests and penalties due.

Fair Value Measurements

The Company accounts for financial instruments in accordance with FASB ASC 820, Fair Value Measurements and Disclosures (“ASC 820”), which provides a framework for measuring fair value and expands required disclosure about fair value measurements of assets and liabilities. ASC 820 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the

Mavenir Systems, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

(in thousands, except share and per share amounts)

measurement date. ASC 820 also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

Level 1 — Quoted prices in active markets for identical assets or liabilities.

Level 2 — Inputs other than quoted prices included within Level 1 that are either directly or indirectly observable.

Level 3 — Unobservable inputs that are supported by little or no market activity, therefore requiring an entity to develop its own assumptions about the assumptions that market participants would use in pricing.

The Company’s financial instruments consist primarily of cash and cash equivalents, billed and unbilled accounts receivable, accounts payable and debt. The carrying amounts of financial instruments, other than the debt instruments, are representative of their fair values due to their short maturities. The Company’s revolving line of credit debt agreement bears interest at market rates and thus management believes their carrying amounts approximate fair value.

The Company does not have any other financial or non-financial assets or liabilities that would be characterized as Level 2 or Level 3 instruments.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents. The Company maintains cash and cash equivalent balances in the USA, Australia, Canada, China, Finland, India, Malaysia, Singapore, Spain and the UK. The balances in the USA as of December 31, 2010 and 2011 are fully FDIC insured. The Company maintains cash deposits with financial institutions with balances that often exceed federally insured amounts. The Company has experienced no losses related to these deposits.

Foreign Currency Translation

The functional currency for each foreign subsidiary of the Company is the applicable local currency. Assets and liabilities of the foreign subsidiary are translated to U.S. dollars at year-end exchange rates. Income and expense items are translated at the rates of exchange prevailing during the year. Currency translation adjustments are recorded as a component of other comprehensive income (loss). Transaction gains and (losses) are included in general and administrative expenses and amounted to $441 and $1,194 for the years ended December 31, 2010 and 2011, respectively, including the effects of the translation of intercompany balances considered to be of a short term nature and subject to settlement.

Net Income Per Common Share

Basic net income/(loss) per common share is computed by dividing the net income/(loss) available to common shareholders by the weighted average number of common shares outstanding during the period. Diluted net income per common share is computed by dividing the net income available to common shareholders by the weighted average number of common shares outstanding and potentially dilutive securities outstanding during the period. Potentially dilutive securities include stock options, warrants, and convertible preferred stock during the period, using the treasury stock method. Potentially dilutive securities are excluded from the computations of diluted earnings per share if their effect would be anti-dilutive. Note 11 provides additional information regarding loss per common share.

Mavenir Systems, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

(in thousands, except share and per share amounts)

Research, Development and Engineering Costs

Costs related to research, design and development of service infrastructure technology are charged to research and development expense as incurred. Financial accounting standards provide for the capitalization of certain software development costs once technological feasibility has been established and for the evaluation of the recoverability of any capitalized costs on a periodic basis. The Company’s software products have historically reached technological feasibility late in the developmental process, and developmental costs incurred after technological feasibility and prior to product release have been insignificant to date. Accordingly, no development costs have been capitalized to date and all research and product development expenditures have been expensed as incurred.

Advertising Costs

Costs associated with advertising and marketing are expensed as incurred. Advertising expense for the years ended December 31, 2010 and 2011 was $0 and $25, respectively.

Restructuring Charges

Restructuring charges consist primarily of severance and benefits cost resulting from strategic management decisions to consolidate operations supporting our business during 2011 following the acquisition of Airwide described in Note 3. Restructuring charges represent costs related to the realignment and restructuring of our business operations. These charges include expenses incurred in connection with strategic planning, certain cost reduction programs and acquisition integrations that we have implemented and consist of the cost of involuntary termination benefits, facilities charges, asset write-offs and other costs of exiting activities or geographies.

The charges for involuntary termination costs and associated expenses often require the use of estimates, primarily related to the number of employees to be paid severance and the amounts to be paid, largely based on years of service and statutory requirements. Assumptions to estimate facility exit costs include the ability to secure sublease income largely based on market conditions, the likelihood and amounts of a negotiated settlement for contractual lease obligations and other exit costs. Other estimates for restructuring charges consist of the realizable value of assets including associated disposal costs and termination fees with third parties for other contractual commitments.

Restructuring charges incurred and paid during 2011 totaled $514, which is included in general and administration in the consolidated statements of operations and comprehensive loss.

Stock-based Compensation

Stock-based compensation represents the cost related to stock-based awards granted to employees. The Company measures stock-based compensation cost at the grant date, based on the estimated fair value of the award and recognizes the cost as an expense on a straight-line basis over the employee requisite service period. The Company estimates the fair value of stock options without market-based performance conditions using the Black-Scholes valuation model with the following weighted average assumptions:

•	Risk-free interest rate — U.S. Federal Reserve treasury constant maturities rate consistent vesting period;

•	Expected dividend yield — measured as the average annualized dividend estimated to be paid by the Company over the expected life of the award as a percentage of the share price at the grant date;

Mavenir Systems, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

(in thousands, except share and per share amounts)

•	Expected term — the average of the vesting period and the expiration period from the date of issue of the award; and

•	Weighted average expected volatility — measured using historical volatility of similar public entities for which share or opinion price information is available.

The expense is recorded in the operating expense category of the consolidated statement of operations and comprehensive loss associated with the function performed by the recipient.

Use of Estimates

The preparation of the Company’s consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities, and the reported amounts of revenues and expenses. Actual results could differ from those estimates.

Reclassification

Certain amounts in the prior year’s consolidated financial statements have been reclassified to conform to the current year presentation. The reclassification primarily related to reclassify redeemable convertible preferred stock as temporary equity.

Recent Accounting Pronouncements

In May 2011, the FASB issued ASU 2011-04, Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS. The new standards do not extend the use of fair value but, rather, provide guidance about how fair value should be applied where it already is required or permitted under IFRS or U.S. GAAP. For U.S. GAAP, most of the changes are clarifications of existing guidance or wording changes to align with IFRS. A public entity is required to apply the ASU prospectively for interim and annual periods beginning after December 15, 2011. The principal impact will be expanded disclosure.

In June 2011, the FASB issued amended disclosure requirements for the presentation of comprehensive income. The amended guidance eliminates the option to present components of other comprehensive income (“OCI”) as part of the statement of changes in equity. Under the amended guidance, all changes in OCI are to be presented either in a single continuous statement of comprehensive income or in two separate but consecutive financial statements. We early adopted these changes in 2011 and applied its provisions retrospectively for all periods presented. Such adoption did not have material effect on Company’s financial position or results of operations as it related only to changes in financial statement presentation.

In September 2011, the FASB issued amended guidance that will simplify how entities test goodwill for impairment. After an assessment of certain qualitative factors, if it is determined to be more likely than not that the fair value of a reporting unit is less than its carrying amount, entities must perform the quantitative analysis of the impairment test. Otherwise, the quantitative test becomes optional. The guidance is effective after September 15, 2012, with early adoption permitted. Management is currently evaluating the effect of the provisions of this new standard.

Mavenir Systems, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

(in thousands, except share and per share amounts)

2. Retrospective Adoption of New Accounting Principle

In September 2009, the FASB amended the accounting standards related to revenue recognition for arrangements with multiple deliverables and arrangements that include tangible products and essential software elements. On January 1, 2011, the Company adopted the new accounting principles on a retrospective basis by applying the standard to all revenue arrangements for all periods presented. The Company believes retrospective adoption provides the most comparable and useful financial information for financial statement users, is more consistent with the information the Company’s management uses to evaluate its business, and better reflects the underlying economic performance of the Company. The condensed consolidated financial statements and notes to the financial statements presented herein have been adjusted to reflect the retrospective adoption of the new accounting principles. Note 1, “Description of the Business and Summary of Significant Accounting Policies” under the subheadings “Revenue Recognition” provides additional information on the Company’s change in accounting resulting from the adoption of the new accounting principle and the Company’s revenue recognition accounting policy.

The following table presents the effects of the retrospective adoption of the new accounting principle to the Company’s previously reported consolidated balance sheet condensed as of December 31, 2010:

	December 31, 2010
	As Previously Reported	Adjustments	As Adjusted
Assets
Current assets
Other current assets	$13,059	$—	$13,059
Deferred contract costs	4,155	(1,720)	2,435

Total current assets	17,214	(1,720)	15,494
Long-term assets	1,303	—	1,303

Total assets	$18,517	$(1,720)	$16,797

	December 31, 2010
	As Previously Reported	Adjustments	As Adjusted
Liabilities and Shareholders’ Deficit

Current liabilities
Other current liabilities	$3,301	$—	$3,301
Deferred revenue	9,288	(2,907)	6,381

Total current liabilities and total liabilities	12,589	(2,907)	9,682

Series A through D redeemable convertible preferred stock	64,558	—	64,558

Commitments and contingencies

Shareholders’ deficit
Common stock	8	—	8
Additional paid-in capital	331	—	331
Accumulated deficit	(59,437)	1,187	(58,250)
Accumulated other comprehensive income	468	—	468

Total shareholders’ deficit	(58,630)	1,187	(57,443)

Total liabilities and shareholders’ deficit	$18,517	$(1,720)	$16,797

Mavenir Systems, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

(in thousands, except share and per share amounts)

The following table presents the effects of the retrospective adoption of the new accounting principle to the Company’s previously reported consolidated statement of operations condensed for the year ended December 31, 2010 (in thousands, except share amounts):

	Year Ended December 31, 2010
	As Previously Reported	Adjustments	As Adjusted
Revenues
Software products	$10,803	$(3,794)	$7,009
Maintenance	—	1,242	1,242

	10,803	(2,552)	8,251

Cost of revenues
Software products	7,325	(2,398)	4,927
Maintenance	—	566	566

	7,325	(1,832)	5,493

Gross profit	3,478	(720)	2,758
Operating expenses	13,770	(857)	12,913

Interest income	(4)	—	(4)
Interest expense	112	—	112

Loss before taxes	(10,400)	137	(10,263)
Income tax expense	131	—	131

Net loss	$(10,531)	$137	$(10,394)

Loss per common share	$(1.37)	$.02	$(1.35)

As a result of the retrospective adoption of the accounting change, the Company recorded a cumulative effect adjustment to beginning accumulated deficit, deferred revenue and deferred contract costs as presented in the table below.

	As Previously Reported 12/31/2009	Cumulative Effect Adjustment	As Adjusted 12/31/2009
Deferred contract costs	$5,110	$(4,409)	$701
Deferred revenue	8,869	(5,459)	3,410
Accumulated deficit	(48,906)	1,050	(47,856)

3. Business Combination

On May 27, 2011, the Company acquired all of the outstanding capital stock of Airwide Solutions, Inc. (the “Airwide Acquisition”) for $16,901. The Airwide Acquisition was funded with a portion of the proceeds from the issuance of Series E preferred stock (see Note 11). Prior to the acquisition, Airwide was a provider of messaging and content delivery software to mobile operators with revenues and expenses mainly being generated in EMEA (Europe, Middle East and Africa), APAC (Asia- Pacific) and Canada. This acquisition marks our initial entry into the countries in which Airwide operates in and provides the Company with additional global presence and access to additional customers.

Mavenir Systems, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

(in thousands, except share and per share amounts)

The Airwide Acquisition was accounted for under the acquisition method of accounting. The assets acquired and the liabilities assumed by the Company were recognized at their fair values at the acquisition date. The Company recorded goodwill of $941, which is attributable to expected growth and cost synergies resulting from the acquisition. The goodwill is not deductible for income tax purposes. The Company incurred approximately $700 of acquisition-related costs, all of which were expensed and included in general and administrative expenses on the consolidated statements of operations and comprehensive loss.

The allocation of the total purchase price of Airwide’s net tangible and identifiable intangible assets was based upon the estimated fair value of those assets as of May 27, 2011. The following table presents the allocation of the total purchase price to the assets acquired and liabilities assumed at the date of the acquisition:

May 27, 2011
Cash and cash equivalent	$2,404
Accounts receivables	8,112
Unbilled revenue	6,624
Other current assets	2,612
Property and equipment	441
Intangibles	7,322
Goodwill	941
Accounts payable	(2,901)
Deferred revenue	(2,427)
Accrued expense and other current liabilities	(4,198)
Uncertain tax position liabilities	(2,029)

Total	$16,901

As part of the purchase price allocation, the Company has determined that the identifiable intangible assets are contractual backlog, customer relationship and technology. Backlog consists of existing contracts. The Company valued contractual backlog and customer relationships using the excess earnings method. The Company applied the relief-from-royalty method to estimate the fair value of technology. These intangible assets are amortized with estimated useful lives ranging from seven months to six years from the date of acquisition over a method that reflects an appropriate allocation of the costs of these intangible assets to earnings in proportion to the amount of economic benefits obtained in each reporting period.

Acquired intangible assets	Fair Value	Weighted Average Useful Life (in months)
Contractual backlog	$1,411	7
Customer relationship	5,120	72
Technology	791	72

Total	$7,322

Mavenir Systems, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

(in thousands, except share and per share amounts)

Below are selected unaudited pro forma results of the Company for the years ended December 31, 2010 and 2011 as if the acquisition occurred as of January 1, 2010. These results are not intended to reflect the actual operations of the Company had the acquisition occurred at January 1, 2010.

	Year Ended December 31,
	2010	2011
Revenues	$59,159	$67,649
Net loss	(37,937)	(25,410)

4. Accounts Receivable

Accounts receivable consist of the following:

	As of December 31,
	2010	2011
Accounts receivable	$3,349	$16,753
Less allowance for doubtful accounts	(3)	(641)

Total accounts receivable, net	$3,346	$16,112

5. Property and Equipment

Property and equipment consist of the following:

	Estimated Useful Life	As of December 31,
		2010	2011
Computer software	3 years	$2,283	$3,080
Computer and lab equipment	3 years	3,749	6,646
Other equipment	3 years	99	141

		6,131	9,867
Less accumulated depreciation and amortization		(5,295)	(6,441)

Property and equipment, net		$836	$3,426

Software and equipment depreciation and amortization expense totaled $807 and $949 for the years ended December 31, 2010 and 2011, respectively.

6. Intangible Assets and Goodwill

Intangible assets primarily include the intangible assets that the Company acquired in the Airwide acquisition (see Note 3 to the consolidated financial statements for further information). The intangible assets are being amortized on a straight-line basis. The amortization methods reflect an appropriate allocation of the costs of these intangible assets to earnings in proportion to the amount of economic benefits obtained in reporting period.

Mavenir Systems, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

(in thousands, except share and per share amounts)

Intangible assets as of December 31, 2011 are as follows:

	Weighted Average Amortization Period (in months)	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Contractual backlog	7	$1,411	$1,411	$—
Customer relationships	72	5,120	712	4,408
Technology	72	781	105	676
Certification	36	859	39	820

Total intangible assets		$8,171	$2,267	$5,904

There were no intangible assets as of December 31, 2010.

Total amortization expense for the year ended December 31, 2011 was $1,984, of which $1,382 was included in cost of revenues related to software products and the remaining amount of $602 was included in operating expenses on the consolidated statements of operations and comprehensive loss. The following table presents the expected amortization expense for each of the next five years ending December 31 for those intangible assets with remaining carrying values as of December 31, 2011:

Year ended December 31,	Customer Relationships and Technology
2012	$1,267
2013	1,267
2014	1,244
2015	985
2016	985

A summary of changes in the Company’s carrying value of goodwill is as follows:

Goodwill
Balance at December 31, 2010	$—
Acquired goodwill	941
Foreign currency exchange translation	(40)

Balance at December 31, 2011	$901

7. Accrued Liabilities

Accrued liabilities as of December 31, 2010 and 2011 are as follows:

	2010	2011
Accrued payroll	$314	$2,352
Accrued expenses on contracts	—	2,393
Uncertain tax positions	205	3,053
Other	504	1,655

Total accrued liabilities	$1,023	$9,453

Mavenir Systems, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

(in thousands, except share and per share amounts)

8. Long-term Debt

Long-term debt as of December 31, 2010 and 2011 is as follows:

	2010	2011
Comerica long-term note	$688	$—
Comerica revolving line of credit	—	814
Less current portion	(688)	(814)

Long-term debt, less current portion	$—	$—

The Company had $0 and $814 outstanding under its revolving credit facilities as of December 31, 2010 and 2011, respectively. We have elected to classify the balances outstanding under the revolving credit facilities as current obligations.

On October 6, 2008, the Company entered into a bridge loan agreement with Comerica Bank for $3,000. The $3,000 bridge loan was subsequently converted into a revolving Line of Credit on July 27, 2009 per the terms of the original loan agreement.

On October 29, 2009, the Company and Comerica Bank signed a third amendment to the original agreement. The third amendment provided for a $3,500 formula-based revolving Line of Credit (LOC), with a $3,500 sublimit for an Export-Import (Ex-Im) guaranteed facility. Comerica converted $1,500 of the original $3,000 revolving LOC into a Term Loan.

On May 17, 2010, the Company signed a fourth amendment to the Comerica Loan and Security Agreement. The $3,500 amount of the formula based revolving Line of Credit (LOC) remains the same along with the $3,500 sublimit for an Export-Import (Ex-Im) guaranteed facility. The revolving Line of Credit (and Ex-Im facility) has a variable monthly interest rate equal to 1.00% above the Comerica Prime Reference Rate (which was 3.25% at both December 31, 2011 and 2010) while the Term Loan has a variable monthly interest rate equal to 1.50% above the Comerica’s Prime Reference Rate (which was 3.75% at both December 31, 2010 and 2011). The monthly payments on the Term Loan also remains at a monthly payment of $62.5 plus interest for twenty-four (24) months, based on a twenty-four (24) month amortization. The fourth amendment provided the flexibility necessary as the Company concluded its Series D financing. The fourth amendment allows for the Company’s cash balance to go below the $1,000 covenant threshold. The fourth amendment also allows for the Company to draw up to $2,000 as a bridge note and then, at the Company’s discretion, amortize the amount of the draw over 24 months. No amount was drawn on the bridge note during 2010.

On November 10, 2010, the Company signed a fifth amendment to the Comerica Loan and Security Agreement. The fifth amendment states that if the Company has an outstanding balance more than the line of credit, the Company must pay the bank the outstanding amount immediately, or secure to bank’s satisfaction its obligations with respect to such over-advance as it may exist from time to time by depositing into a restricted deposit account held by bank an amount equal to the over-advance.

On September 9, 2011, the Company signed a sixth amendment to the Comerica Loan and Security Agreement. The sixth amendment cancelled the Ex-Im revolving facility. The Company has no further right to request or maintain advances under the facility and the Company paid in full all principal and interest outstanding on or before the date of the amendment.

Mavenir Systems, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

(in thousands, except share and per share amounts)

The sixth amendment deletes and replaces Clause (e) of Section 2.5 of the Agreement with amendment fees of $12 due and payable on or before the date of the execution of the sixth amendment plus $12 due and payable on or before the first anniversary of the date of the execution of the sixth amendment.

The sixth amendment also provides for certain financial covenants. The Company must maintain a Tangible Net Worth (inclusive of preferred stock funding received), as defined in the agreement of not less than a Minimum Amount of $20,000 for the period June 30, 2011 through December 31, 2012. At all times thereafter, the Company must maintain a Tangible Net Worth of the Minimum Amount as of December 31 plus 50% of the Company’s net income for the year end. The Minimum Amount shall not be reduced by negative income.

For the revolving LOC and the Term Loan, the Company is required to maintain certain financial covenants as defined in the loan agreements; these covenants are standard and customary for these types of agreements and at December 31, 2011 the Company was in compliance with all covenants. At September 30, 2012 the Company was not in compliance with a covenant requiring periodic reporting. Neither party pursued a waiver nor an amendment due to a new loan being negotiated as discussed below. Amounts outstanding under the LOC and Term Loan are collateralized by substantially all of the Company’s assets, including intellectual property.

On October 18, 2012, the Company entered into loan agreements with Silicon Valley Bank. Under the agreements, the Company obtained two loans totaling $32,500 (the “New Loans”). The term loan and LOC with Comerica Bank were repaid on October 19, 2012 with the partial proceeds of the loans from Silicon Valley Bank. The New Loans include a $22,500 Senior Loan secured by substantially all of the assets of the Company, including intellectual property. The Senior Loan has a three-year term at a floating rate of 1% above the U.S. prime rate, subject to a minimum interest rate of 4.25%. Under the terms of the agreement, the Company can draw up to 80% of eligible trade receivables up to $15,000, with the remaining $7,500 generally available for working capital and cash management purposes. The Company also obtained a $10,000 Subordinated Loan, also secured by substantially all of the assets of the Company, including intellectual property, that has a three-year term at a fixed rate of 11%. Both loans require the payment of interest only on the outstanding balance through the term of the loan, with all principal payable in October 2015. Both loans may be prepaid at any time without penalty. In connection with the New Loans, the Company issued warrants to purchase a total of 900,000 shares of the Company’s common stock at a price of $0.73 per share.

The Silicon Valley Bank loan agreements contain certain restrictive covenants, and the Senior Loan requires us to maintain a minimum tangible net worth at all times. The agreements also contain usual and customary events of default, the occurrence of which may result in all outstanding amounts under the loan agreements becoming due and payable immediately, and they also impose an interest penalty of an additional 5% above the otherwise applicable interest rate at any time when an event of default is continuing.

9. Commitments and Contingencies

Lease Commitments

The Company leases office space and equipment under operating leases expiring in various years through 2016 or later. Rent expense for the years ended December 31, 2010 and 2011 was $481 and $2,227, respectively.

Mavenir Systems, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

(in thousands, except share and per share amounts)

Future minimum lease payments under the non-cancelable operating leases as of December 31, 2011 are as follows:

Year ending December 31,
2012	$1,985
2013	1,711
2014	1,461
2015	1,380
2016 and thereafter	693

$7,230

From time to time, we, our customers and our competitors are subject to various litigation and claims arising in the ordinary course of business. The software and communications infrastructure industries are characterized by frequent litigation and claims, including claims regarding patent and other intellectual property rights, claims for damages or indemnification for alleged breach under commercial supply or service contracts and claims regarding alleged improper hiring practices. As a result, while we presently are a party to only one lawsuit as described below, from time to time we may be involved in various additional legal proceedings or claims.

We are one of 16 remaining defendants in Eon Corp. IP Holdings, LLC v. Sensus USA, Inc. et al. The plaintiff Eon Corp. IP Holdings, LLC, or Eon, a non-operating entity, alleges that each of the defendants has infringed, and continues to infringe, Eon’s U.S. Patent No. 5,592,491. The suit was originally filed in October 2010 in the United States District Court for the Eastern District of Texas. In January 2012, the court granted defendants’ motion to transfer the suit to the United States District Court for the Northern District of California. Discovery is now underway. Trial is currently scheduled for June 2014. We intend to defend the case vigorously, but are currently unable to assess the likelihood of an unfavorable outcome or to estimate the amount or range of any possible judgment or settlement amount which may become payable by us.

Subject to the above, we are not aware of any pending or threatened legal proceeding against us that could have a material adverse effect on our business, operating results or financial condition.

10. Loss per Common Share Applicable to Common Shareholders

Information with respect to basic and diluted net income (loss) per common share is presented below for the years ended December 31, 2010 and 2011:

	2010	2011
Net loss	$(10,394)	$(21,758)
Loss per common share	$(1.35)	$(2.69)
Weighted average common shares outstanding	7,726,175	8,091,861
Potentially dilutive securities:
Outstanding stock options	4,790,670	6,759,166
Redeemable convertible preferred stock	83,282,211	115,167,418

The effects of redeemable convertible preferred stock and options outstanding were excluded from the computation of diluted loss per common share in 2010 and 2011, respectively, because these securities would have been anti-dilutive. The weighted average common shares for basic and diluted loss for common shares were the same due to the loss in the years ended December 31, 2010 and 2011.

Mavenir Systems, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

(in thousands, except share and per share amounts)

11. Redeemable Convertible Preferred Stock

In 2005, the Company issued $2,500 of convertible promissory notes that were convertible into the Company’s Series A Redeemable Convertible Preferred Stock (the “Series A Preferred Stock”). The notes accrued interest at an annual rate of 7%, which interest was also convertible into Series A Preferred Stock. In April 2006, all of the outstanding principal and interest under the notes (approximately $2,609) were converted at $0.40125 per share into 6,502,249 shares of Series A Preferred Stock. Additionally in conjunction with the conversion of the notes, the Company sold 19,635,509 shares of Series A Preferred Stock at a price of $0.535 per share for $10,502 in cash (which excludes the principal and interest due under the notes discussed above).

In 2007, the Company issued 26,727,506 shares of Series B Redeemable Convertible Preferred Stock at $0.767 per share for $20,500 in cash, which was used for general corporate purposes.

In October 2008, the Company issued 18,316,941 shares of Series C Redeemable Convertible Preferred Stock at $0.9542 per share for $17,478 in cash, which was used for general corporate purposes.

In June 2010, the Company issued 12,100,007 shares of Series D Redeemable Convertible Preferred Stock at $1.1219 per share for $13,575 in cash, which was used for general corporate purposes.

In May and July 2011, the Company issued an aggregate of 31,885,207 shares of Series E Redeemable Convertible Preferred Stock at $1.2545 per share for $40,000 in cash, which was used for the Airwide Acquisition and restructuring and for general corporate purposes.

Holders of the Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock and Series E Preferred Stock are entitled to receive dividends at a rate of $0.0428, $0.0614, $0.0763, $0.0898 and $0.1004 per share per annum, respectively, for each share of Series A Preferred Stock, Series B

Preferred Stock, Series C Preferred Stock, Series D Preferred Stock and Series E Preferred Stock, as and if declared by the Board of Directors, prior to and in preference to any declaration or payment of any dividend on the common stock of the Company. As of December 31, 2011 and 2010, the Company had declared no dividends on either its common stock or Preferred Stock. The dividends on the Preferred Stocks are not cumulative. Each holder of each outstanding share of each series of Preferred Stock is entitled to the number of votes equal to the number of shares of common stock into which the shares of Preferred Stock are convertible. Except as provided by provisions establishing any other series of Preferred Stock and except in certain other limited circumstances, holders of Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock and Series E Preferred Stock shall vote together with the holders of Common Stock as a single class on all action to be taken by the stockholders of the Company, including, but not limited to actions necessary to amend the certificate to increase the number of authorized shares of Common Stock.

Upon the occurrence of a liquidation, dissolution or winding up of the Company, before any distribution or payment shall be made to the holders of Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock, Series E Preferred Stock, Common Stock or any other capital stock of the Company ranking junior to the Preferred Stock, each holder of Series E Preferred Stock will be entitled to receive an amount equal to $1.2545 per share, as adjusted, plus any declared but unpaid dividends for such shares. Upon completion of the distribution to the holders of the Series E Preferred Stock, before any distribution or payment shall be made to the holders of Common Stock or any other capital stock of the Company ranking junior to the Preferred Stock, each holder of Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock and Series D Preferred Stock will be entitled to receive an amount equal to $0.535, $0.767, $0.9542 and $1.1219 per share, respectively, as adjusted, plus any declared but unpaid dividends for such shares. After payment of the full

Mavenir Systems, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

(in thousands, except share and per share amounts)

liquidation preference to the holders of Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock and Series E Preferred Stock, the remaining assets and funds of the Company legally available for distribution, if any, shall be distributed ratably among all of the holders of Common Stock, Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock and Series E Preferred Stock, on an as-converted basis, until such time as the holders of Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock and Series E Preferred Stock receive an additional $0.535, $0.767, $0.9542, $1.1219 and $2.509 per share, respectively. After payment of the full liquidation preference to the holders of Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock and Series E Preferred Stock, the remaining assets and funds of the Company legally available for distribution, if any, shall be distributed ratably among all of the holders of Common Stock. Notwithstanding the foregoing, for the purposes of determining the amount each holder of shares of Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock, Series D Preferred and Series E Preferred Stock are entitled to receive with respect to a liquidation, dissolution or winding up of the Company, each series of Preferred Stock shall be treated as if all holders of such series had converted such holders’ shares of Preferred Stock into shares of Common Stock immediately prior to such liquidation, dissolution or winding up of the Company if, as a result of an actual conversion of such series of Preferred Stock, holders of such series of Preferred Stock would receive, in the aggregate, an amount greater than the amount that would be distributed to holders of series of Preferred Stock if such holders had not converted such shares of Preferred Stock into shares of Common Stock.

The shares of each series of Preferred Stock are convertible into Common Stock at any time at the option of the holder. Additionally, all shares of Preferred Stock are subject to automatic conversion upon the closing of a public offering of the Company’s Common Stock in which the aggregate proceeds to the Company equal or exceed $50,000. All shares of Preferred Stock are also automatically convertible into Common Stock, at the applicable Conversion Rate, upon the written consent or agreement of a majority of (i) the Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock, and Series D Preferred Stock, voting together as a single class, and (ii) the Series E Preferred Stock, voting as a separate class. The conversion rate is initially one share of Common Stock for each share of Preferred Stock, subject to adjustment for certain stock issuances and stock splits, reverse stock-splits, stock combinations and the like.

Upon receipt of a written request from the holders of a majority of the then outstanding shares of (i) Series E Preferred Stock, voting as a separate series, and (ii) Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock and Series D Preferred Stock, voting as a single class, at any time on or after the fourth (4th) anniversary of the date on which the Corporation first issues shares of its Series E Preferred Stock (that is, May 26, 2011) the Company shall redeem all, but not less than all, of the shares of Preferred Stock then outstanding in three equal annual installments beginning on a date not more than forty-five (45) days after the receipt of the redemption request. The redemption prices for the Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock and Series E Preferred Stock are equal to $0.535, $0.767, $0.9542, $01.1219 and $1.2545 per share, respectively, plus declared but unpaid dividends. If the number of shares of Preferred Stock that may then be legally redeemed by the Company is less than the number of such shares to be redeemed, then all of the shares of Series E Preferred Stock shall be redeemed for the applicable redemption price prior to the redemption of the shares of any other series of Preferred Stock, and then the remaining shares of any other series of Preferred Stock that should have been redeemed, but were not, will be redeemed on a pro rata basis from any additional legally available funds or as soon as the Company has legally available funds therefore.

Mavenir Systems, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

(in thousands, except share and per share amounts)

The Company classifies conditionally redeemable convertible preferred shares, which includes shares of Preferred Stock subject to redemption upon the occurrence of uncertain events not solely within the Company’s control, as temporary equity. Shares of Preferred Stock classified as temporary equity are measured initially at fair value. If such shares are subject to redemption at a higher value that is outside of the Company’s control, such shares are accreted to the mandatory redemption value, with such accretion recorded as dividends. As of December 31, 2011, the Company had recorded as temporary equity shares of Series A, B, C, D and E Preferred Stock totaling $13,005, $20,500, $17,478, $13,575 and $40,000, respectively. Shares of Preferred Stock remain recorded at the issuance date valuation amounts on the balance sheet, as they do not become redeemable automatically, only through the intent of the preferred shareholders, and the preferred shareholders have not shown any plan to redeem the preferred shares. Dividends on shares of Preferred Stock included in temporary equity are recorded as Dividends on Preferred Stock below Net Loss on the Consolidated Statement of Operations and Comprehensive Loss.

12. Shareholders’ Deficit

Common Stock

In 2010, the Board of Directors and shareholders approved an increase in the number of authorized shares of common stock of the Company from 77,727,759 to 113,827,759.

In 2011, the Board of Directors and shareholders approved an increase in the number of authorized shares of common stock of the Company from 113,827,759 to 155,203,902.

Stock Option Plan

The Company’s amended and restated 2005 Stock Plan (the “Plan”) permits the Company to grant shares of Common Stock to employees, consultants, and outside directors of the Company under various stock awards, including incentive stock options, nonqualified stock options, and restricted stock awards. The maximum number of shares of Common Stock that can be granted under the Plan is 24,315,515 as of December 31, 2011. Options have a maximum term of 10 years. All employees are eligible to participate in the Plan. The Plan is administered by the Board of Directors, which determines the number of shares for which options will be granted, the effective dates of the grants, the option price, and the vesting schedules. The term of each option is limited to no more than ten years from the date of grant thereof. In the case of an incentive stock option granted to an optionee who, at the time the option is granted, owns Common Stock representing more than 10% of the voting power of all classes of stock of the Company, the term of the option is limited to no more than five years from the date of grant. Prior to vesting, options granted pursuant to the Plan may be exercised for restricted shares, and the restrictions lapse over 4 years. Restricted shares that are forfeited may be repurchased by the Company for the lesser of the original exercise price or the current fair value of the stock. As of December 31, 2011, 3,761,324 options have been exercised in exchange for restricted shares, and 830,000 restricted options have been repurchased by the Company pursuant to a provision in the options granting the Company a right to make such repurchases. No options had been granted to consultants.

Unvested options can be exercised into shares of restricted stock. Awards granted under the Plan may be immediately exercisable, but not vested, and are subject to a right of repurchase by the Company (at its option) at the lower of the original exercise price or fair market value for all unvested restricted shares at the termination of service. At December 31, 2011 there were 2,851,487 common shares available for future grants under the Plan. At December 31, 2011 options that were fully vested amounted to 8,473,979 shares with a weighted average exercise of $0.08 and weighted average remaining contractual term of 6.3 years and intrinsic value of $3,435.

Mavenir Systems, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

(in thousands, except share and per share amounts)

The weighted average fair value of stock options granted during 2010 and 2011 were $0.05 and $0.16, respectively on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

	2010	2011
Expected dividends	0%	0%
Risk-free interest rate (U.S. Treasury)	2.8%	2.1%
Expected term	6.1 years	6.2 years
Expected volatility	47%	60%

The fair value of all the awards granted is amortized to expense on a straight-line basis over the requisite service periods, which are generally the vesting periods.

The following table summarizes the stock option activity during the year ended December 31, 2010 and 2011:

	Shares	Weighted Average Exercise Price per Share	Weighted Average Remaining Contractual Term
Outstanding January 1, 2010	9,172,510	$0.07
Granted	4,591,654	0.10
Exercised	(229,625)	0.07
Forfeited or expired	(686,605)	0.08

Outstanding, December 31, 2010	12,847,934	$0.08	7.9 years

Exercisable, December 31, 2010	12,847,934	$0.08	7.9 years

	Shares	Weighted Average Exercise Price per Share	Weighted Average Remaining Contractual Term
Outstanding January 1, 2011	12,847,934	$0.08
Granted	7,202,917	0.29
Exercised	(631,994)	0.08
Forfeited or expired	(886,153)	0.10

Outstanding, December 31, 2011	18,532,704	$0.16	8.1 years

Exercisable, December 31, 2011	18,532,704	$0.16	8.1 years

The following table summarizes additional information about stock options at December 31, 2011:

Exercise Price	Options Outstanding	Options Exercisable	Weighted Average Remaining Contractual Term (in years)
$0.01	150,000	150,000	4.2
$0.06	3,870,221	3,870,221	5.0
$0.08	2,180,810	2,180,810	6.3
$0.09	3,998,249	3,998,249	8.3
$0.11	1,631,507	1,631,507	9.2
$0.30	6,701,917	6,701,917	10.2

	18,532,704	18,532,704	8.1

Mavenir Systems, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

(in thousands, except share and per share amounts)

At December 31, 2011, the intrinsic value of outstanding and exercisable stock options was $5,951. The total intrinsic value of options exercised during the years ended December 31, 2010 and 2011 was $21 and $190, respectively. Cash received from stock option exercises was $15 and $50 for 2010 and 2011, respectively. The Company recorded $71 and $138 of non-cash charges for stock compensation related to amortization of the fair value of unvested stock options for the years ended December 31, 2010 and 2011, respectively. At December 31, 2011, there was $582 of total unrecognized cost related to unvested stock options granted under the stock option plan, which is expected to be recognized over a weighted average period of 3.4 years.

Warrants

On November 1, 2006, the Company issued warrants to the Communities Foundation of Texas to purchase 20,000 shares of its common stock at a price of $0.06 per share. The warrants have a term of five years, but will terminate earlier upon the closing of an initial public offering by the Company or the acquisition of the Company.

In connection with the Comerica Bank Line of Credit Agreement on October 3, 2008, the Company issued to Comerica Bank a Warrant to Purchase Common Stock, exercisable for 78,600 shares of Series C redeemable convertible preferred stock at an exercise price of $0.9542 per share. The warrants have a term of seven years. The Company will give the holder of these warrants a written notice at least 20 days prior to the closing of any proposed acquisition of the Company in order for holder to have the opportunity to exercise the warrants.

On October 28, 2008, the Company issued stock warrants to Starent Networks (an investor and now a wholly-owned subsidiary of Cisco Systems, Inc.) to purchase 6,287,989 shares of its Preferred Series C stock at a price of $0.9542 per share. The warrants have a term of seven years. The warrants have a provision providing for milestone vesting of 314,399 shares of common stock (6,287,989 / $20,000) for every $1,000 in purchase orders that the Company receives from the recipient of these warrants, of which all have been vested as of December 31, 2011. If the Company experiences a change in control, the holder of these warrants in entitled to exercise the number of warrants that have vested under the milestone vesting provision.

The fair value on the date of issuance of all aforementioned warrants was insignificant. No warrants were exercised during the years ended December 31, 2010 and 2011. The warrants issued to Communities Foundation of Texas expired at the end of the five-year term. The average remaining life of the warrants as of December 31, 2011 was four years. The aforementioned warrants were analyzed for classification. The warrants related to common stock are recorded as equity and the warrants related to Preferred Series C stock are included with other current liabilities.

13. Employee Benefit Plan

In the United States, the Company maintains a defined contribution plan consisting of a 401(k) retirement savings plan, which covers substantially all eligible U.S. employees. Participants can, in accordance with Internal Revenue Service (“IRS”) guidelines, set aside both pre- and post-tax savings in this account. In addition to participant’s savings, the Company has the option of making discretionary matching contributions to plan participant’s accounts; however, no contributions were made in years ended December 31, 2010 and 2011. Eligible employees can participate in the plan on the first day following their hire date.

The Company’s employees in Finland and the United Kingdom have defined contribution plans. The cost of the plans for the years ended December 31, 2010 and 2011 was $0 and $1,334, respectively, and is included in operating expenses.

Mavenir Systems, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

(in thousands, except share and per share amounts)

14. Income Taxes

The following table summarizes the income tax (benefit) expense:

	Year Ended December 31,
	2010	2011
Current:
Federal	$—	$—
State	—	—
Foreign	131	1,330

Total current	131	1,330
Deferred:
Federal	—	—
State	—	—
Foreign	—	—

Total deferred	—	—

Income tax expense	$131	$1,330

The components of income (loss) before income tax expense consisted of the following:

	Year Ended December 31,
	2010	2011
Domestic	$(10,035)	$(31,802)
Foreign	(228)	11,374

Total	$(10,263)	$(20,428)

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of deferred tax assets and liabilities are as follows:

	As of December 31,
	2010	2011
Deferred tax assets
Net operating loss carryforwards	$12,611	$36,993
Deferred revenue	2,678	4,264
Accrued expenses	339	666
Allowance for bad debt	—	266
Start-up costs	1,817	1,369
Depreciation of property and equipment	—	26
Research and development credit	808	833

Total deferred tax assets	18,253	44,417
Deferred tax liabilities
Amortization of intangible assets	(264)	(1,451)
Unrealized gain/loss on foreign currency translations	—	(359)
Prepaid items	—	(378)
Other	—	(109)

Total deferred tax liabilities	(264)	(2,297)

Net deferred tax assets	17,989	42,120
Valuation allowance	(17,989)	(42,120)

Net deferred tax assets	$—	$—

Mavenir Systems, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

(in thousands, except share and per share amounts)

A reconciliation of the federal statutory income tax rate to the effective income tax rate is as follows:

	As of December 31,
	2010		2011
	Amount	Percent	Amount	Percent
Computed tax at statutory rates:	$(3,592)	35.0%	$(7,150)	35.0%

Permanent differences	25	(0.2%)	683	(3.3%)
Difference resulting from state income taxes, net of federal income tax benefits	—	—	(661)	3.2%
Change in valuation allowance	3,788	(36.9%)	8,115	(39.7%)
Tax credits	—	—	(1,076)	5.3%
Effect of foreign tax rates of subsidiaries	(24)	0.2%	900	(4.4%)
Uncertain tax positions	53	(0.5%)	819	(4.0%)
Other, net	(119)	1.1%	(300)	1.4%)

Total	$131	(1.3%)	$1,330	(6.5%)

At December 31, 2011, we had U.S. federal net operating loss carryforwards of $61,201 ($22,693 tax affected). These losses expire in various years between 2024 and 2031, and are subject to limitations on their utilization. We had total foreign net operating loss carryforwards of $54,361 ($14,299 tax affected), which are subject to limitations on their utilization. Of these tax-affected foreign net operating losses, $1,720 are not currently subject to expiration dates. The remainder, $12,579, expires beginning in 2016 through 2021. These net operating losses of the Company may in addition be limited under applicable provisions of the U.S. tax laws. In addition, the Company has research and development expenditures carried forward of $833 which can be used to reduce U.S. federal taxable income and expire between 2026 and 2031. The Company has recorded a full valuation allowance for the net deferred tax assets at December 31, 2010 and 2011 due to the uncertainty of future operating results. The valuation allowance will be reduced at such time as management is able to determine that the realization of the deferred tax assets is more likely than not to occur.

The Company applies a two-step process for the evaluation of uncertain income tax positions based on a “more likely than not” threshold to determine if a tax position will be sustained upon examination by the taxing authorities. The recognition threshold in step one permits the benefit from an uncertain position to be recognized only if it is more likely than not, or 50% assured that the tax position will be sustained upon examination by the taxing authorities. The measurement methodology in step two is based on “cumulative probability”, resulting in the recognition of the largest amount that is greater than 50% likely of being realized upon settlement with the taxing authority.

A reconciliation of the beginning and ending amount of unrecognized tax benefits for the years ended December 31, 2010 and 2011 is as follows:

Balance at January 1, 2010	$152
Additions related to deferred tax items	53

Adjusted Balance at January 1, 2011	205
Deferred tax items related to Airwide Acquisition	2,029
Additions related to deferred tax items	819

Balance at December 31, 2011	$3,053

Mavenir Systems, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

(in thousands, except share and per share amounts)

The total amount of these unrecognized tax benefits would affect the effective tax rate, if recognized. It is reasonably possible that certain of the uncertain tax positions disclosed in the table above could increase or decrease within the next 12 months as a result of further developing issues or examination closings. The Company is not able to make an estimate of the range of the reasonably possible change. The Company has elected to recognize accrued interest and penalties related to income tax matters as income taxes.

Any undistributed earnings of the Company’s foreign subsidiaries are considered to be indefinitely reinvested and, accordingly, no provision for U.S. federal and state income taxes has been provided thereon and the Company expects that future earnings will also be reinvested in foreign operations indefinitely. Upon repatriation of these earnings, in the form of dividends or otherwise, the Company would be subject to both U.S. income taxes (subject to an adjustment for foreign credits) and withholding taxes payable to various foreign countries. Determination of the amount of unrecognized deferred U.S. income tax liability is not practicable due to the complexities associated with its hypothetical calculation. Income taxes have not been provided on $9,265 of undistributed earnings of foreign subsidiaries as of December 31, 2011.

15. Financial Instruments

The majority of the Company’s operations are international, giving rise to significant exposure to market risks from changes in foreign exchange rates. The Company’s results of operations would generally be adversely affected by an increase in the value of the U.S. dollar relative to the currencies of the countries in which the Company is profitable and a decrease in the value of the U.S. dollar relative to the currencies of the countries in which the Company is not profitable. In the future, the Company may use derivative financial instruments to reduce these risks, but does not hold or issue financial instruments for trading purposes. These financial instruments are subject to normal credit standards, financial controls, risk management and monitoring procedures.

Currency Risk

The Company has currency exposure arising from significant operations and contracts in multiple jurisdictions. The Company has limited its currency exposure to freely-tradable and liquid currencies of first world countries.

Concentration of Credit Risk

Accounts receivable are generally with diversified customers and dispersed across many geographical regions. As of both December 31, 2010 and 2011, there were three customer balances that each represented more than 10% of the overall account receivable balance. The Company believes no significant concentration of credit risk exists with respect to these accounts receivable. For the year ended December 31, 2010, two customers represented 69.7% and 27.1% of the total revenues, and for the year ended December 31, 2011, three customers represented 28.1%, 11.6% and 10.0%, of the total revenues, respectively.

The Company is required to estimate the collectability of its accounts receivable each accounting period and records a reserve for bad debts. A considerable amount of judgment is required in assessing the realization of these receivables, including the current creditworthiness of each customer, current and historical collection history and the related aging of past due balances. The Company evaluates specific accounts when it becomes aware of information indicating that a customer may not be able to meet its financial obligations due to the deterioration of its financial condition, lower credit ratings, bankruptcy or other factors, affecting the ability to render payment. Reserve requirements are based on the facts available and are re-evaluated and adjusted as additional information is received.

Mavenir Systems, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

(in thousands, except share and per share amounts)

16. Segment and Geographic Information

Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision makers, in deciding how to allocate resources and in assessing performance. Our chief operating decision-makers (i.e., chief executive officer and his direct reports) review financial information presented on a consolidated basis, accompanied by disaggregated information about revenues by geographic region for purposes of allocating resources and evaluating financial performance. The Company has concluded that it operates in one segment and has provided the required enterprise-wide disclosures.

Revenues by geographic area are based on the deployment site location of the end customers. Geographic area information as of and for the years ended December 31, 2010 and 2011 is as follows:

2010	Revenues	Long-lived Assets
North America	$8,142	$666
EMEA (or Europe, Middle East and Africa)	—	—
APAC (or Asia-Pacific)	109	170

Consolidated Total	$8,251	$836

2011	Revenues	Long-lived Assets
North America	$26,820	$6,844
EMEA (or Europe, Middle East and Africa)	13,665	2,841
APAC (or Asia-Pacific)	9,019	546

Consolidated Total	$49,504	$10,231

17. Related Parties

Our channel partner, Cisco (directly and through a subsidiary) is considered to be a related party because of their ownership in our preferred stock and certain warrants. Total revenue generated through our related party was $5,754 and $23,340 for the years ended December 31, 2010 and 2011 respectively. As of December 31, 2010 and 2011, accounts receivable due from our related party was $1,975 and $6,063, respectively. We recognize revenue upon final acceptance by our end-customers.

18. Subsequent Events

During October 2012, the Company entered into a new loan agreement with Silicon Valley Bank and repaid the existing Comerica loan; see Note 8 for further discussion.

The Company expects to submit an initial confidential registration statement on Form S-1 with the U.S. Securities and Exchange Commission, related to an offering of equity securities. Since the equity offering is subject to normal regulatory review and market conditions, the Company is not able to assess the potential impact at this time.

Independent Auditors’ Report

To the Board of Directors of

Mavenir Systems, Inc.

We have audited the accompanying consolidated balance sheets of Airwide Solutions, Inc. and subsidiaries (the “Company”) as of December 31, 2010 and May 26, 2011 and the related consolidated statements of operations and comprehensive loss, shareholders’ equity (deficit), and cash flows for the year ended December 31, 2010 and the period from January 1, 2011 through May 26, 2011. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Airwide Solutions, Inc. and subsidiaries as of December 31, 2010 and May 26, 2011 and the results of its operations and its cash flows for the year ended December 31, 2010 and the period from January 1, 2011 through May 26, 2011 in conformity with accounting principles generally accepted in the United States of America.

/s/ BDO USA, LLP

Dallas, TX

December 20, 2012

Airwide Solutions, Inc. and Subsidiaries

Consolidated Balance Sheets

(in thousands, except share and per share amounts)

	As of December 31,	As of May 26,
	2010	2011
Assets

Current assets
Cash and cash equivalents	$4,369	$2,404
Accounts receivable, net	12,429	8,112
Unbilled revenue	6,632	5,698
Other assets	2,020	2,495
Prepaid expenses	1,262	1,043

Total current assets	26,712	19,752

Property and equipment, net	366	441

Intangible assets, net	7,507	7,139

Total assets	$34,585	$27,332

Airwide Solutions, Inc. and Subsidiaries

Consolidated Balance Sheets

(in thousands, except share and per share amounts)

	As of December 31, 2010	As of May 26, 2011
Liabilities and Shareholders’ Equity (Deficit)

Current Liabilities
Accounts payable	$5,328	$2,901
Accrued liabilities	6,236	7,553
Deferred revenue	11,236	7,319
Current portion of long-term debt	4,955	7,547
Income tax payable	164	472

Total Current Liabilities	27,919	25,792

Long-term debt, less current portion	2,830	—
Series CC junior non-voting preferred stock	2,019	2,084

Total Liabilities	32,768	27,876

Commitments and Contingencies

Shareholders’ Equity (Deficit)
Common stock, $0.001 par value, voting, 65,000 shares authorized, 5,284 shares issued and 5,284 shares outstanding	5	5
Series C preferred stock, $0.001 par value, voting, convertible. 16,475 shares authorized, issued and outstanding	27,488	28,362
Series D preferred stock, $0.001 par value, voting, convertible to common stock at redemption value; 9,619 shares authorized, 8,747 shares issued and outstanding	36,594	37,758
Series E preferred stock, $0.001 par value, voting, convertible to common stock at redemption value; 7,230 shares authorized, issued and outstanding	22,558	22,558
Series F preferred stock, $0.001 par value, voting, convertible to common stock at redemption value; 7,445 shares authorized, issued and outstanding	8,614	8,887
Additional paid-in capital	21,727	21,779
Accumulated deficit	(114,357)	(120,320)
Accumulated other comprehensive income (loss)	(812)	427

Total Shareholders’ Equity (Deficit)	1,817	(544)

Total Liabilities and Shareholders’ Equity (Deficit)	$34,585	$27,332

See accompanying notes to the Consolidated Financial Statements.

Airwide Solutions, Inc. and Subsidiaries

Consolidated Statements of Operations and Comprehensive Loss

(in thousands, except share and per share amounts)

	Year Ended December 31, 2010	Period from January 1, 2011 through May 26, 2011
Revenue
Software products	$34,586	$10,743
Maintenance	16,322	7,402

	50,908	18,145

Cost of Revenue
Software products	17,286	5,198
Maintenance	6,862	2,758

	24,148	7,956

Gross Profit	26,760	10,189

Operating Expenses
Research and development	8,446	4,254
Sales and marketing	10,728	3,800
General and administrative	13,317	4,799
Impairment of long-lived assets	17,985	—

Total Operating Expenses	50,476	12,853

Operating Loss	(23,716)	(2,664)

Interest income	(98)	(36)
Interest expense	1,884	817

Total Other Expenses	1,786	781

Loss Before Income Tax Expense	(25,502)	(3,445)

Income Tax Expense	2,041	207

Net Loss	(27,543)	(3,652)
Other Comprehensive Income
Foreign currency translation adjustment	297	1,239

Total Comprehensive Loss	$(27,246)	$(2,413)

See accompanying notes to the Consolidated Financial Statements.

Airwide Solutions, Inc. and Subsidiaries

Consolidated Statements of Shareholders’ Equity (Deficit)

Year Ended December 31, 2010 and Period From January 1, 2011 through May 26, 2011

(in thousands, except share and per share amounts)

	Common	Common	Series C Convertible Preferred Stock		Series D Convertible Preferred Stock		Series E Convertible Preferred Stock		Series F Convertible Preferred Stock		Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income (Losses)	Total
	Shares	Stock	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Balance, December 31, 2009	5,284	$5	16,475	$25,461	8,747	$33,883	7,230	$22,558	7,445	$7,950	$21,512	$(81,412)	$(1,109)	$28,848
Stock-based compensation expense	—	—	—	—	—	—	—	—	—	—	215	—	—	215
Net loss	—	—	—	—	—	—	—	—	—	—	—	(27,543)	—	(27,543)
Cash dividends accrued ($1.546 per preferred share of Series C)	—	—	—	2,027	—	—	—	—	—	—	—	(2,027)	—	—
Cash dividends accrued ($3.874 per preferred share of Series D)	—	—	—	—	—	2,711	—	—	—	—	—	(2,711)	—	—
Cash dividends accrued ($1.068 per preferred share of Series F)	—	—	—	—	—	—	—	—	—	664	—	(664)	—	—
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	—	—	—	—	297	297

Balance, December 31, 2010	5,284	5	16,475	27,488	8,747	36,594	7,230	22,558	7,445	8,614	21,727	(114,357)	(812)	1,817
Stock-based compensation expense	—	—	—	—	—	—	—	—	—	—	52	—	—	52
Net loss	—	—	—	—	—	—	—	—	—	—	—	(3,652)	—	(3,652)
Cash dividends accrued ($1.546 per preferred share of Series C)	—	—	—	874	—	—	—	—	—	—	—	(874)	—	—
Cash dividends accrued ($3.874 per preferred share of Series D)	—	—	—	—	—	1,164	—	—	—	—	—	(1,164)	—	—
Cash dividends accrued ($1.068 per preferred share of Series F)	—	—	—	—	—	—	—	—	—	273	—	(273)	—	—
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	—	—	—	—	1,239	1,239

Balance, May 26, 2011	5,284	$5	16,475	$28,362	8,747	$37,758	7,230	$22,558	7,445	$8,887	$21,779	$(120,320)	$427	$(544)

See accompanying notes to the Consolidated Financial Statements.

Airwide Solutions, Inc. and Subsidiaries

Consolidated Statements of Cash Flows

(in thousands, except share and per share data)

	Year Ended December 31, 2010	Period from January 1, 2011 through May 26, 2011
Cash Flows From Operating Activities
Net loss	$(27,543)	$(3,652)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	2,934	579
Impairment of long-lived assets	17,985	—
Stock-based compensation expense	215	52
Gain on debt extinguishment	(258)	—
Unrealized foreign currency exchange loss (gain)	2,825	(1,934)
Changes in operating assets and liabilities:
Accounts receivable, net	4,602	6,651
Other assets	2,648	(782)
Unbilled revenue	4,123	1,287
Prepaid expenses	(400)	270
Deferred income tax	(265)	—
Accounts payable and accrued liabilities	(2,456)	(1,251)
Deferred revenue	(4,656)	(2,625)

Net Cash Used in Operating Activities	(246)	(1,405)

Cash Flows From Investing Activities
Purchase of property and equipment	(306)	(122)

Net Cash Used in Investing Activities	(306)	(122)

Cash Flows From Financing Activities
Repayment of long-term debt	(3,712)	(539)

Net Cash Used in Financing Activities	(3,712)	(539)

Exchange Rate Effect on Cash and Cash Equivalents	6	101

Net Decrease in Cash and Cash Equivalents	(4,258)	(1,965)

Cash and Cash Equivalents, Beginning of Period	8,627	4,369

Cash and Cash Equivalents, End of Period	$4,369	$2,404

Supplemental Cash Flow Disclosure
Cash paid for interest	$826	$84

See accompanying notes to the Consolidated Financial Statements.

Airwide Solutions, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

(in thousands, except share and per share amounts)

1. Basis of Presentation

Nature of Business

Airwide Solutions, Inc. (“Airwide,” the “Company” or “we”) was initially formed on September 29, 2000, for the purpose of designing service-infrastructure technology for current and next generation wireless networks. Airwide was acquired by Mavenir Systems, Inc. on May 27, 2011 (the “Airwide Acquisition”).

Airwide and its consolidated subsidiaries (collectively “the Company”), design, develop, and support messaging and content systems. The majority of the Company’s revenues and expenses are incurred outside the United States. The Company has operations in the United Kingdom, Finland, Australia, and Canada. In addition, there are operations in India, Malaysia, Spain, and Singapore.

2. Summary of Significant Accounting Policies

Basis of Presentation

The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

The consolidated financial statements include the accounts of Airwide Solutions, Inc. and its wholly-owned subsidiaries as follows:

Airwide Solutions UK Ltd.

Airwide Solutions (North America) Ltd.

Airwide Solutions Holdings Ltd.

Airwide Solutions Australia Pty Ltd.

Airwide Solutions India Private Limited

Airwide Solutions (Malaysia) Sdn. Bhd.

Airwide Solutions Oy

Airwide Solutions S.L.

Airwide Solutions Pte. Ltd.

All intercompany transactions and balances have been eliminated.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenue and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

Revenue Recognition

The Company generates revenue from the sale of hardware, software product licenses, and professional services and maintenance. Professional services consist primarily of software development and implementation services, but also can include training of customer personnel. The Company’s products and services are generally sold as part of a contract, the terms of which are examined as a whole to determine the appropriate revenue recognition.

Airwide Solutions, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

(in thousands, except share and per share amounts)

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, the sale price is fixed or determinable and collectability is reasonably assured. Revenue for hardware is recognized when the installation is complete and the related services are completed. The Company also evaluates its revenue recognition in accordance with Financial Accounting Standards Board Accounting Standards Codification 605-045, “Principal Agent Consideration”, regarding gross versus net revenue reporting.

The Company recognizes revenue principally in accordance with the provisions of ASC 605-985, Software Revenue Recognition, as amended, with consideration to ASC 605-025 Multiple Element Arrangements and ASC 605-035 Construction-Type and Production-Type Contracts.

The Company’s software products are delivered under contracts, which generally require significant integration within a customer’s production and business system environment. As the Company’s agreements generally require significant production, modification or customization of the software, the Company accounts for these agreements under the percentage-of-completion method on the basis of hours incurred to date compared to total hours expected under the contract. The percentage-of-completion method generally results in the recognition of consistent profit margins over the life of the contract since management has the ability to produce dependable estimates of contract billings and contract costs. We use the level of profit margin that is most likely to occur on a contract. If the most likely profit margin cannot be precisely determined, the lowest probable level of profit in the range of estimates is used until the results can be estimated more precisely. Under percentage-of-completion accounting, management must also make key judgments in areas such as the percentage-of-completion, estimates of project revenue, costs and margin, estimates of total and remaining project hours and liquidated damages assessments. Changes in job performance, job conditions, estimated profitability, final contract settlements and resolution of claims may result in revision to job costs and income that are different from the amount originally estimated. At the time a loss on a contract is known, the entire amount of the estimated loss is accrued.

Contracts that do not qualify for use of the percentage-of-completion method, as reasonable estimates of percentage of completion are not available, are accounted for using the completed-contract method. Under the completed-contract method, all billings and related costs, net of anticipated losses, are deferred until completion of the contract. For the year ended December 31, 2010 and the period from January 1, 2011 through May 26, 2011, we had no contracts under the completed-contracts method.

In certain situations, the Company sells software that does not require significant modification of services considered essential to the software’s functionality. Such software, generally consisting of capacity license upgrades and is recognized upon delivery.

For multiple element arrangements, each element of the arrangement is analyzed and we allocate a portion of the total arrangement fee to each of the elements based on the fair value of the element using vendor-specific objective evidence of fair value (“VSOE”), regardless of any separate prices stated within the contract for each element. Fair value is considered to be the price a customer would be required to pay if the element was sold separately based on our historical experience of stand-alone sales of these elements to third parties. For post contract support such as maintenance (“PCS”), we use renewal rates for continued support arrangements to determine fair value. For software services, we use the fair value we charge our customers when those services are sold separately. We monitor our transactions to insure we maintain and periodically revise VSOE to reflect fair value. Some of our software arrangements include services not considered essential for the customer to use the software for the customer’s purpose, such as training. When software services are not considered essential, the fee allocable to the service element is recognized as revenue as we perform the services.

Airwide Solutions, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

(in thousands, except share and per share amounts)

Customers are billed in accordance with specific contract terms, which may differ from the rate at which revenue is recognized. Revenue recognized in excess of the amount billed of $6,632 and $6,624 at December 31, 2010 and May 26, 2011, respectively, are classified as unbilled revenue within current assets. The Company anticipates that unbilled revenues will be billed and collected within one year of the balance sheet date. Amounts received from customers pursuant to the terms specified in contracts, but for which revenue has not yet been recognized, are recorded as deferred revenue.

Included in unbilled revenue are other deferred costs of $696 which represent items purchased for contracts not yet delivered to customers. Costs of revenue principally consist of payroll-related costs for service personnel, third-party licenses and the cost of third-party hardware.

On January 1, 2010, the Company adopted an accounting update regarding revenue recognition for multiple deliverable arrangements and an accounting update for certain revenue arrangements that include software elements.

The Company adopted the above accounting updates on a prospective basis for applicable transactions originating or materially modified on or after January 1, 2010. The amended update for multiple deliverable arrangements did not change the units of accounting for the Company’s revenue transactions, and most products and services qualify as separate units of accounting.

The adoption of the amended revenue recognition rules did not significantly change the timing of revenue recognition and did not have a material impact on the consolidated financial statements for the year ended December 31, 2010 and the period from January 1, 2011 through May 26, 2011. The Company cannot reasonably estimate the effect of adopting these standards on future financial periods as the impact will vary depending on the nature and volume of new or materially modified sales arrangements in any given period.

Research and Development

Costs related to research, design and development of service infrastructure technology are charged to research and development expense as incurred. Financial accounting standards provide for the capitalization of certain software development costs once technological feasibility has been established and for the evaluation of the recoverability of any capitalized costs on a periodic basis. The Company’s software products have historically reached technological feasibility late in the developmental process, and developmental costs incurred after technological feasibility and prior to product release have been insignificant to date. Accordingly, no development costs have been capitalized to date and all research and product development expenditures have been expensed as incurred.

Research and Development Tax Credits

The Company qualifies for research and development credits from two sources, including a tax credit for expenditures incurred by the Company (tax credits) and credits to reimburse the Company for research and development costs that it incurs (cost reimbursement). The tax credits are accounted for using the flow through method, whereby the tax credits are recorded as a reduction to income tax expense in the consolidated statement of operations and comprehensive loss. The cost reimbursements are accounted for under the cost reduction method, whereby the credits are recorded as a reduction to the Company’s expenditures in the period in which they are incurred, provided that realization is probable. The tax credit for expenditures incurred by the Company for the year ended December 31, 2010 and the period ended May 26, 2011 were $1,181 and $658, respectively.

Airwide Solutions, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

(in thousands, except share and per share amounts)

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for differences between the carrying amounts of existing assets and liabilities in the consolidated financial statements and the tax basis of assets and liabilities that will result in future taxable or deductible amounts. The deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is recorded against any deferred tax asset when, in the opinion of management, it is more likely than not that the asset will not be realized. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. The Company records interest related to unrecognized tax benefits in interest expense and penalties in selling, general, and administrative expenses. Deferred tax assets and liabilities offset within jurisdictions where legally enforceable offset arrangements are available.

Cash and Cash Equivalents

Cash and cash equivalents consist of short-term highly liquid investments with original maturities of ninety days or less.

Cash and cash equivalents are maintained at high credit-quality financial institutions. Balances may exceed the limits of government provided insurance, if applicable or available. The Company has never experienced any losses resulting from a financial institution failure or default. All non-interest bearing cash balances in the United States were fully insured by the FDIC at December 31, 2011 due to a temporary federal program in effect from December 31, 2010 through December 31, 2012. Under the program, there is no limit to the amount of insurance for eligible accounts. Beginning 2013, FDIC insurance coverage will revert to $250,000 per depositor at each financial institution, and the Company’s non-interest bearing cash balances in the United States may again exceed federally insured limits. There were no interest-bearing amounts on deposit in the United States in excess of federally insured limits at December 31, 2010 and May 26, 2011, respectively.

Property and Equipment

Property and equipment are recorded at cost, less accumulated depreciation. Depreciation and amortization is calculated using the straight-line method over their estimated useful lives as follows:

Computer equipment	3 years
Software	3 years
Furniture and fixtures	3 years
Office equipment	3 to 5 years
Leasehold improvements	The shorter of the lease term or estimated useful life

Expenditures for maintenance and repairs are charged to operations as incurred. The costs of major renewals and improvements are capitalized. At the time property and equipment is retired, or otherwise disposed of, the cost and accumulated depreciation are eliminated from the asset and accumulated depreciation accounts. The profit or loss of such disposal is reflected in operating income.

Airwide Solutions, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

(in thousands, except share and per share amounts)

Intangible Assets

Intangible assets are accounted for at cost. Amortization is based on their estimated useful lives using the straight-line method, and over the following periods:

Software solutions	4 to 8 years
Customer relationships	10 years
Distribution agreements	7 years

Impairment of Long-Lived Assets

Long-lived assets, such as property, plant, and equipment, and purchased intangible assets subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If circumstances require a long-lived asset or asset group be tested for possible impairment, the Company first compares undiscounted cash flows expected to be generated by that asset or asset group to its carrying value. If the carrying value of the long-lived asset or asset group is not recoverable on an undiscounted cash flow basis, impairment is recognized to the extent that the carrying value exceeds its fair value. Fair value is determined through various valuation techniques including discounted cash flow models, quoted market values and third-party independent appraisals, as considered necessary.

During the year ended December 31, 2010 and for the period from January 1, 2011 through May 26, 2011, based on Company’s continuing operating losses, the Company considered the need for an impairment test. Management considered the market approach to be the best estimate of fair value for the long-lived assets, such as property and equipment and purchased intangible assets subject to amortization. As a result, as of December 31, 2010, we recorded non-cash impairment charges relating to the intangible assets acquired in the amount of $2,592. Also, the carrying values of the equipment were reduced to fair value, resulting in an impairment charge of $1,099 recorded in the Company’s consolidated statements of operations and comprehensive loss. Management estimated the fair value of the equipment based on observable market transactions involving sales of comparable equipment. No impairment charges were recorded in 2011.

Goodwill

Goodwill represents the excess of the purchase price over the fair value of the identifiable net assets acquired.

Goodwill and other intangible assets with indefinite lives are not amortized to operations, but instead are reviewed for impairment at least annually, or when there is an indicator of impairment. The Company has no intangible assets with indefinite useful lives, other than goodwill.

The goodwill impairment test is a two-step test. Under the first step, the fair value of the reporting unit is compared with its carrying value (including goodwill). If the fair value of the reporting unit is less than its carrying value, an indication of goodwill impairment exists for the reporting unit and the entity must perform step two of the impairment test (measurement). Under step two, an impairment loss is recognized for any excess of the carrying amount of the reporting unit’s goodwill over the implied fair value of that goodwill. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit in a manner similar to a purchase price allocation and the residual fair value after this allocation is the implied fair value of the reporting unit goodwill. Fair value of the reporting unit is determined using a discounted cash flow analysis. If the fair value of the reporting unit exceeds its carrying value, step two does not need to be performed. An impairment loss shall be recognized to the extent that the carrying amount of goodwill exceeds its implied fair value.

Airwide Solutions, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

(in thousands, except share and per share amounts)

Also, if an entity sells or disposes of a reporting unit, an amount of goodwill may need to be charged off as part of measuring the gain or loss on the sale or disposal. More specifically; if the entire reporting unit is disposed of, all of the goodwill of that reporting unit is included in the carrying amount in determining the gain or loss on disposal.

The Company determines fair value using widely accepted valuation techniques, including discounted cash flows and market multiple analyses. These types of analyses contain uncertainties because they require management to make assumptions and to apply judgment to estimate industry economic factors and the profitability of future business strategies. It is the Company’s policy to conduct impairment testing based on its current business strategy in light of present industry and economic conditions, as well as its future expectations.

The Company’s valuation methodology for assessing impairment requires management to make judgments and assumptions based on historical experience and projections of future operating performance. If these assumptions differ materially from future results, the Company may record impairment charges in the future.

In connection with the Company’s annual goodwill impairment test as of December 31, 2010, Management considered the market approach to be the best estimate of fair value for its reporting unit. The decision to sell the Company was made during 2010 and based on the valuations and offers received, including the sale to Mavenir Systems, Inc. subsequent to year-end, it was determined that the carrying value of the Company’s net assets exceeded its fair value, resulting in an impairment. Based on this analysis, the Company recorded an estimated non-cash pre-tax goodwill impairment charge of $14,294 in 2010. This charge is recorded as Goodwill Impairment in the Company’s consolidated statements of operations and comprehensive loss.

Stock Option Plan

Stock-based compensation represents the cost related to stock-based awards granted to employees. The Company measures stock-based compensation cost at the grant date, based on the estimated fair value of the award and recognizes the cost as an expense on a straight-line basis over the employee requisite service period. The Company estimates the fair value of stock options without market-based performance conditions using the Black-Scholes valuation model with the following weighted average assumptions:

•	Risk-free interest rate — U.S. Federal Reserve treasury constant maturities rate consistent vesting period;

•	Expected dividend yield — measured as the average annualized dividend estimated to be paid by the Company over the expected life of the award as a percentage of the share price at the grant date;

•	Expected term — the average of the vesting period and the expiration period from the date of issue of the award; and

•	Weighted average expected volatility — measured using historical volatility of similar public entities for which share or opinion price information is available.

The expense is recorded in the operating expense category of the consolidated statement of operations and comprehensive loss associated with the function performed by the recipient. The Company records deferred tax assets for awards that result in deductions on the Company’s income tax returns, based on the amount of compensation cost recognized and the Company’s statutory tax rate in the jurisdiction in which it will receive a deduction. Differences between the deferred tax assets recognized for financial reporting purposes and the actual tax deductions reported on the Company’s income tax returns are recorded in additional paid-in capital (if the tax deduction exceeds the deferred tax asset) or in the consolidated statement of operations and comprehensive loss (if the deferred tax asset exceeds the tax deduction and no additional paid-in capital exists from previous awards).

Airwide Solutions, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

(in thousands, except share and per share amounts)

Fair Value of Financial Instruments

Fair value is an exit price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. Accounting guidance also establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. Level 1 inputs are unadjusted quoted prices in active markets for identical assets or liabilities. Level 2 inputs are inputs other than quoted prices included with Level 1 that are directly or indirectly observable for the asset or liability. Level 3 inputs are inputs that are not observable in the market.

The Company’s financial instruments consist primarily of cash and cash equivalents, accounts receivable, accounts payable, debt instruments. The carrying amounts of financial instruments, other than the debt instruments are representative of their fair values due to their short maturities. The Company’s long-term debt agreement bears interest at market rates, and thus management believes their carrying amounts approximate fair value of the Company’s financial instruments.

Foreign Currency Translation

The functional and reporting currency of Airwide Solutions, Inc., the parent company, is the U.S. dollar. The functional currency of the subsidiaries is their respective local currency.

The results of operations, where the functional currency is not the U.S. dollars, are translated at the average rates of exchange during the period and the balance sheet at rates prevailing at the balance sheet date. Translation adjustments are accumulated and reported as a component of accumulated other comprehensive loss. Transaction gains (losses) are included in selling, general and administrative expenses and amounted to $3,495 for the year ended December 31, 2010 and $(1,295) for the period from January 1, 2011 through May 26, 2011. The foreign currency transaction gains and losses are primarily due to the decrease in the value of the U.S. dollar compared to the functional currencies in the countries the Company operates in internationally.

Comprehensive Loss

Comprehensive loss includes all changes in equity during a period except those resulting from investments by and distributions to owners. The Company records the components of comprehensive loss, foreign currency translation adjustments in the consolidated balance sheet as a component of shareholders’ equity.

Advertising Costs

Costs associated with advertising and marketing are expensed as incurred. Advertising expense in the year ended December 31, 2010 and the period from January 1, 2011 through May 26, 2011 was $25 and $16, respectively.

Recently Issued Accounting Standards

In June 2011, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2011-05, Comprehensive Income (“ASU 2011-05”) which changes the options when presenting comprehensive income. The update gives companies the option to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in separate but consecutive statements. The amendments in the update do not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income. This amendment also required an entity to present on the face of the financial statements adjustments

Airwide Solutions, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

(in thousands, except share and per share amounts)

for items that are reclassified from accumulated other comprehensive income to net income; however, in December 2011 the FASB issued ASU 2011-12, Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in ASU 2011-05 (“ASU 2011-12”). The update defers the specific requirement to present items that are reclassified from accumulated other comprehensive income to net income separately with their respective components of net income and other comprehensive income. The provisions of ASU 2011-05 will be applied retrospectively for interim and annual periods beginning after December 15, 2012 for nonpublic entities. The Company has early adopted the provisions of ASU 2011-05 and ASU 2011-12, effective January 1, 2010.

In September 2011, the FASB issued amended guidance that will simplify how entities test goodwill for impairment. After an assessment of certain qualitative factors, if it is determined to be more likely than not that the fair value of a reporting unit is less than its carrying amount, entities must perform the quantitative analysis of the impairment test. Otherwise, the quantitative test becomes optional. The guidance is effective after September 15, 2012, with early adoption permitted.

3. Accounts Receivable

Accounts receivable consists of the following:

	December 31, 2010	May 26, 2011
Trade	$13,548	$8,605
Less: allowance for doubtful accounts	1,119	493

Accounts receivable, net	$12,429	$8,112

4. Property and Equipment

Property and equipment consist of the following:

	December 31, 2010	May 26, 2011
Computer equipment	$459	$582
Software	35	65
Furniture and fixtures	29	29
Office equipment	7	7

	530	683
Less: accumulated depreciation	164	242

Property and equipment, net	$366	$441

Depreciation expense for the year ended December 31, 2010 and period from January 1, 2011 through May 26, 2011 was $656 and $211, respectively and is included in general and administrative expenses.

Airwide Solutions, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

(in thousands, except share and per share amounts)

5. Intangible Assets and Goodwill

Intangible assets consist of the following:

	December 31, 2010
	Gross Carrying Amount	Current Amortization	Accumulated Amortization	Impairment	Net Carrying Amount
Software solutions	$7,258	$1,150	$2,447	$2,217	$2,594
Customer relationships	9,839	869	4,983	—	4,856
Distribution agreements	2,165	259	1,733	375	57

Total intangible assets	$19,262	$2,278	$9,163	$2,592	$7,507

	May 26, 2011
	Gross Carrying Amount	Current Amortization	Accumulated Amortization	Impairment	Net Carrying Amount
Software solutions	$5,041	$158	$2,605	$—	$2,436
Customer relationships	9,839	198	5,181	—	4,658
Distribution agreements	1,790	12	1,745	—	45

Total intangible assets	$16,670	$368	$9,531	$—	$7,139

Amortization expense for the year ended December 31, 2010 and the period from January 1, 2011 through May 26, 2011 was $2,278 and $368, respectively, and is included in general and administrative expenses.

The following table projects the estimated amortization expense for the five succeeding years and thereafter:

December 31,
2011 (remainder)	$1,093
2012	1,652
2013	1,507
2014	1,507
2015 and thereafter	1,380

$7,139

A summary of changes in the Company’s carrying value of goodwill is as follows:

Goodwill
Balance at December 31, 2009	$14,479
Foreign currency exchange translation	(185)
Impairment losses	(14,294)

Balance at December 31, 2010	$—

Airwide Solutions, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

(in thousands, except share and per share amounts)

6. Accrued Liabilities

Accrued liabilities consist of the following:

	December 31, 2010	May 26, 2011
Accrued compensation	$2,213	$3,835
Accrued expenses on contracts	2,146	1,689
Uncertain tax positions	1,877	2,029

	$6,236	$7,553

7. Long-Term Debt

Long-term debt consists of the following:

	December 31, 2010	May 26, 2011
Working capital loan, payable in 36 monthly payments starting October 1, 2008, bearing interest at prime rate 3.25% as of May 26, 2011, plus 175 basis points maturing February 1, 2012	$7,785	$7,547
Current portion	(4,955)	(7,547)

Long-term debt, less current portion	$2,830	$—

In May 2010, the Company amended its Loan Security Agreement (the “Amendment”), which was associated with the working capital loan. The Loan Security Agreement is secured by substantially all of the Company’s assets. Among other changes, the Amendment (i) called for interest only payments from May 2010 through August 2010, (ii) extended the term of the loan from August 1, 2010 for 18 months, (iii) increased the total restructure fee by an additional $12 to $300, and (iv) required the Company to make a final payment of $1,238 to the lender at the maturity date. The Company determined that the modification of the terms of the working capital loan qualified as a debt extinguishment and recognized a gain on the extinguishment of the working capital loan of $257 in the accompanying consolidated statements of operations and comprehensive loss for the year ended December 31, 2010. In connection with the Airwide Acquisition, the working capital loan was paid off on May 27, 2011. The Loan Security Agreement contains affirmative and negative covenants and will, among other things, (i) require the maintenance of certain financial ratios, (ii) limit the Company’s ability to incur additional debt and lease, pay dividends, repurchase its common stock, sell certain assets, and make capital expenditures; and (iii) restrict mergers, consolidations and similar transactions. As of May 26, 2011, the Company was in compliance with its covenants.

8. Series CC Junior Non-Voting Preferred Stock

In connection with the issuance of the Series C stock, the Company allowed the exchange of $19,681 of promissory notes and associated accrued interest, issued prior to April 1, 2004, into 2,058 shares of Series CC junior non-voting preferred stock and 3,392 shares of common stock. The $19,681 includes the principal amount, plus the premium equivalent to nine times the principal.

The Series CC junior non-voting preferred stock does not have any dividend rights. In the event of any liquidation or winding up of the Company, the holders of the Series CC junior non-voting preferred stock are entitled to receive in preference to the holders of common stock, but only after holders of shares of Series C, F and D preferred stock have received their full liquidation preference and any unpaid dividends.

Airwide Solutions, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

(in thousands, except share and per share amounts)

The Series CC junior non-voting preferred stock is redeemable in whole upon the earlier of (i) the consummation of a Qualified Public Offering or (ii) April 16, 2014. The redemption price shall be equal to $1.00 per share. In the event of a Qualified Public Offering, each holder of the Series CC junior non-voting preferred stock may elect to receive, in lieu of cash, a number of shares of common stock determined by dividing $1 by the average daily trading prices of the common stock during the three business days immediately preceding the Qualified Public Offering.

Due to the mandatory redemption feature contained within the Series CC junior non-voting preferred stock, the Company has determined that the instrument should be recorded as a liability. The Company recorded this liability at fair value as of the issuance date. The liability is being accreted up to the redemption value through recognition of an interest expense in the statement of operations and comprehensive loss in future periods. Interest expense related to the accretion to redemption value on preferred shares for the year ended December 31, 2010 and the period from January 1, 2011 through May 26, 2011 was $133 and $65, respectively.

9. Shareholders’ Equity

Series C Convertible Participating Preferred Stock

On July 20, 2004, the Company completed a round of financing in which approximately 9,799,000 shares of Series C convertible participating preferred stock (“Series C stock”) were issued for $10,000 in cash. On the same day, approximately 517,000 shares of Series C stock were exchanged for $5,277 in promissory notes issued after March 31, 2004. The $5,277 includes the principal amount, plus the premium equivalent to nine times the principal.

On October 20, 2004, the Company completed a second round of financing in which approximately 6,159,000 shares of Series C stock were issued for cash consideration of $6,285. Of this amount, 50% was paid to Schlumberger Investments Ltd. on November 2, 2004 in line with the terms of the Share the Business Sale Agreement for the acquired companies, thus reducing the balance of purchase payable.

Holders of Series C stock are entitled to receive, prior to the payment of any dividend of the common stock, a cumulative dividend of 8% per share on the sum of (i) the purchase price of the Series C stock and (ii) all accumulated and unpaid dividends accrued thereon from the date of issuance (“Series C Liquidation Preference”), compounded annually in arrears, which shall be accrued whether or not declared by the Board of Directors. In addition to the Series C stock dividends, all holders of the Series C stock are also entitled to participate in all dividends and distributions that are declared and paid on common stock on the same basis as if each share of Series C stock had been converted into common stock prior to the record date established for such dividends.

As of December 31, 2010 and May 26, 2011, the cumulative dividend was approximately $10,616 and $11,489 respectively.

In the event of any liquidation or winding up of the Company, the holders of the Series C stock are entitled to receive in preference to the holders of common stock and Series CC junior non-voting preferred stock, an amount equal to the Series C Liquidation Preference. After payment of such sum to the holders of the Series C stock, the holders of Series CC junior non-voting preferred stock are entitled to receive their liquidation preference. After payment of such liquidation preference, holders of Series C stock and holders of common stock are entitled to receive, pro rata on an as-converted basis, the remaining assets of the Company available for distribution to its stockholders.

Airwide Solutions, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

(in thousands, except share and per share amounts)

The Series C stock has the following conversion features:

i.	the holders of the Series C stock have the right to convert, at the option of the holder, at any time, into common stock by the per share formula of the purchase price for Series C shares divided by the conversion price of $1.02 which is subject to adjustment.

ii.	the Series C stock shall automatically be converted into common stock at the then applicable conversion rate in the event either:

•

the closing of an underwritten initial public offering with net offering proceeds to the Company of at least $40,000 and a per share price to the public derived from a pre-money valuation of the Company of not less than $175,000 (“Qualified Public Offering”); or

•	the election of the holders of at least 67% of the issued and outstanding Series C stock.

In the event that the Company, subject to certain exceptions, issues additional shares of common stock or any right or option to purchase common stock or any other security convertible into common stock, at a purchase price less than the then applicable conversion price of the Series C stock (“Series C Conversion Price”), the Series C Conversion Price shall be adjusted according to a weighted average antidilution formula. The Series C Conversion Price is also subject to adjustment in the event of stock splits, stock dividends, recapitalizations and the like.

If the Company issues shares of its capital stock in a future financing for a consideration per share less than the applicable Series C Conversion Price in effect immediately prior to such issuance (a “Dilutive Issuance”) and a holder of Series C stock has the right to purchase its pro rata share of such Dilutive Issuance and if such holder does not purchase such pro rata share, then a portion of the shares of Series C stock then held by such holder shall be converted into common stock.

Series D Convertible Participating Preferred Stock

On January 4, 2006, the Company completed a round of financing in which approximately 8,747,000 shares of Series D convertible participating preferred stock (“Series D stock”) were issued for a cash consideration of approximately $25,000,000.

Holders of Series D stock are entitled to receive, prior to the payment of any dividend on the common stock, a cumulative dividend of 8% per share on the sum of (i) the purchase price of the Series D stock and (ii) all accumulated and unpaid dividends accrued thereon from the date of issuance (“Series D Liquidation Preference”), compounded annually in arrears, which shall be accrued whether or not declared by the Board of Directors. In addition to the Series D stock dividends, all holders of Series D stock are also entitled to participate in all dividends and distributions that are declared and paid on common stock on the same basis as if each share of Series D stock had been converted into common stock prior to the record date established for such dividends.

As of December 31, 2010 and May 26, 2011, the cumulative dividend payable was approximately $12,037 and $13,200 respectively.

In the event of any liquidations or winding up of the Company, the holders of Series D stock are entitled to receive in preference to the holders of common stock and Series CC junior non-voting preferred stock, an amount equal to the Series D Liquidation Preference. After payment of such sum to the holders of the Series D stock, the holders of Series CC junior non-voting preferred stock are entitled to receive their liquidation preference. After payment of such liquidation preference, holders of common stock are entitled to receive, pro rata on an as-converted basis, the remaining assets of the Company available for distribution to its stockholders.

Airwide Solutions, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

(in thousands, except share and per share amounts)

In the event that the Company, subject to certain exceptions, issues additional shares of common stock or any right or option to purchase common stock or any other security convertible into common stock, at a purchase price less than the then applicable conversion price of the Series D stock (“Series D Conversion Price”), the Series D Conversion Price shall be adjusted according to a weighted average antidilution formula. The Series D Conversion Price, $2.60, is also subject to adjustment in the event of stock splits, stock dividends, recapitalizations and the like.

If the Company issues shares of its capital stock in a future financing for a consideration per share less than the applicable Series D Conversion Price in effect immediately prior to such issuance (a “Dilutive Issuance”), and a holder of Series D stock has the right to purchase its pro rata share of such Dilutive Issuance and if such holder does not purchase such pro rata share, then a portion of the shares of Series D stock then held by such holder shall be converted into common stock.

Shares of Series D stock are conditionally redeemable in whole or in part on or after the maturity date in April, 2014 at the election of holder of at least a majority of the issued and outstanding Series D stock. The redemption price shall be equal to the sum of (i) the Series D Liquidation Preference per share on the day the redemption is completed and (ii) the fair market value of a share of common stock as of the day of redemption notice. Each share of Series D stock has voting rights equal to the number of shares of common stock issuable on conversion of a share of Series D stock.

Series E Convertible Junior Preferred Stock

On November 26, 2007, the Company completed a round of financing in which 7,230 shares of Series E convertible junior preferred stock (“Series E stock”) were issued for the acquisition of all outstanding shares of the previous acquisition, for a total of approximately $22,500.

The Series E stock does not have any dividend rights. In the event of any liquidation or winding up of the Company, the holders of the Series E stock are entitled to receive in preference to the holders of common stock, but only after holders of shares of Series C, D, and CC junior non-voting preferred stock have received their full liquidation preference, an amount equal to the Series E Liquidation Preference. After payment of such liquidation preference, holders of Series D, holders of Series E stock and holders of common stock are entitled to receive, pro rata on an as-converted basis, the remaining assets of the Company available for distribution to its stockholders.

The Series E stock has the following conversion features:

The Series E stock shall automatically be converted into common stock at the then applicable conversion rate in the event either:

•

the closing of an underwritten initial public offering with net offering proceeds to the Company of at least $40,000 and a per share price to the public derived from a pre-money valuation of the Company of not less than $175,000 (“Qualified Public Offering”); or

•	the election of the holders of at least a majority of the issued and outstanding Series E stock.

In the event that the Company, subject to certain exceptions, issues additional shares of common stock or any right or option to purchase common stock or any other security convertible into common stock, at a purchase price less than the then applicable conversion price of the Series E stock (“Series E Conversion Price”), the Series E Conversion Price shall be adjusted according to a weighted average antidilution formula. The Series E Conversion Price is also subject to adjustment in the event of stock splits, stock dividends, recapitalizations and the like.

Airwide Solutions, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

(in thousands, except share and per share amounts)

If the Company issues shares of its capital stock in a future financing for a consideration per share less than the applicable Series E Conversion Price in effect immediately prior to such issuance (a “Dilutive Issuance”) and a holder of Series E stock has the right to purchase its pro rata share of such Dilutive Issuance and if such holder does not purchase such pro rata share, then a portion of the shares of Series E stock then held by such holder shall be converted into common stock.

Shares of Series E stock are redeemable in whole at the option of at least the majority of the then outstanding Series E stockholders on or after the maturity date, being later on April 16, 2014 and the date upon which all shares of Series CC junior non-voting preferred stock have been redeemed. The redemption price shall be equal to the sum of (i) the Series E Liquidation.

Preference per share on the day of the redemption is completed and (ii) the fair market value of a share of common stock as of the day of redemption notice.

Each share of Series E stock has voting rights equal to the number of shares of common stock issuable on conversion of a share of Series E stock.

Series F Preferred Stock

On April 16, 2009, the Company converted approximately $7,449 of debt into 7,445 shares of Series F convertible participating preferred stock shares. The shares earn dividends of 8% that are compounding and cumulative and are calculated on December 31 each year. Series F, D, and C shares participate equally in the event of liquidation.

Holders of Series F stock are entitled to receive, prior to the payment of any dividend of the common stock, a cumulative dividend of 8% per share on the sum of (i) the purchase price of the Series F stock and (ii) all accumulated and unpaid dividends accrued thereon from the date of issuance (“Series F Liquidation Preference”), compounded annually in arrears, which shall be accrued whether or not declared by the Board of Directors. In addition to the Series F stock dividends, all holders of the Series F stock are also entitled to participate in all dividends and distributions that are declared and paid on common stock on the same basis as if each share of Series F stock had been converted into common stock prior to the record date established for such dividends.

As of December 31, 2010 and May 26, 2011, the cumulative dividend was approximately $664 and $936, respectively.

In the event of any liquidations or winding up of the Company, the holders of Series F stock are entitled to receive in preference to the holders of common stock and Series CC junior non-voting preferred stock, an amount equal to the Series F Liquidation Preference. After payment of such sum to the holders of the Series F stock, the holders of Series CC junior non-voting preferred stock are entitled to receive their liquidation preference. After payment of such liquidation preference, holders of common stock are entitled to receive, pro rata on an as-converted basis, the remaining assets of the Company available for distribution to its stockholders.

In the event that the Company, subject to certain exceptions, issues additional shares of common stock or any right or option to purchase common stock or any other security convertible into common stock, at a purchase price less than the then applicable conversion price of the Series F stock (“Series F Conversion Price”), the Series F Conversion Price shall be adjusted according to a weighted average antidilution formula. The Series F Conversion Price, $1.0154, is also subject to adjustment in the event of stock splits, stock dividends, recapitalizations and the like.

Airwide Solutions, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

(in thousands, except share and per share amounts)

If the Company issues shares of its capital stock in a future financing for a consideration per share less than the applicable Series F Conversion Price in effect immediately prior to such issuance (a “Dilutive Issuance”), and a holder of Series F stock has the right to purchase its pro rata share of such Dilutive Issuance and if such holder does not purchase such pro rata share, then a portion of the shares of Series F stock then held by such holder shall be converted into common stock.

Shares of Series F stock are conditionally redeemable in whole or in part on or after the maturity date in April 2014 at the election of holder of majority of the issued and outstanding Series F stock. The redemption price shall be equal to the sum of (i) the Series F Liquidation Preference per share on the day the redemption is completed and (ii) the fair market value of a share of common stock as of the day of redemption notice.

Each share of Series F stock has voting rights equal to the number of shares of common stock issuable on conversion of a share of Series F stock.

Stock Option Plan

Under the Company’s stock option plan, an aggregate of up to 12,366 options to purchase common stock may be granted to employees, directors and consultants. Stock options are granted with an exercise price equal to the stock’s estimated fair value at the date of grant as determined by the Board of Directors and the maximum term of an option is ten years. In general, 25% of the options vest on the anniversary of the date of grant, while 2.0833% of the options granted vest on the first day of every month commencing on the first day of the month following the first anniversary of the grant.

Total compensation expense for stock-based compensation awards was $215 for the year ended December 31, 2010 and $52 for the period from January 1, 2011 to May 26, 2011.

At December 31, 2010 and May 26, 2011, there was $267 and $131, respectively of total unrecognized cost related to unvested stock options granted under the stock option plan. In connection with the Airwide Acquisition, the stock option plan was terminated and outstanding options were cancelled or terminated.

The weighted average fair value of stock options granted during 2010 was $ .19 on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

Expected dividends	—
Risk-free interest rate(U.S. Treasury)	5.50%
Expected term	7 years
Volatility	55%

At December 31, 2010 and May 26, 2011, the weighted average remaining contractual life of the outstanding options was 5.73 years and 5.2 years, respectively.

Airwide Solutions, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

(in thousands, except share and per share amounts)

The following table summarizes the stock option activity during the year ended December 31, 2010:

	Shares	Weighted Average Exercise Price per Share	Weighted Average Remaining Contractual Term (in years)
Outstanding January 1, 2010	7,197,990	$.42
Granted	310,000	.33
Exercised	—	—
Cancelled	(87,500)	.59

Outstanding, December 31, 2010	7,420,490	.43	5.73

Exercisable, December 31, 2010	4,082,011	$.25	1.98

The following table summarizes the stock option activity during the period from January 1, 2011 through May 26, 2011:

	Shares	Weighted Average Exercise Price per Share	Weighted Average Remaining Contractual Term (in years)
Outstanding January 1, 2011	7,420,490	$.43
Granted	—	—
Exercised	—	—
Cancelled	(2,334,697)	.50

Outstanding May 26, 2011	5,085,793	$.39	5.2

Exercisable May 26, 2011	3,710,397	$.29	3.16

Common Stock Purchase Warrants

In 2005, the Company signed a loan and a security agreement. This loan was repaid in January 2006. However, in conjunction with the issuance of this loan and security agreement, the Company issued 315 common stock purchase warrants. The warrants entitled the holders to purchase common stock of the Company at an exercise price of $0.15 per share, exercisable at any time and expiring on July 27, 2012. All of the warrants expired as none were exercised.

The fair value of the warrants issued to the convertible promissory note holders is $23. The fair value of the warrants was calculated using the Black-Scholes option pricing model with the following assumptions: expected dividend yield of nil, risk-free interest rate of 5.5%, expected volatility of 40% and an expected life of seven years.

Airwide Solutions, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

(in thousands, except share and per share amounts)

10. Income Taxes

The following table summarizes the income tax expense:

	Year Ended December 31, 2010	Period from January 1, 2011 through May 26, 2011
Current:
Federal	$—	$—
State	—	—
Foreign	2,041	207

Total current	2,041	207

Deferred:
Federal	—	—
State	—	—
Foreign	—	—

Total deferred	—	—

Income tax expense	$2,041	$207

The significant components of the Company’s deferred tax assets and liabilities are as follows:

	December 31, 2010	May 26, 2011
Deferred income tax assets:
Accrued expenses	$73	$203
Stock options	—	16
Allowance for bad debts	303	125
Net operating loss carry forwards	20,191	21,390
Tax credit carry forwards	1,514	1,123
Depreciation expense	31	67

	22,112	22,924

Deferred income tax liabilities:
Amortization expense	(2,755)	(2,621)
Unrealized foreign exchange loss	(648)	(433)

	(3,403)	(3,054)

Deferred income tax assets, net	18,709	19,870
Valuation allowance	(18,709)	(19,870)

Deferred income tax assets, net	$—	$—

Airwide Solutions, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

(in thousands, except share and per share amounts)

A reconciliation of the federal statutory income tax rate to the effective income tax rate is as follows:

	Year Ended December 31, 2010		Period from January 1, 2011 through May 26, 2011
	Amount	Percent	Amount	Percent
Computed tax at statutory rates:	$(8,926)	35.0%	$(1,206)	35.0%
State taxes, net of federal benefits	(610)	2.4%	(373)	10.8%
Effect of foreign tax rates of subsidiaries	429	(1.7%)	329	(9.5%)
Change in valuation allowance	1,523	(6.0%)	1,220	(35.4%)
U.S./foreign settlements	1,000	(3.9%)	(425)	12.3%
Goodwill impairment	5,813	(22.8%)	5	(0.1%)
Nondeductible penalties	131	(0.5%)	226	(6.6%)
Uncertain tax positions	1,877	(7.4%)	152	(4.4%)
Meals and entertainment	23	(0.1%)	14	(0.4%)
Other, net	781	(3.0%)	265	(7.7%)

Total	$2,041	(8.0%)	$207	(6.0%)

At May 26, 2011, we had federal net operating loss carryforwards of approximately $5,600. These losses expire in various years between 2024 and 2030, and are subject to limitations on their utilization. We had total foreign net operating loss carryforwards of approximately $15,800, which are subject to limitations on their utilization. Approximately $5,500 of these net operating losses are not currently subject to expiration dates. The remainder, approximately $10,300, expires in 2020.

In addition, the Company has research and development expenditures carried forward of approximately $119 and investment tax credits of approximately $1,005, which can be used to reduce Canadian federal taxable income, expiring in 2029. The benefits of these items have not been recognized in the consolidated financial statements, except to the extent required to reduce the future income tax and liabilities to nil.

Based on the level of historic taxable income and projections for future taxable income over the periods in which the temporary differences are anticipated to reverse, the Company has recorded a full valuation allowance of $18,709 and $19,870 as of December 31, 2010 and May 26, 2011, respectively, sufficient to reduce the deferred tax assets to the amount more-likely-than-not to be realized. The amount of the deferred tax assets considered realizable may be adjusted in the future if the estimated taxable income is modified.

In the past year, there were no undistributed earnings of the Company’s foreign subsidiaries. To the extent that any undistributed earnings would have arisen, these earnings are considered to be indefinitely reinvested and, accordingly, no provision for U.S. federal and state income taxes has been provided thereon. Upon repatriation of these earnings, in the form of dividends or otherwise, the Company would be subject to both U.S. income taxes (subject to an adjustment for foreign credits) and withholding taxes payable to various foreign countries. Determination of the amount of unrecognized deferred U.S. income tax liability is not practicable due to the complexities associated with its hypothetical calculation; however, unrecognized foreign tax credit carry forwards would be available to reduce a portion of the U.S. liability.

The gross amount of unrecognized tax benefits as of May 26, 2011 includes $2,029 of net unrecognized tax benefits that, if recognized, would affect the effective income tax rate. The Company recognized both interest

Airwide Solutions, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

(in thousands, except share and per share amounts)

and penalties related to uncertain tax positions as part of the reserve for uncertain tax positions. At May 26, 2011, the Company had accrued an additional $152 for the uncertain tax positions. The Company is not able to estimate the total amounts of unrecognized tax benefits that will change in the next twelve months.

11. Financial Instruments

The Company’s financial instruments consist primarily of cash and cash equivalents, billed and unbilled accounts receivable, accounts payable and debt. The carrying amount of financial instruments is representative of their fair value due to their short maturities.

The majority of the Company’s operations are international, giving rise to significant exposure to market risks from changes in foreign exchange rates. In the future, the Company may use derivative financial instruments to reduce these risks, but does not hold or issue financial instruments for trading purposes. These financial instruments are subject to normal credit standards, financial controls, risk management and monitoring procedures.

Currency Risk

The Company has currency exposure arising from significant operations and contracts in multiple jurisdictions. The Company has limited currency exposure to freely-tradable and liquid currencies of first world countries.

Concentration of Credit Risk

Financial instruments that potentially expose the Company to concentration of credit risk consist primarily of cash investments and accounts receivable. The Company places its cash investments with high-credit quality financial institutions and invests primarily in money market funds placed with major banks and financial institutions. The Company believes no significant concentrations of credit risk exist with respect to these cash investments.

Accounts receivable are generally with diversified customers and dispersed across many geographical regions. As of December 31, 2010 and May 26, 2011, there were one and two customer balances, respectively, that comprised more than 10% of the overall account receivable balance. The Company believes no significant concentration of credit risk exists with respect to these accounts receivable. During 2010 and 2011, none of these customers represented more than 10% of the total revenue.

The Company is required to estimate the collectability of its accounts receivable each accounting period and records a reserve for bad debts. A considerable amount of judgment is required in assessing the realization of these receivables, including the current creditworthiness of each customer, current and historical collection history and the related aging of past due balances. The Company evaluates specific accounts when it becomes aware of information indicating that a customer may not be able to meet its financial obligations due to the deterioration of its financial condition, lower credit ratings, bankruptcy or other factors, affecting the ability to render payment. Reserve requirements are based on the facts available and are re-evaluated and adjusted as additional information is received.

Airwide Solutions, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

(in thousands, except share and per share amounts)

12. Commitments

The Company leases office space under operating leases that expire on or before December 31, 2012. Future lease payments aggregate $3,665 and include the following amounts payable over the next four years:

December 31,
2011 (remainder)	$1,013
2012	1,144
2013	730
2014	389
2015	389

$3,665

Rent expense for the Company was $1,792 and $1,055 for the year ended December 31, 2010 and period from January 1, 2012 through May 26, 2011, respectively.

13. Profit Sharing Plan

The Company maintains a defined contribution 401(k) plan (the “Plan”). There were no contributions to the Plan for the year ended December 31, 2010 and the period from January 1, 2011 through May 26, 2011.

The Company’s employees in Finland and the UK have defined contribution plans. The cost of the plans for the year ended December 31, 2010 and period from January 2011 through May 26, 2011 was approximately $1,529 and $591, respectively, and is included in operating expenses.

14. Subsequent Events

The Company has evaluated subsequent events from the balance sheet through December 20, 2012, the date at which the consolidated financial statements were available to be issued, and determine that there are no other items to disclose except for the following:

On May 27, 2011 the Company merged with a subsidiary of Mavenir Systems, Inc., and the Company became a wholly-owned subsidiary of Mavenir Systems, Inc., for a total purchase price of $16,901. The transaction was accounted for under the acquisition method of accounting.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

The following table sets forth the estimated costs and expenses, other than underwriting discounts and commissions, to be paid by us in connection with the sale of the shares of common stock being registered hereby.

SEC registration fee	$
FINRA filing fee		*
Listing fee		*
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Blue Sky fees and expenses (including legal fees)		*
Transfer agent and registrar fees and expenses		*
Miscellaneous		*

Total		*

*	To be provided by amendment.

Item 14. Indemnification of Directors and Officers

Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation’s board of directors to grant, indemnity to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities, including reimbursement for expenses incurred, arising under the Securities Act of 1933, as amended, or the Securities Act. Our amended and restated certificate of incorporation to be in effect upon the completion of this offering provides for indemnification of our directors, officers, employees and other agents to the maximum extent permitted by the Delaware General Corporation Law, and our amended and restated bylaws to be in effect upon the completion of this offering provide for indemnification of our directors, officers, employees and other agents to the maximum extent permitted by the Delaware General Corporation Law. In addition, we have entered into indemnification agreements with our directors, officers and some employees containing provisions that may be in some respects broader than the specific indemnification provisions contained in the Delaware General Corporation Law. The indemnification agreements may require us, among other things, to indemnify our directors against certain liabilities that may arise by reason of their status or service as directors, officers and employees and to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified.

We maintain a directors’ and officers’ insurance policy.

The underwriting agreement to be entered into in connection with this offering will provide that the underwriters will indemnify us, our directors and certain of our officers against liabilities resulting from information furnished by or on behalf of the underwriters specifically for use in the Registration Statement.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. Please read “Item 17. Undertakings” for more information on the SEC’s position regarding such indemnification provisions.

Item 15. Recent Sales of Unregistered Securities

Since January 1, 2009, we have made sales of the following unregistered securities:

•

Between January 1, 2009 and October 30, 2012, we granted stock options under our amended and restated 2005 Stock Plan to purchase an aggregate of 16,183,596 shares of our common stock at exercise prices ranging between $0.08 and $0.73 to a total of 522 employees, directors and consultants. Of these, stock options to purchase an aggregate of 2,839,919 shares have been cancelled without being exercised, 362,737 have been exercised and 12,980,940 remain outstanding as of September 30, 2012.

•

Since January 1, 2009, we issued and sold an aggregate of 1,903,877 shares of our common stock to employees, directors and consultants at exercise prices ranging between $0.01 and $0.11 upon the exercise of stock options granted under our amended and restated 2005 Stock Plan. Of these, no shares have been repurchased and all 1,903,877 shares remain outstanding as of September 30, 2012.

•

In June 2010, we issued an aggregate of 12,100,007 shares of our Series D redeemable convertible preferred stock to ten accredited investors at a per share price of $1.1219, for aggregate consideration of approximately $13.6 million.

•

Between May 2011 and July 2011, we issued an aggregate of 31,885,207 shares of our Series E redeemable convertible preferred stock to fifteen accredited investors at a per share price of $1.2545, for aggregate consideration of approximately $40.0 million.

•	In September and October 2012, we issued warrants to purchase an aggregate of 920,000 shares of our common stock at an exercise price of $0.73 per share.

Unless otherwise stated, the sales of the above securities were deemed to be exempt from registration under the Securities Act in reliance upon Section 4(2) of the Securities Act or Regulation D promulgated thereunder, or Rule 701 promulgated under Section 3(b) of the Securities Act as transactions by an issuer not involving any public offering or pursuant to benefit plans and contracts relating to compensation as provided under Rule 701. The recipients of the securities in each of these transactions represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were placed upon the stock certificates issued in these transactions.

Item 16. Exhibits and Financial Statement Schedules

Exhibit Number	Exhibit Table

1.1*	Form of Underwriting Agreement.

3.1	Amended and Restated Certificate of Incorporation of the Registrant, as currently in effect.

3.2*	Form of Amended and Restated Certificate of Incorporation of the Registrant, to be effective upon completion of the offering.

3.3	Bylaws of the Registrant, as currently in effect.

3.4*	Form of Amended and Restated Bylaws of the Registrant, to be effective upon completion of the offering.

4.1*	Specimen Common Stock Certificate of the Registrant.

4.2	Amended and Restated Investors’ Rights Agreement, dated May 26, 2011.

4.3	Warrant to Purchase Series C Redeemable Convertible Preferred Stock issued to Comerica Bank on October 3, 2008.

4.4	Warrant to Purchase Series C Redeemable Convertible Preferred Stock issued to Starent Networks Corp. (now a wholly-owned subsidiary of Cisco Systems, Inc.) on October 29, 2008.

4.5	Warrant to Purchase Common Stock issued to Silicon Valley Bank on October 18, 2012.

4.6	Warrant to Purchase Common Stock issued to Westriver Mezzanine Loans, LLC on October 18, 2012.

4.7	Warrant to Purchase Common Stock issued to the Community Foundation of North Texas on September 11, 2012.

5.1*	Opinion of Andrews Kurth LLP.

10.1	Form of Indemnification Agreement for Directors and Officers of the Registrant, as currently in effect.

10.2	Amended and Restated 2005 Stock Plan, as amended.

10.3	Form of Stock Option Agreement — Early Exercise for 2005 Stock Plan.

10.4	Form of Stock Option Agreement — Standard Exercise for 2005 Stock Plan.

10.5	Form of U.K. Stock Option Agreement for 2005 Stock Plan.

10.6	Form of International Stock Option Agreement for 2005 Stock Plan.

10.7*	2013 Equity Incentive Plan.

10.8*	Form of Stock Issuance Agreement for 2013 Equity Incentive Plan.

10.9*	Form of Notice of Grant — Early Exercise for 2013 Equity Incentive Plan.

10.10*	Form of Notice of Grant — Standard Exercise for 2013 Equity Incentive Plan.

10.11*	Form Notice of Grant — Non-Employee Director for 2013 Equity Incentive Plan.

10.12*	Form of U.K. Notice of Grant for 2013 Equity Incentive Plan.

Exhibit Number	Exhibit Table

10.13*	Form of International Notice of Grant for 2013 Equity Incentive Plan.

10.14	2011 Management Incentive Plan.

10.15	2012 Executive Bonus Plan.

10.16	2011 Sales Compensation Plan.

10.17	2012 Sales Commission Plan.

10.18	Amended and Restated Executive Employment Agreement, dated December 18, 2012, between the Registrant and Pardeep Kohli.

10.19	Form of Pardeep Kohli Option Agreement for 2005 Stock Plan.

10.20	Amended and Restated Executive Employment Agreement, December 18, 2012, between the Registrant and Terry Hungle.

10.21	Executive Employment Agreement, dated December 18, 2012, between the Registrant and Bahram Jalalizadeh.

10.22	Participation Agreement, dated June 27, 2011, between the Registrant and Terence McCabe.

10.23	Participation Agreement, dated June 28, 2011, between the Registrant and Carolyn Turner.

10.24	Form of Employment, Confidential Information, and Invention Assignment Agreement.

10.25	Commercial Lease Agreement, dated July 20, 2012, by and between the Registrant and Telecom Commerce III, Ltd.

10.26	Senior Loan and Security Agreement, dated October 18, 2012, by and among the Registrant, Mavenir Holdings, Inc. and Silicon Valley Bank.

10.27	Subordinated Loan and Security Agreement, dated October 18, 2012, by and among the Registrant, Mavenir Holdings, Inc. and Silicon Valley Bank.

10.28	Intellectual Property Security Agreement, dated October 18, 2012, by and among the Registrant, Mavenir Holdings, Inc. and Silicon Valley Bank.

10.29*	Reseller OEM Agreement, dated October 28, 2008, by and between the Registrant and Starent Networks Corp., assigned to Cisco Systems, Inc. as of September 3, 2010 (including amendments and addendums to date).

21.1	Subsidiaries of the Registrant.

23.1*	Consent of BDO USA, LLP.

24.1*	Power of Attorney (included on the signature pages herein).

*	To be filed by amendment.

Item 17. Undertakings

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Mavenir Systems, Inc. has duly caused this registration statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Richardson, State of Texas, on the          day of                     , 2012.

Mavenir Systems, Inc.

By:
Pardeep Kohli
President and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Pardeep Kohli and Terry Hungle, and each of them, either of whom may act without the joinder of the other, as his true and lawful attorneys-in-fact and agents with full power of substitution and re-substitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and to sign any registration statement for the same offering covered by the registration statement that is to be effective upon filing pursuant to Rule 462(b) promulgated under the Securities Act, and all post-effective amendments thereto, and to file the same, with all exhibits thereto and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or his or their substitute or substitutes, may lawfully do or cause to be done or by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended this registration statement has been signed by the following persons in the capacities indicated on the          day of                     , 2012.

Signature	Title

Pardeep Kohli	President, Chief Executive Officer and Director (Principal Executive Officer)

Terry Hungle	Chief Financial Officer (Principal Financial Officer)

David Lunday	Controller (Principal Accounting Officer)

Benjamin L. Scott	Chairman of the Board

Ammar H. Hanafi	Director

Jeffrey P. McCarthy	Director

Signature	Title

Vivek Mehra	Director

Hubert de Pesquidoux	Director

Venu Shamapant	Director

EXHIBIT INDEX

Exhibit Number	Exhibit Table

1.1*	Form of Underwriting Agreement.

3.1	Amended and Restated Certificate of Incorporation of the Registrant, as currently in effect.

3.2*	Form of Amended and Restated Certificate of Incorporation of the Registrant, to be effective upon completion of the offering.

3.3	Bylaws of the Registrant, as currently in effect.

3.4*	Form of Amended and Restated Bylaws of the Registrant, to be effective upon completion of the offering.

4.1*	Specimen Common Stock Certificate of the Registrant.

4.2	Amended and Restated Investors’ Rights Agreement, dated May 26, 2011.

4.3	Warrant to Purchase Series C Redeemable Convertible Preferred Stock issued to Comerica Bank on October 3, 2008.

4.4	Warrant to Purchase Series C Redeemable Convertible Preferred Stock issued to Starent Networks Corp. (now a wholly-owned subsidiary of Cisco Systems, Inc.) on October 29, 2008.

4.5	Warrant to Purchase Common Stock issued to Silicon Valley Bank on October 18, 2012.

4.6	Warrant to Purchase Common Stock issued to Westriver Mezzanine Loans, LLC on October 18, 2012.

4.7	Warrant to Purchase Common Stock issued to the Community Foundation of North Texas on September 11, 2012.

5.1*	Opinion of Andrews Kurth LLP.

10.1	Form of Indemnification Agreement for Directors and Officers of the Registrant, as currently in effect.

10.2	Amended and Restated 2005 Stock Plan, as amended.

10.3	Form of Stock Option Agreement — Early Exercise for 2005 Stock Plan.

10.4	Form of Stock Option Agreement — Standard Exercise for 2005 Stock Plan.

10.5	Form of U.K. Stock Option Agreement for 2005 Stock Plan.

10.6	Form of International Stock Option Agreement for 2005 Stock Plan.

10.7*	2013 Equity Incentive Plan.

10.8*	Form of Stock Issuance Agreement for 2013 Equity Incentive Plan.

10.9*	Form of Notice of Grant — Early Exercise for 2013 Equity Incentive Plan.

10.10*	Form of Notice of Grant — Standard Exercise for 2013 Equity Incentive Plan.

10.11*	Form Notice of Grant — Non-Employee Director for 2013 Equity Incentive Plan.

10.12*	Form of U.K. Notice of Grant for 2013 Equity Incentive Plan.

Exhibit Number	Exhibit Table

10.13*	Form of International Notice of Grant for 2013 Equity Incentive Plan.

10.14	2011 Management Incentive Plan.

10.15	2012 Executive Bonus Plan.

10.16	2011 Sales Compensation Plan.

10.17	2012 Sales Commission Plan.

10.18	Amended and Restated Executive Employment Agreement, dated December 18, 2012, between the Registrant and Pardeep Kohli.

10.19	Form of Pardeep Kohli Option Agreement for 2005 Stock Plan.

10.20	Amended and Restated Executive Employment Agreement, December 18, 2012, between the Registrant and Terry Hungle.

10.21	Executive Employment Agreement, dated December 18, 2012, between the Registrant and Bahram Jalalizadeh.

10.22	Participation Agreement, dated June 27, 2011, between the Registrant and Terence McCabe.

10.23	Participation Agreement, dated June 28, 2011, between the Registrant and Carolyn Turner.

10.24	Form of Employment, Confidential Information, and Invention Assignment Agreement.

10.25	Commercial Lease Agreement, dated July 20, 2012, by and between the Registrant and Telecom Commerce III, Ltd.

10.26	Senior Loan and Security Agreement, dated October 18, 2012, by and among the Registrant, Mavenir Holdings, Inc. and Silicon Valley Bank.

10.27	Subordinated Loan and Security Agreement, dated October 18, 2012, by and among the Registrant, Mavenir Holdings, Inc. and Silicon Valley Bank.

10.28	Intellectual Property Security Agreement, dated October 18, 2012, by and among the Registrant, Mavenir Holdings, Inc. and Silicon Valley Bank.

10.29*	Reseller OEM Agreement, dated October 28, 2008, by and between the Registrant and Starent Networks Corp., assigned to Cisco Systems, Inc. as of September 3, 2010 (including amendments and addendums to date).

21.1	Subsidiaries of the Registrant.

23.1*	Consent of BDO USA, LLP.

24.1*	Power of Attorney (included on the signature pages herein).

*	To be filed by amendment.